Amendment No. 1 to draft registration statement as confidentially submitted to the Securities and Exchange Commission on April 17, 2015 pursuant to the Jumpstart Our Business Startups Act. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

OOMA, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	7372	06-1713274
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1880 Embarcadero Road

Palo Alto, CA 94303

(650) 566-6600

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Eric B. Stang

President and Chief Executive Officer

Ooma, Inc.

1880 Embarcadero Road

Palo Alto, CA 94303

(650) 566-6600

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent of Service)

Copies to:

Stephen J. Venuto, Esq. Christopher J. Austin, Esq. Andrew D. Thorpe, Esq. Joseph Z. Perkins, Esq. Orrick, Herrington & Sutcliffe LLP 1000 Marsh Road Menlo Park, CA 94025 (650) 614-7400	Spencer D. Jackson, Esq. Vice President and General Counsel Ooma, Inc. 1880 Embarcadero Road Palo Alto, CA 94303 (650) 566-6600	Andrew S. Williamson, Esq. Charles S. Kim, Esq. David G. Peinsipp, Esq. Cooley LLP 101 California Street, 5th Floor San Francisco, CA 94111 (415) 693-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title Of Each Class Of Securities To Be Registered	Amount To Be Registered(1)	Proposed Maximum Offering Price Per Unit(2)	Proposed Maximum Aggregate Offering Price(2)	Amount Of Registration Fee
Common Stock, par value $0.0001 per share		$	$	$

(1)	Includes shares of Common Stock issuable upon exercise of the Underwriters’ option to purchase additional shares.
(2)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                     , 2015

Preliminary Prospectus

             Shares

Common Stock

This is the initial public offering of shares of common stock of Ooma, Inc. Prior to this offering, there has been no public market for our common stock. The initial public offering price of our common stock is expected to be between $         and $         per share.

We intend to apply to list our common stock on the New York Stock Exchange under the symbol “OOMA.”

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and, as such, we have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings.

The underwriters have an option to purchase a maximum of              additional shares of common stock from us at the initial public offering price less the underwriting discount, within 30 days from the date of this prospectus.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 12.

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to Ooma
Per Share	$	$	$
Total	$	$	$

(1)	See “Underwriting” beginning on page 142 for additional information regarding underwriting compensation.

Delivery of the shares of common stock will be made on or about                     , 2015.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Credit Suisse		BofA Merrill Lynch

JMP Securities

William Blair		Wunderlich Securities

The date of this prospectus is                     , 2015

i

ABOUT THIS PROSPECTUS

You should rely only on the information contained in this prospectus or contained in any free writing prospectus filed with the Securities and Exchange Commission. Neither we nor the underwriters have authorized anyone to provide you with additional information or information different from that contained in this prospectus or in any free writing prospectus filed with the Securities and Exchange Commission. We are offering to sell, and seeking offers to buy, our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

Through and including                     , 2015 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the U.S. Persons outside the U.S. who obtain this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the U.S.

ii

PROSPECTUS SUMMARY

This summary highlights selected information that is presented in greater detail elsewhere in this prospectus. This summary does not contain all of the information that you should consider before investing in our common stock. You should read this entire prospectus carefully, including the sections titled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus, before deciding whether to purchase shares of our common stock. Unless the context otherwise requires, the terms “Ooma,” the “company,” “we,” “us,” and “our” in this prospectus refer to Ooma, Inc. and its consolidated subsidiary, and this “offering” refers to the offering contemplated in this prospectus.

Overview

Ooma is a leading provider of innovative communications solutions and other connected services to small business, home and mobile users. Our unique hybrid SaaS platform, consisting of our proprietary cloud, on-premise appliances, mobile applications and end-point devices, provides the connectivity and functionality that power our solutions. Our communications solutions deliver industry-leading PureVoice HD voice quality, advanced features and integration with mobile devices at extremely competitive pricing and value. Our platform helps create smart workplaces and homes by providing value-added communications and other connected services and by integrating end-point devices to enable the Internet of Things. Our platform and solutions have the power to provide communications, productivity, automation, monitoring, safety, security and networking infrastructure applications to our users.

We drive the adoption of our platform by providing communications solutions to the large and growing markets for small business, home and mobile users and then accelerate growth by offering new and innovative connected services to our user base. Our small business and home customers adopt our platform by making a one-time purchase of one of our on-premise appliances, connecting the appliance to the internet, and activating subscription services, for which they primarily pay on a monthly basis. We have achieved high levels of customer retention and loyalty by delivering exceptional quality and customer satisfaction.

•	Small business communications solutions. The readers of PC Magazine selected Ooma’s small business solution as the best internet phone service for small businesses two years in a row in PC Magazine’s Business Choice Awards (2014 and 2015). Ooma’s unique platform for small business, called Ooma Office, delivers a low-cost, complete business communications solution with rich, enterprise-grade functionality and mobile integration to small businesses, defined as businesses that have fewer than 20 employees, which we believe have traditionally been underserved.

•	Home communications solutions. For four years in a row, the readers of the leading U.S. consumer research publication have ranked Ooma as the number one home phone service for overall satisfaction and value. Our home communications appliance, called Ooma Telo, is a complete home communications solution with industry-leading HD voice quality and premium features, many of which are unique to Ooma. Additionally, our full-featured mobile app allows our customers to make calls, manage their accounts and access our platform for other services while on the go.

•	Mobile communications applications. Our mobile applications are available to customers who have purchased Ooma Office or Ooma Telo, as well as any other consumers with a Wi-Fi or cellular data connected mobile device. For mobile-only customers, we provide free domestic calling and messaging, and low rates for international calling through our Talkatone mobile app, available on both iOS and Android. Out of over one million apps available as of December 31, 2014, in each of Google Play and the Apple App Store, our Talkatone app was ranked in the top 100 and top 300, respectively.

Our services run on our unique platform consisting of four proprietary elements:

•	Multi-tenant cloud service. Our cloud provides a high-quality, secure, managed and reliable connection, integrating every element of our platform.

•	Custom on-premise appliances. Our on-premise appliances incorporate both a custom-designed, Linux-based computer and a high-speed network router with several key features, including wireless connectivity to end-point devices and custom firmware and software applications that are remotely upgradable and extensible to new services.

•	Mobile applications. Our mobile applications enable customers to access our product features on their mobile devices from anywhere they have a Wi-Fi or cellular data connection.

•	End-point devices. Our end-point devices, such as our Linx, HD2 Handset, Ooma Headset and Wireless + Bluetooth adapter, enable additional functionality and services.

We currently offer our solutions in the U.S. and Canadian markets. We believe our differentiated platform and our long-term customer relationships uniquely position us to add new connected services, and exploit adjacent markets, all without significant capital investment or high customer acquisition costs to drive their adoption. We offer and are developing connected services for the following applications:

•	Productivity. We offer a small business productivity service, called “Office Promoter,” which provides lead generation services to small businesses using proprietary techniques. In the future, we expect to launch additional connected services to enhance productivity for small businesses.

•	Automation, monitoring, safety and security. Our platform creates an ecosystem for connected services by integrating with other automation solutions. For example, we have integrated Ooma Telo with products from Nest Labs, Inc., a Google company specializing in home monitoring and control. We are currently developing additional connected services for small businesses and homes to enable the Internet of Things, including a home monitoring solution using proprietary sensors.

•	Networking infrastructure. Our on-premise appliances include a high-speed router that has the capacity to provide networking infrastructure solutions. In the future, we expect to launch connected services with applications for networking infrastructure for small businesses and homes.

We have experienced significant revenue and user growth in recent periods, growing our “core users” from approximately 174,000 as of January 31, 2011 to approximately 645,000 as of January 31, 2015, representing a compound annual growth rate of approximately 39%. We define core users as the number of home user accounts, office user extensions, and standalone Office Promoter accounts, which means Office Promoter users who do not subscribe to any other services from us. We believe we have one of the lowest customer churn rates in the industry, with an average monthly core user churn rate of 0.50% for fiscal 2015. Additionally, we had approximately 1.5 million Talkatone monthly active users as of January 31, 2015. We have a predictable revenue model with growth in recurring revenue, with total revenue of $39.2 million, $53.7 million and $72.2 million in fiscal 2013, fiscal 2014 and fiscal 2015, respectively. Subscription and services revenue, which represents the recurring portion of our total revenue, has increased as a percentage of our total revenue over the last four years, from approximately 30% in fiscal 2011 to 66% in fiscal 2014 and 75% in fiscal 2015. We have continued to make significant investments in research and development, brand marketing and channel development, incurring net losses of $(3.7) million, $(2.0) million and $(6.4) million in fiscal 2013, fiscal 2014 and fiscal 2015, respectively. Our Adjusted EBITDA was $(2.2) million, $(0.5) million and $(3.5) million in fiscal 2013, fiscal 2014 and fiscal 2015, respectively. See footnote (3) in “Selected Consolidated Financial Data” for a description of how we define Adjusted EBITDA, why we believe it is useful to investors, and a reconciliation to our net loss, which is our most directly comparable financial measure calculated and presented in accordance with generally accepted accounting principles, or GAAP.

Industry Background

Overall Industry Trends

Several key trends are driving changes within the small business, home and mobile communications markets. Consumers in all three markets are demanding higher quality and performance from products and services, but at a lower cost. The rapid proliferation of ubiquitous connectivity, connected devices, cloud computing, big data, and the widespread availability of broadband internet, have been coupled with a steady decline in component and computing costs. The convergence of these powerful technologies at a lower cost is leading the market toward a more integrated and connected network of devices enabling smart workplaces, smart homes, remote access and automation and a host of potential products and services. As companies and consumers embrace the Internet of Things, we believe the market for connected services and products will expand rapidly.

The Small Business Market

Small businesses struggle to compete with larger enterprises that leverage their size to cover the high costs of communications and other connected services. While small businesses seek top-quality communications services and high-end productivity solutions, such services are seldom tailored to the unique needs and price sensitivities of small businesses, resulting in an underserved small business community.

Small businesses have traditionally had only three choices when deciding on their communications infrastructure: traditional landline solutions, PBX solutions and internet-based solutions. Each of these choices presents challenges, such as high cost and limited functionality for traditional landlines and PBX solutions and inconsistent quality and complexity for internet-based solutions.

The Home Market

The market for consumers of communications and other connected services in the home shows a shift from traditional home telephone lines to internet-based service providers. We believe many consumers, particularly families with children in the household, desire home telephone services, but are frustrated with current offerings due to high costs and lack of value-added functionality. These frustrations have caused a shift in the market from traditional landline services to internet-based solutions. However, many internet-based solutions present challenges, such as limited features, bundled phone service by cable companies with poor customer service or poor voice quality due to the inability to effectively cope with internet bottlenecks.

Consumers are adopting new technologies in the home, including new connected devices enabling the Internet of Things. Current product offerings, including many of the single-use end-point devices, are difficult to network together and do not effectively integrate communications services into a complete solution. The market has failed to provide an affordable solution that facilitates easy adoption and seamless integration of the home telephone, home connectivity and mobile offerings, leaving consumers with sub-optimal options.

The Mobile Communications Applications Market

Due to the limited functionality and high cost of traditional cellular service plans, consumers with mobile devices are increasingly relying on a variety of apps to provide calling, messaging, and other communications and connectivity solutions. The competition in this space is fragmented across a number of companies, and consumers face limitations with many of the apps currently on the market, including limited feature sets and restrictions on calls.

Our Opportunity

We believe there is a significant opportunity to gain market share in the small business, home and mobile applications markets due to the following factors:

•	Ooma Office solves many of the frustrations that small businesses encounter with other communications services by offering affordable communications solutions with an extensive feature set tailored to small businesses.

•	Our home communications solution features high-quality voice communications at a low cost, consisting of the initial cost of the on-premise appliance and then only modest applicable monthly taxes and fees. Additionally, we offer a suite of advanced features through our Ooma Premier service.

•	The number of users adopting our mobile communications applications is growing rapidly as we prove we can deliver high-quality voice solutions coupled with useful features and services at a low cost to the end user.

•	As we expand the number of customers subscribing to our office, home, or mobile communications solutions, we believe we will be able to leverage our existing strong customer relationships and customer loyalty to increase revenue by providing an expanded set of features and services, including productivity, automation, monitoring, safety, security, and networking infrastructure applications.

•	The opportunities for us to expand into additional geographic areas provide the potential to significantly increase our customer base and source of revenue.

Our Competitive Strengths

We believe the following strengths position us well to capitalize on the expected growth in our target markets:

•	Unique hybrid SaaS connectivity platform. We have invested significant resources in creating and maintaining our unique hybrid SaaS connectivity platform that is scalable and extensible to new services. We built our platform from the ground up to be powerful, secure, always-connected, and to enable us to remotely monitor and configure our products and services. We believe our platform positions us to add new connected services and exploit adjacent markets, all without significant additional capital investment or high customer acquisition costs.

•	Better products and services. Our products and services provide complete, easy-to-use solutions for voice communications, with differentiated features and seamless integration with mobile devices. Our products are easy to install, use and support, and take just minutes to activate. Our patent-pending PureVoice HD technology provides industry-leading HD voice quality, even when our customers encounter poor internet performance from their internet service providers. We believe our communications solutions are the first step in providing additional connected services to our users, which we expect to increase the growth of our recurring revenue stream.

•	Compelling value proposition. We believe we provide a unique combination of industry-leading quality, services and affordability that is unmatched by our competitors. As of January 31, 2015, we estimate we have saved our small business and home customers an aggregate of approximately $700 million since our inception.

•	Top ranked customer satisfaction and strong brand loyalty. Our compelling value proposition has been validated by our customers. The readers of the leading U.S. consumer research publication have ranked Ooma as the number one home phone service for overall satisfaction and value for four years in a row, and readers of PC Magazine have ranked Ooma Office as the number one internet phone service for small businesses. We believe that our high level of customer satisfaction enables us to grow our recurring revenue stream by marketing additional connected services to a customer base that already trusts us and values the services we provide.

•	Integrated multi-channel marketing and sales strategy. We utilize an effective, integrated marketing and sales strategy to maximize reach, increase brand awareness and grow our user base. Our retail, online and direct channels are fully integrated and complement each other, and they are supported by a combination of television, print and online advertising that builds brand awareness among small business, home and mobile customers. We maintain strong retail channel relationships with leading online and traditional retailers in the U.S. and Canada, including national retailers such as Amazon.com, Costco.com and Best Buy. We believe our integrated sales strategy enables us to effectively grow our sales at a relatively low cost of customer acquisition.

•	Experienced senior management team. Our executive management team has a strong track record of success across a broad range of disciplines in high-growth companies, such as Apple, Cisco, Gigamon, Intuit and Lexar, with deep experience building both consumer and enterprise businesses.

Our Growth Strategy

Our objective is to enable smarter and more affordable communications solutions and other connected services through the use of our platform. The following are the key elements of our growth strategy:

•	Continue to expand our user base for communications solutions. We believe that the adoption of internet-based communications services will continue to grow rapidly for the foreseeable future and our communications solutions provide a compelling option to those users. Accordingly, we intend to continue investing in our sales and marketing capabilities, and to execute our integrated multi-channel sales strategy to acquire new users and significantly increase our market share.

•	Sell existing users additional services. As customers experience the benefits of our communications solutions, we intend to focus on increasing their spending with us by selling current customers additional premium communications services, as well as other connected services we develop and offer in the future.

•	Develop new connected services. We are continuing to introduce new connected services focused on productivity, automation, monitoring, safety, security and networking infrastructure applications. We also intend to cultivate new relationships with other technology companies, in addition to Nest, to enhance the value of our connected services.

•	Expand globally. To date, our focus has been on the U.S. and Canadian markets. We believe there is a significant opportunity for our communications and other connected services to disrupt incumbent communications providers internationally.

•	Opportunistically pursue strategic acquisitions. We intend to actively and selectively explore acquisition opportunities of companies and technologies to expand the functionality of our solutions, provide access to new customers or markets, or both.

Risks Associated with Our Business

Our business is subject to many risks and uncertainties, as more fully described under “Risk Factors” and elsewhere in this prospectus. For example, you should be aware of the following before investing in our common stock:

•	If we are unable to attract new customers on a cost-effective basis, our business will be materially and adversely affected.

•	Our customers may terminate their subscriptions for our service at any time without penalty, and increased customer turnover, or costs we incur to retain our customers and encourage them to add users and purchase additional services, could materially and adversely affect our financial performance.

•	We face intense competition and aggressive business tactics in our markets by our competitors and may lack sufficient financial or other resources to compete successfully.

•	We rely significantly on retailers and reseller partnerships to sell our products; our failure to effectively develop, manage, and maintain our retail sales and reseller partnership channels could materially and adversely affect our revenue.

•	We depend on four vendors to manufacture the on-premise appliances and end-point devices we sell, and any delay or interruption in manufacturing, configuring and delivering by these third parties would result in delayed or reduced shipments to our customers and may harm our business.

•	To deliver our services, we rely on third parties for our network connectivity and co-location facilities for certain features in our services and for certain elements of providing our services.

•	We rely on third parties for some of our software development, quality assurance and operations.

•	We rely on third parties to provide the majority of our customer service and support representatives.

•	Our limited operating history makes it difficult to evaluate our current business and future prospects, which may increase the risk of investing in our stock.

•	We have identified a material weakness in our internal control over financial reporting as of January 31, 2013, 2014 and 2015, and if we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results in a timely manner.

•	We have incurred significant losses and negative cash flows in the past and anticipate continuing to incur losses and negative cash flows for the foreseeable future, and we may therefore not be able to achieve or sustain profitability in the future.

•	Interruptions in our services could harm our reputation, result in significant costs to us and impair our ability to sell our services.

•	Our insiders, including Worldview Technology Partners and its affiliates, will continue to hold a significant portion of our stock after this offering, and will continue to have substantial control over our corporate matters.

Corporate Information

We were incorporated in 2003 as a Delaware corporation. Our headquarters are located at 1880 Embarcadero Road, Palo Alto, CA 94303, and our telephone number is (650) 566-6600. Our corporate website address is www.ooma.com. The information contained on our website is not incorporated by reference into this prospectus, and you should not consider any information contained on, or that can be accessed through, our website as part of this prospectus or in deciding whether to purchase our common stock. We have included our website address only as an inactive textual reference and do not intend it to be an active link to our website.

Implications of Being an Emerging Growth Company

The Jumpstart Our Business Startups Act, or the JOBS Act, was enacted in April 2012 with the intention of encouraging capital formation in the U.S. and reducing the regulatory burden on newly public companies that qualify as “emerging growth companies.” We are an emerging growth company within the meaning of the JOBS Act. As an emerging growth company, we may take advantage of certain exemptions from various public reporting requirements, including the requirement that our internal control over financial reporting be audited by our independent registered public accounting firm pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, certain requirements related to the disclosure of executive compensation in this prospectus and in our periodic reports and proxy statements and the requirement that we hold a nonbinding advisory vote on executive compensation and any golden parachute payments. We may take advantage of these exemptions until we are no longer an emerging growth company.

We will remain an emerging growth company until the earliest to occur of (i) the last day of the fiscal year in which we have more than $1.0 billion in annual revenue; (ii) the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates; (iii) the date on which we have issued, in any three-year period, more than $1.0 billion in non-convertible debt securities; and (iv) the last day of the fiscal year ending after the fifth anniversary of the completion of this offering.

This prospectus includes statistical, market and industry data and forecasts we obtained from publicly available information and independent industry publications and reports we believe to be reliable sources. These publicly available industry publications and reports generally state that they obtain their information from sources they believe to be reliable, but they do not guarantee the accuracy or completeness of the information. Certain estimates and forecasts involve uncertainties and risks and are subject to change based on various factors, including those discussed under the headings “Special Note Regarding Forward-Looking Statements” and “Risk Factors” in this prospectus.

The last day of our fiscal year is January 31, and we refer to our fiscal year ended January 31, 2013 as fiscal 2013, our fiscal year ended January 31, 2014 as fiscal 2014 and our fiscal year ended January 31, 2015 as fiscal 2015. All other references to years are references to calendar years.

“Ooma,” “Ooma Telo,” “Instant Second Line” and “The smart phone for your home” are our registered trademarks in the U.S. and, in some cases, in certain other countries. Our unregistered trademarks and service marks in the U.S. include: “Ooma Office,” “PureVoice,” “Talkatone,” “The smart phone for your business” and “The smart phone for your home or business.” This prospectus also contains trademarks, service marks and trade names of other companies. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus may appear without the ®, TM or SM symbols, but such references do not constitute a waiver of any rights that might be associated with the respective trademarks, service marks or trade names.

THE OFFERING

The following information assumes that the underwriters do not exercise their option to purchase additional shares in the offering. See “Underwriting.”

Common stock offered by us	shares

Common stock to be outstanding after the offering	shares

Option to purchase additional shares of common stock from us	The underwriters have an option to purchase a maximum of additional shares of common stock from us. The underwriters can exercise this option at any time within 30 days from the date of this prospectus.

Use of proceeds	We intend to use the net proceeds from this offering primarily for general corporate purposes, including working capital, sales and marketing activities, general and administrative matters, capital expenditures and further development of our solutions. We will also use a portion of the net proceeds to repay outstanding borrowings under our credit facilities and we may use a portion to acquire other businesses, products or technologies. However, we do not have agreements or commitments for any specific acquisitions at this time. See “Use of Proceeds” for a more complete description.

Listing	We intend to apply to list our common stock on the New York Stock Exchange under the symbol “OOMA.”

Material U.S. federal income tax considerations for non-U.S. holders	For a discussion of the material U.S. federal income tax considerations that may be relevant to prospective investors who are non-U.S. holders, please see “Material U.S. Federal Income Tax Considerations for Non-U.S. Holders.”

Risk factors	Investing in our common stock involves a high degree of risk. You should carefully read and consider the information set forth under “Risk Factors” and all other information in this prospectus before investing in our common stock.

We refer to our Series Alpha and Series Alpha-1 convertible preferred stock collectively as our “convertible preferred stock” in this prospectus.

Except as otherwise indicated, all information in this prospectus is based upon 22,742,394 shares of our common stock (including 1,004,737 unvested shares of restricted common stock subject to our repurchase right) outstanding as of January 31, 2015, and excludes:

•	3,786,443 shares of our common stock issuable upon exercise of stock options outstanding as of January 31, 2015, having a weighted-average exercise price of $1.93 per share;

•	shares of our common stock issuable upon exercise of stock options granted after January 31, 2015, having a weighted-average exercise price of $ per share;

•	shares of common stock reserved for future grant or issuance under our 2015 Equity Incentive Plan, or 2015 Plan (which includes 266,053 shares of our common stock as of January 31, 2015 reserved for future grant under our 2005 Stock Plan, or 2005 Plan, that will be added to the shares reserved for future issuance under our 2015 Plan upon effectiveness of that plan if the shares are not issued or subject to outstanding grants under the 2005 Plan at that time), which will become effective in connection with this offering and contains provisions that automatically increase its share reserve each year, as more fully described in “Executive Compensation – Equity Incentive Plans”;

•	176,005 shares of our common stock issuable upon the exercise of outstanding warrants to purchase our common stock outstanding as of January 31, 2015, having a weighted-average exercise price of $3.10 per share;

•	174,651 shares of our common stock issuable upon the exercise of outstanding warrants to purchase Series Alpha convertible preferred stock outstanding as of January 31, 2015, having an exercise price of $2.35 per share;

•	68,802 shares of our common stock issuable upon the exercise of outstanding warrants to purchase Series Alpha convertible preferred stock outstanding as of January 31, 2015, having an exercise price of $2.35 per share, which will either terminate upon the closing of this offering, or will be exercised prior thereto; and

•	140,575 shares of our common stock, on an as-converted basis, issuable upon the exercise of an outstanding warrant to purchase Series Alpha convertible preferred stock outstanding as of January 31, 2015, having an exercise price of $2.35 per share, which may be exercised or settled in cash, net of the aggregate exercise price, upon the closing of this offering.

Except as otherwise indicated, all information in this prospectus reflects and assumes:

•	the automatic conversion immediately prior to or upon the completion of this offering of all of our outstanding shares of convertible preferred stock into an aggregate of 16,707,522 shares of common stock;

•	the automatic conversion of warrants to purchase an aggregate of 174,651 shares of convertible preferred stock into warrants to purchase an equivalent number of shares of common stock immediately prior to the closing of this offering;

•	no exercise or termination of outstanding stock options or warrants after January 31, 2015, except for (i) the termination or net exercise of warrants to purchase 68,802 shares of our Series Alpha convertible preferred stock and (ii) the exercise or cash settlement, net of the aggregate exercise price, of a warrant to purchase 140,575 shares of our Series Alpha convertible preferred stock upon the closing of this offering (and in each case, if exercised, the automatic conversion of such shares of convertible preferred stock into an equivalent number of shares of common stock);

•	the filing and effectiveness of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws immediately prior to the closing of this offering; and

•	no exercise by the underwriters of their option to purchase additional shares of common stock from us in this offering.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables summarize our historical consolidated financial data and should be read together with our consolidated financial statements, the notes to our consolidated financial statements and the sections titled “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained elsewhere in this prospectus.

We derived the summary consolidated statements of operations data for the fiscal years ended January 31, 2013, 2014 and 2015 and summary consolidated balance sheet for the fiscal years ended January 31, 2014 and 2015 from our audited consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results to be expected in any future period.

	Year Ended January 31,
	2013	2014	2015
	(In thousands, except share data)
Consolidated Statements of Operations Data:
Revenue:
Subscription and services	$24,107	$35,377	$53,828
Product and other	15,126	18,288	18,373

Total revenue	39,233	53,665	72,201

Cost of revenue:
Subscription and services	13,899	15,894	18,284
Product and other	11,590	15,573	18,440

Total cost of revenue(1)	25,489	31,467	36,724

Gross profit	13,744	22,198	35,477
Operating expenses:
Sales and marketing(1)	7,471	13,192	22,276
Research and development(1)	7,023	7,888	12,290
General and administrative(1)	2,508	2,573	6,650

Total operating expenses	17,002	23,653	41,216

Operating loss	(3,258)	(1,455)	(5,739)
Interest expense, net	(550)	(269)	(323)
Change in fair value of convertible preferred stock warrants	153	(250)	(795)
Other expense, net	(8)	(26)	(55)

Loss before income tax benefit	(3,663)	(2,000)	(6,912)
Income tax benefit	—	—	502

Net loss	$(3,663)	$(2,000)	$(6,410)

Net loss per share(2):
Basic and diluted	$(1.77)	$(0.59)	$(1.40)

Weighted-average common shares outstanding:
Basic and diluted	2,071,914	3,377,692	4,568,483

Pro forma net loss per share (unaudited)(2):
Basic and diluted			$(0.26)

Pro forma weighted average shares outstanding:
Basic and diluted			21,519,458

Other Financial Data:
Adjusted EBITDA(3)	$(2,249)	$(471)	$(3,507)

(1)	Includes stock-based compensation expense as follows (in thousands):

	Year Ended January 31,
	2013	2014	2015
Total cost of revenue	$11	$7	$36
Sales and marketing	1	6	41
Research and development	50	26	169
General and administrative	111	33	180

Total	$173	$72	$426

(2)	See Note 14 of the notes to our consolidated financial statements for a description of the method used to compute basic and diluted net loss per share attributable to common stockholders and pro forma basic and diluted net loss per share attributable to common stockholders.
(3)	See footnote (3) in “Selected Consolidated Financial Data” for a description of how we define Adjusted EBITDA, a non-GAAP financial measure, why we believe that it is useful to investors, and a reconciliation to our net loss, which is our most directly comparable financial measure calculated in accordance with GAAP.

	As of January 31, 2015
	Actual	Pro Forma(4)	Pro Forma As Adjusted(5)
	(In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$9,133	$8,659
Working capital	(5,863)	(5,863)
Total assets	31,277	30,803
Convertible preferred stock warrant liability	1,217	—
Debt obligations, current and long-term	11,960	11,960
Deferred revenue	14,383	14,383
Total liabilities	42,785	41,568
Convertible preferred stock	33,637	—
Stockholders’ deficit	(45,145)	(10,765)

(4)	The pro forma column reflects the following, effective upon the closing of this offering: (i) the automatic conversion of all outstanding shares of our convertible preferred stock into an aggregate of 16,707,522 shares of common stock; (ii) the reclassification of our convertible preferred stock warrant liability related to warrants to purchase 174,651 shares of convertible preferred stock that will convert into warrants to purchase common stock to additional paid-in capital, as if such conversion, effectiveness and reclassification had occurred on January 31, 2015; (iii) the net exercise of warrants to purchase 68,802 shares of convertible preferred stock, and the termination of the associated preferred stock warrant liability and the reclassification of the associated preferred stock warrant liability to additional paid-in capital, as if such effectiveness and reclassification had occurred on January 31, 2015; and (iv) the derecognition of our convertible preferred stock warrant liability related to a warrant to purchase 140,575 shares of convertible preferred stock that may be exercised or cash settled upon the closing of this offering.
(5)	The pro forma as adjusted column gives effect to the pro forma adjustments set forth in footnote 4 above and further reflects the sale by us of shares of common stock in this offering at an assumed initial public offering price of $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors and all other information contained in this prospectus, including our consolidated financial statements and the related notes, before making a decision to invest in our common stock. The risks and uncertainties described below are not the only ones we face and include risks we consider material of which we are currently aware. If any of the following risks materialize, our business, financial condition, results of operations and prospects could be materially harmed. In that event, the trading price of our common stock could decline, and you could lose all or part of your investment.

Risks Related to Our Business

If we are unable to attract new users of our services on a cost-effective basis, our business will be materially and adversely affected.

In order to grow our business, we must continue to attract new users on a cost-effective basis. We use and periodically adjust the mix of advertising and marketing programs to promote our services. Significant increases in the pricing of one or more of our advertising channels could increase our advertising costs or may cause us to choose less expensive and perhaps less effective channels to promote our services. As we add to or change the mix of our advertising and marketing strategies, we may need to expand into channels with significantly higher costs than our current programs, which could materially and adversely affect our results of operations. We will incur advertising and marketing expenses in advance of when we anticipate recognizing any revenue generated by such expenses, and we may fail to experience an increase in revenue or brand awareness as a result of such expenditures. We have made in the past, and may make in the future, significant expenditures and investments in new advertising campaigns, and we cannot assure you that any such investments will lead to the cost-effective acquisition of additional customers. New users are drawn to our products and services by rankings circulated by organizations such as Amazon.com, Apple and Google app stores and highly regarded publications such as PC Magazine. If we are unable to maintain effective advertising programs and garner favorable rankings, our ability to attract new customers could be materially and adversely affected, our advertising and marketing expenses could increase substantially, and our results of operations may suffer.

We market our products and services principally to small businesses and households. Many of these consumers tend to be less technically knowledgeable and may be resistant to new technologies such as our cloud-based communications solutions and our connected services. Because our potential customers need to connect additional hardware at their location and take other technical steps not required for the use of traditional communications services such as telephone, fax and e-mail, these consumers may be reluctant to use our service. These customers may also lack sufficient resources, financial or otherwise, to invest in learning about our services, and therefore may be unwilling to adopt them. If these consumers choose not to adopt our services, our ability to grow our business will be limited.

Our customers may terminate their subscriptions for our service at any time without penalty, and increased customer turnover, or costs we incur to retain our customers and encourage them to add users and, in the future, to purchase additional functionalities and premium service editions, could materially and adversely affect our financial performance.

Our customers generally do not have long-term contracts with us, and they may terminate their subscription for our service at any time without penalty or early termination charges. We cannot accurately predict the rate of customer terminations or average monthly service cancellations or failures to renew, which we refer to as churn. Our Ooma Office customers may choose to reduce the number of lines or remove some of the solutions to which they subscribe. Additionally, our Ooma Telo customers subscribing to Premium Services have no obligation to renew their subscriptions for such services and may elect to terminate their subscription for any number of reasons, including changes in financial or employment status, perceived reduction in quality or value, and other unique and personal reasons.

We may not be able to predict the renewal rates for our customers. In addition, small business customers generally pay more for their subscriptions than home or mobile customers, so any increased churn in small business customers could materially and adversely affect our financial performance and user churn, resulting in a significant impact on our results of operations, and an increase in the cost we incur in our efforts to retain our customers and encourage them to upgrade their services and increase their number of users. Our core user churn rate could increase in the future if customers are not satisfied with our service, the value proposition of our services or our ability to otherwise meet their needs and expectations. Churn and reductions in the number of users for whom a small business customer subscribes may also increase due to factors beyond our control. Because of churn and reductions in the number of users for whom a customer subscribes, we have to acquire new customers, or acquire new users within our existing customer base, on an ongoing basis simply to maintain our existing level of customers and revenue. If a significant number of customers terminate, reduce or fail to renew their subscriptions, we may need to incur significantly higher marketing expenditures than we currently anticipate in order to increase the number of new customers or to sell existing customers additional services, and such additional marketing expenditures could harm our business and results of operations. Different factors may affect the churn of business, home, and mobile customers, and Talkatone customers differently. As a result, our business is susceptible to a broad array of market forces, and any of our efforts to mitigate risk of customer churn due to one factor may divert management’s time and focus away from efforts to mitigate risk of customer churn due to other factors. This broad-based susceptibility to churn could materially and adversely affect our financial performance.

Our future success also depends in part on our ability to sell additional subscriptions and additional functionalities to our current customers. This may require increasingly sophisticated and more costly sales efforts and a longer sales cycle. Any increase in the costs necessary to upgrade, expand and retain existing customers could materially and adversely affect our financial performance. If our efforts to convince customers to add users and, in the future, to purchase additional functionalities are not successful, our business may suffer. In addition, such increased costs could cause us to increase our subscription rates, which could increase our turnover rate.

We face intense competition in our markets by our competitors and may lack sufficient financial or other resources to compete successfully.

The cloud-based communications and connected services industries are highly competitive. We face continued intense competition from (i) established communications providers, such as AT&T Inc., Comcast Corporation and Verizon Communications Inc. in the U.S., and Rogers Communications Inc. and others in Canada; (ii) other communications companies such as 8x8, Inc., magicJack VocalTec Ltd., RingCentral, Inc. and Vonage Holdings Corp.; (iii) companies such as Broadsoft, Inc. and Microsoft Corporation (that generally license their software) and their resellers; (iv) traditional on-premise, hardware communications providers, such as Avaya Inc., Cisco Systems, Inc., ShoreTel, Inc. and their resellers; (v) mobile communications app companies providing “over-the-top” solutions, such as LINE Corporation, Pinger, Inc., Viber Media S.à.r.l. and WhatsApp Inc.; and (vi) other large internet companies, such as Google Inc. All of these companies currently or may in the future host their solutions through the cloud. In addition, as we expand our connected services, we face competition from lead-generation and internet search engine optimization companies and home automation companies.

Aggressive business tactics by our competitors may reduce our revenue.

Increased competition may result in aggressive business tactics by our competitors, including:

•	selling at a discount or loss;

•	offering products similar to our platform and solutions on a bundled basis at no charge;

•	announcing competing products combined with extensive marketing efforts;

•	providing financial incentives to consumers; and

•	asserting intellectual property rights irrespective of the validity of the claims.

Our retail partners may offer the products and services of competing companies, which would adversely affect our business. Competition from other companies may also adversely affect our negotiations with service providers and suppliers, including, in some cases, requiring us to lower our prices. We may not be able to compete successfully with the offerings and sales tactics of other companies, which could result in the loss of customers and, as a result, our revenue and profitability could be adversely affected.

Mergers or other strategic transactions involving our competitors could weaken our competitive position, which could adversely affect our ability to compete effectively and harm our results of operations; additionally, mergers or other strategic transactions we engage in may not be successful.

We believe that some of our existing competitors may consolidate or be acquired. In addition, some of our competitors may enter into new alliances with each other or may establish or strengthen cooperative relationships with systems integrators, third-party consulting firms or other parties. Any such consolidation, acquisition, alliance or cooperative relationship could adversely affect our ability to compete effectively and lead to pricing pressure and our loss of market share, and could result in a competitor with greater financial, technical, marketing, service and other resources, all of which could harm our business, results of operations and financial condition.

In the past we have decided, and in the future may decide, to enter into mergers or other strategic transactions in which we acquire other companies. We cannot guarantee we will be able to successfully integrate the teams, assets, or business of these target companies into our business, that we will be able to fully recover the costs of such transactions or that we will be successful in leveraging such strategic transactions into increased business for our products.

We rely significantly on retailers and reseller partnerships to sell our products; our failure to effectively develop, manage, and maintain our retail sales and reseller partnership channels could materially and adversely affect our revenue.

We currently sell our Ooma Telo and Ooma Office products through a combination of direct sales, leading retailers such as Amazon.com, Costco.com, Best Buy, Fry’s Electronics, Future Shop and Walmart, and our reseller partnership with Vivint Inc., and a significant portion of our product sales are made through our retail and reseller partnership channels. Similarly, to date, the vast majority of our Office Promoter accounts are obtained through a limited number of reseller partnerships. In addition, our Talkatone division relies significantly on the Apple and Google app stores for distribution. Our future success depends on our continued ability to establish and maintain a network of productive retailers, to maintain and expand our reseller partnership arrangements, and to maintain the ability of Talkatone to be distributed through the app stores and increase Talkatone’s visibility therein. We expect that we will need to maintain and expand our retail channel and reseller partnership sales and Talkatone’s distribution and visibility in the app stores as we seek to expand our customer base. We generally do not have long-term contracts with our retailers, distributors and reseller partners, and the loss of or reduction in sales through these third parties could materially reduce our revenue. In addition, if Apple or Google determine that Talkatone is non-compliant with their app store vendor policies, they may revoke our rights to sell Talkatone through their app store at any time. Our competitors may in some cases be effective in causing our current and potential retailers, and reseller partners to favor their services or prevent or reduce sales of our services. If we fail to maintain relationships with current retailers and reseller partners, fail to develop relationships with new retailers and reseller partners in new markets or expand the number of retailers and reseller partners in existing markets, or if we fail to manage, train, or provide appropriate incentives to our existing retailers and reseller partners, or if they are not successful in their sales efforts, sales of our products and services may decrease and our results of operations would suffer.

We depend on four vendors to manufacture the on-premise appliances and end-point devices we sell, and any delay or interruption in manufacturing, configuring and delivering by these third parties would result in delayed or reduced shipments to our customers and may harm our business.

We primarily rely on Mitac Computing Technology Corporation and Kenmec Technology (SUZHOU) Co., Ltd. for production of our on-premise appliances and primarily on Hualin Precision Technology Co., Ltd and VTech Telecommunication Ltd. for production of our end-point devices we sell to our customers. We currently do not have long-term contracts with these vendors. As a result, these third parties are not obligated to provide products to or perform services for us for any specific period, in any specific quantities or at any specific price, except as may be provided in a particular purchase order. If these third parties are unable to deliver on-premise appliances or end-point devices of acceptable quality or in a timely manner, our ability to bring services to market, the reliability of our services and our reputation could suffer. We expect that it could take several months to effectively transition to new third-party manufacturers or fulfillment agents. Additionally, several components used in our on-premise appliances and end point devices are “single sourced” and any interruption in the suppliers of such components could cause our business to suffer as we identify alternative sources of components. Due to the recent West Coast port strikes, we experienced delayed shipments of our products from our manufacturers. Future repetition of such delays could negatively affect our ability to deliver product to our customers in a timely manner and may harm our business and hinder our growth.

To deliver our services, we rely on third parties for our network connectivity and co-location facilities for certain features in our services and for certain elements of providing our services.

We currently use the infrastructure of third-party service providers for hosting, internet access and other services that are vital to our service offering. Equinix, Inc. provides data center facilities; Internap and Level 3, Inc. provide backbone internet access; and Bandwidth.com, Onvoy, Level 3, Broadvox and One Communications provide origination services. We also rely on third-party services for our SMS and speech-to-text services which are sole-sourced. Intrado is our sole provider of 911 services. We expect that we will continue to rely heavily on third-party network service providers to provide these services for the foreseeable future. If any of these network service providers stop providing us with access to their infrastructure, fail to provide these services to us on a cost-effective basis, cease operations, or otherwise terminate these services, the delay caused by qualifying and switching to another third-party network service provider, if one is available, could have a material adverse effect on our business and results of operations.

We may be required to transfer our servers to new data center facilities if we are unable to renew our leases on acceptable terms, if at all, or the owners of the facilities decide to close their facilities, and we may incur significant costs and possible service interruption in connection with doing so. In addition, any financial difficulties, such as bankruptcy or foreclosure, faced by our third-party data center operators or any of the service providers with which we or they contract, may have negative effects on our business, the nature and extent of which are difficult to predict. Additionally, if our data centers are unable to keep up with our increasing needs for capacity, our ability to grow our business could be materially and adversely impacted.

If problems occur with any of these third-party network or service providers, it may cause errors or reduced quality in our services, and we could encounter difficulty identifying the source of the problem. The occurrence of errors or reduced quality in our service, whether caused by our systems or a third-party network or service provider, may result in the loss of our existing customers, delay or loss of market acceptance of our services, termination of our relationships and agreements with our resellers or liability for failure to meet service level agreements, and may seriously harm our business and results of operations.

We rely on purchased or leased hardware and software licensed from third parties in order to offer our service. In some cases, we integrate third-party licensed software components into our platform. This hardware and software may not continue to be available at reasonable prices or on commercially reasonable terms, or at all. Any loss of the right to use any of this hardware or software could significantly increase our expenses and otherwise result in delays in the provisioning of our service until equivalent technology is either developed by us, or, if available, is identified, obtained and integrated. Any errors or defects in third-party hardware or software could result in errors or a failure of our service which could harm our business.

We also contract with third parties to provide enhanced 911, or E-911, services, including assistance in routing emergency calls and terminating E-911 calls. Our providers operate a national call center that is available 24 hours a day, seven days a week, to receive certain emergency calls and maintain public service answering point, or PSAP, databases for the purpose of deploying and operating E-911 services. On mobile devices, we generally rely on the underlying cellular or wireless carrier to provide E-911 services. Any failure to perform, including interruptions in service, by our vendors, could cause failures in our customers’ access to E-911 services and expose us to significant liability and damage our reputation.

We rely on third parties for some of our software development, quality assurance and operations.

We currently depend on various third parties for some of our software development efforts, quality assurance and operations. Specifically, we outsource some of our software development and design, quality assurance and operations activities to third-party contractors that have employees and consultants located in Canada, India, New Zealand, Russia and Ukraine. Our dependence on third-party contractors creates a number of risks, in particular, the risk that we may not maintain control or effective management with respect to these business operations.

Our agreements with these third-party contractors are either not terminable by them (other than at the end of the term or upon an uncured breach by us) or require at least 30 days’ prior written notice of termination. If we experience problems with our third-party contractors, the costs charged by our third-party contractors increase or our agreements with our third-party contractors are terminated, we may not be able to develop new solutions, enhance or operate existing solutions or provide customer support in an alternate manner that is equally or more efficient and cost-effective.

We anticipate we will continue to depend on these and other third-party relationships in order to grow our business for the foreseeable future. If we are unsuccessful in maintaining existing and, if needed, establishing new relationships with third parties, our ability to efficiently operate existing services or develop new services and provide adequate customer support could be impaired, and as a result, our competitive position or our results of operations could suffer.

We rely on third parties to provide the majority of our customer service and support representatives. If these third parties do not provide our customers with reliable, high-quality service, our reputation will be harmed, and we may lose customers.

We offer customer support through both our online account management website and our toll-free customer support number. Our customer support is currently provided via a third-party provider located in the Philippines, as well as our employees in the U.S. We currently offer support almost exclusively in English. Our third-party providers generally provide customer service and support to our customers without identifying themselves as independent parties. The ability to support our customers may be disrupted by natural disasters, inclement weather conditions, civil unrest, strikes, acts of terrorism and other adverse events in the Philippines. Furthermore, as we expand our operations internationally, we may need to make significant expenditures and investments in our customer service and support to adequately address the complex needs of international customers, such as support in multiple foreign languages.

If any of these third parties do not provide reliable, high-quality service, our reputation and our business will be harmed and we may be exposed to significant liability. In addition, industry consolidation among providers of services to us may impact our ability to obtain these services or increase our costs for these services.

Our limited operating history makes it difficult to evaluate our current business and future prospects, which may increase the risk of investing in our stock.

Although we were incorporated in 2003, we did not formally introduce Ooma Telo until 2009 or Ooma Office until 2013. In addition, we acquired our Office Promoter business in 2012 and our Talkatone business in 2014. Our limited operating history limits our ability to plan for and model future growth. We have encountered and expect to continue encountering risks and uncertainties frequently experienced by growing companies in rapidly changing markets. If our assumptions regarding these uncertainties are incorrect or change in reaction to changes in our markets, or if we do not manage or address these risks successfully, our results of operations could differ materially from our expectations, and our business could suffer. Any success we may experience in the future will depend, in large part, on our ability to, among other things:

•	retain and expand our customer base;

•	increase revenue from existing customers as they add users and, in the future, purchase additional functionalities and premium service subscriptions;

•	successfully acquire customers on a cost-effective basis;

•	improve the performance and capabilities of our services, applications, and hardware through research and development;

•	successfully expand our business domestically and internationally;

•	successfully compete in our markets;

•	continue to innovate and expand our service offerings;

•	continue our relationships with strategic partners like Nest Labs, Inc. and reseller partners like Vivint, Inc.;

•	continue our relationships with our current retail partners and develop relationships with additional retail partners;

•	continue our relationships with our digital marketing agency partners, advertising agencies and digital advertising networks;

•	continue our relationships with third-party vendors that enable our solutions;

•	successfully protect our intellectual property and defend against intellectual property infringement claims;

•	generate leads and convert potential customers into paying customers;

•	maintain and enhance our third-party data center hosting facilities to minimize interruptions in the use of our services;

•	determine appropriate prices for the marketplace; and

•	hire, integrate and retain professional and technical talent.

We have incurred significant losses and negative cash flows in the past and anticipate continuing to incur losses and negative cash flows for the foreseeable future, and we may therefore not be able to achieve or sustain profitability in the future.

We have incurred substantial net losses since our inception, including net losses of approximately $(3.7) million, $(2.0) million and $(6.4) million for fiscal 2013, fiscal 2014 and fiscal 2015, respectively, and we had an accumulated deficit of $(50.8) million as of January 31, 2015. We have spent considerable amounts of time and money since inception to develop new communications solutions and connected services. Additionally, we have incurred substantial losses and expended significant resources to market, promote, develop and sell our products and solutions. We also expect to continue investing for future growth, including for advertising, customer acquisition, technology infrastructure, storage capacity, services development and international expansion. In addition, as a public company, we will incur significant additional accounting, legal and other expenses.

As a result of our increased expenditures, we will have negative operating cash flows for the foreseeable future and will have to generate and sustain increased revenue to achieve future profitability. Achieving profitability will require us to increase revenue, manage our cost structure and avoid significant liabilities. Revenue growth may slow, revenue may decline or we may incur significant losses in the future for a number of possible reasons, including general macroeconomic conditions, increasing competition (including competitive pricing pressures), a decrease in the growth of the markets in which we compete or failure for any reason to continue capitalizing on growth opportunities. Additionally, we may encounter unforeseen operating expenses, difficulties, complications, delays, service delivery and quality problems and other unknown factors that may result in losses in future periods. If these losses exceed our expectations or our revenue growth expectations are not met in future periods, our financial performance will be harmed and our stock price could be volatile or decline.

Our business could suffer if we cannot obtain or retain direct inward dialing numbers, or DIDs, are prohibited from obtaining local or toll-free numbers, or are limited to distributing local or toll-free numbers to only certain customers.

Our future success depends on our ability to procure large quantities of local and toll-free DIDs in the U.S. and foreign countries in desirable locations at a reasonable cost and without restrictions. Our ability to procure and distribute DIDs depends on factors outside of our control, such as applicable regulations, the practices of the communications carriers that provide DIDs, the cost of these DIDs, and the level of demand for new DIDs. Due to their limited availability, there are certain popular area code prefixes we generally cannot obtain. Our inability to acquire DIDs for our operations would make our services less attractive to potential customers in the affected local geographic areas. In addition, future growth in our customer base, together with growth in the customer bases of other providers of internet-based business communications, has increased, which increases our dependence on needing sufficiently large quantities of DIDs.

If we are unable to effectively process local number and toll-free number portability provisioning in a timely manner, our growth may be negatively affected.

We support local number and toll-free number portability, which allows our customers to transfer to us and thereby retain their existing phone numbers when subscribing to our small business, home, and mobile services. Transferring numbers can be a manual process that can take up to 15 business days or longer to complete. A new customer of our services must maintain both our service and the customer’s existing phone service during the number transferring process. Any delay we experience in transferring these numbers typically results from the fact that we depend on third-party carriers to transfer these numbers, a process we do not control, and these third-party carriers may refuse or substantially delay the transfer of these numbers to us. Local number portability is considered an important feature by many potential customers, and if we fail to reduce any related delays, we may experience increased difficulty in acquiring new customers. Moreover, the FCC requires us to comply with specified number porting timeframes when customers leave our service for the services of another provider. In Canada, the Canadian Radio-television and Telecommunications Commission, or CRTC, has imposed a similar number portability requirement on service providers like us. If we, or our third-party carriers, are unable to process number portability requests within the requisite timeframes, we could be subject to fines and penalties. Additionally, in the U.S., both customers and carriers may seek relief from the relevant state public utility commission, the FCC, or in state or federal court for violation of local number portability requirements.

If small businesses opt to perform advertising tasks on their own, demand for our lead-generation services would decrease, thereby negatively affecting our revenue.

Large internet marketing providers such as Google, Yahoo! and Microsoft offer online advertising products to small businesses through self-service platforms. As small businesses become more familiar with such platforms, they may increasingly choose to actively manage their own internet presence and their demand for the lead-generation services may decrease. We cannot predict the evolving experiences and preferences of small businesses and cannot assure you that we can develop our lead generation business, or develop similar new services, in a manner that will suit their needs and expectations faster or more effectively than our competitors, or at all. If we are not able to do so, our results of operations would suffer.

Our access to the majority of our lead-generation customers is currently through a limited number of digital agencies, which creates a significant risk that we could lose a majority of our lead generation service customers due to factors beyond our control.

We currently contract with a single digital agency to provide our lead-generation services as a component of their service to third parties who we include as our core users. If our relationship with that digital agency degrades, they could elect not to use our lead-generation service, which would lead to the loss of a portion of our lead generation business revenue as well as a number of our core users. Also, for reasons beyond our control, the digital agencies we work with may lose their business relationships with third parties who purchase lead generation services for their customers, causing the digital agency to terminate its business relationship with us and the loss of such lead generation business revenue. Prior to February 2015, we contracted with three digital agencies to provide our lead generation service to third parties. In February 2015, one of them unexpectedly lost a key business relationship, which led that digital agency to terminate its business relationship with us, which in turn caused us to lose a few thousand of our core users. This concentration of our access to lead generation customers creates volatility in the churn of our core users, which risk will remain unless and until we significantly grow the number of digital agencies we contract with, and/or increase the number of small businesses that obtain lead generation services directly from us.

If we fail to continue developing our brand or our reputation is harmed, our business may suffer.

We believe that continuing to strengthen our current brand will be critical to achieving widespread acceptance of our services and will require continued focus on active marketing efforts. The demand for and cost of online and traditional advertising have been increasing and may continue to increase. Accordingly, we may need to increase our investment in, and devote greater resources to, advertising, marketing, and other efforts to create and maintain brand loyalty among users. Brand promotion activities may not yield increased revenue, and even if they do, any increased revenue may not offset the expenses incurred in building our brands. If we fail to promote and maintain our brand, or if we incur substantial expense in an unsuccessful attempt to promote and maintain our brands, our business could be materially and adversely affected.

Our services, as well as those of our competitors, are regularly reviewed and commented upon by online and social media sources, as well as computer and other business publications. Negative reviews, or reviews in which our competitors’ products and services are rated more highly than our solutions, could negatively affect our brand and reputation. From time to time, our customers have expressed dissatisfaction with our services, including dissatisfaction with our customer support, our billing policies and the way our services operate. If we do not handle customer complaints effectively, our brand and reputation may suffer, we may lose our customers’ confidence, and they may choose to terminate, reduce or not to renew their subscriptions. In addition, many of our customers participate in social media and online blogs about internet-based services, including our services, and our success depends in part on our ability to minimize negative and generate positive customer feedback through such online channels where existing and potential customers seek and share information. If actions we take or changes we make to our services upset these customers, their blogging could negatively affect our brand and reputation. Complaints or negative publicity about our services or customer service could materially and adversely impact our ability to attract and retain customers and our business, financial condition and results of operations.

A security breach could delay or interrupt service to our customers, compromise the integrity of our systems or data that we collect, result in the loss of our intellectual property or confidential information, harm our reputation, or subject us to significant liability.

Our operations depend on our ability to protect our network from interruption or damage resulting from unauthorized access or entry, computer viruses or malware or other events beyond our control. In the past, we may have been subject to undetected distributed denial-of-service, or DDOS, cyberattacks by hackers intent on bringing down our services, and we may be subject to DDOS and other forms of cyberattacks in the future. We cannot assure you that our backup systems, regular data backups, physical, technological and organizational security protocols and measures and other procedures that are currently in place, or that may be in place in the future, will be adequate to prevent unauthorized access to our systems, significant damage, system interruption, degradation or failure, or data loss or to respond to a cyberattack once launched. Additionally, hackers may attempt to directly gain access to a customer’s on-premise appliance, which may delay or interrupt services, or may subject our customers to further security risks, including in relation to any connected household devices a customer might have now or in the future, such as Nest devices or other household sensors, or to our network more generally. Also, our services are web-based, and the amount of data we store for our users on our servers has been increasing as our business has grown. Despite the implementation of security measures, our infrastructure may be vulnerable to hackers, computer viruses, worms, other malicious software programs or similar disruptive problems caused by our customers, employees, consultants or other internet users who attempt to invade public and private data networks. In some cases we do not have in place disaster recovery facilities for certain ancillary services, such as email delivery of messages. Currently, nearly all of our customers authorize us to bill their credit or debit card accounts directly for all transaction fees that we charge. We rely on encryption and authentication technology to ensure secure transmission of confidential information, including customer credit and debit card numbers. Despite our efforts to encrypt and secure customer payment card information, hackers with sufficiently sophisticated technology or methods may still be able to infiltrate our systems to gain unauthorized access to payment card information. Further, advances in computer capabilities, new discoveries in the field of cryptography or other developments may result in a compromise or breach of the technology we use to protect transaction data.

Additionally, third parties may attempt to fraudulently induce domestic and international employees, consultants or customers into disclosing sensitive information, such as user names, passwords or customer proprietary network information, or CPNI, or other information in order to gain access to our customers’ data or to our data. CPNI includes information such as the phone numbers called by a customer, the frequency, duration, and timing of such calls, and any services purchased by the customer, such as call waiting, call forwarding and caller ID, in addition to other information that may appear on a customer’s bill. Third parties may also attempt to fraudulently induce employees, consultants or customers into disclosing sensitive information regarding our intellectual property and other confidential business information, or our information technology systems. In addition, because the techniques used to obtain unauthorized access, or to sabotage systems, change frequently and generally are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. Any system failure or security breach that causes interruptions or data loss in our operations or in the computer systems of our customers or leads to the misappropriation of our or our customers’ confidential or personal information, or CPNI, could result in significant liability to us. Such failure or breach could cause our service to be perceived as not being secure, subject us to regulatory requirements such as FCC notification, result in significant monetary costs, such as fines, legal fees and expenditures to improve and enhance our security measures, cause considerable harm to us and our reputation (including requiring notification to customers, regulators or the media) and deter current and potential customers from using our services. Additionally, we could incur significant costs, both monetary and with respect to management’s time and attention, to investigate and remediate a data security breach. Because our onboarding and billing functions are conducted through a single data center, any security breach in that data center may cause an interruption in our business operations. Any of these events could have a material adverse effect on our business, results of operations and financial condition.

Interruptions in our services could harm our reputation, result in significant costs to us and impair our ability to sell our services.

Because our technology platform is complex and we have incorporated a variety of new computer hardware, our services may have errors or defects that customers identify after they begin using such services, which could result in unanticipated interruptions of service. Although we test our services to detect and correct errors and defects before their general release, we have occasionally experienced significant interruptions in our service as a result of such errors or defects and may experience future interruptions of service if we fail to detect and correct these errors and defects. For example, in late 2014, we experienced an outage in our Ooma Office service, which we corrected in approximately 20 minutes. The costs incurred in correcting future defects or errors may be substantial and could negatively impact our results of operations.

We currently serve our North American customers from two data center hosting facilities located in Northern California and Northern Virginia, where we lease space from Equinix, Inc. The data center in Northern Virginia was added in early 2015, and while we believe we have implemented adequate procedures to maintain continuous services, we are not able to confirm that the failsafe processes that have been established will prevent any future outages. Any damage to, or failure of, these facilities, the communications network providers with whom we or they contract or with the systems by which our communications providers allocate capacity among their customers, including us, could result in interruptions in our service. Additionally, in connection with the expansion or consolidation of our existing data center facilities, we may move or transfer our data and our customers’ data to other data centers. Despite precautions we take during this process, any unsuccessful data transfers may impair or cause disruptions in the delivery of our service.

Despite precautions taken at our hosting facilities, the occurrence of a natural disaster or an act of terrorism or other unanticipated problems at these facilities could result in lengthy interruptions in our service. Even with the disaster recovery arrangements in place, our service could be interrupted.

Any defects in, or unavailability of, the components of our platform that cause interruptions of our services could, among other things:

•	cause a reduction in revenue or a delay in market acceptance of our services;

•	require us to issue refunds to our customers or expose us to claims for damages;

•	cause us to lose existing customers and make it more difficult to attract new customers;

•	divert our development resources or require us to make extensive changes to our software, which would increase our expenses and slow innovation;

•	increase our technical support costs; and

•	harm our reputation and brand.

Failures in internet infrastructure or interference with broadband access could cause current or potential customers to believe that our systems are unreliable, leading our current customers to switch to our competitors or potential customers to avoid using our services.

Many of our services depend on our customers’ broadband access to the internet, usually provided through a cable or digital subscriber line, or DSL, connection. In addition, users who access our services and applications through mobile devices, such as smartphones and tablets, must have a high-speed connection, such as Wi-Fi, 3G, 4G or LTE, to use our services and applications. Currently, this access is provided by companies that have significant and increasing market power in the broadband and internet access marketplace, including incumbent phone companies, cable companies and wireless companies. Increasing numbers of users and increasing bandwidth requirements may degrade the performance of internet and mobile infrastructure, resulting in outages or deteriorations in connectivity and negatively impacting the quality with which we can deliver our solutions. As our customer base grows and their usage of communications capacity increases, we will be required to make additional investments in network capacity to maintain adequate data transmission speeds, the availability of which may be limited, or the cost of which may be on terms unacceptable to us. If adequate capacity is not available to us as our customers’ usage increases, our network may be unable to achieve or maintain sufficiently high data transmission capacity, reliability or performance. Furthermore, as the rate of adopting new technologies increases, the networks on which our services and applications rely may not be able to sufficiently adapt to the increased demand for these services, including ours. Frequent or persistent interruptions could cause current or potential users to believe that our systems or services are unreliable, leading them to switch to our competitors or to avoid our services, and could permanently harm our reputation and brands. Because some of our services rely on integration between features that use both wired and wireless infrastructures, any of the aforementioned problems with either wired or wireless infrastructure may result in the inability of customers to take advantage of our integrated services and therefore may decrease the attractiveness of our collective services to current and potential customers.

The success of our business relies on customers’ continued and unimpeded access to broadband service. Providers of broadband services may be able to block our services or charge their customers more for using our services, which could adversely affect our revenue and growth.

Some of the providers of broadband internet access and high-speed mobile access, such as AT&T and Verizon, offer products and services that directly compete with our own offerings, which can potentially give such providers a competitive advantage. For example, these providers may market and sell a bundle of services to our current and potential customers that includes services directly competitive to ours, and our current and potential customers may prefer these bundled offerings. Some providers of broadband access, including providers outside of the U.S., may take measures that affect their customers’ ability to use our service, such as degrading the quality of the data packets we transmit over their lines, giving those packets low priority, giving other packets higher priority than ours, blocking our packets entirely or attempting to charge their customers more for also using our services. While actions like these by U.S. providers would violate the net neutrality rules recently adopted by the FCC and described below, most foreign countries have not adopted formal net neutrality or open internet rules, and there continues to be some uncertainty regarding whether the net neutrality rules will be upheld by courts or modified by legislative action.

On March 12, 2015 the FCC released new network neutrality and open internet rules that it had adopted on February 26, 2015. In that order, the FCC reclassified broadband Internet access services as a telecommunications service subject to some elements of common carrier regulation, including the obligation to provide service on just and reasonable terms, requirements related to customer privacy and requirements for accessibility for people with disabilities. The order also prohibits blocking or discriminating against lawful services and applications and prohibits “paid prioritization,” or providing faster speeds or other benefits in return for compensation. The order does not go into effect until June 12, 2015 and is the subject of pending appeals by several parties. The net neutrality rules could affect the market for broadband internet access service in a way that impacts our business, for example by increasing the cost of broadband internet service and thereby depressing demand for our services or by increasing the costs of services we purchase.

Our quarterly and annual results of operations have fluctuated in the past and may continue to do so in the future. As a result, we may fail to meet or to exceed the expectations of research analysts or investors, which could cause our stock price to fluctuate.

Our quarterly and annual results of operations have varied historically from period to period, and we expect that they will continue to fluctuate due to a variety of factors, many of which are outside of our control, including:

•	our ability to retain existing customers and attract new customers;

•	our ability to sell premium solutions to our existing customers;

•	our ability to introduce new solutions;

•	the actions of our competitors, including pricing changes or the introduction of new solutions;

•	our ability to effectively manage our growth;

•	our ability to successfully penetrate the communications and connected services markets for small businesses, home, and mobile;

•	the number of monthly and annual subscriptions at any given time;

•	the timing, cost and effectiveness of our advertising and marketing efforts;

•	the timing, operating cost and capital expenditures related to the operation, maintenance, and expansion of our business;

•	the timing of our decisions with regard to product resource allocation;

•	seasonality of consumers’ purchasing patterns;

•	service outages or security breaches and any related impact on our reputation;

•	our ability to accurately forecast revenue and appropriately plan our expenses;

•	costs associated with defending and resolving intellectual property infringement and other claims;

•	changes in tax laws, regulations, or accounting rules;

•	the timing and cost of developing or acquiring technologies, services or businesses and our ability to successfully manage any such acquisitions; and

•	the impact of worldwide economic, industry, and market conditions.

Any one of the factors above, or the cumulative effect of some or all of the factors referred to above, may result in significant fluctuations in our quarterly and annual results of operations. This variability and unpredictability could result in our failure to meet our internal operating plan or the expectations of securities analysts or investors for any period, which could cause our stock price to decline. In addition, a significant percentage of our operating expenses is fixed in nature and is based on forecasted revenue trends. Accordingly, in the event of revenue shortfalls, we may not be able to mitigate the negative impact on net income (loss) and margins in the short term. If we fail to meet or exceed the expectations of research analysts or investors, the market price of our shares could fall substantially and we could face costly lawsuits, including securities class-action suits.

We may require additional capital to pursue our business objectives and to respond to business opportunities, challenges or unforeseen circumstances. If capital is not available to us or only under unfavorable terms, our business, results of operations and financial condition may be adversely affected.

We intend to continue making expenditures and investments to support the growth of our business and may require additional capital to pursue our business objectives and respond to business opportunities, challenges or unforeseen circumstances, including the need to develop new solutions or enhance our existing solutions, enhance our operating infrastructure, and acquire complementary businesses and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. However, additional funds may not be available when we need them on terms acceptable to us, or at all. Our credit agreements with Silicon Valley Bank include restrictive covenants and any debt financing we secure in the future could involve further restrictive covenants, which may make it more difficult for us to obtain additional capital and to pursue business opportunities.

In addition, volatility in the credit markets may have an adverse effect on our ability to obtain debt financing. If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences, and privileges superior to those of holders of our common stock. If we are unable to obtain adequate financing or financing on terms satisfactory to us, our ability to continue pursuing our business objectives and to respond to business opportunities, challenges or unforeseen circumstances could be significantly limited, and our business, results of operations, financial condition and prospects could be materially and adversely affected.

We face a risk of non-compliance with certain covenants in our loan agreements with Silicon Valley Bank. If we are unable to meet the financial or other covenants under the agreement or to negotiate future waivers or amendments of the covenants, we could be in default under the agreement.

We have credit agreements with Silicon Valley Bank, or SVB, consisting of (i) a credit facility comprised of a $4.0 million senior secured term loan facility, and a $12.0 million senior secured revolving facility, as well as a mezzanine facility comprised of a $5.0 million subordinated secured term loan facility, and (ii) a conditional senior secured term facility of up to an aggregate of $5.0 million. As of January 31, 2015, we had an aggregate of approximately $11.1 million in outstanding borrowings including accrued interest under these agreements. Our credit agreements with SVB contain customary negative covenants that limit our ability to, among other things, incur additional indebtedness, grant liens, make investments, repurchase stock, pay dividends, transfer assets and merge or consolidate. The SVB facilities are secured by substantially all of our assets, though certain intellectual property collateral may be released if an initial public offering has occurred and no event of default under the SVB credit agreements exists. The SVB credit agreements also contain customary affirmative covenants, including requirements to, among other things, maintain minimum cash balances tied to the maximum commitment amounts outstanding under the SVB credit agreements following any initial public offering, and deliver audited financial statements. Upon the occurrence and during the continuation of an event of default, amounts due under the loan agreement may be accelerated by SVB. If we are unable to meet the financial or other covenants under the credit agreements or negotiate future waivers or amendments of such covenants, an event of default could occur under the credit agreements. Upon the occurrence and during the continuance of an event of default under the credit agreements, SVB has available a range of remedies customary in these circumstances, including declaring all outstanding debt, together with accrued and unpaid interest thereon, to be due and payable, foreclosing on the assets securing the loan agreement and/or ceasing to provide additional credit, which could have a material adverse effect on us. We were not in compliance with one non-financial covenant as of October 2014, and such non-compliance was waived by SVB as a part of the amended agreement entered into in January 2015.

Growth may place significant demands on our management and our infrastructure.

We have recently experienced substantial growth in our business, including an increase in the number of customers we consider to be our core users. This growth has placed and may continue to place significant demands on our management and our operational and financial infrastructure. As our operations grow in size, scope and complexity, we will need to increase our sales and marketing efforts and add additional sales and marketing personnel worldwide and to improve and upgrade our systems and infrastructure to attract, service, and retain an increasing number of users. For example, we expect the volume of simultaneous calls to increase significantly as our user base grows. Our network hardware and software may not be able to accommodate this additional simultaneous call volume. The expansion of our systems and infrastructure will require us to commit substantial financial, operational and technical resources in advance of an increase in the volume of business, with no assurance that the volume of business will increase. Any such additional capital investments will increase our cost base. Continued growth could also strain our ability to maintain reliable service levels for our users, develop and improve our operational, financial and management controls, enhance our reporting systems and procedures and recruit, train, and retain highly skilled personnel. If we fail to achieve the necessary level of efficiency in our organization as we grow, our business, results of operations, and financial condition could be materially and adversely affected.

Shifts in trends or the emergence of new technologies may render our solutions obsolete or require us to expend significant resources to develop, license, or acquire new services or applications on a timely and cost-effective basis in order to remain competitive.

The cloud-based communications and connected services industries are emerging markets characterized by rapid changes in customer requirements, frequent introductions of new and enhanced services, and continuing and rapid technological advancement. We cannot predict the effect of technological changes on our business. To compete successfully in these emerging markets, we must anticipate and adapt to technological changes and evolving industry standards and continue to design, develop, manufacture and sell new and enhanced services that provide increasingly higher levels of performance and reliability at lower cost. In fiscal 2015, we derived over 80% of our revenue from Ooma Telo, and we expect Ooma Telo will continue to account for a majority of our revenue for the foreseeable future. However, our future success will also depend on our ability to introduce and sell new services, features and functionality that enhance or are beyond the voice, fax, text and connected services we currently offer, as well as to improve usability and support and increase customer satisfaction. Our failure to develop solutions that satisfy customer preferences in a timely and cost-effective manner may harm our ability to renew our subscriptions with existing customers and to create or increase demand for our services and may materially and adversely impact our results of operations.

The introduction of new services by competitors or the development of entirely new technologies to replace existing offerings could make our solutions obsolete or adversely affect our business and results of operations. Announcements of future releases and new services and technologies by our competitors or by us could cause customers to defer purchases of our existing services, which also could have a material adverse effect on our business, financial condition or results of operations. We may experience difficulties with software development, operations, design or marketing that could delay or prevent our development, introduction or implementation of new or enhanced services and applications. We have in the past experienced delays in the planned release dates of new features and upgrades, and have discovered defects in new services and applications after their introduction. We cannot assure you that new features or upgrades will be released according to schedule, or that, when released, they will not contain defects. Either of these situations could result in adverse publicity, loss of revenue, delay in market acceptance or claims by customers brought against us, all of which could harm our reputation, business, results of operations, and financial condition. Moreover, the development of new or enhanced services or applications may require substantial investment, and we must continue to invest a significant amount of resources in our research and development efforts to develop these services and applications to remain competitive. We do not know whether these investments will be successful. If customers do not widely adopt any new or enhanced services and applications, we may not be able to realize a return on our investment. If we are unable to develop, license or acquire new or enhanced services and applications on a timely and cost-effective basis, or if such new or enhanced services and applications do not achieve market acceptance, our business, financial condition and results of operations may be materially and adversely affected.

Our success depends on the public acceptance of our connected services and applications.

Our future growth depends on our ability to significantly increase revenue generated from our communications solutions and other connected services that integrate voice communications technology with other functions, such as business promotion, automation, security and others. The markets for cloud-based communications and connected services are evolving rapidly and are characterized by an increasing number of market entrants. As is typical of a rapidly evolving industry, the demand for, and market acceptance of, these applications is uncertain. If the markets for cloud-based communications solutions or for other connected services fail to develop, develop more slowly than we anticipate or develop in a manner different than we expect, our services could fail to achieve market acceptance, which in turn could materially and adversely affect our business.

Our future growth in the small business market depends on the continued use of voice communications by businesses, as compared to e-mail and other data-based methods. A decline in the overall rate of voice communications by businesses would harm our business. Furthermore, our continued growth depends on future demand for and adoption of internet voice communications systems and services and on future demand for connected communications services. Although the number of broadband subscribers worldwide has grown significantly in recent years, only a small percentage of businesses have adopted internet voice communications services to date. For demand and adoption of internet voice communications services by businesses to increase, internet voice communications networks must improve the quality of their service for real-time communications by managing the effects of and reducing packet loss, packet delay, and packet jitter, as well as unreliable bandwidth, so that high-quality service can be consistently provided. Additionally, the cost and feature benefits of internet voice communications must be sufficient to cause customers to switch from traditional phone service providers. We must devote substantial resources to educate potential customers about the benefits of internet voice communications solutions, in general, and of our services in particular. If any or all of these factors fail to occur, our business may be materially and adversely affected.

Our Ooma Telo product and services are being sold to individuals and families. With the growth in cellular and other mobile technologies, many consumers have chosen to eliminate altogether their home telephone service. Our ability to continue growing our user base depends on our ability to convince our customers and potential customers that our service is sufficiently useful and cost-effective, such that it makes sense to maintain or reestablish home telephone services with us. Our growth could slow and our financial condition could be adversely affected if the trend of eliminating home telephone service continues or accelerates.

Our mobile platform, available to any consumer with a Wi-Fi or cellular data connected mobile device, operates in a market that is fragmented and difficult to get noticed by consumers. Many of our competitors in this market have been able to establish a significant user base and reputation in the market, which may make it more difficult for our products to be adopted. Furthermore, as new mobile devices are released, we may encounter difficulties supporting these devices and services, and we may need to devote significant resources to the creation, support, and maintenance of our mobile applications. Additionally, our competitors may allocate additional resources to marketing and promotion of their products, making it even more difficult to be noticed. It is also unclear how the adoption of “over-the-top” based communications will continue to grow. If the number of consumers using “over-the-top” based communications stagnates or declines, such movement may result in an intensified competition for consumers in this space.

Accusations of infringement of third-party intellectual property rights could materially and adversely affect our business.

There has been substantial litigation in the areas in which we operate regarding intellectual property rights. In the past, we have been sued by third parties claiming infringement of their intellectual property rights and we may be sued for infringement from time to time in the future. In the past, we have settled infringement litigation brought against us; however, we cannot assure you that we will be able to settle any future claims or, if we are able to settle any such claims, that the settlement will be on terms favorable to us. Our broad range of technology may increase the likelihood that third parties will claim that we infringe their intellectual property rights.

We have in the past received, and may in the future receive, notices of claims of infringement, misappropriation or misuse of other parties’ proprietary rights. For example, on April 17, 2015, plaintiff UrgenSync, LLC filed a complaint in the U.S. District Court for the Eastern District of Texas against us and other companies in the business of providing internet-based communications services, alleging infringement of U.S. Patent No. 8,295,802. The complaint sought unspecified monetary damages, costs, attorneys’ fees and other appropriate relief. We have not yet been served with the complaint, and we plan to contest the claim vigorously. Based upon our preliminary investigation, we do not believe that our products infringe any valid or enforceable claim of the aforementioned patent. Furthermore, regardless of their merits, accusations and lawsuits like these may require significant time and expense to defend, may negatively affect customer relationships, may divert management’s attention away from other aspects of our operations and, upon resolution, may have a material adverse effect on our business, results of operations, financial condition and cash flows.

Certain technology necessary for us to provide our services may, in fact, be patented by other parties either now or in the future. If such technology were validly patented by another person, we would have to negotiate a license for the use of that technology. We may not be able to negotiate such a license at a price that is acceptable to us or at all. The existence of such a patent, or our inability to negotiate a license for any such technology on acceptable terms, could force us to cease using the technology and cease offering products and services incorporating the technology, which could materially and adversely affect our business and results of operations.

If we were found to be infringing on the intellectual property rights of any third party, we could be subject to liability for such infringement, which could be material. We could also be prohibited from using or selling certain products or services, prohibited from using certain processes, or required to redesign certain products or services, each of which could have a material adverse effect on our business and results of operations.

These and other outcomes may:

•	result in the loss of a substantial number of existing customers or prohibit the acquisition of new customers;

•	cause us to pay license fees for intellectual property we are deemed to have infringed;

•	cause us to incur costs and devote valuable technical resources to redesigning our services;

•	cause our cost of goods sold to increase;

•	cause us to accelerate expenditures to preserve existing revenue;

•	cause existing or new vendors to require prepayments or letters of credit;

•	materially and adversely affect our brand in the marketplace and cause a substantial loss of goodwill;

•	cause us to change our business methods or services;

•	require us to cease certain business operations or offering certain products, services or features; and

•	lead to our bankruptcy or liquidation.

Our limited ability to protect our intellectual property rights could materially and adversely affect our business.

We rely, in part, on patent, trademark, copyright and trade secret law to protect our intellectual property in the U.S. and abroad. We cannot assure you that the particular forms of intellectual property protection we seek, including business decisions about when to file patents and when to maintain trade secrets, will be adequate to protect our business. We seek to protect our technology, software, documentation and other information under trade secret and copyright law, which afford only limited protection. For example, we typically enter into confidentiality agreements with our employees, consultants, third-party contractors, customers and vendors in an effort to control access to use and distribution of our technology, software, documentation and other information. These agreements may not effectively prevent unauthorized use or disclosure of confidential information and may not provide an adequate remedy in the event of such unauthorized use or disclosure, and it may be possible for a third party to legally reverse engineer, copy or otherwise obtain and use our technology without authorization. In addition, improper disclosure of trade secret information by our current or former employees, consultants, third-party contractors, customers or vendors to the public or others who could make use of the trade secret information would likely preclude that information from being protected as a trade secret.

We also rely, in part, on patent law to protect our intellectual property in the U.S. and internationally. Our intellectual property portfolio includes four issued U.S. patents, which we expect to expire between December 2028 and February 2032. We also have eleven patent applications pending for examination in the U.S. and two patent applications pending for examination in foreign jurisdictions, all of which are related to U.S. applications. We cannot predict whether such pending patent applications will result in issued patents or whether any issued patents will effectively protect our intellectual property. Even if a pending patent application results in an issued patent, the patent may be circumvented or its validity may be challenged in various proceedings in U.S. District Court, before the U.S. Patent and Trademark Office or before their foreign equivalents, such as reexamination, which may require legal representation and involve substantial costs and diversion of management time and resources. In addition, we cannot assure you that every significant feature of our solutions is protected by our patents, or that we will mark our products with any or all patents they embody. As a result, we may be prevented from seeking damages in whole or in part for infringement of our patents.

The unlicensed use of our brand, including domain names, by third parties could harm our reputation, cause confusion among our customers and impair our ability to market our products and services. To that end, we have registered numerous trademarks and service marks, have applied for registration of additional trademarks and service marks and have acquired a number of domain names in and outside the U.S. to establish and protect our brand names as part of our intellectual property strategy. If our applications receive objections or are successfully opposed by third parties, it will be difficult for us to prevent third parties from using our brand without our permission. Moreover, successful opposition to our applications might encourage third parties to make additional oppositions or commence trademark infringement proceedings against us, which could be costly and time consuming to defend against. There have been in the past, and may be in the future, instances where third parties have used our trade names, or have adopted confusingly similar trade names to ours. We have been successful in asserting our rights in our trade names and causing such third parties to cease such use, but we may not be successful in the future. If we are not successful in protecting our trademarks, our trademark rights may be diluted and subject to challenge or invalidation, which could materially and adversely affect our brand.

Despite our efforts to implement our intellectual property strategy, we may not be able to protect or enforce our proprietary rights in the U.S. or internationally (where effective intellectual property protection may be unavailable or limited). For example, we have entered into agreements containing confidentiality and invention assignment provisions in connection with the outsourcing of certain software development, quality assurance and development activities to third-party contractors located in Canada, India, New Zealand, Russia and Ukraine. We have also entered into an agreement containing a confidentiality provision with a third-party contractor located in the Philippines, where we have outsourced a significant portion of our customer support function. We cannot assure you that agreements with these third-party contractors or their agreements with their employees and contractors will adequately protect our proprietary rights in the applicable jurisdictions and foreign countries, as their respective laws may not protect proprietary rights to the same extent as the laws of the U.S. In addition, our competitors may independently develop technologies similar or superior to our technology, duplicate our technology in a manner that does not infringe our intellectual property rights or design around any of our patents. Furthermore, detecting and policing unauthorized use of our intellectual property is difficult and resource-intensive. Moreover, litigation may be necessary in the future to enforce our intellectual property rights, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity. Such litigation, whether successful or not, could result in substantial costs and diversion of management time and resources and could have a material adverse effect on our business, financial condition and results of operations.

We license technology from third parties we do not control and cannot be assured of retaining such licenses.

We rely upon certain technology, including hardware and software, licensed from third parties. There can be no assurance that the technology licensed by us will continue to provide competitive features and functionality or that the licenses for technology currently utilized by us or other technology which we may seek to license in the future, will be available to us on commercially reasonable terms or at all. The loss of, or inability to maintain, existing licenses could result in shipment delays or reductions until equivalent technology or suitable alternative products are developed, identified, licensed and integrated, and could harm our business. These licenses are typically offered on standard commercial terms made generally available by the companies providing the licenses. The cost and terms of these licenses individually are not material to our business.

If we experience excessive fraudulent activity or cannot meet evolving credit card association merchant standards, we could incur substantial costs and lose the right to accept credit cards for payment, which could cause our customer base to decline significantly.

Nearly all of our customers authorize us to bill their credit card accounts directly for service fees that we charge. If people pay for our services with stolen credit cards, we could incur substantial third-party vendor costs for which we may not be reimbursed. Further, our customers provide us with credit card billing information online or over the phone, and we do not review the physical credit cards used in these transactions, which increases our risk of exposure to fraudulent activity. We also incur charges, which we refer to as chargebacks, from the credit card companies’ claims that the customer did not authorize the credit card transaction to purchase our service, something we have experienced in the past. If the number of unauthorized credit card transactions becomes excessive, we could be assessed substantial fines for excess chargebacks and we could lose the right to accept credit cards for payment. We have also been affected by the credit card breaches at various retail stores, which have caused millions of consumers to cancel credit cards as a result of the breach. We have found that some consumers do not renew their services after a card cancellation, which can have a material negative impact on our revenue. In addition, credit card issuers may change merchant standards, including data protection and documentation standards, required to utilize their services from time to time. If we fail to maintain compliance with current merchant standards, such as Payment Card Industry Data Security Standard, or PCI, or fail to meet new standards, the credit card associations could fine us or terminate their agreements with us, and we would be unable to accept credit cards as payment for our services. Our services may also be subject to fraudulent usage, including but not limited to revenue share fraud, domestic traffic pumping, subscription fraud, premium text message scams, and other fraudulent schemes. Although our customers are required to set passwords and Personal Identification Numbers, or PINs, to protect their accounts and may configure in which destinations international calling is enabled from their extensions, third parties may be able to access and use their accounts through fraudulent means. In addition, third parties may have attempted in the past, and may attempt in the future, to fraudulently induce domestic and international employees or consultants into disclosing customer credentials and other account information. Communications fraud can result in unauthorized access to customer accounts and customer data, unauthorized use of customers’ services, and charges to customers for fraudulent usage and expenses we must pay to carriers. We may be required to pay for these charges and expenses with no reimbursement from the customer, and our reputation may be harmed if our services are subject to fraudulent usage. Although we implement multiple fraud prevention and detection controls, we cannot assure you that these controls will be adequate to protect against fraud. Substantial losses due to fraud or our inability to accept credit card payments, which could cause our paid customer base to significantly decrease, could have a material adverse effect on our results of operations, financial condition and ability to grow our business.

Potential problems with our information systems could interfere with our business and operations.

We rely on our information systems and those of third parties for processing customer orders, distribution of our services, billing our customers, processing credit card transactions, customer relationship management, supporting financial planning and analysis, accounting functions and financial statement preparation and otherwise running our business. Information systems may experience interruptions, including interruptions of related services from third-party providers, which may be beyond our control. Such business interruptions could cause us to fail to meet customer requirements. All information systems, both internal and external, are potentially vulnerable to damage or interruption from a variety of sources, including without limitation, computer viruses, security breaches, energy blackouts, natural disasters, terrorism, war, telecommunication failures and employee or other theft, as well as third-party provider failures. Any disruption in our information systems and those of the third parties upon which we rely could have a significant impact on our business.

We may implement enhanced information systems in the future to meet the demands resulting from our growth and to provide additional capabilities and functionality. The implementation of new systems and enhancements is frequently disruptive to the underlying business of an enterprise, and can be time-consuming and expensive, increase management responsibilities and divert management attention. Any disruptions relating to our systems enhancements or any problems with the implementation, particularly any disruptions impacting our operations or our ability to accurately report our financial performance on a timely basis during the implementation period, could materially and adversely affect our business. Even if we do not encounter these material and adverse effects, the implementation of these enhancements may be much more costly than we anticipated. If we are unable to successfully implement the information systems enhancements as planned, our financial position, results of operations and cash flows could be negatively impacted.

Our use of open source technology could impose limitations on our ability to commercialize our services.

We use open source software in our platform on which our services operate. There is a risk that the owners of the copyrights in such software may claim that such licenses impose unanticipated conditions or restrictions on our ability to market or provide our services. If such owners prevail in such claim, we could be required to make the source code for our proprietary software (which contains our valuable trade secrets) generally available to third parties, including competitors, at no cost, to seek licenses from third parties in order to continue offering our services, to re-engineer our technology, or to discontinue offering our services in the event re-engineering cannot be accomplished on a timely basis or at all, any of which could cause us to discontinue our services, harm our reputation, result in customer losses or claims, increase our costs or otherwise materially and adversely affect our business and results of operations. If a copyright holder of such open source software were to allege we had not complied with the conditions of one or more of these licenses, we could be required to incur significant legal expenses defending against such allegations and could be subject to significant damages, enjoined from the sale of our solutions that contained the open source software and required to comply with the foregoing conditions, which could disrupt the distribution and sale of some of our solutions.

We depend largely on the continued services of our senior management and other key employees, the loss of any of whom could adversely affect our business, results of operations and financial condition.

Our future performance depends on the continued services and contributions of our senior management and other key employees to execute on our business plan, and to identify and pursue opportunities and services innovations. The loss of services of senior management or other key employees could significantly delay or prevent the achievement of our development and strategic objectives. In particular, we depend to a considerable degree on the vision, skills, experience and effort of our Chief Executive Officer, Eric B. Stang. All of our executive officers and senior management may terminate employment with us at any time with no advance notice. The replacement of any of these senior management personnel would likely involve significant time and costs, and such loss could significantly delay or prevent the achievement of our business objectives. Many members of our senior management have been our employees for many years and therefore have significant experience and understanding of our business that would be difficult to replace. In addition, certain members of our senior management team, including our general counsel, who joined us in December of 2013, and our chief financial officer, who joined us in December of 2014, have worked together for only a relatively short period of time and it may be difficult to evaluate their effectiveness, on an individual or collective basis, and ability to address future challenges to our business. Our inability to attract and retain the necessary personnel could adversely affect our business, financial condition or results of business. We do not maintain key person insurance for any of our personnel.

If we are unable to hire, retain and motivate qualified personnel, our business will suffer.

Our future success depends, in part, on our continued ability to attract and retain highly skilled personnel. We believe there is, and will continue to be, intense competition for highly skilled technical and other personnel with experience in our industry in the San Francisco Bay Area, where our headquarters is located, and in other locations where we may maintain offices in the future. We must provide competitive compensation packages and a high-quality work environment to hire, retain and motivate employees. If we are unable to retain and motivate our existing employees or attract qualified personnel to fill key positions, we may be unable to manage our business effectively, including the development, marketing and sale of existing and new services, which could have a material adverse effect on our business, financial condition, and results of operations. To the extent we hire personnel from competitors, we may be subject to allegations such personnel have been improperly solicited or divulged proprietary or other confidential information.

We may expand through acquisitions of, or investments in, other companies, each of which may divert our management’s attention, result in additional dilution to our stockholders, increase expenses, disrupt our operations and harm our results of operations.

Our business strategy may, from time to time, include acquiring or investing in complementary services, technologies or businesses. We cannot assure you we will successfully identify suitable acquisition candidates, integrate or manage disparate technologies, lines of business, personnel and corporate cultures, realize our business strategy or the expected return on our investment, or manage a geographically dispersed company. Any such acquisition or investment could materially and adversely affect our results of operations. Acquisitions and other strategic investments involve significant risks and uncertainties, including:

•	the potential failure to achieve the expected benefits of the combination or acquisition;

•	unanticipated costs and liabilities;

•	difficulties in integrating new products and services, software, businesses, operations and technology infrastructure in an efficient and effective manner;

•	difficulties in maintaining customer relations;

•	the potential loss of key employees of the acquired businesses;

•	the diversion of the attention of our senior management from the operation of our daily business;

•	the potential adverse effect on our cash position to the extent that we use cash for the purchase price;

•	the potential significant increase of our interest expense, leverage, and debt service requirements if we incur additional debt to pay for an acquisition;

•	the potential issuance of securities that would dilute our stockholders’ percentage ownership;

•	the potential to incur large and immediate write-offs and restructuring and other related expenses; and

•	the inability to maintain uniform standards, controls, policies and procedures.

Any acquisition or investment could expose us to unknown liabilities. Moreover, we cannot assure you that we will realize the anticipated benefits of any acquisition or investment. In addition, our inability to successfully operate and integrate newly acquired businesses appropriately, effectively, and in a timely manner could impair our ability to take advantage of future growth opportunities and other advances in technology, as well as on our revenue, gross margins and expenses.

Additionally, we have recently acquired companies which form the basis for our Office Promoter and Talkatone solutions. We are still going through the process of integrating the employee bases and technologies acquired from those companies, and cannot assure you we will be able to effectively integrate those assets with our resources; we may not be able to realize the potential growth and gain we anticipated at the time of acquisition.

We may expand our international operations, which may expose us to significant risks.

To date, we have not generated significant revenue from outside of the U.S. and Canada, but we expect to grow our international revenue in the future. The future success of our business will depend, in part, on our ability to expand our operations and customer base worldwide. Operating in international markets requires significant resources and management attention and will subject us to regulatory, economic and political risks different from those in the U.S. Because of our limited experience with international operations and developing and managing sales and distribution channels in international markets, our international expansion efforts may not be successful. In addition, we will face risks in doing business internationally that could materially and adversely affect our business, including:

•	our ability to comply with differing technical and environmental standards, data privacy and telecommunications regulations, and certification requirements outside the U.S.;

•	difficulties and costs associated with staffing and managing foreign operations;

•	potentially greater difficulty collecting accounts receivable and longer payment cycles;

•	the need to adapt and localize our services for specific countries;

•	the need to offer customer care in various native languages;

•	reliance on third parties over which we have limited control, including international resellers, for marketing and reselling our services;

•	availability of reliable broadband connectivity and wide area networks in targeted areas for expansion;

•	lower levels of adoption of credit or debit card usage for internet related purchases by foreign customers and compliance with various foreign regulations related to credit or debit card processing and data privacy requirements;

•	difficulties in understanding and complying with local laws, regulations, and customs in foreign jurisdictions;

•	export controls and trade and economic sanctions administered by the Department of Commerce Bureau of Industry and Security and the Treasury Department’s Office of Foreign Assets Control;

•	tariffs and other non-tariff barriers, such as quotas and local content rules;

•	compliance with various anti-bribery and anti-corruption laws such as the U.S. Foreign Corrupt Practices Act of 1977, as amended, or the FCPA;

•	limited protection for intellectual property rights in some countries;

•	adverse tax consequences;

•	fluctuations in currency exchange rates, which could increase the price of our services outside of the U.S., increase the expenses of our international operations, including expenses related to foreign contractors, and expose us to foreign currency exchange rate risk;

•	exchange control regulations, which might restrict or prohibit our conversion of other currencies into U.S. Dollars;

•	restrictions on the transfer of funds;

•	deterioration of political relations between the U.S. and other countries; and

•	political or social unrest or economic instability in a specific country or region, which could have an adverse impact on our third-party software development and quality assurance operations there.

Our failure to manage any of these risks successfully could harm our future international operations and our overall business.

We may not be able to manage our inventory levels effectively, which may lead to excess inventory or inventory obsolescence that would force us to incur inventory write-downs.

Our vendor-supplied on-premise appliances and end-point devices have lead times of up to 32 weeks for delivery and are built to satisfy our demand forecasts that are necessarily imprecise. It is likely that from time to time we will have either excess or insufficient product inventory. In addition, because we rely on third-party vendors for the supply of our devices, our inventory levels are subject to the conditions regarding the timing of purchase orders and delivery dates not within our control. Excess inventory levels would subject us to the risk of inventory obsolescence, while insufficient levels of inventory may negatively affect relations with customers. For instance, our customers rely upon our ability to meet committed delivery dates, and any disruption in the supply of our services could result in loss of customers or harm to our ability to attract new customers. Retailers may elect to return any unsold inventory without any penalty, which could result in a write down for excess inventory. Any of these factors could have a material adverse effect on our business, financial condition or results of operations.

Our corporate headquarters, one of our data centers and co-location facilities and our sole third-party customer service and support facility are located near known earthquake fault zones, and the occurrence of an earthquake, tsunami or other catastrophic disaster could damage our facilities or the facilities of our contractors, which could cause us to curtail our operations. Increased energy costs, power outages and limited availability of electrical resources may adversely affect our operating results.

Our corporate headquarters and one of our data centers are located in northern California, our customer service call center operated by our contractor is located in the Philippines, and our contract manufacturer facilities are located near the coast in China. All of these locations are on the Pacific Rim near known earthquake fault zones and, therefore, are vulnerable to damage from earthquakes and tsunamis. Additionally, our China facility and our sole third-party customer service and support facility in the Philippines are located in areas subject to typhoons. We and our contractors are also vulnerable to other types of disasters, such as power loss, fire, floods, pandemics, cyber-attack, war, political unrest and terrorist attacks and similar events that are beyond our control. If any disasters were to occur, our ability to operate our business could be seriously impaired, and we may endure system interruptions, reputational harm, loss of intellectual property, delays in our services development, lengthy interruptions in our services, breaches of data security and loss of critical data, all of which could harm our future results of operations. In addition, we do not carry earthquake insurance and we may not have adequate insurance to cover our losses resulting from other disasters or other similar significant business interruptions. Any significant losses not recoverable under our insurance policies could seriously impair our business and financial condition.

Changes in effective tax rates, or adverse outcomes resulting from examination of our income or other tax returns, could adversely affect our results of operations and financial condition.

Our future effective tax rates could be subject to volatility or adversely affected by a number of factors, including:

•	changes in the valuation of our deferred tax assets and liabilities;

•	expiration of, or lapses in, the research and development tax credit laws;

•	expiration or non-utilization of net operating loss carryforwards;

•	tax effects of share-based compensation;

•	certain non-deductible expenses as a result of acquisitions;

•	expansion into new jurisdictions;

•	potential challenges to and costs related to implementation and ongoing operation of our intercompany arrangements; and

•	changes in tax laws and regulations and accounting principles, or interpretations or applications thereof.

Any changes in our effective tax rate could adversely affect our results of operations.

We may be unable to use some or all of our net operating loss carryforwards, which could materially and adversely affect our reported financial condition and results of operations.

As of January 31, 2015, we had federal and state net operating loss carryforwards, or NOLs, of $56.2 million and $56.1 million, respectively, available to offset future taxable income, due to prior period losses, each of which, if not utilized, will begin to expire in 2029, however, California research and development tax credits can be carried forward indefinitely. We also have federal research and development tax credit carryforwards that will begin to expire in 2029. Realization of these net operating loss and research tax credit carryforwards depends on future income, and there is a risk that our existing carryforwards could expire unused and be unavailable to offset future income tax liabilities, which could materially and adversely affect our results of operations.

Under Section 382 of the Internal Revenue Code of 1986, as amended, or the Code, our ability to utilize net operating loss carryforwards or other tax attributes, such as research tax credits, in any taxable year may be limited if we experience an “ownership change.” A Section 382 “ownership change” generally occurs if one or more stockholders or groups of stockholders, who own at least 5% of our stock, increase their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period. Similar rules may apply under state tax laws. We completed a Section 382 analysis through January 31, 2015 and determined that an ownership change, as defined under Section 382 of the Internal Revenue Code, occurred in prior years. Based on the analysis, we determined that we had undergone three ownership changes. The first and second ownership changes occurred in April 2005 and the third change occurred in February 2009. NOLs presented account for any limited and potential lost attributes due to the ownership changes and their respective expiration dates. The NOLs in the second table of Note 10 of the notes to our consolidated financial statements reflect the available NOLs we expect to use.

No deferred tax assets have been recognized on our balance sheet related to these NOLs, as they are fully reserved by a valuation allowance. If we have previously had, or have in the future, one or more Section 382 “ownership changes,” including in connection with our initial public offering or this offering, or if we do not generate sufficient taxable income, we may not be able to utilize a material portion of our NOLs, even if we achieve profitability. If we are limited in our ability to use our NOLs in future years in which we have taxable income, we will pay more taxes than if we were able to fully utilize our NOLs. This could materially and adversely affect our results of operations.

The estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate, and even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all.

Market opportunity estimates and growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The estimates and forecasts in this prospectus relating to the size and expected growth of our market, including our estimated annual recurring revenue based on various assumptions, may prove to be inaccurate. Even if the market in which we compete meets the size estimates and growth forecasted in this prospectus, our business could fail to grow at similar rates, if at all.

Risks Related to Federal, State and International Regulation

Our services are subject to regulation and future legislative or regulatory actions could adversely affect our business and expose us to liability.

Federal Regulation

Our business is regulated by the Federal Communications Commission, or FCC. As a communications services provider, we are subject to FCC regulations relating to privacy, disability access, porting of numbers, Federal Universal Service Fund, or USF, contributions, E-911, and other matters. If we do not comply with FCC rules and regulations, we could be subject to FCC enforcement actions, fines, loss of licenses, and possibly restrictions on our ability to operate or offer certain of our services. Any enforcement action by the FCC, which may include a public process, would hurt our reputation in the industry, possibly impair our ability to sell our services to customers and could have a materially adverse impact on our revenue.

If the FCC classifies interconnected VoIP service as a telecommunications service subject to common carrier regulation, we could be subject to additional regulation under federal and state telecommunications laws. Compliance with such laws could increase our cost of doing business.

State Regulation

We are also subject to state consumer protection laws, as well as U.S. state, municipal and local sales, use, excise, utility user and ad valorem taxes, fees or surcharges. The imposition of such regulatory obligations or the imposition of additional taxes on our services could increase our cost of doing business and limit our growth.

International Regulation

As we expand internationally, we may be subject to telecommunications, consumer protection, data privacy and other laws and regulations in the foreign countries where we offer our services. For example, we are a provider of internet voice telecommunications services in Canada. As a provider of internet voice communications services, we are subject to regulation in Canada by the CRTC. We are also subject to Canadian federal privacy laws and provincial consumer protection legislation.

In addition, our international operations are potentially subject to country-specific governmental regulation and related actions that may increase our cost or impact our product and service offerings or prevent us from offering or providing our products and services in certain countries. Certain of our services may be used by customers located in countries where VoIP and other forms of IP communications may be illegal or require special licensing. In countries where local laws and regulations prohibit (or come to prohibit) the use of our products, users may continue to use our products and services, which could subject us to costly penalties or governmental action adverse to our business and damaging to our brand and reputation, our international expansion efforts, or our business and operating results.

The FCC continues to consider additional 911 requirements, including requiring us to deploy an E-911 service that automatically determines the location of our customers. The adoption of such requirements could increase our costs that could make our service more expensive, decrease our profit margins, or both.

The FCC is actively considering additional 911 requirements for interconnected VoIP providers, non-interconnected VoIP providers and texting providers. The outcome of the FCC’s proceedings cannot be determined at this time and we may or may not be able to comply with any such obligations that may be adopted. At present, we have no means to automatically identify the physical location of our customers on the internet. Changes to the FCC’s VoIP E-911 rules may adversely affect our ability to deliver our service to new and existing customers in all geographic regions or to nomadic customers who move to a location where emergency calling services compliant with the FCC’s mandates are unavailable. Our compliance with the FCC’s VoIP E-911 order and related costs puts us at a competitive disadvantage to VoIP service providers who are either not subject to the requirements or have chosen not to comply with the FCC’s mandates. We cannot guarantee emergency calling service consistent with the VoIP E-911 order will be available to all of our customers, especially those accessing our services on a mobile device or from outside of the U.S. The FCC’s current VoIP E-911 order or follow-on orders or clarifications, the impact on our customers due to service price increases or other factors could have a material adverse effect on our business, financial condition or operating results.

The FCC order reforming the system of payments between regulated carriers we partner with to interface with the public switched telephone network, or PSTN, could increase our costs of providing service, which could result in increased rates for service, making our offerings less competitive than others in the marketplace, or reduce our profitability.

In 2011, the FCC reformed the system under which regulated providers of telecommunications services compensate each other for various types of traffic, including VoIP traffic that terminates on the PSTN and applied new call signaling requirements to VoIP and other service providers. The FCC’s rules concerning charges for transmission of VoIP traffic could result in an increased cost to terminate the traffic, could reduce the availability of services or increase the price of services from our underlying providers, or could otherwise impact the wholesale telecommunications market in a way that adversely impacts our business. To the extent that we transmit traffic not subject to a specific intercarrier compensation arrangement and another provider were to assert that the traffic we exchange with them is subject to higher levels of compensation than what we, or the third parties terminating our traffic to the PSTN, pay today (if any), our termination costs could increase.

If we cannot comply with the FCC’s rules imposing call signaling requirements on VoIP providers like us, we may be subject to fines, cease and desist orders, or other penalties.

The FCC order reforming the system of compensation for various types of traffic also included rules to address calls for which identifying information is missing or masked in ways that impede billing for such traffic.

The FCC’s rules require, among other things, interconnected VoIP providers like us, who originate interstate or intrastate traffic destined for the PSTN, to transmit the telephone number associated with the calling party to the next provider in the call path. Intermediate providers must pass unaltered calling party number or charge number signaling information they receive from other providers to subsequent providers in the call path. To the extent that we pass traffic that does not have appropriate calling party number or charge number information, we could be subject to fines, cease and desist orders, or other penalties.

We may not be able to comply with FCC rules governing completion of calls to rural areas and related reporting requirements.

On November 8, 2013, the FCC issued a Report and Order and Further Notice of Proposed Rulemaking adopting rules to address problems with rural call completion and proposing additional requirements. The new rules apply to interconnected VoIP providers like us. The Commission imposed recording, retention, and reporting requirements to increase its ability to monitor and redress rural call completion problems. These new rules also support the Commission’s efforts to enforce restrictions on blocking, choking, reducing, or restricting calls. Under the rules, a covered provider must record and retain, for at least six months, information about calls attempts to rural areas and must report that data to the FCC on a quarterly basis. If we cannot comply with these rules, we could be subject to investigation and enforcement action and could be exposed to substantial liability. In addition, complying with these rules may increase our cost of doing business and may also increase the cost of services we purchase from our underlying telecommunications providers. The FCC also has increased enforcement activity related to completion of calls to rural customers, and we could be subject to substantial fines and to conduct requirements that could increase our costs if we are the subject of an enforcement proceeding and cannot demonstrate calls from our customers to rural customers are completed at a satisfactory rate.

The FCC has continued to increase regulation of interconnected VoIP services and may at any time determine certain VoIP services are telecommunications services subject to traditional common carrier regulation.

The FCC is considering, in various proceedings, issues arising from the transition from traditional copper networks to IP networks. It has, among other things, launched a series of trials and experiments designed to gather data about this transition, and to support the FCC’s effort to ensure public safety, enable universal access, and protect consumers and competition. The FCC is also considering whether interconnected VoIP services should be treated as telecommunications services, which could subject interconnected VoIP services to additional common carrier regulation. The FCC’s efforts may result in additional regulation of IP network and service providers, which may negatively affect our business.

The FCC adopted rules concerning disabilities access requirements that may expand disabilities access requirements to additional services we offer.

In October 2010, the Twenty-First Century Communications and Video Accessibility Act, or the CVAA, was signed into law. The CVAA and the FCC’s implementing rules imposes disability access, recordkeeping, certification, and other compliance obligations on interconnected VoIP providers and on providers of other Advanced Communications services, including non-interconnected VoIP and electronic messaging services. In addition, the CVAA and the FCC’s implementing rules include complaint filing procedures to address accessibility complaints. These new obligations could increase our expenses, which would have an adverse effect on our operating results. Failure to comply with these obligations could expose us to FCC enforcement actions and liability.

Reform of federal and state Universal Service Fund programs could increase the cost of our service to our customers, diminishing or eliminating our pricing advantage.

The FCC and a number of states are considering reform or other modifications to Universal Service Fund programs. The way we calculate our contribution may change if the FCC or certain states engage in reform or adopt other modifications. In April 2012, the FCC released a Further Notice of Proposed Rulemaking to consider reforms to the manner in which companies, like us, contribute to the federal Universal Service Fund program, and in August 2014, the FCC ordered the Federal-State Joint Board on Universal Service to make a recommendation on how to reform the universal service contribution rules by April 7, 2015, although the recommendation has not been released as of the date hereof. In addition, the FCC is considering whether non-interconnected VoIP providers, texting providers, and broadband providers, among others, should contribute to the USF. We cannot predict the outcome of this proceeding nor its impact on our business at this time.

Should the FCC or certain states adopt new contribution mechanisms or otherwise modify contribution obligations that increase our contribution burden, we will either need to raise the amount we currently collect from our customers to cover this obligation or absorb the costs, which would reduce our profit margins. Furthermore, the FCC has ruled that states can require us to contribute to state Universal Service Fund programs. A number of states already require us to contribute, while others are actively considering extending their programs to include the services we provide. We currently pass through Universal Service Fund contributions to our customers which may result in our services becoming less competitive as compared to those provided by others.

Our products must comply with industry standards, FCC regulations, state, local, country-specific and international regulations, and changes may require us to modify existing products and/or services.

In addition to reliability and quality standards, the market acceptance of telephony over broadband IP networks is dependent upon the adoption of industry standards so that products from multiple manufacturers are able to communicate with each other. Our unique hybrid SaaS connectivity platform relies on communication standards such as SIP, MGCP and network standards such as TCP/IP and UDP to interoperate with other vendors’ equipment. There is currently a lack of agreement among industry leaders about which standard should be used for a particular application and about the definition of the standards themselves. These standards, as well as audio and video compression standards, continue to evolve. We also must comply with certain rules and regulations of the FCC regarding electromagnetic radiation and safety standards established by Underwriters Laboratories, as well as similar regulations and standards applicable in other countries. Standards are frequently modified or replaced. As standards evolve, we may be required to modify our existing products or develop and support new versions of our products. We must comply with certain federal, state and local requirements regarding how we interact with our customers, including marketing practices, consumer protection, privacy, and billing issues, the provision of 9-1-1 emergency service and the quality of service we provide to our customers. The failure of our products and services to comply, or delays in compliance, with various existing and evolving standards could delay or interrupt volume production of our VoIP telephony products, subject us to fines or other imposed penalties, or harm the perception and adoption rates of our service, any of which would have a material adverse effect on our business, financial condition or operating results.

Failure to comply with communications and telemarketing laws could result in significant fines or place significant restrictions on our business.

We rely on a variety of marketing techniques, including telemarketing and email marketing campaigns. We also record certain telephone calls between our customers or potential customers and our sales and service representatives for training and quality assurance purposes. These activities are subject to a variety of state and federal laws such as the Telephone Consumer Protection Act of 1991 (also known as the Federal Do-Not-Call law, or the TCPA), the Telemarketing Sales Rule, the Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003 (also known as the CAN-SPAM Act) and various U.S. state laws regarding telemarketing and telephone call recording. These laws are subject to varying interpretations by courts and governmental authorities and often require subjective interpretation, making it difficult to predict their application and therefore making our compliance efforts more challenging. We cannot be certain our efforts to comply with these laws, rules and regulations will be successful, or, if they are successful, that the cost of such compliance will not be material to our business. Changes to these or similar laws, or to their application or interpretation, or new laws, rules and regulations governing our communication and marketing activities could adversely affect our business. In the event that any of these laws, rules or regulations significantly restricts our business, we may not be able to develop adequate alternative communication and marketing strategies. Further, non-compliance with these laws, rules and regulations carries significant financial penalties and the risk of class action litigation, which would adversely affect our financial performance and significantly harm our reputation and our business.

We process, store, and use personal information and other data, which subjects us and our customers to a variety of evolving governmental regulation, industry standards and self-regulatory schemes, contractual obligations, and other legal obligations related to privacy, which may increase our costs, decrease adoption and use of our products and services, and expose us to liability.

There are a number of U.S. federal, state and local, and foreign laws and regulations, as well as contractual obligations and industry standards, that provide for certain obligations and restrictions with respect to data privacy and security, and the collection, storage, retention, protection, use, processing, transmission, sharing, disclosure, and protection of personal information and other customer data. The scope of these obligations and restrictions is changing, subject to differing interpretations, and may be inconsistent among countries or conflict with other rules, and their status remains uncertain. Within the European Union, or EU, strict laws already apply in connection with the collection, storage, retention, protection, use, processing, transmission, sharing, disclosure, and protection of personal information and other customer data. The EU model has been replicated in many jurisdictions outside the U.S., including Asia-Pacific Economic Cooperation countries. Regulators have the power to impose significant fines on non-compliant organizations. As internet commerce, communication technologies and the Internet of Things continue to evolve, increasing online service providers’ and network users’ capacity to collect, store, retain, protect, use, process and transmit large volumes of personal information, increasingly restrictive regulation by federal, state or foreign agencies becomes more likely. For example, a variety of regulations that would increase restrictions on online service providers in the area of data privacy are currently being proposed, both in the U.S. and in other jurisdictions, and we believe that the adoption of increasingly restrictive regulation in the field of data privacy and security is likely. In Canada, new anti-spam legislation prescribing certain rules regarding the use of electronic messages for commercial purposes took effect on July 1, 2014. This new law also contains provisions that took effect in January 2015, which impose certain restrictions on a service provider’s ability to electronically automatically update or change software used in a customer’s service without the customer’s consent. Penalties for non-compliance with the new Canadian anti-spam legislation are considerable, including administrative monetary penalties of up to $10 million and a private right of action. Obligations and restrictions imposed by current and future applicable laws, regulations, contracts and industry standards may affect our ability to provide all the current features of our small business, home and mobile products and services and our customers’ ability to use our products and services, and could require us to modify the features and functionality of our products and services. Such obligations and restrictions may limit our ability to collect, store, process, use, transmit and share data, and to allow our customers to collect, store, retain, protect, use, process, transmit, share and disclose data with others through our products and services. Compliance with such obligations and restrictions could increase the cost of our operations. Failure to comply with obligations and restrictions related to data privacy and security could subject us to lawsuits, fines, criminal penalties, statutory damages, consent decrees, injunctions, adverse publicity and other losses that could harm our business.

Our customers can use our services to store contact and other personal or identifying information, and to process, transmit, receive, store and retrieve a variety of communications and messages, including, for our Ooma Office customers, information about their own customers and other contacts. In addition, customers may use our services to transmit and store protected health information, or PHI, that is protected under the Health Insurance Portability and Accountability Act, or HIPAA. Noncompliance with laws and regulations relating to privacy such as HIPAA, as amended, and the HIPAA regulations, may lead to significant fines, penalties or liabilities. Our actual compliance, our customers’ perception of our compliance, costs of compliance with such regulations and customer concerns regarding their own compliance obligations (whether factual or in error) may limit the use and adoption of our service and reduce overall demand. Furthermore, privacy concerns, including the inability or impracticality of providing advance notice to customers of privacy issues related to the use of our services, may cause our customers’ customers to resist providing the personal data necessary to allow our customers to use our services effectively. Even the perception of privacy concerns, whether or not valid, may inhibit market adoption of our service in certain industries.

In addition to government activity, privacy advocacy groups and industry groups have adopted and are considering the adoption of various self-regulatory standards and codes of conduct that may place additional burdens on us and our customers, which may further reduce demand for our services and harm our business.

While we try to comply with all applicable data protection laws, regulations, standards, and codes of conduct, as well as our own posted privacy policies and contractual commitments to the extent possible, any failure by us to protect our users’ privacy and data, including as a result of our systems being compromised by hacking or other malicious or surreptitious activity, could result in a loss of user confidence in our services and ultimately in a loss of users, which could materially and adversely affect our business. Our customers may also accidentally disclose their passwords, store them on a mobile device that is lost or stolen, or otherwise fall prey to attacks outside our system, creating the perception that our systems are not secure against third-party access. Additionally, our third-party contractors in the Philippines, India, Canada, New Zealand, Russia, and China may have access to customer data. If these or other third-party vendors violate applicable laws or our policies, such violations may also put our customers’ information at risk and could in turn have a material and adverse effect on our business.

Use or delivery of our services may become subject to new or increased regulatory requirements, taxes or fees.

The increasing growth and popularity of internet voice communications heighten the risk that governments will regulate or impose new or increased fees or taxes on internet voice communications services. To the extent the use of our services continues to grow, regulators may be more likely to seek to regulate or impose new or additional taxes, surcharges or fees on our services. Similarly, advances in technology, such as improvements in locating the geographic origin of internet voice communications, could cause our services to become subject to additional regulations, fees or taxes, or could require us to invest in or develop new technologies, which may be costly. In addition, as we continue to expand our user base and offer more services, we may become subject to new regulations, taxes, surcharges or fees. Increased regulatory requirements, taxes, surcharges or fees on internet voice communications services, which could be assessed by governments retroactively or prospectively, would substantially increase our costs, and, as a result, our business would suffer. In addition, the tax status of our services could subject us to conflicting taxation requirements and complexity with regard to the collection and remittance of applicable taxes. Any such additional taxes could harm our results of operations.

We are subject to anti-corruption and anti-money laundering laws with respect to our operations and non-compliance with such laws can subject us to criminal and/or civil liability and harm our business.

We are subject to the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, and possibly other anti-bribery and anti-money laundering laws in countries in which we conduct activities. Anti-corruption laws are interpreted broadly and prohibit companies and their employees and third-party intermediaries from authorizing, offering, or providing, directly or indirectly, improper payments or benefits to recipients in the public or private sector. We use third-party representatives for product testing, customs, export, and import matters outside of the U.S. In addition, as we increase our international sales and business, we may engage with business partners and third party intermediaries to sell our products and services abroad and to obtain necessary permits, licenses, and other regulatory approvals. We or our third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities. We can be held liable for the corrupt or other illegal activities of these third-party intermediaries, our employees, representatives, contractors, partners, and agents, even if we do not explicitly authorize such activities.

Noncompliance with anti-corruption and anti-money laundering laws could subject us to whistleblower complaints, investigations, sanctions, settlements, prosecution, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, suspension and/or debarment from contracting with certain persons, the loss of export privileges, reputational harm, adverse media coverage, and other collateral consequences. If any subpoenas or investigations are launched, or governmental or other sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, results of operations and financial condition could be materially harmed. In addition, responding to any action will likely result in a materially significant diversion of management’s attention and resources, significant defense costs and other professional fees. Enforcement actions and sanctions could further harm our business, results of operations, and financial condition.

We are subject to governmental export and import controls, economic embargoes and trade sanctions that could impair our ability to expand our business to, and compete in, international markets and could subject us to liability if we are not in compliance with applicable laws.

Our products and services are subject to export and import laws and regulations, including the U.S. Export Administration Regulations, U.S. Customs regulations and various economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Controls. Exports of our products and services must be made in compliance with these laws and regulations. Obtaining the necessary authorizations, including any required license, for a particular sale may be time-consuming, is not guaranteed and may result in the delay or loss of sales opportunities. If we fail to comply with these laws and regulations, we and certain of our employees could be subject to substantial civil or criminal penalties, including the possible loss of export or import privileges, fines which may be imposed on us and responsible employees or managers, and, in extreme cases, the incarceration of responsible employees or managers.

Moreover, U.S. export control laws and economic sanctions programs generally prohibit the export of certain products and services to countries, governments and persons subject to U.S. economic embargoes and trade sanctions unless a license, approval, or other authorization is obtained from the U.S. Government. Obtaining such licenses and authorizations may be time-consuming and is not guaranteed. Any violations of such economic embargoes and trade sanctions regulations could have negative consequences, including government investigations, penalties and reputational harm.

In addition, any changes in our products or services, or changes in applicable export, import, embargo and trade sanctions regulations, may create delays in the introduction and sale of our products and services in international markets or, in some cases, prevent the export or import of our products and services to certain countries, governments, or persons altogether. Any change in export, import, embargo, or trade sanctions regulations, shift in the enforcement or scope of existing regulations, or change in the countries, governments, persons or technologies targeted by such regulations, could also result in decreased use of our products and services, or in our decreased ability to export or sell our products and services to existing or potential customers with international operations. Any decreased use of our products and services or limitation on our ability to export or sell our products and services would likely adversely affect our business.

We may be subject to liabilities on past services for taxes, surcharges and fees.

We collect and remit state or municipal sales, use, excise, utility user and ad valorem taxes, fees, or surcharges on the charges to our customers for our services or goods in only those jurisdictions where we believe we have a legal obligation to do so or for business reasons to reduce risk. In addition, we have historically substantially complied with the collection of certain California sales/use taxes and financial contributions to the California 9-1-1 system (the Emergency Telephone Users Surcharge) and federal USF. With limited exception, we believe we are generally not subject to taxes, fees, or surcharges imposed by other state and municipal jurisdictions or that such taxes, fees, or surcharges do not apply to our service. There is uncertainty as to what constitutes sufficient “in state presence” for a state to levy taxes, fees and surcharges for sales made over the internet. Therefore, taxing authorities may challenge our position and may decide to audit our business and operations with respect to sales, use, telecommunications and other taxes, which could result in increased tax liabilities for us or our customers, which could materially and adversely affect our results of operations and our relationships with our customers.

Finally, the application of other indirect taxes (such as sales and use tax, value added tax, or VAT, goods and services tax, business tax, and gross receipt tax) to e-commerce businesses, such as ours, is a complex and evolving area. In November 2007, the U.S. federal government enacted legislation extending the moratorium on states and other local authorities imposing access or discriminatory taxes on the internet through November 2014. This moratorium does not prohibit federal, state, or local authorities from collecting taxes on our income or from collecting taxes due under existing tax rules. The application of existing, new, or future laws, whether in the U.S. or internationally, could have adverse effects on our business, prospects, and results of operations. There have been, and will continue to be, substantial ongoing costs associated with complying with the various indirect tax requirements in the numerous markets in which we conduct or will conduct business.

Risks Related to Being a Public Company

We have identified a material weakness in our internal control over financial reporting as of January 31, 2013, 2014 and 2015. If we fail to develop and maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results in a timely manner, which may adversely affect investor confidence in our company.

We will be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting as of January 31, 2017. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting.

In connection with our financial statement close process for fiscal 2013, fiscal 2014 and fiscal 2015, we identified a material weakness in the design and operating effectiveness of our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, that creates a reasonable possibility a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness we identified resulted from a lack of sufficient number of qualified personnel within our accounting function who possessed an appropriate level of expertise to effectively perform the following functions:

•	identify, select and apply GAAP sufficiently to provide reasonable assurance that transactions were being appropriately recorded; and

•	assess risk and design appropriate control activities over information technology systems and financial and reporting processes necessary to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements.

We are taking numerous steps we believe will address the underlying causes of the material weakness described above, primarily through the hiring of additional accounting and finance personnel with technical accounting and financial reporting experience, development and implementation of policies, and improved processes and documented procedures. If we fail to effectively remediate deficiencies in our control environment or are unable to implement and maintain effective internal control over financial reporting to meet the demands that will be placed upon us as a public company, including the requirements of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, we may be unable to accurately report our financial results, or report them within the timeframes required by law or exchange regulations.

Even if we are able to report our financial statements accurately and in a timely manner, if we do not make all necessary improvements to address the material weakness, continued disclosure of a material weakness will be required in future filings with the SEC, which could cause our reputation to be harmed and our stock price to decline.

We have not performed an evaluation of our internal control over financial reporting, such as required by Section 404 of the Sarbanes-Oxley Act, nor have we engaged our independent registered public accounting firm to perform an audit of our internal control over financial reporting as of any balance sheet date or for any period reported in our financial statements. Had we performed such an evaluation or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, control deficiencies, including material weaknesses and significant deficiencies, in addition to those discussed above, may have been identified. In addition, we are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, and as such we will elect to avail ourselves of the exemption from the requirement that our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act until we cease to be an “emerging growth company.”

The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain executive management and qualified board members.

As a public company, we are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, the listing requirements of the stock exchange on which our common stock is traded and other applicable securities rules and regulations. Compliance with these rules and regulations may increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly, and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company.” The Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business and results of operations. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required. As a result, management’s attention may be diverted from other business concerns, which could harm our business and results of operations. Although we have already hired additional employees to comply with these requirements, we may need to hire more employees in the future or engage outside consultants, which will increase our costs and expenses.

The expenses incurred by public companies for reporting and corporate governance purposes have increased dramatically over the past several years. We expect these rules and regulations to increase our legal and financial compliance costs substantially and to make some activities more time consuming and costly. We are unable currently to estimate these costs with any degree of certainty. As a public company we also expect it will be more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

However, for as long as we remain an “emerging growth company” as defined in the JOBS Act, we will take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not “emerging growth companies,” including, but not limited to, exemption from the requirement to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We will take advantage of these reporting exemptions until we are no longer an “emerging growth company.”

We will cease to be an “emerging growth company” upon the earliest of (i) January 31, 2021, (ii) the last day of the first fiscal year in which our annual gross revenue exceeds $1.0 billion, (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities or (iv) as of the end of any fiscal year in which the market value of our common stock held by non-affiliates exceeded $700 million as of the end of the second quarter of that fiscal year.

As a result of filings required of a public company, our business and financial condition has become more visible, which we believe may result in more litigation, including by competitors and other third parties. If such claims are successful, our business and results of operations could be materially and adversely affected, even if the claims do not result in litigation or are resolved in our favor. These claims, and the time and resources necessary to resolve them, could divert the resources of our management and materially and adversely affect our business and results of operations.

Our actual operating results may differ significantly from our guidance.

From time to time, we plan to release guidance in our quarterly earnings conference calls, quarterly earnings releases, or otherwise, regarding our future performance that represents our management’s estimates as of the date of release. This guidance, which will include forward-looking statements, will be based on projections prepared by our management. These projections will not be prepared with a view toward compliance with published guidelines of the American Institute of Certified Public Accountants, and neither our registered public accountants nor any other independent expert or outside party compiles or examines the projections. Accordingly, no such person will express any opinion or any other form of assurance with respect to the projections.

Projections are based upon a number of assumptions and estimates that, while presented with numerical specificity, are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control and are based upon specific assumptions with respect to future business decisions, some of which will change. We intend to state possible outcomes as high and low ranges which are intended to provide a sensitivity analysis as variables are changed but are not intended to imply that actual results could not fall outside of the suggested ranges. The principal reason that we release guidance is to provide a basis for our management to discuss our business outlook with analysts and investors. We do not accept any responsibility for any projections or reports published by any such third parties.

Guidance is necessarily speculative in nature, and it can be expected that some or all of the assumptions underlying the guidance furnished by us will not materialize or will vary significantly from actual results. Accordingly, our guidance is only an estimate of what management believes is realizable as of the date of release. Actual results may vary from our guidance and the variations may be material. In light of the foregoing, investors are urged not to rely upon our guidance in making an investment decision regarding our common stock.

Any failure to successfully implement our operating strategy or the occurrence of any of the events or circumstances set forth in this “Risk Factors” section in this prospectus could result in the actual operating results being different from our guidance, and the differences may be adverse and material.

Risks Related to Owning Our Common Stock and This Offering

Sales of a substantial number of shares of our common stock in the public market, or the perception these sales might occur, could cause our share price to decline.

Sales of a substantial number of shares of our common stock in the public market after this offering, or the perception these sales might occur, could cause the market price of our common stock to decline and could impair our ability to raise capital through the sale of additional equity securities. After this offering, we will have              outstanding shares of our common stock, based on the number of shares outstanding as of             .

All of the shares of our common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act, except for any shares held by our “affiliates” as defined in Rule 144 under the Securities Act. The remaining              shares are currently restricted as a result of market stand-off agreements restricting their sale for 180 days after the date of this prospectus. In addition, substantially all of these shares are also subject to lock-up agreements with the underwriters. Credit Suisse Securities (USA) LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated may, in their sole discretion, permit our officers, directors, employees, and current security holders who are subject to lock-up agreements to sell shares prior to the expiration of the lock-up agreements.

Additionally, the shares of common stock subject to outstanding options under our equity incentive plans and the shares reserved for future issuance under our equity incentive plans will become eligible for sale in the public market in the future, subject to certain legal and contractual limitations.

After this offering, the holders of an aggregate of              shares of our common stock as of             , will have rights, subject to certain conditions, to require us to file registration statements covering their shares or to include their shares in registration statements we may file for ourselves or our stockholders. We also will register shares of common stock we may issue under our employee equity incentive plans. Once we register these shares, they will be able to be sold freely in the public market upon issuance, subject to existing market stand-off or lock-up agreements.

We cannot predict what effect, if any, market sales of securities held by our stockholders or the availability of these securities for future sale will have on the market price of our common stock. See “Underwriting” and “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling our securities after this offering.

We may also issue shares of our common stock or other securities from time to time as consideration for future acquisitions and investments. If any such acquisition or investment is significant, the number of shares of our common stock or the number or aggregate principal amount, as the case may be, of other securities we may issue may in turn be substantial. We may also grant registration rights covering those shares of our common stock or other securities in connection with any such acquisitions and investments.

Worldview Technology Partners and its affiliates own a significant portion of our stock and may limit your ability to influence corporate matters.

As of January 31, 2015, Worldview Technology Partners beneficially owned approximately 57.2% of our outstanding voting securities. This significant concentration of share ownership may adversely affect the trading price for our common stock because investors often perceive disadvantages in owning stock in companies with controlling stockholders. Also, Worldview Technology Partners will be able to control our management and affairs and matters requiring stockholder approval, including the election of directors and the approval of significant corporate transactions, such as mergers, consolidations or the sale of substantially all of our assets. Consequently, this concentration of ownership may have the effect of delaying or preventing a change of control, including a merger, consolidation or other business combination involving us, or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control, even if that change of control would benefit our other stockholders.

If securities analysts do not publish research or reports about our business or if they publish negative evaluations of our stock, the price of our stock could decline.

We expect that the trading price for our common stock will be affected by any research or reports that industry or financial analysts publish about us or our business. If one or more of the analysts who may elect to cover us downgrade their evaluations of our stock, the price of our stock could decline. If one or more of these analysts cease coverage of our company, our stock may lose visibility in the market, which in turn could cause its price to decline.

Our common stock could trade at prices below the initial public offering price.

There has not been a public trading market for shares of our common stock prior to this offering. An active trading market may not develop or be sustained after this offering. The initial public offering price for the shares of common stock sold in this offering will be determined by negotiations among us, the selling stockholders and representatives of the underwriters. This price may not be indicative of the price at which our common stock will trade after this offering, and our common stock could easily trade below the initial public offering price.

Our management has broad discretion in the use of the net proceeds from this offering and may not use the net proceeds effectively.

Our management will have broad discretion in the application of the net proceeds of this offering. We cannot specify with certainty the uses to which we will apply these net proceeds. The failure by our management to apply these funds effectively could adversely affect our ability to continue maintaining and expanding our business.

We have never paid cash dividends and do not anticipate paying any cash dividends on our common stock.

We do not anticipate paying any cash dividends on our common stock in the foreseeable future. If we do not pay cash dividends, you would receive a return on your investment in our common stock only if the market price of our common stock increases before you sell your shares. Furthermore, we are party to credit agreements with Silicon Valley Bank which contain negative covenants that limit our ability to pay dividends. See the section entitled “Liquidity and Capital Resources.”

Our charter documents and Delaware law could prevent a takeover that stockholders consider favorable and could also reduce the market price of our stock.

Our Amended and Restated Certificate of Incorporation and our Amended and Restated Bylaws will contain provisions that could delay or prevent a change in control of our company. These provisions could also make it more difficult for stockholders to elect directors and take other corporate actions. These provisions include:

•	providing for a classified board of directors with staggered, three year terms;

•	prohibiting cumulative voting in the election of directors;

•	providing that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum;

•	prohibiting stockholder action by written consent;

•	limiting the persons who may call special meetings of stockholders; and

•	requiring advance notification of stockholder nominations and proposals.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management. In addition, the provisions of Section 203 of the Delaware General Corporate Law govern us. These provisions may prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us for a certain period of time without the consent of our board of directors.

These and other provisions in our amended and restated certificate of incorporation and our bylaws and under Delaware law could discourage potential takeover attempts, reduce the price investors might be willing to pay in the future for shares of our common stock and result in the market price of our common stock being lower than it would be without these provisions. See the section entitled “Description of Capital Stock—Anti-Takeover Effects of Provisions of the Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws.”

The market price of our common stock is likely to be volatile and could decline following this offering, resulting in a substantial loss of your investment.

The market price of our common stock could be subject to wide fluctuations in response to, among other things, the factors described in this “Risk Factors” section or otherwise, and other factors beyond our control, such as fluctuations in the valuations of companies perceived by investors to be comparable to us.

Furthermore, the stock markets have experienced price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market fluctuations, as well as general economic, systemic, political and market conditions, such as recessions, interest rate changes or international currency fluctuations, may negatively affect the market price of our common stock.

Factors that could cause the market price of our common stock to fluctuate significantly include:

•	our operating and financial performance and prospects and the performance of other similar companies;

•	our quarterly or annual earnings or those of other companies in our industry;

•	conditions that impact demand for our services;

•	the public’s reaction to our press releases, financial guidance, and other public announcements, and filings with the Securities and Exchange Commission, or SEC;

•	changes in earnings estimates or recommendations by securities or research analysts who track our common stock;

•	market and industry perception of our success, or lack thereof, in pursuing our growth strategy;

•	strategic actions by us or our competitors, such as acquisitions or restructurings;

•	changes in government and other regulations;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	arrival and departure of key personnel;

•	the number of shares to be publicly traded after this offering;

•	sales of common stock by us, our investors or members of our management team; and

•	changes in general market, economic, and political conditions in the U.S. and global economies or financial markets, including those resulting from natural disasters, telecommunications failure, cyber-attack, civil unrest in various parts of the world, acts of war, terrorist attacks, or other catastrophic events.

In the past, many companies that have experienced volatility in the market price of their stock have become subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could harm our business.

Because the public offering price of our common stock will be substantially higher than the net tangible book value per share of our outstanding common stock following this offering, new investors will experience immediate and substantial dilution.

The public offering price of our common stock is substantially higher than the net tangible book value per share of our common stock immediately following this offering based on the total value of our tangible assets less our total liabilities. Therefore, if you purchase shares of our common stock in this offering, you will experience immediate dilution of approximately $        per share, the difference between the public offering price of $        per share and the net tangible book value per share of our common stock as of January 31, 2015, after giving effect to the issuance of shares of our common stock in this offering. See the section entitled “Dilution.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of the federal securities laws, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

•	our future financial performance, including trends in revenue, cost of revenue, operating expenses and income taxes;

•	our estimates of the size of our market opportunity and forecasts of market growth;

•	changes to our business resulting from increased competition or changes in market trends;

•	our ability to develop, launch or acquire new products and services, improve our existing products and services and increase the value of our products and services;

•	our ability to increase our revenue and our revenue growth rate;

•	our ability to anticipate demand for our products;

•	our ability to effectively manage our future growth;

•	our ability to successfully maintain our relationships with our resellers;

•	our ability to attract and retain customers, including our ability to maintain adequate customer care and manage increases in our churn rate;

•	our ability to improve local number portability provisioning and obtain direct inward dialing numbers;

•	our ability to maintain, protect and enhance our brand and intellectual property;

•	government regulation, including compliance with regulatory requirements and changes in market rules, rates and tariffs;

•	our ability to comply with the FCC’s regulations regarding E-911 services;

•	increasing regulation of our services and the imposition of federal, state and municipal sales and use taxes, fees or surcharges on our services;

•	the effects of industry trends on our results of operations;

•	server or system failures that could affect the quality or disrupt the services we provide and our ability to maintain data security;

•	our ability to borrow additional funds and access capital markets, as well as our ability to comply with the terms of our indebtedness and the possibility that we may incur additional indebtedness in the future;

•	the differences between our services, including our emergency calling service, compared to traditional phone services;

•	the sufficiency of our cash and cash equivalents and cash generated from operations to meet our working capital and capital expenditure requirements;

•	our ability to successfully enter new markets and manage our international expansion;

•	our ability to successfully identify, evaluate and consummate acquisitions; and

•	our use of the net proceeds from this offering.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors described principally in the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. As a result, we cannot assure you that the results, events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $         million, or approximately $         million if the underwriters exercise their option to purchase additional shares of our common stock in full, based upon the assumed initial public offering price of $         per share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase or decrease in the assumed initial public offering price of $         per share would increase or decrease, as applicable, the net proceeds that we receive from this offering by approximately $         million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions. Each increase or decrease of 1,000,000 shares in the number of shares offered by us would increase or decrease, as applicable, the net proceeds that we receive from this offering by approximately $         million, assuming that the assumed initial public offering price of $         per share, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions.

We will have broad discretion over the use of the net proceeds in this offering. As of the date of this prospectus, we cannot specify all of the particular uses for the net proceeds from this offering. We currently will use the net proceeds to us from this offering primarily for general corporate purposes, including working capital, sales and marketing activities, general and administrative matters, capital expenditures and further development of our solutions.

We intend to invest the net proceeds in short- and intermediate-term interest-bearing obligations, investment-grade instruments, certificates of deposit or guaranteed obligations of the U.S. government, pending their use as described above. We cannot predict whether the invested proceeds will yield a favorable return.

Approximately         of the net proceeds from this offering, based upon the assumed initial public offering price of $         per share (the midpoint of the price range set forth on the cover page of this prospectus), may be paid to the holder of a warrant exercisable for 140,575 shares of our Series Alpha convertible preferred stock, which may be exercised or settled in cash, net of the aggregate exercise price, upon the closing of this offering.

We will also use a portion of the net proceeds from this offering to repay the outstanding principal and accrued interest on our existing loans with Silicon Valley Bank. As of January 31, 2015, the outstanding aggregate balance of these loans and accrued interest was approximately $11.1 million. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Silicon Valley Bank Credit Agreements” for a description of the current interest rates and maturity dates on our outstanding loans.

In addition, we may use a portion of the net proceeds from this offering to expand our current business through acquisitions or investments in other complementary strategic businesses, products or technologies. We have no commitments with respect to any acquisitions at this time.

Some of the other principal purposes of this offering are to create a public market for our common stock and increase our visibility in the marketplace. A public market for our common stock will facilitate future access to public equity markets and enhance our ability to use our common stock as a means of attracting and retaining key employees and as consideration for acquisitions.

DIVIDEND POLICY

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any cash dividends for the foreseeable future. Any decision to declare and pay dividends in the future will be made at the discretion of our board of directors and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions including compliance with covenants under our credit facilities and other factors that our board of directors may deem relevant. In addition, under the terms of our current credit facilities, we are prohibited from paying cash dividends without the prior consent of Silicon Valley Bank.

CAPITALIZATION

The following table sets forth our capitalization as of January 31, 2015:

•	on an actual basis;

•	on a pro forma basis to give effect to (i) the automatic conversion of all outstanding shares of our convertible preferred stock into 16,707,522 shares of common stock immediately prior to the closing of this offering; (ii) the reclassification of our convertible preferred stock warrant liability associated with warrants to purchase 174,651 shares of convertible preferred stock to additional paid-in capital effective upon the closing of this offering; (iii) the net exercise warrants to purchase 68,802 shares of convertible preferred stock, and the termination of the associated preferred stock warrant liability and the reclassification of the associated preferred stock warrant liability to additional paid-in capital effective upon the closing of this offering; and (iv) the derecognition of our convertible preferred stock warrant liability related to a warrant to purchase 140,575 shares of convertible preferred stock that may be exercised or cash settled upon the closing of this offering; and

•	on a pro forma as adjusted basis after giving effect to the application of the net proceeds from the sale of shares of common stock in this offering at an assumed public offering price of $ (the midpoint of the estimated offering price range set forth on the cover page of this prospectus).

You should read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of January 31, 2015
	Actual	Pro Forma	Pro Forma, as Adjusted(1)
	(In thousands, except share and per share data)
Cash and cash equivalents	$9,133	$8,659	$

Debt	$11,960	$11,960	$
Convertible preferred stock warrant liability	1,217	—
Convertible preferred stock, $0.0001 par value: 17,416,667 shares authorized, 16,707,522 issued and outstanding, actual; no shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	33,637	—
Stockholders’ equity (deficit):
Preferred stock, $0.0001 par value: no shares authorized, issued or outstanding, actual; shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	—	—
Common stock, $0.0001 par value: 26,000,000 shares authorized, 5,030,135 shares issued and outstanding, actual; shares authorized, 21,737,657 shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted	1	2
Additional paid-in capital	5,610	39,989
Accumulated deficit	(50,756)	(50,756)

Total stockholders’ equity (deficit)	(45,145)	(10,765)

Total capitalization	$(1,669)	$(1,195)

(1)

Each $1.00 increase or decrease in the assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the amount of cash and cash equivalents, additional paid-in capital, total

stockholders’ equity (deficit) and total capitalization by approximately $         million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase or decrease of 1,000,000 shares in the number of shares offered by us would increase or decrease, as applicable, the amount of cash and cash equivalents, additional paid-in capital, total stockholders’ equity (deficit) and total capitalization by approximately $         million, assuming the assumed initial public offering price of $         per share, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The total number of shares of our common stock reflected in the discussion and table above is based upon 21,737,657 shares of our common stock outstanding on a pro forma basis as of January 31, 2015, and excludes:

•	1,004,737 unvested shares of restricted common stock subject to our repurchase right;

•	3,786,443 shares of our common stock issuable upon exercise of stock options outstanding as of January 31, 2015, having a weighted-average exercise price of $1.93 per share;

•	shares of our common stock issuable upon exercise of stock options granted after January 31, 2015, having a weighted-average exercise price of $ per share;

•	shares of common stock reserved for future grant or issuance under our 2015 Equity Incentive Plan, or 2015 Plan (which includes 266,053 shares of our common stock as of January 31, 2015 reserved for future grant under our 2005 Plan that will be added to the shares reserved for future issuance under our 2015 Plan upon effectiveness of that plan if the shares are not issued or subject to outstanding grants under the 2005 Plan at that time), which will become effective in connection with this offering and contains provisions that automatically increase its share reserve each year, as more fully described in “Executive Compensation—Equity Incentive Plans”;

•	176,005 shares of our common stock issuable upon the exercise of outstanding warrants to purchase our common stock outstanding as of January 31, 2015, having a weighted-average exercise price of $3.10 per share;

•	174,651 shares of our common stock issuable upon the exercise of outstanding warrants to purchase Series Alpha convertible preferred stock outstanding as of January 31, 2015, having an exercise price of $2.35 per share;

•	68,802 shares of our common stock issuable upon the exercise of outstanding warrants to purchase Series Alpha convertible preferred stock outstanding as of January 31, 2015, having an exercise price of $2.35 per share, which will either terminate upon the closing of this offering, or will be exercised prior thereto; and

•	140,575 shares of our common stock, on an as-converted basis, issuable upon the exercise of outstanding warrants to purchase Series Alpha convertible preferred stock outstanding as of January 31, 2015, having an exercise price of $2.35 per share, which may be exercised or settled in cash, net of the aggregate exercise price, upon the closing of this offering.

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after this offering. Our historical net tangible book value as of January 31, 2015 was $(13.9) million, or $(2.76) per share of common stock. Our net tangible book value per share represents total tangible assets less total liabilities, divided by the number of shares of common stock outstanding as of January 31, 2015. Our pro forma net tangible book value at January 31, 2015, before giving effect to this offering, was $(13.2) million, or $(0.61) per share of our common stock. Our pro forma net tangible book value before the issuance of shares in this offering gives effect to the automatic conversion of our outstanding convertible preferred stock into our common stock immediately prior to the completion of this offering and the related reclassification of the convertible preferred stock warrant liability to additional paid-in capital immediately prior to the closing of this offering.

After giving effect to our sale of             shares of our common stock in this offering at an assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of January 31, 2015 would have been $        , or $         per share. This represents an immediate increase in net tangible book value of $         per share to our existing stockholders and an immediate dilution of $         per share to new investors purchasing shares of common stock in this offering. The following table illustrates this dilution on a per share basis:

Initial public offering price per share			$
Historical net tangible book value per share as of January 31, 2015		$(2.76)
Pro forma increase in net tangible book value per share
Pro forma net tangible book value per share as of January 31, 2015
Increase in net tangible book value per share attributable to new investors purchasing shares in this offering	$
Pro forma as adjusted net tangible book value per share after giving effect to this offering

Dilution in pro forma net tangible book value per share to new investors in this offering			$

Each $1.00 increase or decrease in the assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, our pro forma as adjusted net tangible book value by approximately $         million, or approximately $         per share, and would increase or decrease, as applicable, dilution per share to new investors in this offering by $        , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase or decrease of 1,000,000 shares in the number of shares offered by us would increase or decrease, as applicable, our pro forma as adjusted net tangible book value by approximately $         million, or approximately $         per share, and would increase or decrease, as applicable, dilution per share to new investors in this offering by approximately $         per share, assuming an initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing. If the underwriters exercise their option to purchase additional shares in full, the pro forma as adjusted net tangible book value per share would be $         per share, and the dilution per share to new investors in this offering would be $         per share.

The following table summarizes the pro forma as adjusted basis described above, as of January 31, 2015, the differences between the existing stockholders and new investors with respect to the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid or to be paid to us at an assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors			%	$		%	$
Total		100.0%		$	100.0%

Each $1.00 increase or decrease in the assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the total consideration paid to us by new investors and total consideration paid to us by all stockholders by $         million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase or decrease of 1,000,000 shares in the number of shares offered by us would increase or decrease the total consideration paid to us by new investors and total consideration paid to us by all stockholders by $         million, assuming an initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The total number of shares of our common stock reflected in the discussion and table above is based upon 21,737,657 shares of our common stock outstanding on a pro forma basis as of January 31, 2015, and excludes:

•	1,004,737 unvested shares of restricted common stock subject to our repurchase rights;

•	3,786,443 shares of our common stock issuable upon exercise of stock options outstanding as of January 31, 2015, having a weighted-average exercise price of $1.93 per share;

•	shares of our common stock issuable upon exercise of stock options granted after January 31, 2015, having a weighted-average exercise price of $ per share;

•	shares of common stock reserved for future grant or issuance under our 2015 Equity Incentive Plan, or 2015 Plan (which includes 266,053 shares of our common stock as of January 31, 2015 reserved for future grant under our 2005 Plan that will be added to the shares reserved for future issuance under our 2015 Plan upon effectiveness of that plan if the shares are not issued or subject to outstanding grants under the 2005 Plan at that time), which will become effective in connection with this offering and contains provisions that automatically increase its share reserve each year, as more fully described in “Executive Compensation—Equity Incentive Plans”;

•	176,005 shares of our common stock issuable upon the exercise of outstanding warrants to purchase our common stock outstanding as of January 31, 2015, having a weighted-average exercise price of $3.10 per share;

•	174,651 shares of our common stock issuable upon the exercise of outstanding warrants to purchase Series Alpha convertible preferred stock outstanding as of January 31, 2015, having an exercise price of $2.35 per share;

•	68,802 shares of our common stock issuable upon the exercise of outstanding warrants to purchase Series Alpha convertible preferred stock outstanding as of January 31, 2015, having an exercise price of $2.35 per share, which will either terminate upon the closing of this offering, or will be exercised prior thereto; and

•	140,575 shares of our common stock, on an as-converted basis, issuable upon the exercise of an outstanding warrant to purchase Series Alpha convertible preferred stock outstanding as of January 31, 2015, having an exercise price of $2.35 per share, which may be exercised or settled in cash, net of the aggregate exercise price, upon the closing of this offering.

To the extent that any outstanding options are exercised, new options are issued under our stock-based compensation plans or we issue additional shares of common stock in the future, there will be further dilution to investors participating in this offering.

SELECTED CONSOLIDATED FINANCIAL DATA

You should read the selected consolidated financial data set forth below in conjunction with our consolidated financial statements, the notes to our consolidated financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained elsewhere in this prospectus.

We derived the selected consolidated statements of operations data for the fiscal years ended January 31, 2013, 2014 and 2015 and summary consolidated balance sheet for the fiscal years ended January 31, 2014 and 2015 from our audited consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results to be expected in any future period.

	Year Ended January 31,
	2013	2014	2015
	(In thousands, except share data)
Consolidated Statements of Operations Data:
Revenue:
Subscription and services	$24,107	$35,377	$53,828
Product and other	15,126	18,288	18,373

Total revenue	39,233	53,665	72,201

Cost of revenue:
Subscription and services	13,899	15,894	18,284
Product and other	11,590	15,573	18,440

Total cost of revenue(1)	25,489	31,467	36,724

Gross profit	13,744	22,198	35,477
Operating expenses:
Sales and marketing(1)	7,471	13,192	22,276
Research and development(1)	7,023	7,888	12,290
General and administrative(1)	2,508	2,573	6,650

Total operating expenses	17,002	23,653	41,216

Operating loss	(3,258)	(1,455)	(5,739)
Interest income (expense), net	(550)	(269)	(323)
Change in fair value of convertible preferred stock warrants	153	(250)	(795)
Other expense, net	(8)	(26)	(55)

Loss before income tax benefit	(3,663)	(2,000)	(6,912)
Income tax benefit	—	—	502

Net loss	$(3,663)	$(2,000)	$(6,410)

Net loss per share(2):
Basic and diluted	$(1.77)	$(0.59)	$(1.40)

Weighted-average common shares outstanding:
Basic and diluted	2,071,914	3,377,692	4,568,483

Pro forma net loss per share attributable to common stockholders(2):
Basic and diluted			$(0.26)

Pro forma weighted average shares outstanding:
Basic and diluted			21,519,458

Other Financial Data:
Adjusted EBITDA(3)	$(2,249)	$(471)	$(3,507)

(1)	Stock-based compensation expense is included in our results of operations as follows (in thousands):

	Year Ended January 31,
	2013	2014	2015
Total cost of revenue	$11	$7	$36
Sales and marketing	1	6	41
Research and development	50	26	169
General and administrative	111	33	180

Total	$173	$72	$426

(2)	See Note 14 of the notes to our consolidated financial statements for a description of the method used to compute basic and diluted net loss per share and pro forma basic and diluted net loss per share.
(3)	We monitor Adjusted EBITDA (a non-GAAP financial measure) to manage our business, evaluate our performance and make planning decisions. Adjusted EBITDA represents net income (loss) before net interest (income) expense, income taxes, depreciation and amortization, stock-based compensation, change in the fair value of our convertible preferred stock warrants and change in fair value of our acquisition-related contingent consideration. We believe that Adjusted EBITDA is a useful supplemental financial measure to evaluate our operating performance across periods and against other companies that may have different capital structures or different stock-based compensation policies. Our Adjusted EBITDA may not be comparable to similarly titled measures of other companies because other companies may not calculate similarly titled measures in the same manner as we do. Adjusted EBITDA has important limitations as an analytical tool, and should not be considered in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	although depreciation and amortization are non-cash charges, the physical assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;

•	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	Adjusted EBITDA does not reflect the potentially dilutive impact of stock-based compensation;

•	Adjusted EBITDA does not reflect interest associated with debt used for corporate purposes that may represent a reduction in cash available to us; and

•	other companies, including companies in our industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure.

Because of these limitations, we consider, and you should consider, Adjusted EBITDA together with our GAAP-based financial performance measures. The following table provides a reconciliation of net loss to Adjusted EBITDA for the periods indicated (in thousands):

	Year Ended January 31,
	2013	2014	2015
Reconciliation of net loss to Adjusted EBITDA:
Net loss.	$(3,663)	$(2,000)	$(6,410)
Reconciling items:
Interest expense, net	550	269	323
Depreciation and amortization	844	938	1,205
Income tax benefit	—	—	(502)
Stock-based compensation	173	72	426
Change in fair value of convertible preferred stock warrants	(153)	250	795
Change in fair value of acquisition-related contingent consideration	—	—	656

Adjusted EBITDA	$(2,249)	$(471)	$(3,507)

	January 31,
	2014	2015
	(In thousands)
Consolidated balance sheet data:
Cash and cash equivalents	$6,364	$9,133
Working capital	(6,959)	(5,863)
Total assets	17,716	31,277
Convertible preferred stock warrant liability	361	1,217
Debt obligations, current and long-term	2,415	11,960
Deferred revenue	10,356	14,383
Total liabilities	24,034	42,785
Convertible preferred stock	33,541	33,637
Stockholders’ deficit	(39,859)	(45,145)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes to those statements included elsewhere in this prospectus. In addition to historical financial information, the following discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those discussed under “Risk Factors” and elsewhere in this prospectus. The last day of our fiscal year is January 31, and we refer to our fiscal year ended January 31, 2013 as fiscal 2013, our fiscal year ended January 31, 2014 as fiscal 2014 and our fiscal year ended January 31, 2015 as fiscal 2015. All other references to years are references to calendar years.

Overview

Ooma is a leading provider of innovative communications solutions and other connected services to small business, home, and mobile users. Our unique hybrid SaaS platform, consisting of our proprietary cloud, on-premise appliances, mobile applications, and end-point devices, provides the connectivity and functionality that power our solutions. Our communications solutions deliver industry-leading HD voice quality, advanced features, and integration with mobile devices, at extremely competitive pricing and value. Our platform helps create smart workplaces and homes by providing value-added communications and other connected services and by integrating end-point devices to enable the Internet of Things. Our platform and solutions have the power to provide communications, productivity, automation, monitoring, safety, security, and networking infrastructure applications to our users.

The following is a chronology of some of our significant corporate milestones:

•	We were founded and commenced operations in late 2003 to provide innovative communications solutions and other connected services.

•	We launched our first-generation home communications solution, the Ooma Hub, in the U.S. in 2007.

•	In 2008, we began selling our products through retailers, such as Amazon.com, Best Buy and Costco.com.

•	We launched our second-generation home communications solution, the Ooma Telo, in the U.S. in 2009.

•	We expanded into Canada in 2011.

•	We acquired the Office Promoter business in 2012 for a nominal amount, which provides lead generation services to small businesses.

•	We launched Ooma Office in the U.S. in 2013 and in Canada in 2014.

•	We entered into a reseller agreement with Vivint in December 2013.

•	We acquired Talkatone, which is a mobile app that provides free domestic calling and messaging and low rates for international calling, in 2014.

•	We announced our partnership with Nest Labs, Inc., a Google company, in January 2015.

We drive the adoption of our platform by providing communications solutions to the large and growing markets for small business, home, and mobile users and then accelerate growth by offering new and innovative connected services to our user base. Our small business and home customers adopt our platform by making a one-time purchase of one of our on-premise appliances, connecting the appliance to the internet and activating services, for which they primarily pay on a monthly basis. Our communications solutions are distinguished by the combination of industry-leading HD voice quality, exceptional value, an advanced feature set enhanced by a number of end-point devices and integration with mobile devices. We have achieved high levels of customer retention and loyalty by delivering exceptional quality and customer satisfaction.

We generate our subscription and services revenue by selling subscriptions and other services for our communications solutions, as well as other connected services. We have experienced significant revenue and user growth in recent periods, growing our core users from approximately 174,000 as of January 31, 2011 to approximately 645,000 as of January 31, 2015, representing a compound annual growth rate of approximately 39%. We define core users as the number of home user accounts, office user extensions and standalone Office Promoter accounts, which means Office Promoter users who do not subscribe to any other services from us. We derive our subscription and services revenue primarily from recurring monthly and annual payments related to our services, such as Ooma Office services, Ooma Basic and Premier, international calling plans and other subscriptions. Our subscription and services revenue also includes revenue generated from payments for qualified lead generation, pre-paid minutes for international calling and directory assistance, and the display of advertisements through our Talkatone mobile app. We believe that our recurring subscription and services revenue is reliable and predictable, and provides us with visibility into our near-term results. Our subscription and services revenue has increased as a percentage of our total revenue in recent periods, from 61% for fiscal 2013 to 66% for fiscal 2014 and 75% for fiscal 2015. We expect our subscription and services revenue to continue increasing as a percentage of our total revenue for the foreseeable future as we continue to add new users, retain a high proportion of our existing user base and introduce subscriptions to new connected services.

We generate our product and other revenue from the sale of our on-premise appliances and our end-point devices, as well as from porting fees to enable customers to transfer their existing phone numbers to the Ooma service. Our product and other revenue has decreased as a percentage of our total revenue in recent periods, from 39% for fiscal 2013 to 34% for fiscal 2014 to 25% for fiscal 2015, which is a trend we expect to continue for the foreseeable future.

We believe that our integrated multi-channel sales and marketing strategy enables us to effectively grow our sales at a relatively low cost of customer acquisition. Our sales and marketing strategy utilizes multiple retail and online channels, our direct sales organization, and select reseller partners, such as Vivint. We support our retail, online and direct sales channels through a combination of television, print and online advertising that builds brand awareness amongst small business, home and mobile customers. We maintain retail channel relationships with online and traditional retailers in the U.S. and Canada, including national retailers such as Amazon.com, Best Buy, Costco.com, Future Shop and Walmart, and regional retailers such as Fry’s Electronics and PC Richard.

Our total revenue was $39.2 million, $53.7 million and $72.2 million in fiscal 2013, fiscal 2014 and fiscal 2015, respectively. We have continued to make significant investments in research and development, brand marketing and channel development, incurring net losses of $(3.7) million, $(2.0) million and $(6.4) million in fiscal 2013, fiscal 2014 and fiscal 2015, respectively. Over the past year, we have significantly increased our expenditures to support the development and expansion of our business, which has resulted in continuing losses. We plan to continue investing for future growth, including additional investment in sales and marketing and research and development, and as a result, we do not expect to be profitable in the near future. Our Adjusted EBITDA was $(2.2) million, $(0.5) million and $(3.5) million in fiscal 2013, fiscal 2014 and fiscal 2015, respectively. See footnote (3) in “Selected Consolidated Financial Data” for a description of how we define Adjusted EBITDA, why we believe that it is useful to investors and a reconciliation to our net loss.

Our Customer Economics

Our business focuses on acquiring and retaining our customers and encouraging our customers to purchase additional services. While we generally incur customer acquisition costs in advance of, or at the time of, the acquisition of a customer, we recognize subscription and services revenue ratably over the service period. As a result, a customer relationship is typically not profitable at the beginning of the service period, even though we expect it to generate value to us over the lifetime of that customer relationship.

We estimate that our payback period for each new customer is generally shorter than 18 months. We define the payback period as the amount of time it takes to earn sufficient margin from any new customer to offset our up-front customer acquisition costs.

In connection with our acquisition of new customers, we typically incur and recognize significant upfront costs, consisting primarily of sales and marketing costs. We separately recognize costs of subscription and services revenue, including our data center and communications costs, in the period in which they are incurred. When a customer purchases additional subscription-based services from us in subsequent periods, the value we realize from that customer increases because we generally do not incur significant incremental acquisition costs when we provide additional services to our existing customers.

Key Factors Affecting Our Performance

Our historical financial performance and key business metrics have been, and we expect that our financial performance and key business metrics in the future will be, primarily driven by the following factors.

•	Core user growth. Our core user growth is a key indicator of our market penetration, the growth of our business and our anticipated future subscription and services revenue. Our core users have increased from approximately 174,000 as of January 31, 2011 to approximately 645,000 as of January 31, 2015.

•	Low core user churn. We believe that maintaining our current low core user churn is an important factor in our ability to continue to improve our financial performance and is a distinguishing advantage over many of our competitors. We focus on providing high-quality services and support to our users so that they are motivated to remain with us. Our core user churn rate is higher for Ooma Office customers than Ooma Telo customers, which is driven in part by the failure rate of small businesses. Accordingly, if sales of Ooma Office increase relative to sales of Ooma Telo, we expect that our overall core user churn rate will increase.

•	Growth in additional services. We believe that there is a significant opportunity for us to increase the additional subscription services that our customers purchase from us. Customers who purchase additional subscription services from us generate more value to us over the life of our customer relationship. In order to drive adoption of additional subscription services, we will need to continually add valuable new features to our existing solutions and develop new connected services.

•	Investing in growth. We intend to continue focusing on long-term revenue growth. We believe that our market opportunity is large and we intend to continue investing in sales and marketing to grow our user base. We also expect to continue investing in research and development to enhance our platform and develop additional connected services. We also may acquire complementary technologies or additional connected services. To support our expected growth and our operation as a public company, we intend to invest in other operational and administrative functions.

Key Business Metrics

We regularly review a number of metrics, including the following key business metrics, to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions.

Core Users

We believe that the number of our core users is an indicator of our market penetration, the growth of our business and our anticipated future subscription and services revenue. We define our core users as the number of home user accounts, office user extensions and standalone Office Promoter accounts, which means Office Promoter users who do not subscribe to any other services from us. We believe that the relationship that we establish with our core users positions us to sell additional premium communications services and other new connected services to them. The increase in our core users was primarily due to the increases in our Ooma Telo customers, as well as our launch of Ooma Office.

	As of January 31,
	2013	2014	2015
Core Users	354,000	481,000	645,000

Annualized Exit Recurring Revenue

We believe that our annualized exit recurring revenue, or AERR, for our core users is an indicator of recurring subscription and services revenue for near-term future periods. We calculate our AERR as of the end of a quarter by dividing our core user subscription and services revenue for the quarter by the average of the number of core users at the beginning and end of that quarter, and annualize by multiplying by four. We then multiply that result by the number of core users at the end of the period to calculate AERR.

	As of January 31,
	2013	2014	2015
	(in millions)
Annualized Exit Recurring Revenue	$29.8	$42.3	$61.9

Annual Net Dollar Subscription Retention Rate

We believe that our annual net dollar subscription retention rate for our core users, or our annual net dollar retention rate, provides insight into our ability to retain and grow our subscription and services revenue, and is an indicator of the long-term value of our customer relationships and the stability of our revenue base. Our annual net dollar retention rate measures the percentage year-over-year change in our recurring revenue (which is defined as total subscription and service revenue, excluding Talkatone revenue) for the period per core user, which is then adjusted by factoring in the percentage of our core users we have retained during the same period. Our annual net dollar retention rate is affected by changes in average amounts that our core users pay to us, fluctuations in the number of our core users, and our core user churn rate.

We calculate our annual net dollar subscription retention rate for our core users by multiplying:

(i)	our year-over-year percentage change in annual recurring revenue per core user, which is calculated by:

•	determining the annual recurring revenue per core user by dividing annual recurring revenue for the period ended by the number of core users at the end of that particular period; and

•	calculating the year-over-year percentage change in annual recurring revenue per core user by dividing the current period recurring revenue per core user by the annual recurring revenue per core user for the same period in the prior year.

by:

(ii)	our core user annual retention rate, which is calculated by:

•	determining our core user churn, by identifying the number of paying core users who terminate service during a month, excluding infant churn, which we define as office extensions and home users who terminate service prior to the end of the second full calendar month after their activation date;

•	calculating our monthly churn rate by dividing our churn in a month by the number of core users at the beginning of that month; and

•	calculating our annual retention rate as one minus the sum of our monthly churn rates for the preceding 12-month period.

	Year Ended January 31,
	2013	2014	2015
Annual Net Dollar Subscription Retention Rate	102%	102%	102%

Adjusted EBITDA

We use Adjusted EBITDA to manage our business, evaluate our performance and make planning decisions. Adjusted EBITDA represents net income (loss) before interest (income) expense, net, income taxes, depreciation and amortization, stock-based compensation, change in the fair value of our convertible preferred stock warrants and change in fair value of our acquisition-related contingent consideration. See footnote (3) in “Selected Consolidated Financial Data” for a description of how we define Adjusted EBITDA, why we believe that it is useful to investors and a reconciliation to our net loss.

	Year Ended January 31,
	2013	2014	2015
	(In thousands)
Adjusted EBITDA	$(2,249)	$(471)	$(3,507)

Components of Results of Operations

Revenue

We generate revenue primarily through the sale of subscriptions to our communications solutions and other connected services. We also generate revenue from the sale of our on-premise appliances and end-point devices that enable our solutions, as well as from porting fees to enable our customers to transfer their existing phone numbers to the Ooma service. See “Critical Accounting Policies—Revenue Recognition” below for a more detailed discussion of our revenue recognition policy.

Subscription and services revenue. Our subscription and services revenue consists primarily of fees we bill to our customers in connection with their subscriptions to our communications solutions. Our revenue varies based upon the services and features utilized by our core users. We derive subscription and services revenue primarily from recurring monthly payments related to service plans, such as Ooma Basic and Premier, Ooma Office, international calling plans, and other subscriptions, which we refer to as service subscription plans. Subscription and services revenue also includes revenue generated from payments for qualified lead generation, prepaid international and directory assistance calling and mobile advertising from customers who have subscribed for these services, which we refer to as usage-based subscriptions. We recognize revenue under service subscription plans on a straight-line basis over their contractual service term. We recognize revenue under usage-based subscriptions based on actual usage. We also earn revenue from the display of advertisements through our Talkatone mobile application, primarily based on advertisement impressions displayed. We generally recognize revenue from mobile advertising on a net basis, because we are not the primary obligor to advertisers.

Product and other revenue. Our product and other revenue consists primarily of the sale of our on-premise appliances and end-point devices used in connection with our services and includes shipping and handling fees. We also generate other revenue from porting fees we charge our customers to enable them to transfer their existing phone numbers to Ooma Office or Telo. We recognize product and other revenue when the product has been delivered to the customer.

Cost of Revenue

Our cost of revenue consists of the cost of our subscription and services revenue and the cost of our product and other revenue.

Cost of subscription and services revenue. Our cost of subscription and services revenue primarily consists of payments we make for third-party network operations and telecommunications services, credit card processing fees, costs to maintain data centers, including co-location fees for the right to place our servers in data centers owned by third parties, depreciation of servers and equipment, along with related utilities and maintenance costs, personnel costs associated with customer care and network operations support, and allocated costs of facilities and information technology.

Cost of product and other revenue. Cost of product and other revenue is comprised primarily of the costs associated with the manufacturing of our on-premise appliances and end-point devices, as well as personnel costs for employees and contractors, costs related to porting our customers’ phone numbers to our service, shipment of on-premise appliances and end-point devices, and allocated costs of facilities and information technology.

Gross Margin

Our gross margin consists of our subscription and services gross margin and our product and other gross margin.

Subscription and services gross margin. Subscription and services gross margin, which we define as subscription and services revenue minus cost of subscription and services revenue expressed as a percentage of subscription and services revenue, can fluctuate based on a number of factors, including the costs we pay to third-party telecommunications providers, the timing of capital expenditures and related depreciation charges and changes in headcount. We expect to continue investing in our network infrastructure and customer support function to support our growth and maintain quality of service and security. We expect our subscription and services gross margin to increase over the long term as users adopt additional connected services we introduce in the future, although our subscription and services gross margin may fluctuate from period to period depending on the interplay of all of these factors.

Product and other gross margin. Product and other gross margin, which we define as product and other revenue minus cost of product and other revenue expressed as a percentage of product and other revenue, can fluctuate based on a number of factors, including the number of our on-premise appliances and end-point devices we sell during a period, as compared to the cost to produce those units and the relatively fixed personnel costs for employees and contractors incurred during the period. We sell our on-premise appliances at an attractive price point to facilitate the adoption of our platform. We therefore expect our product and other gross margin to remain negligible to slightly negative for the foreseeable future.

Our subscription and services gross margin is significantly higher than our product and other gross margin. As a result, any significant change in the mix between subscription and services revenue and product and other revenue will cause our total gross margin to change. For example, in periods where we sell significantly more on-premise appliances than we forecasted, we would expect our total gross margin to decline.

Operating Expenses

We classify our operating expenses as sales and marketing expenses, research and development expenses, and general and administrative expenses.

Sales and marketing expenses. Our sales and marketing expenses are the largest component of our operating expenses and consist primarily of personnel costs for employees and contractors directly associated with our sales and marketing activities, internet, radio and billboard advertising fees, public relations expenses, commissions we pay to resellers and other third parties, trade show expenses, travel expenses, marketing and promotional activities and allocated costs of facilities and information technology. We expect our sales and marketing expenses to continue increasing in absolute dollars for the foreseeable future as we expand our sales and marketing efforts and continue to build our brand. However, we expect our sales and marketing expenses to decrease as a percentage of our total revenue over the long term, although our sales and marketing expenses may fluctuate as a percentage of our total revenue from period to period depending on the timing of these expenses.

Research and development expenses. Our research and development efforts are focused on developing new and expanded features for our services and improvements to our platform and backend architecture. Our research and development expenses consist primarily of personnel costs for employees and contractors and allocated costs of facilities and information technology, software tools, and product certification. We expense research and development costs as incurred. We believe that continued investment in our products and services is important for our future growth, and as a result, we expect our research and development expenses to continue increasing in absolute dollars for the foreseeable future. However, we expect our research and development expenses to decrease as a percentage of our total revenue over the long term, although our research and development expenses may fluctuate as a percentage of our total revenue from period to period depending on the timing of these expenses.

General and administrative expenses. Our general and administrative expenses consist primarily of personnel costs for employees engaged in administrative activities to support the day-to-day operations of our business. Other significant components of our general and administrative expenses include professional service fees, legal fees and allocated costs of facilities and information technology. Following the completion of this offering, we expect to incur additional expenses as a result of operating as a public company, including costs to comply with the rules and regulations applicable to companies listed on a national securities exchange, costs related to compliance and reporting obligations pursuant to the rules and regulations of the SEC, and increased expenses for insurance, investor relations, and professional services. As a result, we expect our general and administrative expenses to continue increasing in absolute dollars for the foreseeable future. However, we expect our general and administrative expenses to decrease as a percentage of our total revenue over the long term, although our general and administrative expenses may fluctuate as a percentage of our total revenue from period to period depending on the timing of these expenses.

Consolidated Results of Operations

The following table sets forth selected consolidated statements of operations for each of the periods indicated:

	Year Ended January 31,
	2013	2014	2015
	(In thousands, except share data)
Consolidated statements of operations data:
Revenue:
Subscription and services	$24,107	$35,377	$53,828
Product and other	15,126	18,288	18,373

Total revenue	39,233	53,665	72,201

Cost of revenue:
Subscription and services	13,899	15,894	18,284
Product and other	11,590	15,573	18,440

Total cost of revenue	25,489	31,467	36,724

Gross profit	13,744	22,198	35,477
Operating expenses:
Sales and marketing	7,471	13,192	22,276
Research and development	7,023	7,888	12,290
General and administrative	2,508	2,573	6,650

Total operating expenses	17,002	23,653	41,216

Operating loss	(3,258)	(1,455)	(5,739)
Interest expense, net	(550)	(269)	(323)
Change in fair value of convertible preferred stock warrants	153	(250)	(795)
Other expense, net	(8)	(26)	(55)

Loss before income tax benefit	(3,663)	(2,000)	(6,912)
Income tax benefit	—	—	502

Net loss	$(3,663)	$(2,000)	$(6,410)

Net loss per share of common stock, basic and diluted:	$(1.77)	$(0.59)	$(1.40)

Weighted-average number of common shares outstanding used to compute net loss of common stock, basic and diluted:	2,071,914	3,377,692	4,568,483

The following table sets forth selected consolidated statements of operations, expressed as a percentage of total revenue, for each of the periods indicated:

	Year Ended January 31,
	2013	2014	2015
Consolidated statement of operations data:
Revenue:
Subscription and services	61%	66%	75%
Product and other	39	34	25

Total revenue	100	100	100

Cost of revenue:
Subscription and services	35	30	25
Product and other	30	29	26

Total cost of revenue	65	59	51

Gross profit	35	41	49
Operating expenses:
Sales and marketing	19	25	31
Research and development	18	14	17
General and administrative	6	5	9

Total operating expenses	43	44	57

Operating loss	(8)	(3)	(8)
Interest expense, net	(1)	(1)	—
Change in fair value of convertible preferred stock warrants	—	—	(2)
Other expense, net	—	—	—

Loss before income tax benefit	(9)	(4)	(10)
Income tax benefit	—	—	1

Net loss	(9)%	(4)%	(9)%

Comparison of Years Ended January 31, 2014 and 2015

Revenue

	Year Ended January 31,		Change
	2014	2015	$	%
	(Dollars in thousands)
Subscription and services	$35,377	$53,828	$18,451	52%
Product and other	18,288	18,373	85	—%

Total revenue	$53,665	$72,201	$18,536	35%

Our subscription and services revenue increased by $18.5 million, primarily due to growth in our subscriber base which increased from approximately 481,000 core users as of January 31, 2014 to approximately 645,000 core users as of January 31, 2015. In addition to the increase in our core users, our average annual subscription and services revenue per core user, excluding revenue from Talkatone, increased from $84.76 in fiscal 2014 to $92.08 in fiscal 2015.

Our product and other revenue increased by $0.1 million due to increased sales of our on-premise appliances, end-point devices and porting fees to enable customers to transfer their existing phone numbers. During fiscal 2015, we had a 22% increase in the number of units sold, offset by a lower average price per unit sold during the period, as compared to fiscal 2014.

Cost of Revenue and Gross Margin

	Year Ended January 31,		Change
	2014	2015	$	%
	(Dollars in thousands)
Subscription and services	$15,894	$18,284	$2,390	15%
Product and other	15,573	18,440	2,867	18%

Total cost of revenue	$31,467	$36,724	$5,257	17%

Subscription and services gross profit	$19,483	$35,544	$16,061	82%
Product and other gross profit	2,715	(67)	(2,782)	(102)%

Total gross profit	$22,198	$35,447	$13,279	60%

Subscription and services gross margin	55%	66%		11%
Product and other gross margin	15%	—%		(15)%
Total gross margin	41%	49%		8%

The increase in cost of subscription and services revenue of $2.4 million was primarily the result of an increase in personnel and consulting costs of $1.3 million as we increased headcount to support our growth, an increase in telecommunications provider and other fees of $0.6 million, and an increase in credit card processing fees of $0.3 million.

The increase of $2.9 million in the cost of product and other revenue was primarily due to a $1.4 million increase in the product cost of our on-premise appliances due to the increase in units sold, an increase in shipping costs of $0.4 million and an increase in personnel and consulting related costs by $0.3 million. In addition, the increase was due to an increase in scrap of obsolete inventory and internal usage of product by $0.3 million.

Total gross profit increased by $13.3 million in fiscal 2015 to $35.4 million from $22.2 million in fiscal 2014, primarily as a result of the increase in subscription and services revenue gross profit of $16.1 million, offset by a decline of $2.8 million in our product and other gross profit. Our total gross margin increased to 49% in fiscal 2015 as compared to 41% in fiscal 2014, primarily due to the increase in subscription and services as we offered additional higher margin services to our core users, as well as due to economies of scale.

Operating Expenses

	Year Ended January 31,		Change
	2014	2015	$	%
	(Dollars in thousands)
Sales and marketing expenses	$13,192	$22,276	$9,084	69%
Research and development expenses	7,888	12,290	4,402	56%
General and administrative expenses	2,573	6,650	4,077	158%

Total operating expense	$23,653	$41,216	$17,563	74%

The increase in sales and marketing expenses was $9.1 million, primarily due to an increase in advertising and marketing expenses of $6.9 million, as we expanded customer and partner programs and lead generation activities, an increase in personnel costs of $1.5 million as we increased sales headcount to support growth, and an increase in consulting costs of $0.4 million to supplement our sales and marketing team. The increase was also attributable to an increase in facilities-related costs of $0.1 million and increased travel costs of $0.1 million.

The $4.4 million increase in research and development expenses was primarily due to an increase in personnel related-costs of $1.7 million due to an increased headcount, an increase in consulting costs by $1.6 million, an increase in facilities-related costs of $0.5 million and an increase in stock-based compensation of $0.2 million.

General and administrative expenses increased by $4.1 million in fiscal 2015 compared to fiscal 2014,

primarily due to an increase in personnel related costs of $1.9 million due to the increase in headcount, an increase in professional services fees of $1.4 million to supplement our legal, finance and human resources organizations to support our growth, an increase in stock-based compensation of $0.2 million and an increase in the amortization of intangibles of $0.2 million due to our acquisition of Talkatone during fiscal 2015.

Other (Expense) Income, Net

	Year Ended January 31,		Change
	2014	2015	$	%
	(Dollars in thousands)
Income (expense), net	$(269)	$(323)	$(54)	N/M	*
Change in fair value of convertible preferred stock warrants	(250)	(795)	(545)	N/M	*
Other expense, net	(26)	(55)	(29)	N/M	*

Total other (expense), income net	$(545)	$(1,173)	$(628)	N/M	*

*	Not meaningful

Interest expense is comprised primarily of interest expense associated with debt outstanding during the periods. The increase of $0.1 million from fiscal 2014 to fiscal 2015 was due to additional interest expense incurred during fiscal 2015 as a result of the increase in our outstanding debt.

The change in fair value of the convertible preferred stock warrants of $0.5 million resulted from the revaluation of the outstanding convertible preferred stock warrants from period to period. We will continue to record adjustments to the fair value of these warrants until they are exercised, converted into warrants to purchase shares of common stock or expire, at which time we will no longer remeasure the fair value of these warrants at each balance sheet date. As a result, for periods prior to the completion of this offering, we expect our total interest and other expenses, net to increase. However, at the closing of this offering, we will reclassify the then-current aggregate fair value of these warrants from liabilities to additional paid-in capital and we will cease to record any related fair value adjustments.

Income Tax Benefit

	Years Ended January 31,		Change
	2014	2015	$	%
Income tax benefit	—	502	502	N/M	*

In May 2014, we acquired Talkatone, Inc., or Talkatone, a privately held voice over Internet protocol (VoIP) company that develops and markets a smart device application. We recorded a tax benefit of $0.5 million arising from the release of deferred tax valuation allowances subsequent to the acquisition of Talkatone. The release of the valuation allowances was triggered by the recognition of $0.5 million of long term net deferred tax liabilities that were primarily related to the acquired intangible assets and R&D credits recorded upon the acquisition of Talkatone.

Comparison of Years Ended January 31, 2013 and 2014

Revenue

	Year Ended January 31,		Change
	2013	2014	$	%
	(Dollars in thousands)
Subscription and services	$24,107	$35,377	$11,270	47%
Product and other	15,126	18,288	3,162	21%

Total revenue	$39,233	$53,665	$14,432	37%

Our subscription and services revenue increased by $11.3 million, primarily due to growth in our subscriber base, including following the launch of Ooma Office in the second quarter of fiscal 2014. Our core users increased from approximately 354,000 as of January 31, 2013 to approximately 481,000 as of January 31, 2014. In addition to the increase in our core users, our average annual subscription and services revenue per core user increased from $78.09 in fiscal 2013 to $84.76 in fiscal 2014.

Our product and other revenue increased by $3.2 million due to increased sales of our on-premise appliances, end-point devices and porting fees to enable customers to transfer their existing phone numbers. During fiscal 2014, we had a 33% increase in the number of units sold, offset by a lower average price per unit sold during the period, as compared to fiscal 2013.

Cost of Revenue and Gross Margin

	Year Ended January 31,		Change
	2013	2014	$	%
	(Dollars in thousands)
Subscription and services	$13,899	$15,894	$1,995	14%
Product and other	11,590	15,573	3,983	34%

Total cost of revenue	$25,489	$31,467	$5,978	23%

Subscription and services gross profit	$10,208	$19,483	$9,275	91%
Product and other gross profit	3,536	2,715	(821)	(23)%

Total gross profit	$13,744	$22,198	$8,454	62%

Subscription and services gross margin	42%	55%		13%
Product and other gross margin	23%	15%		(8)%
Total gross margin	35%	41%		6%

The increase in cost of subscription and services revenue of $2.0 million was primarily the result of an increase in telecommunications provider and other fees of $1.2 million, credit card processing fees of $0.5 million, and an increase in personnel and consulting costs of $0.3 million as we increased headcount to support our growth. The increase of $4.0 million in the cost of product and other revenue was primarily due to a $3.3 million increase in the product cost of our on-premise appliances due to the increase in units sold, as well as an increase in shipping costs of $0.2 million.

Total gross profit increased by $8.5 million in the year ended January 31, 2014 to $22.2 million from $13.7 million in the year ended January 31, 2013, primarily as a result of the increase in subscription and services revenue gross profit of $9.3 million, partially offset by a decline of $0.8 million in our product and other gross profit. Our total gross margin increased to 41% in fiscal 2014 as compared to 35% in fiscal 2013, primarily due to the increased percentage of our total revenue attributable to subscription and services, which had a gross margin of 55% during fiscal 2014, as compared to our product and other gross margin of 15%.

Operating Expenses

	Year Ended January 31,		Change
	2013	2014	$	%
	(Dollars in thousands)
Sales and marketing expenses	$7,471	$13,192	$5,721	77%
Research and development expenses	7,023	7,888	865	12%
General and administrative expenses	2,508	2,573	65	3%

Total operating expense	$17,002	$23,653	$6,651	39%

The increase in sales and marketing expenses was $5.7 million, primarily due to an increase in advertising and marketing expense of $5.2 million, as we expanded customer and partner programs and lead generation activities, as well as an increase in personnel costs of $0.4 million as we increased sales headcount to support growth, partially offset by decrease of $0.3 million in trade show and marketing development expenses.

The $0.9 million increase in research and development expenses was primarily due to a $0.7 million increase in salary and related costs due to growth in the number of employees in research and development functions. Research and development expense also increased by $0.3 million for outside consulting costs related to support for our growing organization.

General and administrative expenses increased by $65,000 in fiscal 2014 compared to fiscal 2013, primarily due to an increase in professional services fees of $136,000, to supplement our legal, finance and human resources organizations to support our growth, offset by a decrease in stock-based compensation expense of $78,000.

Other (Expense) Income, Net

	Year Ended January 31,		Change
	2013	2014	$	%
	(Dollars in thousands)
Income (expense), net	$(550)	$(269)	$281	N/M	*
Change in fair value of convertible preferred stock warrants	153	(250)	(403)	N/M	*
Other expense, net	(8)	(26)	(18)	N/M	*

Total other (expense), income net	$(405)	$(545)	$(140)	N/M	*

* Not meaningful

Interest expense in comprised primarily of interest expense associated with debt outstanding during the periods. The decrease of $0.3 million from fiscal 2013 to fiscal 2014 was due to additional interest expense incurred during fiscal 2013 as a result of the repayment of our outstanding debt and the final early termination payments due under our credit facility with MMV Finance Inc., which we replaced with a debt facility with Silicon Valley Bank in April 2012.

The change in fair value of the convertible preferred stock warrants of $0.4 million resulted from the revaluation of the outstanding convertible preferred stock warrants from period to period. We will continue to record adjustments to the fair value of these warrants until they are exercised, converted in warrants to purchase shares of common stock or expire, at which time we will no longer remeasure the fair value of these warrants at each balance sheet date. As a result, for periods prior to the completion of this offering, we expect our total interest and other expenses, net to increase. However, at the closing of this offering, we will reclassify the then-current aggregate fair value of these warrants from liabilities to additional paid-in capital and we will cease to record any related fair value adjustments.

Liquidity and Capital Resources

Since our inception, we have financed our operations primarily through cash generated from operations, private placements of our convertible preferred stock, and to a lesser extent from borrowings under credit facilities. As of January 31, 2015, we had cash and cash equivalents of $9.1 million. Our principal use of cash is to fund our operations to support our growth.

We believe that our existing cash and cash equivalents and funds available for borrowing under our credit facilities will be sufficient to meet our cash needs for at least the next 12 months. Our future capital requirements will depend on many factors, including our growth rate, our needs for increased data center capacity to support our expanding customer base, the timing and extent of our sales and marketing and research and development expenditures, and the continuing market acceptance of our solutions. In the event that we need to borrow funds or issue additional equity, we cannot assure you that any such additional financing will be available on terms acceptable to us, if at all. If we are unable to raise additional capital when we need it, it would harm our business, results of operations and financial condition.

Silicon Valley Bank Credit Agreements

In April 2012, we entered into a Loan and Security Agreement with Silicon Valley Bank, or SVB, as lender, comprised of a $4.0 million senior secured term loan facility. This original loan agreement was amended and restated in December 2012, and further amended in July 2014 and January 2015, such that the credit facility with SVB was expanded to an aggregate principal amount of $16.0 million comprised of (i) a $4.0 million senior secured term loan facility, and (ii) a $12.0 million senior secured revolving facility. The senior term facility has a floating per annum interest rate that is 2.50% above the prime rate and such interest is payable monthly. The senior revolving facility has a floating per annum interest rate that is 2.75% above the prime rate and is also payable monthly. The outstanding principal under the senior term facility is being amortized through monthly repayments and is to be repaid in full by September 2015. The senior revolving facility matures in full in July 2016. As of January 31, 2015, the outstanding principal balance under the senior term facility and the senior revolving facility was $0.9 million and $5.0 million, respectively. As of January 31, 2015, we had borrowing capacity of $7.0 million available on our senior revolving facility.

In January 2015, we entered into a Mezzanine Loan and Security Agreement, or mezzanine facility, which is comprised of (i) a $5.0 million subordinated secured term loan facility, and (ii) an additional senior secured term facility of up to an aggregate of $5.0 million to be drawn down in $1.0 million increments. The mezzanine facility currently matures in full in January 2018, but the maturity will be extended to 30 months after the final draw on the conditional term facility (if such date is after January 2018), which is not to be later than July 2018. The interest rate on advances under the mezzanine facility is 11% per annum and is to be paid monthly. As of January 31, 2015, the outstanding principal balance under the mezzanine facility was $5.0 million and we had an additional $5.0 million of borrowing capacity available for draw downs.

Our credit agreements with SVB contain customary negative covenants that limit our ability to, among other things, incur additional indebtedness, grant liens, make investments, repurchase stock, pay dividends, transfer assets and merge or consolidate. The SVB facilities are secured by substantially all of our assets, though certain intellectual property collateral may be released if an initial public offering has occurred and no event of default under the SVB credit agreements exists. The SVB credit agreements also contain affirmative covenants, including requirements to, among other things, maintain a minimum number of subscribers, maintain minimum cash balances tied to the maximum commitment amounts outstanding under the SVB credit agreements following any initial public offering, and deliver audited financial statements. We were not in compliance with one non-financial covenant as of October 2014, and such non-compliance was waived by SVB as a part of the amended agreement entered into in January 2015.

Historical Cash Flows

The following table summarizes our cash flows:

	Year Ended January 31,
	2013	2014	2015
	(In thousands)
Consolidated cash flow data:
Net cash (used in) provided by operating activities	(323)	$2,222	$(4,067)
Net cash used in investing activities	(696)	(898)	(1,858)
Net cash provided by (used in) financing activities	959	(1,264)	8,694

Net (decrease) increase in cash and cash equivalents	$(60)	$60	$2,769

Operating Activities

We have historically used cash in operating activities due to our net losses, offset by changes in our operating assets and liabilities, particularly from accounts receivable, accounts payable and accrued expenses, adjusted for non-cash expense items such as depreciation and amortization, and stock-based compensation expense.

In fiscal 2015, we used approximately $4.1 million of cash in operating activities. The cash used in operating activities primarily resulted from a net loss of $6.4 million, increased by changes in our operating assets and liabilities, including an increase in inventory of $3.2 million, and increase in accounts receivable of $2.1 million, offset by increase of $4.0 million in deferred revenue and $1.4 million in accounts payable and accrued expenses and long-term liabilities. The cash used in operating activities was reduced in part by non-cash items including $1.2 million in depreciation and amortization expense and $0.4 million in stock-based compensation expense. The increases in net loss, accounts receivable, inventory and depreciation and amortization expense reflect the additional investments necessary to support the growing requirements of our sales and marketing, research and development, data center, and customer support operations functions.

In fiscal 2014, operating activities provided $2.2 million in cash. This cash resulted primarily from a net loss of $2.0 million, offset by changes in our operating assets and liabilities, including an increase in our inventory of $1.0 million and an increase in our accounts receivable of $0.6 million, offset by an increase in our accounts payable and accrued expenses of $2.9 million and deferred revenue of $1.9 million. The cash used in operating activities was offset in part by non-cash items such as depreciation and amortization of $0.9 million and stock-based compensation of $0.1 million. The increases in net loss, accounts receivable, inventory and depreciation and amortization expense reflect the additional investments necessary to support the growing requirements of our sales and marketing, research and development, data center, and customer support operations functions.

For fiscal 2013, cash used in operating activities was approximately $0.3 million. The cash used in operating activities resulted primarily from a net loss of $3.7 million offset by changes in our operating assets and liabilities, including an increase in inventory of $1.6 million, offset by a decrease in our accounts receivable of $1.2 million and an increase in accounts payable and accrued expenses of $2.4 million and an increase in deferred revenue of $0.3 million. the cash used in operating activities was also offset in part by non-cash items such as deprecation and amortization of $0.8 million and stock-based compensation of $0.2 million.

Investing Activities

Our investing activities include acquisitions and capital expenditures for property and equipment purchases. Our capital expenditures have primarily been for general business use, including leasehold improvements as we have expanded our office space to accommodate our growth in headcount, computer equipment used internally, and expansion of our network operations centers.

In fiscal 2015, we used approximately $1.9 million of cash in investing activities, including $1.2 million for the purchase of property and equipment and $0.7 million in connection with a business acquisition.

For fiscal 2013 and fiscal 2014, we used approximately $0.7 million and $0.9 million in investing activities, primarily for the purchase of property and equipment.

Financing Activities

Cash generated by financing activities include proceeds from borrowings under our credit facilities and proceeds from our issuance of common stock following employee stock option exercises. Cash used in financing activities includes repayment of debt under our credit facility.

During fiscal 2015, we had net proceeds of $8.7 million from financing activities, primarily due to $9.9 million from borrowings under our credit facility and $0.3 million from our issuance of common stock in connection with employee stock option exercises, offset by $1.5 million in repayment of debt and capital leases, and payment of $0.1 million in deferred offering costs.

During fiscal 2014, we used approximately $1.3 million of cash in financing activities, primarily due to our repayment of outstanding debt.

During fiscal 2013, we generated approximately $1.0 million of cash from financing activities, primarily due to new borrowings of $4.0 million under a new credit facility with Silicon Valley Bank that we entered into in April 2012, offset by our repayment of $3.1 million of outstanding debt.

Contractual Obligations

Set forth below is information concerning our contractual commitments and obligations as of January 31, 2015:

	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(In thousands)
Debt obligations	$12,356	$1,724	$10,632	$—	$—
Operating lease obligations	4,177	1,490	2,687	—	—

Total	$16,533	$3,214	$13,319	$—	$—

The contractual commitment amounts in the table above are associated with enforceable and legally binding agreements. Obligations under contracts that we can cancel without a significant penalty are not included in the table above.

Off-Balance Sheet Arrangements

We do not have any relationships with unconsolidated entities or financial partnerships, including entities such as structured finance or special purpose entities that were established for the purpose of facilitating off-balance sheet arrangements.

Internal Control Over Financial Reporting

Prior to this offering, we were a private company with limited accounting personnel and other resources with which to address our internal control over financial reporting. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in connection with our financial statement close process for fiscal 2013, fiscal 2014 and fiscal 2015, we identified a material weakness in the design and operating effectiveness of our internal control over financial reporting, as defined in the standards established by the U.S. Public Company Accounting Oversight Board. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness we identified resulted from a lack of sufficient number of qualified personnel within our accounting function who possessed an appropriate level of expertise to effectively perform the following functions:

•	identify, select and apply GAAP sufficiently to provide reasonable assurance that transactions were being appropriately recorded; and

•	assess risk and design appropriate control activities over information technology systems and financial and reporting processes necessary to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements.

We have taken a number of steps to remediate this material weakness and have hired a number of individuals, including additional certified public accountants, with appropriate knowledge and capacity to fulfill our obligations to comply with the accounting and reporting requirements applicable to public companies. These key hires include a new chief financial officer, a vice president of finance, a director of accounting and a general counsel.

In addition, we also hired a number of other accounting personnel to help strengthen our finance organization. We reorganized the roles and responsibilities within our accounting and finance team.

The additional resources added to the finance function (i) allow separate preparation and review of reconciliations and other account analysis and (ii) enable us to develop a more structured close process, including enhancing our existing policies and procedures, to improve the completeness, timeliness and accuracy of our financial reporting.

While we believe our efforts will be successful, we cannot assure you that our remediation efforts will be sufficient to remediate the identified deficiencies and prevent further internal control deficiencies

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. U.S. GAAP requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, cash flows and related disclosures of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions we believe to be reasonable under the circumstances. Actual results may differ from these estimates. Our future consolidated financial statements will be affected to the extent that our actual results materially differ from these estimates. Our most critical accounting policies are summarized below. See Note 2 to our consolidated financial statements for a description of our other significant accounting policies.

Revenue Recognition

We derive revenue from two sources: (1) subscription and services revenue, which is generated from the sale of subscription plans and other services; and (2) product and other revenue. Products and services are sold directly to end-customers via our website and through distributors and retailers.

We recognize revenue when the following criteria are met:

•	Persuasive evidence of an arrangement exists.

•	Delivery has occurred.

•	Collection of the fees is reasonably assured.

•	The fee is fixed or determinable.

Subscription and Services Revenue

We generate subscription and services revenue by selling subscriptions for communications solutions, as well as other connected services. Subscription revenue is derived primarily from recurring monthly and annual payments related to service plans such as Ooma Office, Ooma Basic and Premier, international calling plans, and other subscriptions. Subscription revenue is recognized on a straight-line basis over the applicable contractual service term. Subscription and services revenue also includes revenue generated from payments for qualified lead generation, prepaid international and directory assistance, which are recognized based on actual usage. We also earn revenue from the display of advertisements through our Talkatone mobile application, primarily based on advertisement impressions displayed. We recognize revenue from mobile advertising on a net basis, because we are not the primary obligor to advertisers.

Deferred revenue primarily consists of billings or payments received in advance of meeting revenue recognition criteria. Our telephony services are sold as monthly or annual subscriptions, payable in advance. We recognize deferred telephony services revenue on a ratable basis over the term of the contract as the services are provided. For all arrangements, any revenue that has been deferred and is expected to be recognized beyond one year is classified as long-term deferred revenue in our consolidated balance sheets.

Product and Other Revenue

We generate product revenue from the sale of on-premise appliances and end-point devices, including shipping and handling fees. We generate other revenue from porting fees to enable customers to transfer their existing phone numbers. Product and other revenue for direct end-customers is billed to our customer’s credit card at the time an online order is submitted by the customer via our website and is recognized when the product has been shipped to the customer. We also generate product revenue from sales through distributors, retailers and resellers, or our channel partners, which are based on written purchase authorizations. Our distribution agreements with our channel partners typically contain clauses for price protection and rights of return, which results in prices for these transactions not being fixed or determinable, and increases the difficulty of estimating returns from our channel partners. Accordingly we record shipments to our channel partners, where the right of return exists, as deferred revenue and we defer recognition of revenue on these sales until the title transfers to the end-customer. We assess the ability to collect from our channel partners based on a number of factors, including credit worthiness and payment history of the channel partner. We record revenue net of any sales-related taxes that are billed to our customers.

Substantially all of our arrangements are multiple-element arrangements, which consist of an on-premise appliance and communication services. The arrangement may also contain a bundled end-point device and a subscription plan for communication services. Monthly communication services and end-point devices purchased after the original multi-element arrangement are optional purchases that are accounted for as separate arrangements and are not considered a deliverable in the sale of the on-premise appliance.

We have determined that each unit of accounting has stand-alone value and account for each separately. We allocate revenue to each unit of accounting based on an estimated selling price at the inception of the arrangement. The total arrangement consideration is allocated to each separate unit of accounting using the relative selling price of each unit.

We determine the estimated selling price for each deliverable using vendor-specific objective evidence, or VSOE, of selling price or third-party evidence, or TPE, of selling price, if it exists. If neither VSOE nor TPE of selling price exists for a deliverable, we use the best estimate of selling price, or BESP, of each deliverable in its allocation of arrangement consideration. Revenue allocated to each deliverable, limited to the amount not contingent on future performance, is then recognized when the basic revenue recognition criteria are met for the respective deliverable.

We determine VSOE of selling price for telephony services and end point devices based on historical standalone sales to customers. In determining VSOE of selling price, we require that a substantial majority of the selling prices for a product or service fall within a reasonably narrow pricing range of the median selling price. We do not have VSOE or TPE for our on-premise appliances and we estimate BESP by considering company-specific factors such as pricing strategies, direct product and other costs, and bundling and discounting practices.

We record reductions to revenue for estimated sales returns from end users and customer credits at the time the related revenue is recognized. Sales returns and customer credits are estimated based on historical experience, current trends and expectations regarding future experience. We monitor the accuracy of our sales reserve estimates by reviewing actual returns and credits and adjusts them for future expectations to determine the adequacy of current reserve needs. If actual future returns and credits differ from past experience, additional reserves may be required.

Inventories

Inventories, which consist of raw materials and finished goods, are stated at the lower of cost to purchase or the market value of such inventory. Cost is determined on a first-in, first-out basis.

We regularly review inventory quantities in consideration of actual loss experiences, projected future demand, and remaining shelf life to record a provision for excess and obsolete inventory when appropriate. Inventory write downs are recorded for excess and obsolete inventory. We periodically assess the recoverability of all inventory to determine whether write downs for impairment are required. We evaluate the projected future demand as compared to the remaining shelf life and other obsolescence and excess criteria in assessing the recoverability of our inventory. In determining the adequacy of reserves, we analyze the following, among other things:

•	current inventory quantity on hand;

•	product acceptance in the marketplace;

•	customer demand;

•	historical sales;

•	forecast sales;

•	product obsolescence; and

•	technological innovations.

Any inventory write downs are recorded in cost of goods sold within the consolidated statement of operations during the period in which such write-downs are determined as necessary by management.

If actual future demand or market conditions are less favorable than those projected by management, additional inventory write-downs may be required. Inventory consists of finished goods and consignment raw materials. We recorded inventory write downs of $48,000, $0.1 million and $0.3 million for fiscal 2013, fiscal 2014 and fiscal 2015, respectively.

Stock-Based Compensation

We account for stock-based compensation arrangements with employees in accordance with ASC 718, Compensation—Stock Compensation. ASC 718 requires the recognition of compensation expense, using a fair value-based method, for costs related to all stock-based payments including stock options.

Our determination of the fair value of stock options on the date of grant utilizes the Black-Scholes option-pricing model, and is impacted by the common stock price as well as changes in assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to, expected term that options will remain outstanding, expected common stock price volatility over the term of the option awards, risk-free interest rates and expected dividends.

The fair value is recognized over the period during which an optionee is required to provide services in exchange for the option award, known as the requisite service period (usually the vesting period) on a straight-line basis. Stock-based compensation expense recognized at fair value includes the impact of estimated forfeitures. We estimate future forfeitures at the date of grant and revise the estimates, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Equity instruments issued to non-employees are recorded at their fair value on the measurement date and are subject to periodic adjustments as the underlying equity instruments vest. The fair value of options granted to consultants is expensed when vested. The non-employee stock-based compensation expense was not material for all periods presented.

Estimating the fair value of equity-settled awards as of the grant date using valuation models, such as the Black-Scholes option pricing model, is affected by assumptions regarding a number of complex variables. Changes in the assumptions can materially affect the fair value and ultimately how much stock-based compensation expense is recognized. These inputs are subjective and generally require significant analysis and judgment to develop. We estimate the fair value of stock-based awards granted using the following valuation assumptions:

Year Ended January 31,
	2013	2014	2015
Expected term (in years)	3.9-6.1	5.1-6.3	5.4-6.3
Volatility	71%-75%	77%-79%	69%-81%
Risk-free interest rate	0.6%-1.4%	0.8%-2.2%	1.5%-2.0%
Expected dividend yield	—	—	—

Risk-Free Interest Rate

Risk-free interest rate represents the implied yield in effect at the time of option grant based on U.S. Treasury zero-coupon issues with remaining terms equivalent to the expected term of the option grants.

Expected Volatility

As we do not have historical volatility data for our common stock, an approximation was calculated based on the historical volatility of publicly traded comparable companies.

Expected Term

The expected term of stock options represents the weighted-average period that the stock options are expected to remain outstanding. We have opted to use the ‘‘simplified method’’ for estimating the expected term of the options, whereby the expected term equals the arithmetic average of the vesting term and the original contractual term of the option.

Dividends

We have no history of granting dividends and there currently are no anticipated dividend declarations in the foreseeable future. As such, we use an expected dividend yield of zero in the Black-Scholes option-pricing model.

Forfeitures

We have estimated pre-vesting option forfeitures at the time of grant based on our historical option forfeitures and revise, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Stock-based compensation expense is recorded only for those awards that are expected to vest.

We recorded the following stock-based compensation expense (in thousands):

	Year Ended January 31,
	2013	2014	2015
Cost of revenue	$11	$7	$36
Sales and marketing	1	6	41
Research and development	50	26	169
General and administrative	111	33	180

Total	$173	$72	$426

As of January 31, 2015, we had approximately $5.8 million of total unrecognized compensation expense, net of related forfeiture estimates, which we expect to recognize over a weighted-average period of approximately 3.2 years.

The intrinsic value of all outstanding options as of January 31, 2015 was $10.1 million based on the estimated fair value of our common stock of $4.59 per share.

Historical Option Grants

We granted stock options with the following exercise prices between November 1, 2013 and January 31, 2015:

Option Grant Dates	Number of Shares Underlying Options	Exercise Price Per Share	Estimated Fair Value of Common Stock Per Share Used to Determine Stock-Based Compensation Expense
November 8, 2013	10,500	$0.11	$0.53
December 17, 2013	317,166	$0.11	$0.53
March 5, 2014	33,500	$0.97	$1.03
April 23, 2014	87,000	$0.97	$1.75
July 30, 2014	312,500	$1.87	$2.01
October 9, 2014	138,000	$2.01	$2.01
December 23, 2014	361,050	$3.02	$3.92
January 6, 2015	1,738,160	$3.02	$4.16
January 24, 2015	10,000	$3.02	$4.47

Common Stock Valuations

Our board of directors determined the fair value of the common stock underlying our stock options. The board of directors intended the granted options to be exercisable at a price per share not less than the per share fair value of our common stock underlying those options on each grant date. In connection with the preparation of our financial statements for the fiscal years ended January 31, 2014 and 2015, we estimated the fair value of our common stock for financial reporting purposes in light of our improving financial performance. As a result, we determined that, solely for financial reporting purposes, the fair value of our common stock was higher than the fair market values determined in good faith using the most recent third-party valuations received by our board of directors for each of the option grant dates from November 8, 2013 through January 24, 2015.

In some cases, we also considered the amount of time between the valuation date and the grant date to determine whether to use the latest common stock valuation or a straight-line calculation between the two valuation dates. This determination included an evaluation of whether the subsequent valuation indicated that any significant change in valuation had occurred between the previous valuation date and the grant date.

The common stock valuations were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The assumptions we use in the valuation model are based on future expectations combined with management judgment. Our board of directors is comprised of a majority of non-employee directors who we believe have the relevant experience and expertise to determine a fair value of our common stock on each respective grant date. In the absence of a public trading market for our common stock, our board of directors, with input from management, exercised significant judgment and considered numerous objective and subjective factors to determine the common stock’s fair value as of the date of each option grant, including the following factors:

•	valuations performed by an unrelated third-party specialist;

•	the prices, rights, preferences and privileges of our preferred stock relative to the common stock;

•	our operating and financial performance;

•	current business conditions and projections;

•	the market performance of comparable publicly traded companies;

•	our history and the introduction of new products and services;

•	our stage of development;

•	the hiring of key personnel;

•	the likelihood of achieving a liquidity event for the shares of common stock underlying these stock options, such as an initial public offering or sale of the company, given prevailing market conditions;

•	any adjustment necessary to recognize a lack of marketability for our common stock; and

•	U.S. and global capital market conditions.

At each grant date the board of directors reviewed any recent events and their potential impact on the estimated fair value per share of the common stock. For grants of stock awards made on dates for which there was no valuation performed by an independent valuation specialist, our board of directors determined the fair value of our common stock on the date of grant based upon the immediately preceding valuation and other pertinent information available to it at the time of grant.

Estimates of the fair value of our common stock are set forth below as of the indicated dates:

Valuation Date	Estimate of Fair Value Per Common Share
December 31, 2012	$0.11
October 31, 2013	$0.53
March 1, 2014	$0.97
May 1, 2014	$1.87
August 1, 2014	$2.01
October 31, 2014	$3.02
January 31, 2015	$4.59

Our common stock valuation models have historically utilized a market approach, which bases the valuation of our common stock on multiples of revenue, operating income, net income and similar metrics of publicly traded companies we believe are similar to us in terms of size, product market, liquidity, financial leverage, revenue, profitability, growth and other factors. We also examine transactions in the same or similar assets at the measurement date. These transactions can include venture investments in private firms, or stock market trading prices of similar publicly traded companies.

We also allocate value to each class of stock using an Option Pricing Model, or OPM, and Probability Weighted Expected Return Method, or PWERM. The OPM treats common stock and convertible preferred stock as call options on an enterprise value, with exercise prices based on the liquidation preference of our convertible preferred stock. The common stock is modeled as a call option with a claim on the enterprise at an exercise price equal to the remaining value immediately after our convertible preferred stock is liquidated. The OPM is appropriate to use when the range of possible future outcomes is difficult to predict and thus creates highly speculative forecasts. PWERM involves a forward-looking analysis of the possible future outcomes of the enterprise. This method is particularly useful when discrete future outcomes can be predicted at a relatively high confidence level with a probability distribution. Discrete future outcomes considered under the PWERM include an initial public offering, or IPO, as well as non-IPO market based outcomes. Determining the fair value of the enterprise using the PWERM requires us to develop assumptions and estimates for both the probability of an IPO liquidity event and non-IPO outcomes, as well as the values we expect those outcomes could yield. We apply significant judgment in developing these assumptions and estimates, primarily based upon the enterprise value we determined using the market approach, our knowledge of the business and our reasonable expectations of discrete outcomes occurring.

Over time, as certainty developed regarding possible discrete events, including an IPO, we expanded the methodology we used from a market only approach to include a PWERM. We used a market approach through the valuations as of March 1, 2014, and have included PWERM since the valuations as of May 1, 2014.

In determining the estimated fair value of our common stock, our board of directors also considered the fact that our stockholders could not freely trade our common stock in the public markets. Accordingly, we applied discounts to reflect the lack of marketability of our common stock based on the expected time to liquidity. The estimated fair value of our common stock at each grant date reflected a non-marketability discount partially based on the anticipated likelihood and timing of a future liquidity event.

The key subjective factors and assumptions used in our valuations primarily consisted of: (i) the selection of the appropriate market comparable transactions, (ii) the selection of the appropriate comparable publicly traded companies, (iii) the financial forecasts utilized to determine future cash balances and necessary capital requirements, (iv) the probability and timing of the various possible liquidity events, (v) the estimated weighted-average cost of capital and (vi) the discount for lack of marketability of our common stock.

Following the closing of this offering, the fair value of our common stock will be determined based on the closing price of our common stock on the grant date.

Income Taxes

We account for income taxes in accordance with ASC Topic 740, Income Taxes, under which deferred tax liabilities and assets are recognized for the expected future tax consequences of temporary differences between financial statement carrying amounts and the tax basis of assets and liabilities and net operating loss and tax credit carryforwards. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. As of January 31, 2015, we have recorded a full valuation allowance against our deferred tax assets.

We use a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. A tax position is recognized when it is more likely than not that the tax position will be sustained upon examination, including resolution of any related appeals or litigation processes. A tax position that meets the more-likely-than-not recognition threshold is measured at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement with a taxing authority. The standard also provides guidance on derecognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure and transition.

In September 2013, the U.S. Treasury Department and the Internal Revenue Service, or IRS, issued final tangible property regulations, providing comprehensive guidance on the tax treatment of costs incurred to acquire, repair or improve tangible property. The final regulations are generally effective for taxable years beginning on or after January 1, 2014. In January 2014, the IRS issued procedural guidance pursuant to which taxpayers will be granted automatic consent to change their tax accounting methods to comply with the final regulations. There are no significant changes to our tax accounting with respect to this guidance.

Recent Accounting Pronouncements

Upon the filing of our initial registration statement, we do not intend to utilize the extended transition period provided in Securities Act Section 7(a)(2)(B) as allowed by Section 107(b)(1) of the JOBS Act for the adoption of new or revised accounting standards as applicable to emerging growth companies. As a result of the election, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

In May 2014, the FASB issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606), which supersedes the revenue recognition requirements in ASC 605, Revenue Recognition. This ASU is based on the principle that revenue is recognized to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. The ASU’s effective date will be the first quarter of fiscal year 2018 using one of two retrospective application methods. Early adoption is not permitted. We have not yet selected a transition method and are currently evaluating the impact of our pending adoption of ASU 2014-09 on our consolidated financial statements and disclosures.

In August 2014, the FASB issued ASU No. 2014-15, Disclosure of Uncertainties About an Entity’s Ability to Continue as a Going Concern. The new standard provides guidance around management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures. The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. Early adoption is permitted. The adoption of this standard is not expected to have a material impact on our consolidated financial statements.

Quantitative and Qualitative Disclosures About Market Risk

We had cash and cash equivalents of $6.4 million and $9.1 million as of January 31, 2014 and 2015, respectively. We hold our cash and cash equivalents for working capital purposes. Our cash and cash equivalents are held in cash and short-term money market funds. Due to the short-term nature of these instruments, we believe that we do not have any material exposure to changes in the fair value of our investment portfolio as a result of changes in interest rates. Declines in interest rates, however, would reduce our future interest income. During fiscal 2014 and 2015, the effect of a hypothetical 10% increase or decrease in overall interest rates would not have had a material impact on our interest income. In addition, as of January 31, 2015, we had approximately $11.1 million in short and long-term debt including accrued interest with variable interest rate components. A hypothetical 10% increase or decrease would not have had a material impact on our interest expense.

To date, all of our revenue has been denominated in U.S. and Canadian dollars. Some of our revenue is subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the Canadian dollar. Additionally, fluctuations in foreign currency exchange rates may cause us to recognize transaction gains and losses in our statements of operations. To date, foreign currency transaction realized gains and losses have not been material to our consolidated financial statements, and we have not engaged in any foreign currency hedging transactions. As our international operations grow, we will continue to reassess our approach to managing the risks relating to fluctuations in currency rates.

We do not believe that inflation and change in prices had a significant impact on our results of operations for any periods presented in our consolidated financial statements.

BUSINESS

Overview

Ooma is a leading provider of innovative communications solutions and other connected services to small business, home, and mobile users. Our unique hybrid SaaS platform, consisting of our proprietary cloud, on-premise appliances, mobile applications, and end-point devices, provides the connectivity and functionality that power our solutions. Our communications solutions deliver our industry-leading PureVoice HD voice quality, advanced features, and integration with mobile devices, at extremely competitive pricing and value. Our platform helps create smart workplaces and homes by providing value-added communications and other connected services and by integrating end-point devices to enable the Internet of Things. Our platform and solutions have the power to provide communications, productivity, automation, monitoring, safety, security, and networking infrastructure applications to our users.

We drive the adoption of our platform by providing communications solutions to the large and growing markets for small business, home, and mobile users and then accelerate growth by offering new and innovative connected services to our user base. Our small business and home customers adopt our platform by making a one-time purchase of one of our on-premise appliances, connecting the appliance to the internet, and activating subscription services, for which they primarily pay on a monthly basis. Our communications solutions are distinguished by the combination of industry-leading PureVoice HD voice quality, exceptional value, an advanced feature set enhanced by a number of end-point devices, and integration with mobile devices. We have achieved high levels of customer retention and loyalty by delivering exceptional quality and customer satisfaction.

•	Small business communications solutions. In 2014, our first full year serving small businesses, the readers of PC Magazine selected Ooma’s small business solution as the best internet phone service for small businesses in PC Magazine’s Business Choice Awards 2014. With 9.6 out of 10 respondents willing to recommend us, we received the survey’s top Net Promoter Score of 85%, which indicates high customer loyalty. Net Promoter Score is a widely used index ranging from negative 100% to positive 100% that measures the likelihood that a customer would recommend a product to a friend or colleague. Ooma’s unique platform for small business, called Ooma Office, delivers a low-cost, complete business communications solution with rich, enterprise grade functionality and mobile integration to small businesses which we believe have traditionally been underserved. Ooma Office customers pay monthly fees for the services they choose to receive. Unlike most competing solutions, Ooma Office does not require an IT specialist for installation, maintenance or upgrades, allows customers to use their existing analog phones, selected IP phones and mobile devices, and does not require expensive IP cabling on premises. Ooma Office addresses the needs of today’s small businesses by providing features typically available only to larger businesses, by enabling mobile workforce solutions, and by dramatically reducing their costs.

•	Home communications solutions. For four years in a row, the readers of the leading U.S. consumer research publication have ranked Ooma as the number one home phone service for overall satisfaction and value. Ooma Telo is a complete home communications solution with industry-leading HD voice quality and premium features, many of which are unique to Ooma. Additionally, our full-featured mobile app allows our customers to make calls, manage their accounts, and access our platform for other services while on the go. Ooma Telo customers receive free domestic calling, only paying applicable taxes and fees (which typically range from approximately $3.75 to approximately $7.00 per month, depending on the jurisdiction, excluding some of our early customers who pay no taxes or fees), and can subscribe to our premium features and services.

•

Mobile communications applications. Our mobile platform is available to customers who have purchased Ooma Office or Ooma Telo, as well as any other consumers with a Wi-Fi or cellular data connected mobile device. For mobile-only customers, we provide free domestic calling and messaging, and low rates for international calling through our Talkatone mobile app, available on both iOS and Android. Out of over one million apps available as of December 31, 2014, in each of Google Play and the Apple App Store, our Talkatone app was ranked in the top 100 and top 300, respectively. The Talkatone app utilizes the cloud portion of our platform to provide high-quality voice calling and messaging anywhere a mobile user has access to a Wi-Fi or cellular data connection. We generate revenue from our Talkatone app through mobile advertisements, which can be targeted effectively to our approximately 1.5 million monthly active users (by geography, demographics, context and use), and through the sale of credits for extended calling and other subscription-based services. The Talkatone app also provides an additional pipeline to customers to whom we can cross-sell our small business and home solutions.

Our services run on our unique platform consisting of four proprietary elements: our multi-tenant cloud service, custom on-premise appliance, mobile applications, and end-point devices. Ooma’s cloud provides a high-quality, secure, managed, and reliable connection integrating every element of our platform. Our on-premise appliances incorporate both a custom-designed, Linux-based computer and a high speed network router, with several key features, including wireless connectivity to end-point devices and custom firmware and software applications that are remotely upgradable and extensible to new services. Our mobile applications enable customers to access our product features from anywhere, and our end-point devices enable additional functionality and services. Our platform powers all aspects of our business, not only providing the infrastructure for the communications portion of our business, but also enabling a number of other current and future valuable productivity, automation, monitoring, safety, security, and networking infrastructure applications.

We currently offer our solutions in the U.S. and Canadian markets. We believe that our differentiated platform and our long-term customer relationships uniquely position us to add new connected services and exploit adjacent markets, all without significant capital investment or high customer acquisition costs to drive their adoption. We offer and are developing connected services for the following applications:

•	Productivity. We offer a small business productivity service, called “Office Promoter”, which provides lead generation services to small businesses using proprietary techniques that leverage local, mobile and social media technologies to enable small businesses to be found, to engage with new prospects, and to receive telephone calls from qualified customer leads. In the future, we expect to launch additional connected services to enhance productivity for small businesses.

•	Automation, monitoring, safety, and security. Our platform enables an ecosystem for connected services by integrating with other automation solutions. For example, we have integrated Ooma Telo with products from Nest Labs, Inc., a Google company specializing in home monitoring and control. By combining Ooma’s communications intelligence with Nest’s functions, we enable innovative and valuable features. For example, if the Nest Protect device detects smoke or carbon monoxide when the user is away from home, we provide the ability for the user, through the user’s mobile device, to connect with emergency services from the user’s home phone number and address. This allows users to immediately speak with the correct emergency services personnel, saving valuable time. We are currently developing additional connected services for small businesses and homes to enable the Internet of Things, including a home monitoring solution using proprietary sensors.

•	Networking infrastructure. Our on-premise appliances include a high-speed router that has the capacity to provide networking infrastructure solutions. In the future, we expect to launch connected services with applications for networking infrastructure for small businesses and homes.

We believe that our platform is particularly well-suited to enable the delivery of connected services because it is always on, monitored and interactive. We expect the adoption of our connected services to support the continued growth of our recurring revenue stream.

We have experienced significant revenue and user growth in recent periods, growing our “core users” from approximately 174,000 as of January 31, 2011 to approximately 645,000 as of January 31, 2015, representing a compound annual growth rate of approximately 39%. We define core users as the number of home user accounts, office user extensions, and standalone Office Promoter accounts. We believe that we have one of the lowest customer churn rates in the industry, with an average monthly core user churn rate of 0.5% for fiscal 2015.

Additionally, we had approximately 1.5 million Talkatone monthly active users as of January 31, 2015. We have a predictable revenue model with growth in recurring revenue, with total revenue of $39.2 million, $53.7 million and $72.2 million in fiscal 2013, fiscal 2014 and fiscal 2015, respectively. Subscription and services revenue, which represents the recurring portion of our total revenue, has increased as a percentage of our total revenue over the last four years, from approximately 30% in fiscal 2011 to 66% in fiscal 2014 and 75% for fiscal 2015. We have continued to make significant investments in research and development, brand marketing, and channel development, incurring net losses of $(3.7 million), $(2.0) million and $(6.4) million in fiscal 2013, fiscal 2014 and fiscal 2015, respectively. Our Adjusted EBITDA was $(2.2) million, $(0.5) million and $(3.5) million in fiscal 2013, fiscal 2014 and fiscal 2015, respectively. See footnote (3) in “Selected Consolidated Financial Data” for a description of how we define Adjusted EBITDA, why we believe that it is useful to investors, and a reconciliation to our net loss, which is our most directly comparable financial measure calculated and presented in accordance with generally accepted accounting principles, or GAAP.

Industry Background

Overall Industry Trends

Several key trends are driving changes within the small business, home and mobile communications markets. Consumers in all three markets are demanding higher quality and performance from products and services, but at a lower cost. Both business owners and home consumers can benefit from solutions that combine the power of cloud services, on-premise appliances and the flexibility of mobile solutions, for an integrated office/home and mobile communications experience with the ability to seamlessly integrate multiple end-point devices. Additionally, fundamental changes in how people live and work have led to a shift from an environment where employees worked at a single office during business hours, utilizing primarily desk phones, to a geographically dispersed environment with a remote and mobile workforce who are always online, utilizing multiple devices.

The rapid proliferation of ubiquitous connectivity, connected devices, cloud computing, big data, and the widespread availability of broadband internet, have been coupled with a steady decline in component and computing costs. The convergence of these powerful technologies at a lower cost is leading the market toward a more integrated and connected network of devices enabling a smart workplace, a smart home, remote access and automation, and a host of potential products and services. As companies and consumers embrace the Internet of Things, we believe that the market for connected services and products will expand rapidly.

The Small Business Market

The market for communications and other connected services for small businesses demonstrates a shift from traditional home telephone lines to internet-based service providers.

Based upon data obtained from the U.S. Census Bureau 2012 County Business Patterns Database (2014), we estimate that there are approximately 27.8 million small businesses with fewer than 20 employees in the U.S. In addition to these U.S. based small businesses, we estimate, based on Industry Canada’s Key Small Business Statistics report published in 2013 and on 2014 data from Industry Canada’s employment database, that there are approximately 3.7 million small businesses with fewer than 20 employees operating within Canada with similar needs and interests. According to data from the FCC’s Local Telephone Competition: Status as of December 31, 2013 report published in 2014, which we refer to as the FCC data, there were approximately 58.0 million business telephone lines in the U.S. in 2013, of which approximately 82.3% were traditional landlines and the remaining 17.7% were internet-based solutions. According to the FCC data, the number of internet-based business lines in the U.S. has grown at a compound annual growth rate of 29.5% from 2010 to 2013. According to data from the CRTC’s Communications Monitoring Report 2014: Telecommunications Sector published in 2014, which we refer to as the CRTC data, there were approximately 5.7 million business telephone lines in Canada in 2013, of which approximately 90.7% were traditional landlines and the remaining 9.3% were internet-based solutions. According to the CRTC data, the number of internet-based business lines in Canada has grown at a compound annual growth rate of 20.6% from 2010 to 2013. We believe that an even greater market opportunity in small business exists outside of North America.

Small businesses struggle to compete with larger enterprises that leverage their size to cover the high costs of communications and other connected services. While small businesses seek top-quality communications services and high-end productivity solutions, such services are seldom tailored to the unique needs and price sensitivities of small businesses, resulting in an underserved small business community.

Small businesses have traditionally had only three choices when deciding on their communications infrastructure: traditional landline solutions, PBX solutions and internet-based solutions. Each of these solutions presents their own challenges.

•	The traditional landline offers a predictable experience to its users, but comes at a high cost and is limited in functionality and the potential to add new features.

•	PBX solutions are even more expensive than traditional landlines and require experienced IT departments to install and manage, a luxury small businesses do not enjoy. Additionally, PBX solutions have a limited ability to implement new technology and features, such as mobile integration.

•	Internet-based solutions, though a better value than PBX solutions, are often still expensive, suffer from inconsistent voice quality that depends on the quality of the underlying internet connection, and may require an IT professional to install, configure, and manage.

The Home Market

The market for consumers of communications and other connected services in the home shows a shift from traditional home telephone lines to internet-based service providers.

According to the IDC report, U.S. Consumer Landline Voice Services 2014-2018 Forecast (2014), there were an estimated 71.6 million residential telephone lines in the U.S. in 2014, of which approximately 46% were traditional landlines and the remaining 54% were internet-based solutions, including bundled solutions offered through cable providers and other internet service providers. While the overall number of home telephone lines has decreased, the number of residential internet-based lines in the U.S. has grown at a compound annual growth rate of 11.7% from 2010 to 2013, according to the FCC data. According to the CRTC data, there were approximately 11.2 million residential telephones lines in Canada in 2013, of which approximately 52% are traditional landlines and the remaining 48% use internet-based solutions. We estimate that the number of residential internet-based lines in Canada has grown at a compound annual growth rate of 8.4% from 2010 to 2013. Additionally, some consumers who had previously relied entirely on mobile solutions are now re-adopting home phones due to a variety of reasons, including poor reception in the home, convenience, providing a phone to everyone in the home, 911 emergency calling and more consistent call quality.

We believe that many consumers, particularly families with children in the household, desire home telephone services, but are frustrated with current offerings due to high costs and lack of value-added functionality. These frustrations have caused a shift in the market from traditional landline services to internet-based solutions, but consumers are encountering challenges with these new solutions.

•	Cable companies bundle phone services with cable television and internet offerings, but these phone services have limited functionality and features and are provided by companies with historically low customer service ratings. Furthermore, these providers lack the incentive to innovate or expand phone services to their captive consumers.

•	Stand-alone internet phone service providers deliver services at a discount to the offerings from the cable companies, but their services often have poor quality due to their inability to effectively cope with internet bottlenecks and may offer limited features.

Consumers are adopting new technologies in the home, including new connected devices enabling the Internet of Things. Current product offerings, including many of the single-use end-point devices, are difficult to network together and do not effectively integrate communications services into a complete solution. The market has failed to provide an affordable solution that facilitates easy adoption and seamless integration of the home telephone, home connectivity, and mobile offerings, leaving consumers with sub-optimal options.

The Mobile Communications Applications Market

Due to the high cost of traditional cellular service plans, and limited functionality, consumers with mobile devices are increasingly relying on a variety of apps to provide calling, messaging, and other communications and connectivity solutions. According to a report published by Infonetics Research, now a part of IHS Inc. (NYSE: IHS), entitled VoLTE and OTT Mobile VOIP Services and Subsribers Annual Market Size and Forecast (2014), there were estimated to be approximately 2.1 billion subscribers to “over-the-top” voice solutions on mobile devices worldwide at the end of 2014, and the number of subscribers is expected to grow at a rate of 22.7% in calendar year 2015. The competition in this space is fragmented across a number of companies and consumers face limitations with many of the apps currently on the market, including:

•	Limited feature sets that may not include messaging or other services, resulting in consumers needing to utilize multiple apps; and

•	Restricted calls only to other consumers who have installed the same app on their mobile device, leading to consumer frustration and dissatisfaction.

Our Opportunity

Opportunities in the small business market. Ooma Office solves many of the frustrations that small businesses encounter with other communications services by offering affordable communications solutions with an extensive feature set tailored to small businesses. If each of the estimated 27.8 million and 3.7 million small businesses with fewer than 20 employees in the U.S. and Canada, respectively were to adopt the Ooma Office solution, and assuming that the small businesses with one or more employees in the U.S. and Canada were to adopt our Office Promoter service, for an estimated blended average total monthly fee of $40 per subscriber, we estimate that our recurring annual revenue from small businesses in these markets would be approximately $15.1 billion.

Opportunities in the home market. Our home communications solution features high-quality voice communications at a low cost, consisting of the initial cost of the on-premise appliance and then only modest applicable monthly taxes and fees. Additionally, we offer a suite of advanced features, called Ooma Premier. If the estimated 71.6 million and 11.2 million home telephone lines in the U.S. and Canada, respectively, were to adopt our solution and subscribe to Ooma Premier and international and other calling services, with an estimated average total monthly fee of $14.00, we estimate that our annual recurring revenue would be approximately $13.9 billion. Additionally, according to an IDC report entitled U.S. Residential Landline Displacement 2013-2017 Forecast (2013), there were an estimated 53.7 million mobile-only consumers in 2014. We believe that these consumers have an incentive to adopt our solutions for our advanced product features and mobile integration.

Opportunities in the mobile communications applications market. The number of users adopting our mobile communications applications is growing rapidly as we prove that we can deliver high-quality voice solutions coupled with useful features and services at low cost to the end user. For our standalone Talkatone mobile app, our proprietary ad-delivering technology results in consistent revenue from advertisers vying to access our mobile customer base. According to Infonetics Research, at the end of 2014 there were estimated to be approximately 2.1 billion mobile “over the top” voice subscribers globally. If each of those users were to download and use the Talkatone app, with estimated annual advertising and usage revenue of approximately $2.74 per user, then our estimated aggregate recurring annual revenue attributable to standalone mobile applications would be approximately $5.8 billion.

Opportunities for additional services to small business and home markets; global expansion. Our solution disrupts other communications services by introducing low-cost, top-quality and feature-rich solutions that we believe are very attractive to small business and home users. We have a tremendously loyal customer base, primarily as the result of the value and quality of services we offer. As we expand the number of customers subscribing to our office, home, or mobile communications solutions, we believe that we will be able to leverage our existing strong customer relationships and customer loyalty to increase revenue by providing an expanded set of features and services, including productivity, automation, monitoring, safety, security, and networking infrastructure applications. The opportunities for us to expand into a geographically wider customer base, including areas like the United Kingdom, other European countries and Asia, provides the potential to significantly increase our customer base and source of revenue.

Our Competitive Strengths

We believe that the following strengths position us well to capitalize on the expected growth in our target markets:

•	Unique hybrid SaaS connectivity platform. We have invested significant resources in creating and maintaining our unique hybrid SaaS connectivity platform that is scalable and extensible to new services. Significant elements of our platform are protected by four issued patents and twelve patent applications, creating a barrier to entry. We built our platform from the ground up to be powerful, secure, always-connected, and to enable us to remotely monitor and configure our products and services. Our development team continuously works to enhance our technology, develop new features, and build our leadership position in connected services. We can remotely add or update product features in real time, and support new end-point devices that we either develop ourselves or in partnership with others. Our platform was created to deliver high-quality voice communications solutions, and we believe that our platform positions us to add new connected services and exploit adjacent markets, all without significant additional capital investment or high customer acquisition costs.

•	Better product and services. Our products and services provide complete, easy-to-use solutions for voice communications, with differentiated features such as blacklisting of unwanted callers, an instant second line, 911 alerts for homes, and integration with mobile devices. Our products are easy to install, use and support, and take just minutes to activate. We provide industry-leading HD voice quality with our patent pending PureVoice HD technology, which provides excellent voice quality and reliability, even when our customers encounter poor internet performance. Our small business and home communications solutions seamlessly integrate with mobile devices, enabling our customers to use our services anywhere they have a Wi-Fi or cellular data connection. Furthermore, our Talkatone app expands our user base to mobile-only users who desire free domestic calling and messaging, and low cost international calling. We believe that our communications solutions are the first step in providing additional connected services to our users, such as our Office Promoter service, which we expect to increase the growth of our recurring revenue stream.

•	Compelling value proposition. We believe that we provide a unique combination of industry-leading quality, services and affordability that is unmatched by our competitors. Our low service cost stems from low capital and maintenance costs, a competitive vendor base, and a high level of automation in running our network. We estimate that Ooma Office provides savings of at least $4,000 over a three-year period for a small business customer with one phone number, five user extensions, and three lines, compared to a typical monthly bill of $200. Similarly, we estimate that Ooma Telo provides savings of at least $1,000 to a home customer over a three year period, compared to the costs of a traditional landline. As of January 31, 2015, we estimate that we have saved our small business and home customers an aggregate of approximately $700 million since inception.

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Top ranked customer satisfaction and strong brand loyalty. Our compelling value proposition has been validated by our customers. The readers of the leading U.S. consumer research publication have ranked Ooma as the number one home phone service for overall satisfaction and value four years in a row, and readers of PC Magazine have ranked Ooma Office as the number one internet phone service for small businesses two years in a row. We received a Net Promoter score of 85% in 2014, based on a survey of customers taken by PC Magazine. That Net Promoter score places us at the top of the customer satisfaction ratings of the five communications companies included in the PC Magazine survey. Our strong brand loyalty is evidenced by our low average monthly core user churn rate of 0.5% for fiscal 2015. We believe that our high level of customer satisfaction enables us to grow our recurring revenue stream by marketing additional connected services to a customer base that already trusts us and values the services we provide. In addition, our strong customer loyalty allows us to sell additional connected services at a low incremental cost.

•	Integrated multi-channel marketing and sales strategy. We effectively utilize an integrated marketing and sales strategy to maximize reach, increase brand awareness and grow our user base. We drive our sales through multiple retail and online channels, our direct sales organization, and select reseller partners, such as Vivint. Our retail, online and direct channels are fully integrated and complement each other, and they are supported by a combination of television, print and online advertising that builds brand awareness amongst small business, home and mobile customers. Our marketing strategy seeks to maximize the synergies between the small business and home markets. For example, advertising for the Ooma Telo product also creates awareness and drives sales of the Ooma Office product. We maintain strong retail channel relationships with leading online and traditional retailers in the U.S. and Canada, including national retailers such as Amazon.com, Costco.com, Best Buy, and Future Shop, and regional retailers like Fry’s Electronics and PC Richard. We believe that our integrated multi-channel sales strategy enables us to effectively grow our sales at a relatively low cost of customer acquisition.

•	Experienced senior management team. Our executive management team has a strong track record of success across a broad range of disciplines in high-growth companies. Our senior executives have previously held senior positions at leading technology companies, such as Apple, Cisco, Gigamon, Intuit and Lexar, with deep experience building both consumer and enterprise businesses. We believe the strength of our management team is a key ingredient to our continued success and ability to execute our strategy.

Our Growth Strategy

Our objective is to enable smarter and more affordable communications solutions and other connected services through the use of our platform. We believe that our strong reputation for high-quality communications solutions and other connected services and customer loyalty are instrumental to achieving our objective. The following are the key elements of our growth strategy:

•	Continue to expand our user base for communications solutions. Users are increasingly seeking cost-effective communications solutions with advanced features not provided by traditional communications companies. We believe that the adoption of internet-based communications services will continue to grow rapidly for the foreseeable future, and that our communications solutions provide a compelling option to those users. Accordingly, we intend to continue investing in our sales and marketing capabilities, and to execute our integrated multi-channel sales strategy to acquire new users and significantly increase our market share.

•	Sell existing users additional premium and new connected services. As customers experience the benefits of our communications solutions, we intend to focus on increasing their spending with us, by selling current customers additional premium communications services and other new connected services. As of January 31, 2015, approximately one-third of our Ooma Telo customers subscribed to our Ooma Premier package. More broadly, in fiscal 2013, fiscal 2014 and fiscal 2015 approximately 33%, 39% and 43% of our core users respectively, were premium users, which we define as a user who purchases a monthly subscription service or other optional services from us. We drive the adoption of premium subscription services through free trials and communications targeted to our user base.

•	Develop new connected services. We are continuing to introduce new connected services focused on productivity, automation, monitoring, safety, security and networking infrastructure applications. We also intend to cultivate new relationships with additional technology companies to enhance the value of our connected services. Because we are leveraging our connectivity platform and our loyal customer base, we believe that we can expand our recurring revenue stream from new connected services with relatively low incremental marketing costs.

•	Expand globally. To date, our focus has been on the U.S. and Canadian markets. We believe that there is a significant opportunity for our communications and other connected services to disrupt incumbent communications providers internationally. We intend to increase our sales capabilities internationally by expanding our direct sales force over the long-term and collaborating with strategic partners worldwide to target selected international markets and grow our international customer base. We have identified at least 40 international markets where we can launch our solutions.

•	Opportunistically pursue strategic acquisitions. In addition to organically developing and strengthening our solution, we intend to actively and selectively explore acquisition opportunities of companies and technologies to expand the functionality of our solution, provide access to new customers or markets, or both. We added our Talkatone app and Office Promoter service through acquisitions, and we will continue to look for strategic opportunities to increase our reach and range of services.

Our Products and Services

Ooma Office for Small Businesses

Ooma Office is a fully-featured multi-user communications system for small businesses, providing everything needed to manage communications in and out of the office with a suite of powerful features at an affordable price.

Unlike pure cloud-based phone services that only work with IP phones, our unique hybrid SaaS platform allows for the use of standard analog phones and fax machines as well as select IP phones and internet fax. Ooma Office analog desktop extensions work wirelessly with no wiring infrastructure. This makes setup intuitive and easy enough for the user to install and manage without assistance from an IT professional.

Ooma Office consists of an on-premise appliance and an Ooma Linx end-point device, which wirelessly connects regular desktop telephones to the user’s high-speed internet connection. The user can configure the system online, using the Ooma Office Manager web portal. Ooma Office provides features not typically available to small businesses, including a virtual receptionist, music-on-hold, ring groups, a conference bridge, internet and analog fax capability, and mobility features, such as voicemail forwarding to a designated e-mail address.

The Ooma Office Mobile HD app allows users to remotely access their business communications system to make, receive and transfer phone calls and utilize many of the other features, as if they were in the office. The app is compatible with any iOS or Android mobile device and transmits calls over a Wi-Fi or cellular data connection.

Ooma Office Mobile HD app	Ooma Office and Linx

Ooma Office customers can subscribe to the following calling plans to enhance their business:

•	Local numbers. Ooma allows businesses to select up to 20 local phone numbers to establish points of presence within a geographic area or for direct inward dialing to users of the system. Ooma offers phone numbers in all states except Alaska and the Northwest Territories of Canada.

•	Toll free numbers. Ooma toll-free numbers come with 500 minutes of inbound calling included each month. For businesses that expect a large number of toll-free calls, Ooma offers toll-free calling plans that include an additional 1,000 or 2,500 additional minutes each month at a low cost.

•	Prepaid. Ooma Office customers can save on international calling with everyday low rates from Ooma. International calls are charged against a prepaid account, which is automatically refilled as the balance runs low.

Office Promoter

Office Promoter is a service that helps businesses generate new customer leads. Office Promoter optimizes a business’s online presence, enabling potential customers to discover the business and engage with it without requiring time or expertise from the business. Office Promoter utilizes location, mobile and social technologies to generate customer leads by delivering phone calls from potential customers to a business. Ooma Office users can either sign-up for the Office Promoter service on a pay-per-lead basis, or subscribe to unlimited leads through a monthly plan. Under the pay-per-lead model, users pay a fixed price per lead that originates from a qualified phone call to the business.

Office Promoter also operates on a white-label basis for digital marketing agencies representing tens of thousands of business locations.

Ooma Telo for Home

Ooma Telo is a complete home communications solution designed to serve as the primary phone line in the home, delivering high-quality voice communications and unique and valuable features.

Users buy an Ooma Telo and plug it into a high-speed internet connection and standard home phone devices. Users have the option to transfer their existing phone number from their current provider for a one-time fee or to select a new number at no cost. We provide local phone numbers throughout the U.S. and Canada except in Alaska and the Northwest Territories of Canada. Once set up, users have access to free nationwide calling, international calling with low rates, and standard features such as voicemail, call waiting, caller ID, network address book, and 911 calling, with text alerts when 911 is dialed from the home. The base service is free, but users are required to pay applicable taxes and fees typically ranging from approximately $3.75 to $7.00 per month, depending on the jurisdiction. Based on a typical monthly phone bill of $40 for standard landline service, we estimate that users can save approximately $1,000 in three years by using an Ooma Telo.

The Ooma Telo Mobile HD app allows users to make and receive phone calls and access Ooma features and settings with any iOS or Android device over a Wi-Fi or cellular data connection. One advantage of the Ooma Telo Mobile HD app is it enables users to make international calls on their mobile devices using Ooma’s attractive international calling plan.

Ooma Telo Mobile HD app	Ooma Telo

Ooma End-Point Devices

The Ooma Telo and the Ooma Office support a line of end-point devices to expand the capabilities of the system to serve the needs of an entire household.

HD2 Handset	Linx	Safety Phone	Wireless + Bluetooth Adapter	Headset

•	The Ooma HD2 Handset is a sophisticated wireless handset with a color display that supports many enhanced Ooma features, including online contact list syncing, picture caller-ID, instant second line, voicemail screening, and musical ringtones.

•	The Ooma Linx is a remote phone jack that can be plugged into any electrical socket to allow the user to connect a phone, fax machine, alarm panel, or anything that requires a phone line to the Ooma phone service, all completely wirelessly.

•	The Ooma Safety Phone is a wireless, small form-factor, hands-free speakerphone that can be worn as a pendant. Two speed dial buttons can each be preset with up to three different numbers, including 911. The preset buttons can also be configured to trigger e-mails or SMS notification alerts when assistance is requested. The Safety Phone supports two-way voice communication and can also be used to answer phone calls.

•	Ooma Wireless + Bluetooth Adapter adds Wi-Fi and Bluetooth capability to Ooma Telo. With this adapter, users can install the Ooma Telo device anywhere in the home within range of their wireless network instead of hardwiring the device to a modem or router. Bluetooth is used to pair Bluetooth-

enabled mobile phones to the Ooma Telo so that incoming calls on the user’s mobile phone can ring on the user’s home phones.

•	The Ooma Headset is a lightweight, noise-canceling headset which leverages DECT technology to deliver excellent call quality and long battery life. The headset comes with a magnetic charging cradle, has a range of up to 500 feet outdoors, and can be worn in a variety of styles to support all day comfort. The Ooma Headset works with Ooma Telo and Ooma Office.

Ooma Premier Service for Telo

The Ooma Premier Service is a suite of over 25 advanced calling features that maximize the utility of the Ooma Telo on a monthly or annual subscription basis. The Ooma Premier Service helps our users enhance their privacy, stay connected on the go, better manage and access their voicemail, and expand calling options.

The most popular features of the Ooma Premier Service include:

•	Blacklists that block over eight hundred and fifty thousand telemarketers, robocallers, and spammers, as well as a user-configurable list of unwanted callers.

•	Instant Second Line that enables two household members to make calls simultaneously over the same phone number.

•	Nest Product Integration that provides integration of our communications solution with the Nest Protect: Smoke + Carbon Monoxide alarm and Nest Learning Thermostat, enabling a variety of features and services, including remote emergency calling from a user’s home number, event scheduling and alerts, and call forwarding based on occupancy sensors.

•	Multi-Ring that enables calls to ring simultaneously on the home phone, cell phone, and Ooma Mobile application.

•	Voicemail Monitoring that allows users to listen to and intercept calls as a voicemail message is being recorded.

•	Voicemail Forwarding that provides users the option to listen to voicemail messages from their e-mail inbox or smartphone.

•	Unlimited Free Mobile App Calling that allows users to make unlimited phone calls from their mobile devices as if they were calling from their home number.

Other Premium Services

We offer other premium subscription services to our customers, independent of the Ooma Premier Service, including the following services.

•	International calling plan. We offer an international calling plan that allows users to make unlimited calls to 61 countries around the world for a monthly or annual fee, or on a pre-paid basis. Calls can be made from the Ooma Telo, or from the Ooma Mobile HD app.

•	Voicemail transcription service. Users can have their voicemail messages converted into text and have it sent to the user via e-mail so they can read the content of the voicemail.

•	Mobile app calling plan. Users who do not subscribe to the Ooma Premier Service who frequently utilize the Ooma Mobile HD app to make calls can save money by purchasing a mobile app calling plan, providing them with 1,000 domestic calling minutes for a small monthly fee.

Talkatone App

Our Talkatone mobile app is available to anyone with an iOS or Android mobile device. Users download the app from the Apple App Store or Google Play for free. Users select a phone number that they can use to make 60 minutes of free U.S. calls per month and unlimited texts using a Wi-Fi or cellular data connection. Advertising is displayed within the Talkatone mobile app and users can purchase premium services such as ad-free usage, additional calling minutes and international calling plans.

Talkatone App Calling	Talkatone App Texting

Customer Case Studies

Ooma Office Case Studies

•	NY Studio

Founded in 2012, NY Studio LLC is a women’s and children’s apparel manufacturer. NY Studio LLC works with international clothing and accessory brands and maintains a highly trained staff of patternmakers, and production sewers. They maintained five phones lines to cover inbound and outbound calls and paid additional fees for a conference bridge and call forwarding. Five employees shared responsibility for answering all inbound calls prior to hiring a dedicated receptionist. When the receptionist was on break or out of the office, others would fill-in.

NY Studio implemented Ooma Office with its virtual receptionist to quickly direct incoming calls to the proper extension, eliminating the need for a receptionist, freeing that person to work on other more mission critical projects. By eliminating the number of conventional lines coming into the business, Ooma Office dramatically reduced NY Studio phone bills saving over $1,000 a year. NY Studio takes advantage of the Ooma Office conference bridge for only $9.99 a month, and receives features such as call forwarding that are standard with Ooma office, eliminating extra costs.

•	KITE Architects

KITE Architects has six employees, and daily responsibilities involving many out-of-office meetings at construction sites, and public meetings and hearings. Clients found it difficult to reach KITE employees at their desks, and while key personnel have mobile phones, their numbers were not widely published, which required multiple calls to reach them. Some employees work remotely and part-time, further making communication difficult. Additionally, the company faced wiring infrastructure obstacles in their new office space.

KITE has increased its responsiveness to clients with the Ooma Office virtual receptionist, which quickly directs calls to phone extensions in and out of the office. Some employees choose to have desk phone extensions simultaneously ring on their mobile phones, while other remote employees use mobile extensions to ring their home office. The voicemail to e-mail feature helps personnel access and respond to voicemail more quickly. These features allow KITE’s clients to reach employees more quickly, increasing the company’s responsiveness and productivity. Wireless desk phone extensions allow KITE greater flexibility in its new office, particularly in the conference room which lacks data or telephone wiring.

•	AGA Displays and Fixtures

AGA Displays and Fixtures located in Torrance, California, designs and manufactures innovative, eye-catching point-of-purchase displays for well-known retail and consumer brands. AGA tried three different phone solutions prior to Ooma Office, but none provided the flexibility and functionality that was required for the business.

AGA chose Ooma Office for its flexibility, easily managed features, and ability to project a more professional image to its customers. “We pride ourselves at being in the forefront of our industry, but when the first point of contact for a prospective customer is a loosely managed phone system with no flexibility, our identity can suffer. Communication is critical to the success of our operation and Ooma Office gives us peace of mind so we can focus on our products and customers,” said Daniel Graves, Chief of Operations.

Telo Customer Testimonials

•	Stan Bucher

“My wife and I just love our Ooma! There’s nothing else quite as easy to install or use. It almost took me longer to open the box than it did to install the Ooma Telo. We had other services before and the comparison isn’t even close. We’re saving over $240 a year on phone service. Keep up the good work Ooma! We recommend it to all of our friends.”

•	Dawn Melvin

“I have always hated talking cell phone to cell phone. I could never depend on a good connection, no feedback, and I was inevitably saying, “can you hear me now?” So when a local Atlanta area, but nationally syndicated talk radio host (who is a consumer advocate) stated that he had Ooma for his home telephone service, I decided to look it up. I immediately went to BestBuy, purchased the system and have been telling family and friends about it everywhere I go. Not only do I not have to carry my cell phone up and down the stairs in my home, but I have excellent reception, love the fact that I get voicemail/answering machine service which alerts my cell phone when I get a message at home, but I also have call waiting, a message waiting indicator and I don’t EVER have to pay a telephone bill ever again. The Ooma customer services person was awesome with helping answer any questions and helped me make sure I had it installed properly. A million thank yous!”

•	Timothy Winslow

“I switched a few years back and it was nice to save the money, but it was just a phone line to me until one day I needed it for something special. I had to dial 911. The 911 service is something that scared me about IP phones. I was very happy with the results. I was connected to the correct 911 operator in my area, they had my address on their screen and help was dispatched in a very timely manner. My experience with this really made me thankful that I was not left out in the cold when the phone was needed most.

Thank you for your great service. I have helped switch several people over. It’s always a pleasure to recommend your product and using the phone!”

Sales and Marketing

Our sales and marketing objective is to grow and retain our customer base, and sell them additional premium services using an integrated and multi-channel marketing approach. We continually test and refine our marketing and sales tactics to drive sales at a low customer acquisition cost.

We use television and radio advertising to build awareness and interest for our products and services, which benefits both the Ooma Office and Ooma Telo solutions. We believe that television advertising provides an opportunity to build the Ooma brand cost-effectively, educate prospects on Ooma’s unique combination of quality and value, and capture prospects’ attention. Small businesses and consumers who see our television advertising are directed to our web site and to key retail partners. Radio is used in a highly targeted manner primarily to reach small business owners and decision makers as they commute to and from their workplace.

We use online marketing including search engine marketing, search engine optimization, display advertising, and social media to attract customers as they do online research for the products and services we offer. For those prospects who do not purchase immediately, we entice them to provide their e-mail address and/or phone number by offering helpful information, relevant case studies and demonstrative webinars to assist in making their purchase decision. We continue to reach out to our prospect leads over time using e-mail and telemarketing until they purchase or the lead is retired.

We actively mobilize our customers to spread word-of-mouth marketing by sharing Ooma news and information through social media and e-mail. We also encourage our customers to write product reviews on Amazon.com and other online retailer websites. We sell additional services to our existing customer base by offering free trials and promotional offers, as well as sending e-mail communications and leaving messages on their Ooma voicemail service.

Our small business and home products are sold through both direct channels and retail, with the direct channel as our primary distribution channel for small business and the retail channel as our primary distribution channel for home customers. Our direct sales force is focused on small business sales and includes highly trained sales representatives located in the U.S. responding to inbound telephone calls and sales leads generated through marketing activity and our website. We consider our retail presence a competitive advantage and we are continuing to add retailers who share our growth objectives. Our retail distribution includes national and regional consumer electronics, big box retailers, and leading online retailers, including Amazon.com, Best Buy, Costco.com, Future Shop and others. Additionally, we have a reseller partnership with Vivint, which resells our home communications solution under the Vivint brand name. Our Ooma Office Promoter service is sold directly to Ooma Office customers and through digital marketing agencies to businesses seeking to generate leads.

Customer Support

Our primary customer support objective is to delight our customers and educate them on the features and benefits of our products to optimize the overall user experience. In addition to providing support to our customers, we employ an active customer management strategy in which we drive incremental revenue through cross-selling of products and services. Our customer support teams also manage the porting process for our customers and our customer billing and payment activities.

We maintain two customer contact centers, one operated by us in Newark, California, which primarily houses our small business support for our Ooma Office customers, and one operated by our partner Telus in Manila, Philippines, which provides our customer support primarily for our Ooma Telo customers. In order to maximize customer convenience and ease of use, we utilize a variety of communication media to serve the needs of our customers including telephone, online chat, online tutorials, and e-mail.

Our Platform

Our unique hybrid SaaS platform consists of our proprietary cloud, on-premise appliances, mobile applications, and end-point devices. They work in concert to support our advanced features, high-quality, and the ability to offer customized connected services, which are vital to driving our high level of customer satisfaction and low customer churn.

We take an integrated approach to the development of our technology. Our extensive engineering resources span both hardware and software and our business scope encompasses the entire platform, giving us the ability to drive new integrated solutions for our customers. We believe our integrated engineering and business strategy is a significant competitive advantage and makes it feasible for us to leverage our platform to deliver a broad range of productivity, automation and infrastructure connected services.

The integrated approach to our technology allows us to operate at a reduced cost and provides competitive advantages:

•	Because we designed our on-premise appliances and network elements to work in harmony, we are free to make optimizations that streamline and simplify the elements of the network.

•	Our platform enables us to automatically select, on a call-by-call basis, between over a dozen call termination providers based on call cost and quality. Likewise, our platform allows us to shift our customer base among a several origination vendors. This, combined with our rapid growth creates a favorable environment to demand low costs from our vendors without sacrificing quality.

•	The tight integration between our engineering and operations teams, combined with the functional nature of our on-premise appliances, facilitates our highly automated network operations, enabling us to efficiently scale our operations.

Cloud

Our multi-tenant cloud infrastructure provides a high-quality, secure, managed, and reliable suite of services integrating all elements of the platform. We have built a proprietary cloud in order to optimize quality of service, reliability and security, which are essential elements of our communications solutions. Our cloud simplifies the task of offering new services, and provides consistent performance and economies of scale for all of our connected services. Ooma’s key cloud capabilities include: telecommunications, custom hosted services, interconnections to third party services (cloud-to-cloud), on-premise appliance management, remote diagnostics support, and billing.

We have engineered our cloud infrastructure to enable:

•	Quality of Service through transcoding of data to/from our on-premise appliances, routing control, direct connection to internet transit providers, and strategic location of our data centers;

•	Security through AES128-encrypted media and provisioning information and layered defenses against malicious cyber-threats; and

•	Reliability through redundant data centers in San Jose, California and Ashburn, Virginia.

On-Premise Appliances

Our purpose-built on-premise appliances are both a custom-designed, Linux-based computer and a high speed network router, with several key features, including wireless connectivity to end-point devices and custom firmware and software applications that are remotely upgradable and extensible to new services.

We harness the power of our on-premise appliances, operating in conjunction with our cloud, to deliver three core technology advantages:

•	PureVoice HD technology for improved call quality. A common cause of customer churn for internet communications solutions is poor voice quality, which is primarily caused by packet loss or jitter from internet bottlenecks. Our PureVoice HD technology addresses these issues with the following elements:

—	High-speed routing with hardware-based quality of service. Ooma’s on-premise appliances include network ports for both the local area network, or LAN, and the wide area network, or WAN, with a dedicated routing engine connecting the two. The routing engine is capable of routing 100Mbits per second and prioritizes voice traffic over other traffic in the business or home.

—	Advanced voice compression technology. The high processing power of our on-premise appliances makes it possible to employ an advanced voice compression technology that reduces the bandwidth required for carrying voice traffic over the customer’s internet connection by over 70%, while providing greater error concealment than more commonly used voice compression technologies.

—	Adaptive redundancy. Our cloud dynamically detects when packets are being lost or delayed and signals our on-premise appliances to send redundant data in succeeding packets. Our cloud then reassembles the packets it receives into the proper data stream in real time. The level of redundancy is dynamically determined based upon the quality of the customer’s internet connection, which optimizes the balance of latency and quality. Ooma business, home and mobile users can maintain three times packet redundancy while consuming virtually the same bandwidth as competing systems that use less advanced voice compression technology.

—	HD Voice. Our on-premise appliances double the sampling rate and sampling precision compared to a traditional voice call to capture a truer picture of the actual sound and provide a HD audio experience to the listener.

—	Encrypted data transfer. Signaling between our on-premise appliance and our cloud is embedded in an encrypted virtual private network, or VPN, making it very difficult to illicitly monitor. Likewise, we employ secure real-time protocol, or SRTP, to encrypt the media associated with voice conversations to and from our on-premise appliances.

•	Extensibility to new services. Our on-premise appliance incorporates extra processing power, networking capability and memory capacity to accommodate future services. We have also incorporated a USB port in the appliance for directly connecting other devices.

•	Hub for the Internet of Things. Our on-premise appliance supports a wireless networking protocol to facilitate connectivity to other end-point devices and enable the Internet of Things.

Mobile Applications

We have made significant investments in developing mobile applications for the iOS and Android operating systems. As a result, nearly every connected service and feature we deploy enhances or can be enhanced through integration with our customer’s mobile device. We are in the process of integrating our PureVoice HD technology into our Ooma Mobile HD app. We plan to continue enhancing our mobile apps to incorporate features related to our partners’ services (such as Nest Labs, Inc.) and other connected services.

End-Point Devices

Ooma has developed a range of end-point devices that together create a full communications solution for our customers. We also enable several proprietary features through our end-point devices, such as picture caller ID and address book sync/dial by name using the Ooma HD2 Handset and pre-programmed sequential dialing by the Ooma Safety Phone.

Operations and Manufacturing

We deliver our services through two geographically diverse and operationally redundant data centers in San Jose, California and Ashburn, Virginia, both hosted in facilities leased from Equinix, Inc. While our service operations are fully redundant, account provisioning and billing are operated solely out of the San Jose facility.

Our network operations and carrier operations teams are responsible for designing our core routing and switching infrastructure, managing growth and maintenance (including the introduction of new services) and orchestrating vendor relationships for hosted services, IP transit and carrier services and daily operation of our cloud and other services. The design of these services, and the tools for monitoring and managing them, are developed in combination with our engineering team.

We contract with manufacturers in China to produce our on-premise appliance and end-point devices. We configure and ship to our channel partners and end users through our internal manufacturing and logistics team based in Newark, California. Our internal logistics team also manages reverse logistics for channel and warranty returns and works closely with our engineering team to develop tooling and processes that bring new products into production.

Engineering, Research, and Development

We have invested great time and resources into developing our engineering, research, and development team, resulting in a group with diverse skills, ranging from hardware and radio frequency design to embedded software, network software, telecommunications, database architecture, operations support systems, billing, security, web design and mobile app development. The team develops all aspects of our platform, including our hosted services, on-premise appliance, mobile applications, end-point devices, interconnections to third party services and tools and utilities that facilitate customer provisioning, debugging, billing and reporting. Because our engineering, research, and development team manages all aspects of our solutions, we are able to offer an integrated solution that works seamlessly between software and hardware and to respond to customer feedback to add in additional features and services that works across the entire platform.

The engineering, research and development team consists of a core set of engineers located primarily in Palo Alto, California, augmented by contract development teams in Canada, India, Ukraine, Russia and New Zealand.

Our Competition

The market for communications solutions and other connected services for small business, home, and mobile users is complex, fragmented, and defined by constant shifts in technology and customer demands. We expect competition to continue increasing in the future. We believe that the defining factors driving competition in our market include:

•	Quality and consistency of communications services;

•	Lifetime value of initial investment and ongoing cost of services;

•	Breadth of features and capabilities;

•	System reliability, availability and performance;

•	Speed and ease of activation, setup, and configuration;

•	Ownership and control of the proprietary technology;

•	Integration with multiple end-point devices and mobile solutions; and

•	Customer satisfaction and brand loyalty.

We believe that we compete favorably on the basis of the factors listed above.

We face competition from a broad range of providers of communications solutions and other connected services for small business, home, and mobile users. Some of these competitors include:

•	established communications providers, such as AT&T Inc., Comcast Corporation and Verizon Communications Inc. in the U.S., and Rogers Communications Inc. and others in Canada, that resell on-premise hardware, software and hosted solutions;

•	other communications companies such as 8x8 Inc., magicJack VocalTec Ltd., RingCentral, Inc. and Vonage Holdings Corp.;

•	companies such as Broadsoft, Inc. and Microsoft Corporation;

•	traditional on-premise, hardware business communications providers such as Avaya Inc., Cisco Systems, Inc. and ShoreTel, Inc., any of which may now or in the future also host their solutions through the cloud, and their resellers;

•	mobile communications app companies providing “over-the-top” solutions, such as LINE Corporation, Pinger, Inc., Viber Media S.à.r.l. and WhatsApp, Inc.; and

•	other large internet companies, such as Google Inc., any of which might launch its own cloud-based business communications services or acquire other cloud-based business communications companies in the future.

Intellectual Property

Our success depends, in part, on our ability to protect our proprietary technology and other intellectual property rights. We rely on a combination of patents, trade secrets, copyrights and trademarks, as well as contractual protections to establish and protect our intellectual property rights. We require our employees, consultants and other third parties to enter into confidentiality and proprietary rights agreements, we control access to our software, documentation and other proprietary information, and our software is protected by U.S. and international copyright laws. For example, we require our employees and independent contractors involved in the development of intellectual property on our behalf to enter into agreements acknowledging that all works or other intellectual property generated or conceived by them on our behalf belong to us, and assigning to us any rights, including intellectual property rights, that they may claim or otherwise have in those works or property, to the extent allowable under applicable law.

As of January 31, 2015, we had four issued patents, eleven patent applications pending for examination in the U.S., and two patent applications pending for examination in foreign jurisdictions, both of which are related to U.S. applications. Our issued patents will expire between 2028 and 2032. We cannot assure you whether any of our patent applications will result in the issuance of a patent or whether the examination process will require us to narrow our claims. Any issued patents may be contested, circumvented, found unenforceable or invalidated, and we may not be able to prevent third parties from infringing them. We are also a party to various license agreements with third parties who typically grant us the right to use certain third-party technology in conjunction with our products and services, or to integrate software into our products, including open source software and other software available on commercially reasonable terms.

Although we rely on laws respecting intellectual property rights, including patent, trade secret, copyright and trademark laws, as well as contractual protections to establish and protect our intellectual property rights, we believe the technological and creative skills of our personnel, the development of new features and functionality and frequent enhancements to our products and services are the primary methods of establishing and maintaining our technology leadership position.

Despite our efforts to protect our proprietary technology and our intellectual property rights, unauthorized parties may attempt to misappropriate our rights or to copy or obtain and use our proprietary technology to develop products and services with the same functionality as ours. Policing unauthorized use of our technology and intellectual property rights is difficult, and enforcing our intellectual property rights is expensive and uncertain.

Employees and Contractors

As of January 31, 2015, we had 103 full-time employees, all of whom were located in the U.S., including 54 in engineering and 14 in sales and marketing. None of our employees are either represented by a labor union or subject to a collective bargaining agreement. We have not experienced any work stoppages and we believe that our employee relations are good.

We also contract with third-party contractors whose employees or subcontractors’ employees perform services for us. As of January 31, 2015, we had 258 of these third-party contractors, including 54 in engineering, 14 in sales and marketing, and 184 in customer support and service. As of such date, 122 are located in the U.S. and 136 internationally.

Facilities

Our corporate headquarters are located in Palo Alto, California and consist of approximately 18,000 square feet of office space pursuant to a lease agreement that expires November 30, 2017. We lease additional office space in Palo Alto consisting of approximately 2,379 square feet pursuant to a lease agreement that expires April 30, 2017 and a multi-use industrial space consisting of 7,076 square feet pursuant to a lease agreement that expires February 28, 2018. Outside of Palo Alto, we lease warehouse and office space totaling 16,200 square feet in Newark, California, and pursuant to co-location agreements, we lease space from third-party datacenter hosting facilities in San Jose, California and Ashburn, Virginia that support our cloud infrastructure. We believe that we will be able to obtain additional space at other locations at commercially reasonable terms to support our continuing expansion.

Litigation

On April 17, 2015, plaintiff UrgenSync, LLC filed a complaint in the U.S. District Court for the Eastern District of Texas against us and other companies in the business of providing internet-based communications services, alleging infringement of U.S. Patent No. 8,295,802. The complaint sought unspecified monetary damages, costs, attorneys’ fees and other appropriate relief. We have not yet been served with the complaint, and we plan to contest the claim vigorously. Based upon our preliminary investigation, we do not believe that our products infringe any valid or enforceable claim of the aforementioned patent. There are currently no other pending material actions, claims or other proceedings against us.

In addition to the matter described above, we may, from time to time, be a party to litigation and subject to claims incident to the ordinary course of business. The outcome of litigation and claims cannot be predicted with certainty, and the resolution of these matters could materially affect our future results of operations, cash flows and financial condition.

Regulatory Matters

Overview of Regulatory Environment

Traditional telephone service historically has been subject to extensive federal and state regulation, while Internet services generally have been subject to less regulation. Because some elements of VoIP resemble the services provided by traditional telephone companies and others resemble the services provided by internet service providers, the VoIP industry has not fit easily within the existing framework of telecommunications law and until recently has developed in an environment largely free from regulation.

The Federal Communications Commission, or FCC, the U.S. Congress and various regulatory bodies in the states and in foreign countries have begun to assert regulatory authority over VoIP providers and are continuing to evaluate how VoIP will be regulated in the future.

Federal Regulation

As a provider of internet communications services, we are subject to regulation in the U.S. by the FCC. Some of these regulatory obligations include contributing to the Federal Universal Service Fund, the Telecommunications Relay Service Fund and federal programs related to number administration; providing access to E-911 services; protecting customer information; and porting phone numbers upon a valid customer request.

Our services are also subject to a number of other FCC regulations. Among others, we must comply (in whole or in part) with:

•	the Communications Assistance for Law Enforcement Act, or CALEA, which requires covered entities to assist law enforcement in undertaking electronic surveillance;

•	requirements to provide E-911 to our customers;

•	contributions to the USF, which requires that we pay a percentage of our interstate end-user telecommunications revenue to support certain federal programs;

•	payment of annual FCC regulatory fees based on our interstate and international revenue;

•	payment of Local Number Portability and North American Numbering Plan Administration fees;

•	rules pertaining to access to our services by people with disabilities and contributions to the Telecommunications Relay Services fund;

•	rules requiring reporting to the FCC of certain service outages;

•	rules requiring notice to the FCC before discontinuing service; and

•	FCC rules regarding CPNI and other proprietary information, which require, among other things, that we not use CPNI for marketing without customer approval, subject to certain exceptions, that we file annual reports regarding CPNI protections, and that we disclose breaches to law enforcement.

If we do not comply with any current or future rules or regulations that apply to our business, we could be subject to substantial fines and penalties, may have to restructure our service offerings, exit certain markets or raise the price of our services, any of which could ultimately harm our business and results of operations.

Regulatory Classification of VoIP Services

To date, the FCC has regulated certain VoIP services without concluding that these services are telecommunications services subject to the traditional common carrier regulation. In various proceedings the FCC has nonetheless imposed certain regulation obligations on interconnected VoIP and certain non-interconnected VoIP services. The FCC may continue to impose additional regulations on these services without resolving their regulatory classification. The FCC could also at any time determine that interconnected VoIP or non-interconnected VoIP services are telecommunications services and thus subject to traditional common carrier regulation. Additional regulation would impose compliance costs and could increase our risk of enforcement or other liability.

VoIP E-911 Matters

The FCC requires internet voice communications providers, such as our company, to provide E-911 service in all geographic areas covered by the traditional wire line E-911 network. Under the FCC’s rules, Internet voice communications providers must transmit the caller’s phone number and registered location information to the appropriate Public Safety Answering Point, or PSAP, for the caller’s registered location.

In Canada, the CRTC, has imposed similar requirements for fixed/non-native internet voice communications related to the provision of E-911 services in all areas of Canada where the wireline incumbent carrier offers such 911 services. In the case of nomadic internet voice communications, service providers are required to ensure that 911 calls are routed to a call center which routes these calls to the appropriate PSAP based on information provided by the caller or, if the caller is unable to provide location information, based on the last registered address of the caller. The CRTC also mandates certain customer notification requirements pursuant to which new customers are required to be notified of 911 service limitations and to consent to the same before their service with us commences and we are required to provide annual update notifications to our customers of the 911 limitations of our service.

We provide E-911 service in compliance with the CRTC and the FCC’s rules, as applicable, to substantially all of our customers’ interconnected VoIP lines. Our mobile platform also allows users to make emergency 911 calls from their mobile devices using their home phone number and address. In some circumstances, 911 calls may be routed to a national emergency call center that routes the call to the appropriate PSAP.

On August 8, 2014, the FCC adopted an Order setting text-to-911 requirements. The Order requires all CMRS providers and all interconnected text messaging application providers to be able to deliver text messages to PSAPs, by December 31, 2014, and to begin sending text messages to a given PSAP within six months of a valid request. Compliance with this mandate and any additional 911 mandates placed on text messaging providers will impose costs on our business. If we fail to comply with these obligations, we may face significant enforcement liability or other liability risks.

In connection with the regulatory requirements that we provide E-911 to all of our interconnected VoIP customers, we must obtain from each customer, prior to the initiation of or changes to service, the physical locations at which the service will first be used for each VoIP line. For services that can be utilized from more than one physical location, we must provide customers one or more methods of updating their physical location and in Canada, these customers must be able to update their location online. Because we do not validate the physical address at each location where the services may be used by our customers, and because customers may use the services in locations that differ from the registered location without providing us with the updated information, it is possible that E-911 calls may be routed to the wrong public safety answering point, or PSAP. We are also aware that certain customer registered addresses are incorrect, or may not have been updated. If E-911 calls are not routed to the correct PSAP, and if the delay results in serious injury or death, we could be sued and the damages substantial.

We could be subject to enforcement action by the FCC or the CRTC for our customer lines that do not have E-911 service. This enforcement action could result in significant monetary penalties and restrictions on our ability to offer services.

Customers may in the future attempt to hold us responsible for any loss, damage, personal injury, or death suffered as a result of delayed, misrouted or uncompleted emergency service calls. The New and Emerging Technologies 911 Improvement Act of 2008 provides that internet voice communications providers have the same protections from liability for the operation of 911 services as traditional wire-line and wireless providers. Limitations on liability for the provision of 911 services are normally governed by state law, and these limitations typically are not absolute. It is also unclear under the FCC’s rules whether the limitations on liability would apply to those customer lines for which we do not provide E-911 service. In Canada, provincial consumer protection laws may constrain our ability to limit liability to our non-business customers for any liability caused due to the 911 shortfalls inherent in internet voice communications services.

State Regulation

The FCC has preempted much regulation of internet voice communications services. However, a number of states have ruled that non-nomadic internet voice communications services may or do fall within the definition of “telecommunications services” or are otherwise within state telecommunications regulatory jurisdiction and therefore those states assert that they have authority to regulate the service. No states currently require certification for nomadic internet voice communications service providers. Nevertheless, a number of states have imposed certain traditional telecommunications requirements on such services, including assessing state USF or other surcharge requirements, E-911 support and fees and other surcharges on nomadic VoIP providers. A number of states require us to contribute to state USF and E-911, and pay other surcharges, while others are actively considering extending their public policy programs to include the services we provide. We pass USF, E-911 fees and other surcharges through to our customers, which may result in our services becoming more expensive or require that we absorb these costs. We expect that state public utility commissions will continue their attempts to apply state telecommunications regulations to internet voice communications services like ours. If the FCC determines that VoIP services are telecommunications services, the risk of state regulation will increase significantly.

International Regulation

As we expand internationally, we will be subject to laws and regulations in the countries in which we offer our services. Regulatory treatment of internet communications services outside the U.S. varies from country to country, is often unclear, and may be more onerous than imposed on our services in the U.S. In Canada, our service is regulated by the CRTC, which, among other things, imposes requirements similar to the U.S. related to the provision of E-911 services in all areas of Canada where the traditional telephone carrier offers such 911 services. Our regulatory obligations in foreign jurisdictions could have a material adverse effect on our ability to expand internationally, and on the use of our services in international locations. See the section entitled “Risk Factors” for more information.

MANAGEMENT

The following table provides information regarding our executive officers and directors as of January 31, 2015:

Name	Age	Position
Executive Officers:
Eric B. Stang	55	President, Chief Executive Officer and Chairman of the Board of Directors
Ravi Narula	45	Chief Financial Officer
James A. Gustke	53	Vice President of Marketing
Spencer D. Jackson	53	Vice President, General Counsel and Secretary

Other Key Employees:
Jamie T. Buckley	56	Vice President of Customer Service
Tobin E. Farrand	54	Vice President of Engineering and Operations
Dennis C. Peng	42	Vice President of Product Management
Timothy J. Sullivan	59	Vice President of Sales

Non-Employee Directors:
Alison Davis	53	Director(1)
Andrew H. Galligan	58	Director(1)(3)
Peter J. Goettner	51	Director(1)
Russell Mann	46	Director(2)
Sean N. Parker	35	Director
William D. Pearce	52	Director(2)(3)
James Wei	47	Director(2)(3)

(1)	Member of Audit Committee
(2)	Member of Compensation Committee
(3)	Member of Nominating and Governance Committee

Executive Officers

Eric B. Stang has served as our President and Chief Executive Officer and as a member of our board of directors since January 2009 and as Chairman of our board of directors since December 2014. He is currently Chairman of the Board of Directors of Rambus Inc., a publicly traded technology licensing company, Chairman of the Board of Directors of Avalanche Technology, Inc., a privately held memory technology and enterprise solid-state storage developer, and a member of the Board of Directors of InvenSense Inc., a publicly traded motion sensing hardware and motion processing technology company. Mr. Stang was previously a director of Solta Medical, Inc., a publicly traded medical aesthetics company, from 2008 to 2014. From 2006 to 2008, Mr. Stang was President and Chief Executive Officer and a member of the board of directors of Reliant Technologies, a privately held developer of medical technologies for aesthetic applications. From 2001 to 2006, he was President and Chief Executive Officer of Lexar Media, Inc., a solid-state memory products company and currently a subsidiary of Micron Technology. Mr. Stang also served as Chairman of the Board of Directors of Lexar Media from 2004 to 2006. Mr. Stang holds an A.B. in Economics from Stanford University and an M.B.A from Harvard Business School.

Our board of directors believes that Mr. Stang is qualified to serve as a director because of his operational and historical expertise gained from serving as our President and Chief Executive Officer, his extensive public and private company board experience, and his experience as an executive in the technology industry. Our board of directors also believes that he brings continuity to the board of directors.

Ravi Narula has been our Chief Financial Officer since December 2014. Prior to joining us, he was the Chief Accounting Officer of Gigamon Inc., a network traffic management software provider company from April 2013 to November 2014, and he was Gigamon’s Vice President and Corporate Controller from April 2012 to November 2014, and served as Interim Chief Financial Officer from May 2014 to July 2014. Prior to joining Gigamon, Mr. Narula served in various finance roles at BigBand Networks, Inc., a digital video networking company, from July 2005 to January 2012, including serving as its Chief Financial Officer from May 2010 to January 2012. Prior to joining BigBand, Mr. Narula served as the Director of Financial Governance at Borland Software Corporation, a software company and he was a Sr. Manager at Deloitte & Touche, an international accounting firm. Mr. Narula holds a Bachelor of Commerce degree from the University of Garhwal, India and is a licensed CPA in the state of California and in Canada.

James A. Gustke has served as our Vice President of Marketing since August 2010. Prior to joining us, he was an independent consultant from 2009 to 2010. From 2006 to 2008, Mr. Gustke served as Vice President of Marketing for Intuit Inc., a financial software company and from 2001 to 2006; Mr. Gustke worked at Lexar Media, where he was responsible for business unit management, global branding and product marketing. He also served as the founding Vice President of Marketing for Ofoto, an online photography service, which was acquired by Eastman Kodak in 2001. He joined America Online in 1996 as the marketing leader for GNN, the company’s first internet service provider, and was previously a marketing manager at Polaroid. Mr. Gustke holds a B.S. in Business from Arizona State University.

Spencer D. Jackson has served as our Vice President and General Counsel since December 2013. He has also served as our Secretary since January 2014 and as Chief Executive Officer of Talkatone, LLC since May 2014. From March 2005 to December 2013, he was a corporate and intellectual property transactions attorney at Orrick, Herrington & Sutcliffe LLP, an international law firm, and also worked as an attorney for Intel Capital, the venture-investing arm of Intel Corporation, during 2010 while on a secondment from Orrick. Mr. Jackson holds a B.A. in Geophysics from the University of California, Berkeley, an M.S. in Geophysics from Stanford University, and a J.D. from the University of California, Berkeley School of Law. Mr. Jackson is admitted to practice law in the State of California and before the U.S. Patent and Trademark Office as a registered patent attorney.

Other Key Employees

Jamie T. Buckley has served as our Vice President of Customer Service since September 2010. From March 2007 to September 2010, Mr. Buckley was Vice President of Sales and Service at Nexxo Financial Corporation, a privately held financial services technology company. From June 2004 to May 2006, Mr. Buckley led the telesales division for Apple’s Online Store, including the iPod and AppleCare product lines. Prior to Apple, he was the Senior Vice President of Sales and Service at Providian, a financial services company. Mr. Buckley attended Arapahoe College.

Tobin E. Farrand has served as our Vice President of Engineering and Operations since June 2006. Mr. Farrand has more than 25 years of experience creating innovative high-tech products and services. Prior to joining us, Mr. Farrand led development teams for Apple, Inc., The 3DO Company, a game technology licensing company, BroadLogic, a satellite networking company, and Digeo, Inc., a developer of cable set top boxes and services. Mr. Farrand holds a B.S. and an M.S. in Electrical Engineering from Stanford University.

Dennis C. Peng has served as our Vice President of Product Management since November 2005. Mr. Peng also serves as a member of our technical advisory board. Prior to joining us, he worked at Cisco Systems from 1995 to 2005, where he was honored with the title of Distinguished Support Engineer for his expertise in networking protocols, technical leadership, and ability to isolate and fix highly complex issues. Mr. Peng holds a B.S. and an M.S. in Electrical Engineering from Stanford University.

Timothy J. Sullivan has served as our Vice President of Sales since July 2010. Prior to joining us, Mr. Sullivan was Vice President of Sales and Marketing for Seagate’s Branded Solutions Group from January

2007 to May 2008. Prior to Seagate, he was Executive Vice President for Lexar Media, a manufacturer of digital media products. He was Vice President of Sales and Marketing at TDK Electronic Corp. and he was the Vice President of Sales at Onechannel.net, an internet start-up focused on e-commerce metrics. Mr. Sullivan holds a B.A. in Public Relations from the University of Toledo.

Non-Employee Directors

Alison Davis has served on our board of directors since July 2014. Ms. Davis is an investor with the early stage investment firm Fifth Era, and previously served as Managing Partner of Belvedere Capital Partners, Inc., a private equity firm serving the financial services sector, from 2004 to 2010. Ms. Davis currently serves as a director of Diamond Foods, Inc., a publicly traded food company, Royal Bank of Scotland plc, a publicly traded international financial institution, Unisys Corporation, a publicly traded global information technology services and software company, and Fiserv, Inc., a publicly traded financial services technology company. She was formerly a director of LECG Corporation, a global services and consulting firm where she also served as chairperson of the board, from 2009 to 2011, Xoom Corporation, a digital money transfer company, from 2010 to 2014, City National Bank, a publicly-traded U.S. financial institution, from 2010 to 2011, First Data Corporation, a privately held global payment processing company, GameFly, Inc., a privately held video game subscription rental company, and SilkRoad technology, Inc., a privately held talent management solutions firm. From 2000 to 2003, Ms. Davis was the Chief Financial Officer of Barclays Global Investors, a publicly traded money management firm. She holds a B.A. Honours and an M.A. in Economics from Cambridge University (United Kingdom) and an M.B.A. from the Stanford Graduate School of Business.

Our board of directors believes that Ms. Davis is qualified to serve as a director because of her extensive corporate experience as an executive and strategy consultant. She also brings valuable expertise in corporate governance, accounting and financial reporting to our board of directors and audit committee.

Andrew H. Galligan has served on our board of directors since December 2014. Mr. Galligan is currently Vice President of Finance and Chief Financial Officer of Nevro Corp., a publicly traded medical devices company, where he has worked since May 2010. He served as our Vice President of Finance and Chief Financial Officer from February 2009 to May 2010, and as a consultant for our company from September 2010 to December 2014. From 2007 to 2008, Mr. Galligan served as Vice President of Finance and CFO of Reliant Technologies, Inc., a medical device company (later acquired by Solta Medical, Inc.) Mr. Galligan has also held the top financial executive position at several other medical device companies and began his career in various financial positions at KPMG and Raychem Corp. Mr. Galligan was previously a director of diaDexus, Inc., which develops and commercializes diagnostic products for cardiovascular diseases, from 2010 through 2015. Mr. Galligan received a B.B.S. in Business and Finance from Trinity College, Dublin University (Ireland) and is also a Fellow of the Institute of Chartered Accountants in Ireland.

Our board of directors believes that Mr. Galligan’s financial expertise, including his several years of experience as chief financial officer and financial consultant of publicly traded and privately held companies, brings financial and accounting knowledge to our board and qualifies him to serve as one of our directors.

Peter J. Goettner has served on our board of directors since March 2013. Mr. Goettner has been the General Partner of Worldview Technology Partners, Inc., a venture capital firm since June 2004. He has been the Chief Executive Officer of Table8, Inc., a privately held restaurant reservation service since January 2013. He also currently serves as a director of Table8, Inc., Visage Mobile, Inc., a privately held mobility management SaaS company, Delivery Agent, Inc., a privately held interactive commerce company, and Industree, Inc., a privately held early-stage software company. Mr. Goettner was previously Founder and Chief Executive Officer of DigitalThink, Inc., an enterprise e-learning solutions company for seven years. Mr. Goettner holds a B.S. in Computer Engineering from the University of Michigan and an M.B.A. from the Haas School of Business at the University of California, Berkeley.

Our board of directors believes that Mr. Goettner brings to our board of directors extensive experience in the technology industry and his service on a number of boards provides an important perspective on operations and corporate governance matters, and qualifies him to serve as one of our directors.

Russell Mann has served on our board of directors since September 2009. Mr. Mann is currently Chief Marketing Officer of Nintex USA LLC, a privately held workflow software and services company where he has worked since November 2014. He was previously Chairman and Chief Executive Officer of Covario, Inc., a privately held advertising technology and digital marketing agency from January 2006 to May 2014. Covario specialized in the online marketing of consumer electronics and financial services, and was acquired by Dentsu. Earlier, Mr. Mann was Senior Vice President of Strategy and Alliances at Peregrine Systems, Inc., an enterprise software firm acquired by Hewlett-Packard Company, and also Vice President and General Manager of the myFICO.com consumer business unit of FICO, a publicly traded credit scoring and fraud analytics company. Mr. Mann holds a B.A. in Asian Studies from Cornell University and an M.B.A. from Harvard Business School.

Our board of directors believes that Mr. Mann is qualified to serve as a member of our board of directors because of his extensive business experience, skills and acumen developed as a senior executive at large companies operating in the technology industry, as well as his experience serving as the chairman of a board of directors.

Sean N. Parker has served on our board of directors since April 2005. Mr. Parker has served as a Director of Spotify since 2009, as co-founder of Brigade Media, a soon-to-be released platform for civic engagement, since 2014, and as co-founder of Airtime Media, a social video company, since 2010. Previously, Mr. Parker was co-founder of Napster, co-founder of Plaxo, and founding President of Facebook. As a managing partner of Founders Fund, Mr. Parker oversaw a portfolio of over 100 companies and served on the board of various companies such as Spotify, Yammer, Causes and Gowalla.

Our board of directors believes that Mr. Parker is qualified to serve as a director because of his substantial professional experience in the technology industry, his experience as a venture capitalist investment professional, and the historical knowledge and continuity that he brings to the board of directors.

William D. Pearce has served on our board of directors since March 2013. He is currently Executive Chairman of the Board of Directors of RichRelevance, Inc., a privately held personalized shopping experience firm, a director of SpendGo, Inc., a privately held marketing solutions company for restaurants and retailers, a member of the Board of Trustees of David C. Cook, a non-profit publisher, and Marketing Faculty at the Haas School of Business at the University of California, Berkeley. From 2012 to 2014, Mr. Pearce was Partner and Marketing Practice Director at The Partnering Group, a privately held global consumer products and retail management consulting firm. From 2008 to 2011, he was Senior Vice President and Chief Marketing Officer at Del Monte Foods, Inc., a publicly-traded food production and distribution company. Mr. Pearce previously served as President and Chief Executive Officer of Foresight Medical Technology LLC, a privately held medical devices company, from 2007 to 2008, Chief Marketing Officer at Taco Bell Corp., a fast food restaurant company and subsidiary of the publicly traded firm Yum! Brands, Inc., from 2004 to 2007, and Vice President Marketing at Campbell Soup Company, a publicly traded food manufacturer, from 2003 to 2004. Mr. Pearce holds a B.A. in Economics from Syracuse University and an M.B.A. from the S.C. Johnson Graduate School of Management, Cornell University.

Our board of directors believes that Mr. Pearce is qualified to serve as a director based on his prior experience as an executive at several publicly-traded companies and his considerable experience as a board member of several privately-held companies.

James Wei has served on our board of directors since June 2009. He was our Chairman from 2009 to 2014 and he is currently our Lead Director. Mr. Wei has been a venture capitalist since 1991 and is currently a General

Partner at Worldview Technology Partners, a venture capital firm he co-founded in 1996. Previously, Mr. Wei was an investment manager at JAFCO from 1991 to 1996 and held engineering and marketing positions at Sony, a publicly traded consumer electronics company, and IBM, a publicly-traded information technology company during the 1980s. Mr. Wei currently serves as a member of the board of directors at CommVerge Solutions. He was previously a board member of Cogent Communications Inc, iWorld Networking, Movaz Networks, Tensilica Inc, 3ParData Inc., Caly Networks, Agile Storage, Force10, Stretch Inc., Miradia Inc., Luxim, and Mistletoe Technologies. Mr. Wei holds a B.S. in Engineering from the University of Waterloo, Canada.

Our board of directors believes that Mr. Wei’s focus on communications, internet, networking and systems technology as a venture capitalist, as well as his several years of operating experience with a number of technology companies, bring valuable industry and operations knowledge to our board and qualifies him to serve as one of our directors.

There are no family relationships among any of our directors or executive officers.

Code of Business Conduct and Ethics

We have adopted a code of business conduct and ethics that will apply to all of our employees, officers and directors beginning on the effective date of this prospectus. Immediately prior to the effectiveness of this offering, the full text of our code of business conduct and ethics will be posted on the investor relations section of our website at www.ooma.com. We expect that any amendment to the code, or any waivers of its requirements, will be disclosed on our website to the extent required by the applicable rules and exchange requirements. The inclusion of our website in this prospectus does not include or incorporate by reference the information on our website into this prospectus.

Board of Directors

Our board of directors is currently comprised of eight members. Our amended and restated bylaws permit our board of directors to establish by resolution the authorized number of directors, and nine directors are currently authorized. Upon completion of this offering our board of directors will consist of eight members.

Voting Arrangements

The election of the members of our board of directors is currently governed by the third amended and restated voting agreement that we entered into with certain holders of our common stock and certain holders of our convertible preferred stock in June 2009, and the related provisions of our amended and restated certificate of incorporation. Pursuant to the voting agreement and these provisions, Messrs. Wei, Goettner, Galligan, Parker, Stang, Mann and Pearce, and Ms. Davis have been designated to serve on our board of directors.

•	Messrs. Wei, Goettner and Parker were elected by the holders of our Series Alpha convertible preferred stock;

•	Mr. Stang was elected by the holders of our common stock;

•	Messrs. Mann and Pearce were elected by the holders of our common stock and convertible preferred stock, voting together as a single class; and

•	Ms. Davis and Mr. Galligan were appointed to the board of directors by a majority of directors elected by the holders of our common stock and convertible preferred stock, voting together as a single class.

The holders of our common stock and convertible preferred stock who are parties to our voting agreement are obligated to vote for such designees indicated above. The provisions of this voting agreement will terminate upon the closing of this offering and our certificate of incorporation will be amended and restated, after which there will be no further contractual obligations or charter provisions regarding the election of our directors.

Our directors hold office until their successors have been elected and qualified or appointed, or the earlier of their death, resignation or removal.

Classified Board

In connection with the closing of this offering, we will file our amended and restated certificate of incorporation which will provide that our board of directors will be divided into three classes, with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes of directors continuing for the remainder of their respective three-year terms. Upon the expiration of the term of a class of directors, a director in that class will be eligible to be elected for a new three-year term at the annual meeting of stockholders in the year in which their term expires. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of our directors.

Our directors will be divided among the three classes as follows:

•	the Class I directors will be , and their terms will expire at the annual meeting of stockholders to be held in 2016;

•	the Class II directors will be , and their terms will expire at the annual meeting of stockholders to be held in 2017; and

•	the Class III directors will be , and their terms will expire at the annual meeting of stockholders to be held in 2018.

In addition, our amended and restated bylaws and amended and restated certificate of incorporation will provide that (i) only the board of directors may fill vacancies on the board of directors until the next annual meeting of stockholders and (ii) the number of our directors shall be fixed from time to time by a resolution of the majority of our board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the total number of directors.

This classification of the board of directors and the provisions described above may have the effect of delaying or preventing changes in our control or management. See “Description of Capital Stock—Anti-Takeover Effects of Provisions of the Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws.”

Role of the Board in Risk Oversight

One of the key functions of our board of directors is informed oversight of our risk management process. Our board of directors does not have a standing risk management committee, but rather administers this oversight function directly through the board of directors as a whole, as well as through its standing committees that address risks inherent in their respective areas of oversight. In particular, our board of directors is responsible for monitoring and assessing strategic risk exposure. Our audit committee is responsible for reviewing and discussing our major financial risk exposures and the steps our management has taken to monitor and control these exposures, including guidelines and policies with respect to risk assessment and risk management. Our audit committee also monitors compliance with legal and regulatory requirements, in addition to oversight of the performance of our external audit function. Our nominating and corporate governance committee monitors the effectiveness of our corporate governance guidelines. Our compensation committee reviews and discusses the risks arising from our compensation philosophy and practices applicable to all employees that are reasonably likely to have a materially adverse effect on us.

Director Independence

In connection with this offering, we intend to list our common stock on the New York Stock Exchange. Under the rules of the New York Stock Exchange, independent directors must comprise a majority of a listed company’s board of directors within a specified period of time after completion of such company’s initial public offering. In addition, the rules of the New York Stock Exchange require that, subject to specified exceptions, each member of a listed company’s audit, compensation, and nominating committees be independent. Under the rules of the New York Stock Exchange, a director will only qualify as an “independent” director if, in the determination of that company’s board of directors, that director does not have a material relationship with the listed company.

Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act. In order to be considered independent for purposes of Rule10A-3, each member of the audit committee of a listed company may not, other than in his or her capacity as a member of such committee, the board of directors, or any other board committee: (i) accept, directly or indirectly, any consulting, advisory, or other compensatory fees from the listed company or any of its subsidiaries; or (ii) be an affiliated person of the listed company or any of its subsidiaries.

Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning his or her background, employment, and affiliations, our board of directors has determined that             do not have a material relationship with us and that each of these directors is “independent” as that term is defined under the applicable rules and regulations of the SEC, and the listing standards of the New York Stock Exchange. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with us and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director, and the transactions involving them described in the section entitled “Certain Relationships and Related Party Transactions.”

Committees of the Board of Directors

Our board of directors has established an audit committee, a compensation committee and a nominating and governance committee. The composition and responsibilities of each committee are described below. Immediately prior to the closing of this offering, copies of the charters for each committee will be available on the investor relations portion of our website at www.ooma.com. Members serve on these committees until their resignations or removal. The inclusion of our website in this prospectus does not include or incorporate by reference the information on our website into this prospectus.

Audit Committee

Our audit committee is comprised of Ms. Davis, and Messrs. Galligan and Goettner, with Ms. Davis serving as audit committee chairperson. Our board of directors has determined that each of the members of our audit committee satisfies the requirements for independence and financial literacy under the current listing standards of the New York Stock Exchange and SEC rules and regulations, including Rule 10A-3. Our board of directors has also determined that Ms. Davis and Mr. Galligan are each an audit committee financial expert within the meaning of Item 407(d) of Regulation S-K of the Securities Act.

Our audit committee will be responsible for, among other things:

•	selecting a qualified firm to serve as independent registered public accounting firm to audit our financial statements;

•	helping to ensure the independence and performance of the independent registered public accounting firm;

•	discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and the independent accountants, our interim and year-end operating results;

•	establishing policies and procedures for the receipt and retention of accounting related complaints and concerns, including a confidential, anonymous mechanism for the submission of concerns by employees;

•	periodically reviewing legal compliance matters, including securities trading policies, periodically reviewing significant accounting and other financial risks or exposures to our company and reviewing and, if appropriate, approving all transactions between our company or its subsidiaries and any related party (as described in Item 404 of Regulation S-K);

•	establishing policies for the hiring of employees and former employees of the independent registered public accounting firm;

•	reviewing related party transactions and proposed waivers of the code of conduct;

•	considering the adequacy of our internal accounting controls and audit procedures;

•	reviewing our policies on risk assessment and risk management;

•	approving all audit and non-audit services other than de minimis non-audit services, to be performed by the independent registered public accounting firm; and

•	reviewing the audit committee report required by Securities and Exchange Commission rules to be included in our annual proxy statement.

Our audit committee will operate under a written charter, to be effective on the date of this offering, which satisfies the applicable rules of the SEC and the listing standards of the New York Stock Exchange, and which will be available on our website upon completion of this offering. All audit services to be provided to us and all permissible non-audit services, other than de minimis non-audit services, to be provided to us by our independent registered public accounting firm will be approved in advance by our audit committee.

Compensation Committee

Our compensation committee is comprised of Messrs. Wei, Mann and Pearce, with Mr. Wei serving as compensation committee chairperson. Our board of directors has determined that each member of the compensation committee is a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Exchange Act, and is an outside director, as defined pursuant to Section 162(m) of the Code. Our board has determined that             ,              and             meet the requirements for independence under the listing standards of the New York Stock Exchange and SEC rules and regulations. The purpose of our compensation committee is to discharge the responsibilities of our board of directors relating to compensation of our executive officers. Our compensation committee will be responsible for, among other things:

•	reviewing, approving and determining, or making recommendations to our board of directors regarding, the compensation of our executive officers;

•	administering our stock and equity incentive plans;

•	reviewing and approving or making recommendations to our board of directors regarding incentive compensation and equity plans; and

•	establishing and reviewing general policies relating to compensation and benefits of our employees.

Our compensation committee will operate under a written charter, to be effective on the date of this offering, which satisfies the applicable rules of the SEC and the listing standards of the New York Stock Exchange, and which will be available on our website upon completion of this offering.

Nominating and Governance Committee

Our nominating and governance committee comprises of Messrs. Pearce, Galligan and Wei, each of whom is a non-employee member of our board of directors, with Mr. Pearce serving as the nominating and governance committee chairperson. Our board of directors has determined that             ,             and             meet the

requirements for independence under the listing standards of the New York Stock Exchange and SEC rules and regulations. Our nominating and governance committee will be responsible for, among other things:

•	identifying, evaluating and selecting, or making recommendations to our board of directors regarding, nominees for election or our board of directors and its committees;

•	considering and making recommendations to our board of directors regarding the composition of our board and directors and its committees;

•	reviewing succession planning for our chief executive officer and other executive officers and evaluating potential successors;

•	reviewing and assessing the adequacy of our corporate governance guidelines and recommending any proposed changes to our board of directors

•	evaluating the performance of our board of directors and of individual directors.

The nominating and governance committee will operate under a written charter, to be effective on the date of this offering, which satisfies the applicable listing requirements and rules of the New York Stock Exchange, and which will be available on our website upon completion of this offering.

Our board of directors may from time to time establish other committees.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee has at any time been one of our officers or employees. None of our executive officers currently serves, or during fiscal 2015 has served, as a member of the board of directors or compensation committee (or other board committee performing equivalent functions) of any entity that has one or more of its executive officers who served on our board of directors or our compensation committee during fiscal 2015.

Mr. James Wei, chairperson of our compensation committee, is affiliated with Worldview Technology Partners, and therefore may be deemed to beneficially own approximately 57.5% of our outstanding voting securities. Mr. Wei is a party to multiple agreements to which we were also a party, including an indemnification agreement, an amended and restated investor rights agreement, a voting agreement, and a right of first refusal and co-sale agreement. Please see “Certain Relationships and Related Party Transactions” for a discussion of these agreements.

Non-Employee Director Compensation Table

Historically, we have neither had a formal compensation policy for our non-employee directors, nor have we had a formal policy of reimbursing expenses incurred by our non-employee directors in connection with their board service. However, we have reimbursed our non-employee directors for travel, lodging and other reasonable expenses incurred in connection with their attendance at board of directors or committee meetings and occasionally granted stock options and restricted stock awards to our non-employee directors. Other than as described below, we did not provide our non-employee directors, in their capacities as such, with any cash, equity or other compensation in fiscal 2015. Eric B. Stang, our President and Chief Executive Officer, received no compensation for his service as a director. Mr. Stang’s compensation is discussed in the section titled “Executive Compensation.” Although we have not yet done so, we intend to implement a compensation policy for non-employee directors that will be effective upon the date of this prospectus.

The following table sets forth information regarding the compensation awarded, earned or paid for services rendered to us by our non-employee directors for fiscal 2015:

Name	Option Awards ($)(1)(2)	Total ($)
Alison Davis	103,070	103,070
Andrew H. Galligan	191,855	191,855
Peter J. Goettner	—	—
Russell Mann	69,549	69,549
Sean N. Parker	—	—
William D. Pearce	105,327	105,327
James Wei	—	—

(1)	The amounts reported in this column represents the aggregate grant date fair value for financial statement reporting purposes of stock options granted in fiscal 2015 under our 2005 Plan, as determined in accordance with the Financial Accounting Standards Board Accounting Standards Codification Topic 718, of FASB ASC Topic 718. These amounts reflect our accounting expense for these stock options and do not represent the actual economic value that may be realized by the individuals. There can be no assurance that these amounts will ever be realized. For information on the assumptions used in valuing these awards, refer to Note 9 to the consolidated financial statements included at the end of this prospectus. As required by SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions.
(2)	The number of outstanding stock options held by each non-employee director as of January 31, 2015 were: Ms. Davis (40,000); Mr. Galligan (338,200); Mr. Goettner (0); Mr. Mann (143,719); Mr. Parker (34,359); Mr. Pearce (108,885) and Mr. Wei (0).

EXECUTIVE COMPENSATION

Overview

As an emerging growth company, we have opted to comply with the executive compensation disclosure rules applicable to “smaller reporting companies,” as such term is defined in the rules promulgated under the Securities Act.

Our named executive officers for fiscal 2015 were:

•	Eric B. Stang, our President and Chief Executive Officer;

•	James A. Gustke, our Vice President of Marketing; and

•	Spencer D. Jackson, our Vice President and General Counsel.

Although not required, we have also included in this compensation disclosure Ravi Narula, who recently joined us as our Chief Financial Officer. Therefore, for purposes of the disclosure set forth in this prospectus, we have included Mr. Narula within the “named executive officer” group.

Summary Compensation Table

The following table provides information regarding the compensation awarded to, earned by, and paid to each of our named executive officers for fiscal 2015:

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)		All Other Compensation ($)(3)	Total ($)
Eric B. Stang,	2015	384,167	400,000	1,101,643	—		13,468	1,899,278
President and Chief Executive Officer

Ravi Narula,	2015	50,000	20,000	701,715	—		967	772,682
Chief Financial Officer

James A. Gustke,	2015	215,000	55,000	260,915	50,000	(4)	7,025	587,940
Vice President of Marketing

Spencer D. Jackson,	2015	200,000	45,000	—	—		3,047	248,047
Vice President and General Counsel

(1)	The amounts reported in this column represent bonus payments made to each of our named executive officers for 2014 performance.
(2)	The amounts reported in this column reflect the aggregate grant date fair value for financial statement reporting purposes of stock options granted in fiscal 2015 as determined in accordance with the Financial Accounting Standards Board Accounting Standards Codification Topic 718, or FASB ASC Topic 718. These amounts reflect our accounting expense for these stock options and do not represent the actual economic value that may be realized by the individuals. There can be no assurance that these amounts will ever be realized. For information on the assumptions used in valuing these awards, refer to Note 9 to the consolidated financial statements included at the end of this prospectus. As required by SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions.
(3)	This amount includes the dollar value of premiums we paid for term life insurance, matching contributions we made to our 401(k) plan, and health savings account contributions we made to Lumenos Health Savings Account, respectively, on behalf of the officers listed below as follows:

(i)	Mr. Stang: $668, $7,800, and $5,000;

(ii)	Mr. Narula: $134, $0, and $833;

(iii)	Mr. Gustke: $590, $6,435, and $0; and

(iv)	Mr. Jackson: $547, $0, and $2,500.

(4)	This amount relates to performance based commissions earned under our sales commission arrangement established for Mr. Gustke. Pursuant to this arrangement, Mr. Gustke was eligible to earn commissions for each fiscal quarter based upon a target number of units sold to end users during each fiscal quarter, with the commission equaling $12,500 per quarter if the target is achieved.

Outstanding Equity Awards as of January 31, 2015

The following table provides information regarding the unexercised stock options and unvested restricted stock held by each of our named executive officers as of January 31, 2015:

		Option Awards				Stock Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Unexercisable(1)		Option Exercise Price ($)(2)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(1)(3)		Market Value of Shares or Units of Stock That Have Not Vested ($)(4)
Eric B. Stang	1/6/2015	380,000	(5)	$3.02	1/5/2025	—		—
	3/25/2012	—		—	—	114,835	(6)	—
	10/11/2013	—		—	—	119,138	(7)	—

Ravi Narula	12/23/2014	255,000	(8)	$3.02	12/22/2024	—		—

James A. Gustke	1/6/2015	90,000	(11)	$3.02	1/5/2025	—		—
	3/25/2012	—		—	—	18,888	(12)	—
	3/22/2013	—		—	—	5,417	(13)	—
	10/11/2013	—		—	—	29,937	(14)	—

Spencer D. Jackson	12/17/2013	—		—	—	54,688	(9)	—
	2/11/2013	—		—	—	54,688	(10)	—

(1)	All awards were granted under our 2005 Plan.
(2)	This column represents the fair market value of a share of our common stock on the date of grant, as determined by our board of directors.
(3)	Except as noted below, the shares in this column represent shares of restricted stock issued upon the early exercise of stock options, in each case that remained unvested as of January 31, 2015. We have a right to repurchase any unvested shares subject to each such award if the holder of the award ceases to provide services to us prior to the date on which all shares subject to the award have vested in accordance with the applicable vesting schedule described in the footnotes below.
(4)	The market value of our common stock is based upon the assumed initial public offering price of $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus.
(5)

This option vests in 24 equal monthly installments, with the first vesting date on February 1, 2016, subject to Mr. Stang’s continuous service through each vesting date. In addition, in the event of a change of control (as defined in Mr. Stang’s employment agreement): (i) if Mr. Stang is employed at the time of a change of control, 50% of the then unvested shares will vest three months following the change of control or, if earlier, Mr. Stang’s termination, and (ii) the remaining 50% of the then unvested shares will vest immediately upon the change of control as follows (a) 25% of such shares if the aggregate stockholder consideration is less than two times the aggregate liquidation preference, (b) 50% of such shares if the aggregate stockholder consideration is between two and five times such aggregate liquidation preference, and (c) 75% of such shares if the aggregate stockholder consideration is more than five times the aggregate liquidation preference; provided that, 100% of the then unvested shares will immediately vest if Mr. Stang is terminated without cause or resigns for good reason at any time from the date two months prior to the change of control to one year following the change of control (the “Stang Acceleration”).

(6)	These restricted shares were part of an early exercised stock option grant covering 393,717 shares of our Common Stock that vested in 48 equal monthly installments, with the first vesting date on April 22, 2012, subject to Mr. Stang’s continuous service through each vesting date.
(7)	These restricted shares were part of an early exercised stock option grant covering 178,706 shares of our Common Stock that vested in 24 equal monthly installments, with the first vesting date on June 1, 2014, subject to Mr. Stang’s continuous service through each vesting date. In addition, the Stang Acceleration will apply to these shares.
(8)	1/4 of this option vests on December 1, 2015 and the remainder of the option vests in 48 equal monthly installments thereafter, subject to Mr. Narula’s continuous service through each vesting date. 155,664 shares were exercisable as of January 31, 2015, notwithstanding the fact that such shares were not vested as of such date. In addition, 100% of the then unvested shares will vest if, within 12 months following a change of control, Mr. Narula’s employment is terminated without cause or his duties, authority or responsibilities are materially reduced without his consent.
(9)	These restricted shares were part of an early exercised stock option grant covering 75,000 shares of our Common Stock. 1/4 of the option vested on December 16, 2014 and the remainder of the option vests in 48 equal monthly installments thereafter, subject to Mr. Jackson’s continuous service through each vesting date. In addition, 100% of the then unvested shares will vest if, within 12 months following a change of control, Mr. Jackson’s employment is terminated without cause or his duties, authority or responsibilities are materially reduced without his consent.
(10)	These shares were part of a restricted stock grant covering 75,000 shares of our Common Stock. 1/4 of the grant vested on December 16, 2014 and the remainder of the grant vests in 48 equal monthly installments thereafter, subject to Mr. Jackson’s continuous service through each vesting date. In addition, 100% of the then unvested shares will vest if, within 12 months following a change of control, Mr. Jackson is terminated without cause or his duties, authority or responsibilities are materially reduced without his consent.
(11)	This option vests in 24 equal monthly installments, with the first vesting date on February 1, 2016, subject to Mr. Gustke’s continuous service through each vesting date. In addition, 100% of the then unvested shares will vest if, within 12 months following a change of control, Mr. Gustke’s employment is terminated without cause or his duties, authority or responsibilities are materially reduced without his consent.
(12)	These restricted shares were part of an early exercised stock option grant covering 64,758 shares of our Common Stock that vested in 48 equal monthly installments, with the first vesting date on April 22, 2012, subject to Mr. Gustke’s continuous service through each vesting date.
(13)	These restricted shares were part of an early exercised stock option grant covering 10,000 shares of our Common Stock that vested in 48 equal monthly installments, with the first vesting date on April 22, 2013, subject to Mr. Gustke’s continuous service through each vesting date. In addition, 100% of the then unvested shares will vest if, within 12 months following a change of control, Mr. Gustke is terminated without cause or his duties, authority or responsibilities are materially reduced without his consent.
(14)	These restricted shares were part of an early exercised stock option grant covering 44,905 shares of our Common Stock that vested in 24 equal monthly installments, with the first vesting date on June 1, 2014, subject to Mr. Gustke’s continuous service through each vesting date. In addition, 100% of the then unvested shares will vest if, within 12 months following a change of control, Mr. Gustke is terminated without cause or his duties, authority or responsibilities are materially reduced without his consent.

Pension Benefits

None of our named executive officers participate in or have an account balance in any qualified or non-qualified defined benefit plan sponsored by us.

Nonqualified Deferred Compensation

We have not offered any nonqualified deferred compensation plans or arrangements or entered into any such arrangements with any of our named executive officers.

Executive Employment Arrangements

Eric B. Stang

We entered into an employment agreement with Eric B. Stang, our Chief Executive Officer, on January 5, 2009, which was amended as of June 19, 2009. Pursuant to the amended offer letter, Mr. Stang’s annual base salary is $375,000 and Mr. Stang is eligible to earn an annual target bonus equal to 100% of his base salary, subject to meeting certain individual and company specified performance goals, determined by the Board; provided Mr. Stang may receive a bonus in excess of the target bonus if performance goals are exceeded (note that, although Mr. Stang’s employment agreement references the bonus being earned and paid based on certain quarterly and semi-annual performance goals, we have mutually agreed with Mr. Stang that this bonus structure shall no longer apply). Effective as of March 1, 2015, Mr. Stang’s base salary was increased to $400,000.

Upon a termination of Mr. Stang’s employment without cause (as defined in the agreement), or resignation for good reason (as defined in the agreement), Mr. Stang shall be entitled to the following payments and benefits (a) 12 months of his annual base salary, (b) a performance bonus for the performance period during which his termination occurs, pro-rated for the number of days Mr. Stang was employed during the year of termination, (c) 50% of his annual target bonus, (d) COBRA premium payments for 12 months or, if earlier, the expiration of such COBRA coverage as provided by law, (e) 12 months service credit on the vesting of any outstanding equity awards and (f) a minimum 12 months post termination exercise period on his outstanding stock options (subject to earlier termination pursuant to the plan or applicable agreement); provided if the termination occurs in connection with a dissolution of the company, the base salary severance payment shall be reduced to four months of his annual base salary and the 50% target bonus shall not be paid. Further, if Mr. Stang is terminated without cause or resigns for good reason at any time from the date two months prior to a change of control to one year following the change of control, in addition to the foregoing, he shall be entitled to an additional 50% of his annual target bonus and, instead of the COBRA premium payment benefit, he shall receive a lump sum payment equal to the amount we would have to pay for one year of COBRA premium payments.

In the event of a change of control (as defined in the agreement) (i) if Mr. Stang is employed at the time of a change of control, 50% of all of his then unvested and outstanding stock options or equity awards will vest three months following the change of control or, if earlier, upon Mr. Stang’s termination, and (ii) the remaining 50% of all of his then unvested and outstanding stock options or equity awards will vest immediately upon the change of control as follows (a) 25% of such stock options or equity awards if the gross proceeds are less than two times the paid in capital, (b) 50% of such stock options or equity awards if the gross proceeds are between two and five times the paid in capital, and (c) 75% of such stock options or equity awards if the gross proceeds are more than five times the paid in capital; provided that, 100% of all of Mr. Stang’s then unvested stock options or equity awards will immediately vest if Mr. Stang is terminated without cause or resigns for good reason at any time from the date two months prior to a change of control to one year following the change of control.

Mr. Stang is also eligible to receive a bonus upon a change of control of the company equal to (a) the total value of the consideration to be received by our stockholders in the change of control transaction, multiplied by a factor equal to the percent that Mr. Stang’s total vested equity holdings (including stock and stock options and taking into account any applicable vesting acceleration or the “Stang Equity”), represents as a percentage of the total outstanding shares of our common stock, as determined on a fully diluted basis, minus (b) the value of the Stang Equity (taking into account any exercise price applicable to stock options). Any such bonus, if any, will be paid in the same form of consideration, and at the same time, subject to the same conditions, as our stockholders.

Mr. Stang’s agreement contains a “better after-tax” provision, which provides that if any of the payments to Mr. Stang constitutes a parachute payment under Section 280G of the Code, the payments will be either (i) reduced or (ii) provided in full to Mr. Stang, whichever results in Mr. Stang receiving the greater amount after taking into consideration the payment of all taxes, including the excise tax under Section 4999 of the Code, in each case based upon the highest marginal rate for the applicable tax.

Mr. Stang is an at-will employee.

Ravi Narula

We entered into an offer letter with Ravi Narula, our Chief Financial Officer, on November 7, 2014. Pursuant to the offer letter, Mr. Narula’s annual base salary is $300,000 and Mr. Narula is eligible to earn an annual bonus of $100,000, subject to meeting certain specified performance goals, including the achievement of our annual financial plan.

In addition, the offer letter provides for a stock option which is described in detail in the table titled “Outstanding Equity Awards as of January 31, 2015” set forth above. If within 12 months following a change of control, Mr. Narula’s employment is terminated without cause or his duties, authority or responsibilities are materially reduced without his consent, 100% of the unvested stock options granted to Mr. Narula prior to the change of control will immediately vest.

Mr. Narula is an at-will employee.

Spencer D. Jackson

We entered into an offer letter with Spencer D. Jackson, our Vice President and General Counsel, on December 13, 2013. Pursuant to the offer letter, Mr. Jackson’s annual base salary is $200,000 and Mr. Jackson is eligible to earn an annual bonus of $40,000, subject to meeting certain specified performance goals, including the achievement of our annual financial plan. Effective as of March 1, 2015, Mr. Jackson’s base salary was increased to $220,000 and Mr. Jackson will be eligible to earn an annual bonus of $50,000 for fiscal 2016.

In addition, the offer letter provides for certain stock options which are described in detail in the table titled “Outstanding Equity Awards as of January 31, 2015” set forth above. If within 12 months following a change of control (as defined in our 2005 Plan), Mr. Jackson’s employment is terminated without cause (as defined in our 2005 Plan) or his duties, authority or responsibilities are materially reduced without his consent, 100% of the unvested stock options granted to Mr. Jackson prior to the change of control will immediately vest.

Mr. Jackson is an at-will employee.

James A. Gustke

We entered into an offer letter with James A. Gustke, our Vice President of Marketing, on July 30, 2010. Pursuant to the offer letter, Mr. Gustke’s annual base salary is $200,000 and Mr. Gustke is eligible to earn an annual bonus of $50,000, subject to meeting certain specified performance goals, including the achievement of our annual financial plan. In addition, Mr. Gustke is eligible to earn a quarterly variable commission bonus of up to $12,500 based upon achievement of quarterly sales goals. Effective as of March 1, 2015, Mr. Gustke’s base salary was increased to $222,000 and Mr. Gustke will be eligible to earn an annual bonus of $60,000 for fiscal 2016.

If within 12 months following a change of control (as defined in our 2005 Plan), Mr. Gustke is terminated without cause (as defined in our 2005 Plan) or his duties, authority or responsibilities are materially reduced without his consent, 100% of the unvested stock options granted to Mr. Gustke prior to the change of control will immediately vest.

Mr. Gustke is an at-will employee.

Employee Benefit Plans

2005 Stock Plan

Our board of directors adopted, and our stockholders approved, our 2005 Plan, or the 2005 Plan, in April 2005. Our 2005 Plan was amended and restated on September 7, 2011, December 13, 2011, and on January 6,

2015. Our 2005 Plan provides for the grant of incentive stock options to our employees (and employees of our subsidiaries), and for the grant of non-statutory stock options and stock purchase rights to our employees, directors and consultants (and employees and consultants of our subsidiaries). No new awards will be granted under our 2005 Plan following this offering, but the 2005 Plan will continue to govern the terms and conditions of the outstanding awards previously granted thereunder.

Authorized shares. The maximum aggregate number of shares that may be issued under the 2005 Plan is 8,366,205 shares of our common stock. As of January 31, 2015, options to purchase 3,786,443 shares of our common stock were outstanding and 266,053 shares were available for future grants.

Plan administration. Our board, or a committee that it appoints, administers the 2005 Plan. The administrator has the power and authority to determine the terms of the awards, including eligibility, the exercise price, the number of shares, the vesting schedule and exercisability of awards and the form of consideration payable upon exercise. The administrator also has the power and authority to construe and interpret the terms of the 2005 Plan and awards granted pursuant to the 2005 Plan and to allow participants to satisfy their tax withholding obligations by electing to have us withhold shares to be issued upon exercise of an option or pursuant to a stock purchase right. In addition, the administrator has the authority to reduce the exercise price of options if the fair market value of such options has declined since the date such options were granted and initiate an option exchange program, whereby outstanding options are exchanged for options with a lower exercise price.

Stock options. With respect to all stock options granted under the 2005 Plan, the term of an option may not exceed 10 years from the grant date and the exercise price must generally be at least equal to the fair market value of our common stock on the grant date. However, with respect to incentive stock options, any participant who owns more than 10% of the total combined voting power of all classes of our outstanding stock as of the grant date, may not have a term in excess of 5 years and must have an exercise price of at least 110% of the fair market value on the grant date. The administrator determines all other terms of the options. Based on the terms of our standard form after a participant’s termination of service, the participant may exercise his or her option, to the extent vested, generally for a period of 60 days, or 6 or 12 months in the case of termination due to disability or death, respectively, following such termination. However, in no event may an option be exercised later than the expiration of its term.

Stock purchase rights. Stock purchase rights are rights to purchase our common stock that either are fully vested at grant or that will vest in accordance with terms and conditions established by the administrator, in its sole discretion. The administrator will determine the number of shares that the participant may purchase, the price to be paid and the time in which the participant must accept the offer. The offer must be accepted by execution of a restricted stock purchase agreement in the form determined by the administrator. Once a stock purchase right is exercised, the participant has all the rights of a stockholder.

Transferability of awards. Unless otherwise determined by the administrator, the 2005 Plan generally does not allow for the sale or transfer of awards under the 2005 Plan other than by will or the laws of descent and distribution, and may be exercised during the lifetime of the participant only by such participant. Subject to compliance with all applicable laws, the administrator may in its discretion grant transferable non-statutory stock options and stock purchase rights in accordance with the terms set forth in the applicable award agreement

Certain adjustments. In the event of certain corporate events or changes in our capitalization made in our common stock, appropriate adjustments will be made in the number and class of shares that may be delivered under the 2005 Plan and/or the number, class and price of shares covered by each outstanding award.

Dissolution or liquidation. In the event of our dissolution or liquidation of the company, each option and stock purchase right will terminate immediately prior to the consummation of such action, unless otherwise determined by the administrator.

Corporate transaction. In the event of a corporate transaction (as defined in the 2005 Plan) or a change in control, all outstanding awards shall be assumed or an equivalent option or right shall be substituted by the acquirer, unless the acquirer does not agree to assume the award or to substitute an equivalent option or right, in which case such award shall terminate upon the consummation of the transaction. If any stock option or stock purchase right, or any agreement applicable to any such award, provides for accelerated vesting in connection with any termination of service that occurs on or after the consummation of such change in control transaction, and the acquirer does not agree to assume the award, or to substitute an equivalent option or right for the award, then any acceleration of vesting that would otherwise occur upon such termination of service shall occur immediately prior to, and contingent upon, the consummation of such change in control transaction.

Plan amendment; termination. Our board of directors may at any time amend, alter, suspend or discontinue the 2005 Plan, provided such action does not materially and adversely affect the rights of any participant without his or her consent. Our 2005 Plan will terminate in connection with, and contingent upon, the effectiveness of this offering; provided that the 2005 Plan will continue to govern the terms and conditions of awards originally granted under the 2005 Plan.

Following the closing of our initial public offering, we expect to make future awards under our 2015 Plan.

2015 Equity Incentive Plan

We anticipate that prior to the completion of this offering, our board of directors will adopt, and our stockholders will approve, our 2015 Equity Incentive Plan, or the 2015 Plan. The 2015 Plan will become effective on the date of the completion of this offering, and will serve as the successor to our 2005 Plan. The 2015 Plan will provide for the grant of incentive stock options to our employees and any of our subsidiary corporations’ employees, and for the grant of non-statutory stock options, stock appreciation rights, restricted stock, restricted stock units, performance units and performance shares to our employees, directors and consultants and our subsidiary corporations’ employees and consultants.

The following summary of terms of the 2015 Plan is based on the terms of the 2015 Plan as expected to be approved by the board of directors and our stockholders, but the terms are not final until such approval is obtained.

Authorized shares. The maximum aggregate number of shares that may be issued under the 2015 Plan is             shares of our common stock plus any shares subject to awards under the 2005 Plan that otherwise would have been returned to the 2005 Plan on account of the expiration, cancellation or forfeiture of such award, with the maximum number of shares to be added to the 2015 Plan pursuant to this clauses (i) and (ii) above equal to             shares. In addition, the number of shares available for issuance under the 2015 Plan will be annually increased on the first day of each of our fiscal years beginning with fiscal 2017, by an amount equal to the lessor of:

•	shares of our common stock;

•	% of the outstanding shares of our common stock as of the last day of our immediately preceding fiscal year; and

•	such other amount as our board of directors may determine.

If an award expires, is surrendered pursuant to an exchange program or becomes unexercisable without having been exercised, or, with respect to restricted stock, restricted stock units, performance units or performance shares, is forfeited to or repurchased by us due to the failure to vest, the unpurchased shares (or for awards other than stock options or stock appreciation rights, the forfeited or repurchased shares) will become available for future grant or sale under the 2015 Plan. Shares used to pay the exercise price of an award or satisfy the tax withholding obligations related to an award will be available for future grant or sale under the 2015 Plan. In addition, to the extent that an award is paid out in cash rather than shares, such cash payment will not reduce the number of shares available for issuance under the 2015 Plan.

Plan administration. The 2015 Plan will be administered by our board of directors, which, at its discretion or as legally required, may delegate such administration to our compensation committee and/or one or more additional committees. In the case of awards intended to qualify as “performance-based compensation”

within the meaning of Code Section 162(m), the compensation committee will consist of two or more “outside directors” within the meaning of Code Section 162(m).

Subject to the provisions of our 2015 Plan, the administrator has the power to determine the terms of awards, including the recipients, the exercise price, if any, the number of shares subject to each award, the fair market value of a share of our common stock, the vesting schedule applicable to the awards, together with any vesting acceleration, and the form of consideration, if any, payable upon exercise of the award and the terms of the award agreement for use under the 2015 Plan. The administrator also has the authority, subject to the terms of the 2015 Plan, to amend existing awards, to prescribe rules and to construe and interpret the 2015 Plan and awards granted thereunder and to institute an exchange program by which outstanding awards may be surrendered in exchange for awards of the same type which may have a higher or lower exercise price or different terms, awards of a different type and/or cash.

Stock options. The administrator may grant incentive and/or non-statutory stock options under our 2015 Plan; provided that incentive stock options may only be granted to employees. The exercise price of such options must generally equal at least the fair market value of our common stock on the date of grant. The term of an option may not exceed 10 years; provided, however, that an incentive stock option held by a participant who owns more than 10% of the total combined voting power of all classes of our stock, or of certain of our subsidiary corporations, may not have a term in excess of 5 years and must have an exercise price of at least 110% of the fair market value of our common stock on the grant date. The administrator will determine the methods of payment of the exercise price of an option, which may include cash, shares or other property acceptable to the administrator. Subject to the provisions of our 2015 Plan, the administrator determines the remaining terms of the options (e.g., vesting). After the termination of service of an employee, director or consultant, the participant may exercise his or her option, to the extent vested, for the period of time stated in his or her option agreement. Generally, if termination is due to death or disability, the option will remain exercisable for 12 months. In all other cases, the option will generally remain exercisable for 3 months following the termination of service. However, in no event may an option be exercised later than the expiration of its term.

Stock appreciation rights. Stock appreciation rights may be granted under our 2015 Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. Subject to the provisions of our 2015 Plan, the administrator determines the terms of stock appreciation rights, including when such rights vest and become exercisable and whether to settle such awards in cash or with shares of our common stock, or a combination thereof, except that the per share exercise price for the shares to be issued pursuant to the exercise of a stock appreciation right will be no less than 100% of the fair market value per share on the date of grant. The specific terms will be set forth in an award agreement.

Restricted stock. Restricted stock may be granted under our 2015 Plan. Restricted stock awards are grants of shares of our common stock that are subject to various restrictions, including restrictions on transferability and forfeiture provisions. Shares of restricted stock will vest and the restrictions on such shares will lapse, in accordance with terms and conditions established by the administrator. Such terms may include, among other things, vesting upon the achievement of specific performance goals determined by the administrator and/or continued service. The administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. Recipients of restricted stock awards generally will have voting and dividend rights with respect to such shares upon grant without regard to vesting, unless the administrator provides otherwise. Shares of restricted stock that do not vest for any reason will be subject to our right of repurchase or forfeited by the recipient and will revert to us. The specific terms will be set forth in an award agreement.

Restricted stock units. Restricted stock units may be granted under our 2015 Plan, and may include the right to dividend equivalents, as determined in the discretion of the administrator. Each restricted stock unit granted is a bookkeeping entry representing an amount equal to the fair market value of one share of our common stock. The administrator determines the terms and conditions of restricted stock units, including the vesting criteria, which may include achievement of specified performance criteria and/or continued service, and the form and timing of payment. The administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. The administrator determines, in its sole discretion, whether an award will be settled in stock, cash or a combination of both. The specific terms will be set forth in an award agreement.

Performance units / performance shares. Performance units and performance shares may be granted under our 2015 Plan. Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved and any other applicable vesting provisions are satisfied. The administrator will establish organizational or individual performance goals or other vesting criteria in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out to participants. After the grant of a performance unit or performance share, the administrator, in its sole discretion, may reduce or waive any performance objectives or other vesting provisions for such performance units or performance shares. Performance units shall have an initial dollar value established by the administrator prior to the grant date. Performance shares shall have an initial value equal to the fair market value of our common stock on the grant date. The administrator, in its sole discretion, may pay earned performance units or performance shares in the form of cash, in shares or in some combination thereof. The specific terms will be set forth in an award agreement.

Non-transferability of awards. Unless the administrator provides otherwise, our 2015 Plan generally does not allow for the transfer of awards and only the recipient of an option or stock appreciation right may exercise such an award during his or her lifetime.

Certain adjustments. In the event of certain corporate events or changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under the 2015 Plan, the administrator will make adjustments to one or more of the number and class of shares that may be delivered under the 2015 Plan and/or the number, class and price of shares covered by each outstanding award and the numerical share limits contained in the 2015 Plan. In the event of our proposed winding up, liquidation or dissolution, the administrator will notify participants as soon as practicable and all awards will terminate immediately prior to the consummation of such proposed transaction.

Merger or change in control. Our 2015 Plan provides that in the event of a merger or change in control, as defined under the 2015 Plan, each outstanding award will be treated as the administrator determines, including, but not limited to, providing for the assumption or substitution of the outstanding award, the cancellation of the outstanding award on such terms and conditions as it deems appropriate, including providing for the cancellation of such outstanding award for a cash payment.

Amendment, termination. Our board of directors has the authority to amend, suspend or terminate the 2015 Plan provided such action does not impair the existing rights of any participant. Our 2015 Plan will automatically terminate in 2025, unless we terminate it sooner.

Bonus Plan

We anticipate that prior to the completion of this offering, our board of directors will adopt our Bonus Plan. The Bonus Plan will allow our compensation committee to provide cash incentive awards to selected employees, including our named executive officers, based upon performance goals established by our compensation committee.

Under the Bonus Plan, our compensation committee will determine the performance goals applicable to any award. Performance goals that include our financial results may be determined in accordance with U.S. generally accepted accounting principles, or GAAP, or such financial results may consist of non-GAAP financial measures, and any actual results may be adjusted by our compensation committee for one-time items or unbudgeted or unexpected items when determining whether the performance goals have been met. The performance goals may be on the basis of any factors our compensation committee determines relevant and may be adjusted on an individual, divisional, business unit or company-wide basis. The performance goals may differ from participant to participant and from award to award.

Our compensation committee, may, in its sole discretion and at any time, increase, reduce or eliminate a participant’s actual award.

Actual awards will be paid in cash only after they are earned, which usually requires continued employment through the date the bonus is paid.

Our board of directors or our compensation committee will have the authority to amend, alter, suspend or terminate the Bonus Plan, provided such action does not impair the existing rights of any participant with respect to any earned bonus.

401(k) Plan

We maintain a defined contribution retirement plan for our eligible U.S. employees. Participants may make pre-tax contributions to the plan from their eligible earnings, and we may make matching contributions and profit sharing contributions to eligible participants, in each case, up to the statutorily prescribed annual limits on contributions under the Internal Revenue Code. In 2014, the company, for the first time, provided a matching contribution equal to 50% of the first 6% of the participants’ contributions to the 401(k) plan. Contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. The plan is intended to be qualified under Section 401(a) of the Internal Revenue Code, and the plan’s trust is intended to be tax exempt under Section 501(a) of the Internal Revenue Code. As a tax-qualified 401(k) plan, contributions to the 401(k) plan, and income earned on such contributions, are not taxable to participants until withdrawn or distributed from the 401(k) plan.

Limitation of Liability and Indemnification of Directors and Officers

Our amended and restated certificate of incorporation, which will become effective upon the closing of this offering, will contain provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

•	any breach of their duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which they derived an improper personal benefit.

Our amended and restated bylaws, which will become effective upon the closing of this offering, will provide that we shall indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit or proceeding, by reason of the fact that he or she is or was one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust or other enterprise. Our amended and restated bylaws will provide that we may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit or proceeding, by reason of the fact that he or she is or was one of our employees or agents or is or was serving at our request as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Our amended and restated bylaws will also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to very limited exceptions.

Prior to the closing of this offering, we intend to obtain insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these officers and directors pursuant to our indemnification obligations or otherwise as a matter of law.

Prior to the closing of this offering, we intend to enter into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements may require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements may also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

The underwriting agreement provides for indemnification by the underwriters of us and our officers, directors and employees for certain liabilities arising under the Securities Act, or otherwise.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the compensation arrangements, including employment, termination of employment and change in control arrangements, and indemnification arrangements, discussed, when required, in the sections titled “Management” and “Executive Compensation” and the registration rights described in the section titled “Description of Capital Stock—Registration Rights,” the following is a description of each transaction since February 1, 2012 and each currently proposed transaction in which:

•	we have been or are to be a participant;

•	the amount involved exceeded or will exceed $120,000; and

•	any of our directors, executive officers, or holders of more than 5% of any class of our voting securities, or any immediate family member of, or person sharing the household with, any of these persons, had or will have a direct or indirect material interest.

Stock Transfer Agreements

In April 2014, Eric B. Stang, our President and Chief Executive Officer, transferred without consideration (i) 300,000 shares of common stock to The Stang Family 2014 Grantor Retained Annuity Trust, (ii) 10,000 shares of common stock to Adrienne T. Stang, (iii) 5,000 shares of common stock to Sarah E. Fisher and (iv) 5,000 shares of common stock to Michael L. Obermayr. We waived any and all rights of first refusal relating to such transfers.

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and officers. The indemnification agreements and our certificate of incorporation and bylaws require us to indemnify our directors and officers to the fullest extent permitted by Delaware law. For more information regarding these indemnification agreements, see “Executive Compensation—Limitation of Liability and Indemnification of Directors and Officers.”

Investors’ Rights Agreement

In June 2009, we entered into an amended and restated investors’ rights agreement, as amended in July 2012, which we refer to as our investors’ rights agreement, with certain of our stockholders, including entities affiliated with Worldview Technology Partners, our majority stockholder, WI Harper Group, a 5% holder, and our directors, Peter J. Goettner, Sean N. Parker and James Wei. The investors’ rights agreement, among other things:

•	grants such stockholders certain registration rights with respect to certain shares of our common stock issued or issuable upon conversion of the shares of our Series Alpha convertible preferred stock and Series Alpha-1 convertible preferred stock or upon exercise of certain warrants. For a description of these registration rights, see “Description of Capital Stock—Registration Rights.”

•	obligates us to deliver periodic financial statements to certain stockholders who are parties to our investors’ rights agreement, as amended, including entities affiliated with Worldview Technology Partners; and

•	grants a preemptive right to participate in sales of our shares by us, subject to specified exceptions such as this offering, to certain stockholders, including entities affiliated with Worldview Technology Partners.

For more information regarding the registration rights provided in this agreement, see “Description of Capital Stock—Registration Rights.” The provisions of this agreement related to delivery of financial statements and preemptive rights will terminate upon completion of this offering. This summary discusses certain material provisions of our investors’ rights agreement and is qualified by the full text of our investors’ rights agreement filed as an exhibit to the registration statement of which this prospectus is a part.

Voting Agreement

In June 2009, we entered into an amended and restated voting agreement, as amended in September 2009, with certain of our stockholders, including entities affiliated with Worldview Technology Partners, our majority stockholder, WI Harper Group, a 5% holder, and our directors, Peter J. Goettner, Sean N. Parker and James Wei. The voting agreement, among other things:

•	for the voting of shares with respect to the composition of the board of directors; and

•	for the voting of shares with respect to certain transactions approved by our board of directors and by the holders of a majority of our outstanding convertible preferred stock.

This agreement will terminate upon completion of this offering.

Right of First Refusal and Co-Sale Agreement

In June 2009, we entered into an amended and restated right of first refusal and co-sale agreement with certain of our stockholders, including entities affiliated with Worldview Technology Partners, our majority stockholder, WI Harper Group, a 5% holder, and our directors, Peter J. Goettner, Sean N. Parker and James Wei. The amended and restated right of first refusal and co-sale agreement, among other things, grants certain of our investors certain rights of first refusal and co-sale with respect to proposed transfers of our securities by certain stockholders.

This agreement will terminate upon completion of this offering.

Policies and Procedures for Related Party Transactions

Our audit committee charter will be effective when we complete this offering. The charter states that our audit committee is responsible for reviewing and approving in advance any related party transaction. All of our directors, officers and employees are required to report to the audit committee prior to entering into any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships in which we are to be a participant, the amount involved exceeds $120,000 and a related person had or will have a direct or indirect material interest, including purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person.

We believe that we have executed all of the transactions set forth under the section entitled “Related Party Transactions” on terms no less favorable to us than we could have obtained from unaffiliated third parties. It is our intention to ensure that all future transactions between us and our officers, directors and principal stockholders and their affiliates, are approved by the audit committee of our board of directors, and are on terms no less favorable to us than those that we could obtain from unaffiliated third parties.

PRINCIPAL STOCKHOLDERS

The following table and footnotes set forth information with respect to the beneficial ownership of our common stock as of January 31, 2015, subject to certain assumptions set forth in the footnote and as adjusted to reflect the sale of the shares of common stock offered in the public offering under this prospectus for:

•	each holder of 5% of more of the outstanding shares of our common stock;

•	each of our named executive officers;

•	each of our directors; and

•	all of our executive officers and directors as a group.

In accordance with SEC rules, each listed person’s beneficial ownership includes:

•	all shares the investor actually owns beneficially or of record;

•	all shares over which the investor has or shares voting or dispositive control (such as in the capacity as a general partner of an investment fund); and

•	all shares the investor has the right to acquire beneficial ownership of within 60 days after January 31, 2015.

Our calculation of the percentage of beneficial ownership prior to this offering is based on 22,742,394 shares of common stock outstanding as of January 31, 2015, assuming the automatic conversion of all outstanding shares of our convertible preferred stock on a one-for-one basis into 16,707,522 shares of common stock and shares outstanding after completion of this offering. The percentage ownership information assumes no exercise of the underwriters’ option to purchase additional shares.

Unless otherwise indicated, we believe, based on the information furnished to us, that the persons named in the table below have sole voting and investment power with respect to all securities that they beneficially own, subject to community property laws where applicable. Unless otherwise noted below, the business address of the stockholders listed below is the address of our principal executive office, 1880 Embarcadero Road, Palo Alto, California 94303.

	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Name and Address		Before the Offering	After the Offering
5% Stockholders:
Entities affiliated with Worldview Technology Partners(1)	13,002,317	57.17%
WI Harper INC Fund VI Ltd(2)	1,375,205	6.05%
Named Executive Officers and Directors:
Eric B. Stang(3)	1,809,792	7.96%
Ravi Narula(4)	155,664	*
Spencer D. Jackson(5)	146,000	*
James A. Gustke	349,663	1.54%
Alison Davis(6)	80,000	*
Andrew H. Galligan(7)	378,093	1.64%
Peter J. Goettner(8)	50,000	*
Russell Mann(9)	119,760	*
Sean N. Parker(10)	127,193	*
William D. Pearce(11)	83,885	*
James Wei(1)(12)	13,078,983	57.51%
All executive officers and directors as a group (11 persons)	16,379,033	69.66%

*	Represents beneficial ownership of less than 1% of the outstanding shares of our common stock.

(1)	Consists of (i) 82,013 shares held of record by Worldview Strategic Partners IV, L.P.; (ii) 1,805,694 shares of record held by Worldview Technology International IV, L.P.; and (iii) 11,114,610 shares of record held by Worldview Technology Partners IV, L.P. Worldview Capital IV, L.P. is the general partner of Worldview Technology Partners IV, L.P., Worldview Technology International IV, L.P., and Worldview Strategic Partners IV, L.P., and Worldview Equity I, L.L.C. is the general partner of Worldview Capital IV, L.P. (collectively referred to as the “Worldview Entities”). The members of Worldview Equity I, L.L.C. are James Wei, Mike Orsak and Susumu Tanaka, and they exercise shared voting and dispositive control over the shares held by the Worldview Entities. As a result, and by virtue of the relationships described in this footnote, each of the members of Worldview Equity I, L.L.C. may be deemed to share beneficial ownership of the shares held by the Worldview Entities. The address for each of the entities identified in this footnote is 101 S. Ellsworth Avenue, Suite 401, San Mateo, California 94401.
(2)	WI Harper INC VI Management Limited, is the manager of WI Harper INC Fund VI Ltd. Peter Yeau-Hwan Liu and David Ying Zhang are the controlling shareholders of the manager, and accordingly, they exercise shared voting and dispositive power over the shares held by WI Harper INC Fund VI Ltd. As a result, and by virtue of the relationships described in this footnote, each of Peter Yeau-Hwan Liu and David Ying Zhang may be deemed to share beneficial ownership of the shares held by WI Harper INC Fund VI Ltd. The registered address of WI Harper INC Fund VI Ltd. is M&C Corporate Services Limited, PO Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.
(3)	Consists of (i) 1,509,792 shares of restricted stock held by Mr. Stang, 1,275,819 of which are vested as of January 31, 2015 and 38,743 of which are scheduled to vest within 60 days after January 31, 2015; and (ii) 300,000 shares held by The Stang Family 2014 Grantor Retained Annuity Trust. Mr. Stang may be deemed to hold sole voting and dispositive power with respect to the shares held by The Stang Family 2014 Grantor Retained Annuity Trust.
(4)	Consists of 155,664 shares issuable upon the exercise of stock options exercisable as of January 31, 2015, none of which are vested as of January 31, 2015 and none of which are scheduled to vest within 60 days after January 31, 2015.
(5)	Consists of (i) 71,000 shares of restricted stock held by Mr. Jackson, 16,312 of which are vested as of January 31, 2015 and 3,125 of which are scheduled to vest within 60 days after January 31, 2015; and (ii) 75,000 shares of restricted stock held of record by Millennium Trust Company, LLC, Custodian FBO Spencer D Jackson Roth/IRA, 20,312 of which are vested as of January 31, 2015 and 3,125 of which are scheduled to vest within 60 days after January 31, 2015. Mr. Jackson holds voting and dispositive power with respect to the shares held of record by Millennium Trust Company, LLC, Custodian FBO Spencer D Jackson Roth/IRA.
(6)	Consists of (i) 40,000 shares of restricted stock held by Ms. Davis, 10,000 of which are vested as of January 31, 2015 and 3,333 of which are scheduled to vest within 60 days after January 31, 2015; and (ii) 40,000 shares issuable upon the exercise of stock options exercisable as of January 31, 2015, none of which are vested as of January 31, 2015 and none of which are scheduled to vest within 60 days after January 31, 2015.
(7)	Consists of (i) 39,893 shares of restricted stock held by Mr. Galligan, 38,008 of which are vested as of January 31, 2015 and 1,885 of which scheduled to vest within 60 days after January 31, 2015; and (ii) 338,200 shares issuable upon the exercise of options exercisable as of January 31, 2015, 269,658 of which are vested as of January 31, 2015 and 2,917 of which are scheduled to vest within 60 days after January 31, 2015.
(8)	Consists of 50,000 shares of restricted stock held by Mr. Goettner, 13,541 of which are vested as of January 31, 2015 and 2,084 of which are scheduled to vest within 60 days after January 31, 2015. Mr. Goettner’s address is Worldview Technology Partners, 101 S. Ellsworth Avenue, Suite 401, San Mateo, California 94401.
(9)	Consists of (i) 116,635 shares issuable upon the exercise of options exercisable as of January 31, 2015, 109,343 of which are vested as of January 31, 2015 and 417 of which are scheduled to vest within 60 days after January 31, 2015; and (ii) 3,125 issuable upon the exercise of options exercisable within 60 days after January 31, 2015, all of which are scheduled to vest within 60 days after January 31, 2015.

(10)	Consists of (i) 7,500 shares held by Mr. Parker; (ii) 42,736 shares issuable upon conversion of shares of Series Alpha convertible preferred stock held by Mr. Parker; (iii) 34,359 shares issuable upon the exercise of options exercisable as of January 31, 2015, all of which are vested as of January 31, 2015; and (iv) 42,598 shares issuable upon conversion of shares of Series Alpha convertible preferred stock issuable upon exercise of warrants held by Mr. Parker.
(11)	Consists of 83,885 shares issuable upon the exercise of options exercisable as of January 31, 2015, 65,135 of which are vested as of January 31, 2015 and 2,083 of which are scheduled to vest within 60 days after January 31, 2015.
(12)	Consists of (i) 13,002,317 shares beneficially owned by entities affiliated with Worldview Technology Partners, and (ii) 76,666 shares of restricted stock held by Mr. Wei, 20,762 of which are vested as of January 31, 2015 and 3,196 of which are scheduled to vest within 60 days after January 31, 2015. Mr. Wei’s address is Worldview Technology Partners, 101 S. Ellsworth Avenue, Suite 401, San Mateo, California 94401.

DESCRIPTION OF CAPITAL STOCK

Description of Capital Stock

The following is a description of the material terms of our amended and restated certificate of incorporation and amended and restated bylaws as each will be in effect as of the completion of this offering, and of specific provisions of Delaware General Corporation Law, or DGCL. The following description is intended as a summary only. Copies of our amended and restated certificate of incorporation and amended and restated bylaws have been filed as exhibits to the registration statement of which this prospectus is a part.

General

Immediately following the closing of this offering, our authorized capital stock will consist of         shares of common stock, $0.0001 par value per share, and             shares of preferred stock, $0.0001 par value per share, all of which preferred stock will be undesignated. The following information reflects the filing of our amended and restated certificate of incorporation and the conversion of all outstanding shares of our preferred stock into shares of common stock immediately prior to the closing of this offering.

Upon the closing of this offering and based on 22,742,394 shares of our common stock outstanding as of January 31, 2015,             shares of our common stock will be outstanding, assuming the conversion of all outstanding shares of our convertible preferred stock into 16,707,522 shares of our common stock immediately prior to the closing of this offering. As of January 31, 2015, we had 144 stockholders of record.

Common Stock

As of January 31, 2015, we had 22,742,394 shares of common stock issued and outstanding assuming the conversion of all outstanding shares of our convertible preferred stock into 16,707,522 shares of our common stock as if such conversion had occurred on January 31, 2015. The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Cumulative voting for the election of directors is not provided for in our certificate of incorporation, which means the holders of a majority of our shares of common stock can elect all of the directors then standing for election. Subject to preferences that may be applicable to any outstanding convertible preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available for that purpose. See “Dividend Policy.” In the event of liquidation, dissolution or winding up of the company, the holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to the prior distribution rights of any outstanding convertible preferred stock. The common stock has no preemptive or conversion rights or other subscription rights. The outstanding shares of common stock are, and the shares of common stock to be issued upon completion of this offering will be, fully paid and non-assessable.

Preferred Stock

As of January 31, 2015 there were 16,707,522 shares of convertible preferred stock outstanding, which will automatically convert, immediately prior to the completion of this offering, into 16,707,522 shares of our common stock. After the closing of this offering, the board of directors will have the authority, without further action by the stockholders, to issue up to             shares of preferred stock, $0.0001 par value per share, in one or more series. The board of directors will also have the authority to designate the rights, preferences, privileges and restrictions of each such series, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences, sinking fund terms and the number of shares constituting any series.

The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of the company without further action by the stockholders. The issuance of convertible preferred stock with voting and conversion rights may also adversely affect the voting power of the holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In certain circumstances, an issuance of preferred stock could have the effect of decreasing the market price of the common stock. As of the closing of the offering, no shares of convertible preferred stock will be outstanding. We currently have no plans to issue any shares of convertible preferred stock.

Warrants

As of January 31, 2015, we had warrants outstanding to purchase up to 176,005 shares of our common stock, at exercise prices ranging from approximately $2.35 per share to $33.00 per share and warrants outstanding to purchase up to 384,028 shares of our Series Alpha convertible preferred stock at an exercise price of approximately $2.35 per share. Each outstanding warrant contains provisions for the adjustment of the exercise price and the number of shares issuable upon exercise in the event of stock dividends, stock splits, reorganizations and reclassifications, consolidations and the like. The shares issuable upon exercise of the outstanding warrants to purchase Series Alpha convertible preferred stock will convert into 384,028 shares of common stock if these warrants are exercised for cash, at an exercise price of approximately $2.35 per share, immediately prior to the closing of this offering. If such warrants are not exercised immediately prior to the closing of this offering, (i) the shares issuable upon exercise of warrants to purchase 174,651 shares of our Series Alpha convertible preferred stock will convert into 174,651 shares of common stock common stock; (ii) warrants to purchase 68,802 shares of our Series Alpha convertible preferred stock will terminate upon the closing of this offering; and (iii) a warrant to purchase 140,575 shares of our Series Alpha convertible preferred stock may be exercised or settled in cash, net of the aggregate exercise price, upon the closing of this offering.

Options

As of January 31, 2015, we had outstanding options to purchase 3,786,443 shares of our common stock under our 2005 Plan and 266,053 shares remained available for future awards.

Registration Rights

Following this offering’s completion, the holders of an aggregate of 16,707,522 shares of our common stock, or their permitted transferees, are entitled to rights with respect to the registration of these shares under the Securities Act. These rights are provided under the terms of an investors’ rights agreement between us and the holders of these shares, and include demand registration rights, short-form registration rights and piggyback registration rights, as set forth below.

The registration rights terminate with respect to the registration rights of an individual holder on the earliest to occur of two years following the completion of this offering, the liquidation, dissolution or indefinite cessation of the business operations of our company, the closing of a deemed liquidation, dissolution or winding up of our company pursuant to our amended and restated certificate, or the execution by our company of a general assignment for the benefit of creditors or appointment of a receiver or trustee to take possession of our property and assets.

Demand Registration Rights

At any time after June 19, 2014, the holders of at least a majority of the common stock issued or issuable upon conversion of the convertible preferred stock may demand that we effect a registration under the Securities Act covering the public offering and sale of 20% or more, or a lesser percent if the anticipated offering price, net of underwriting discounts and commissions, would exceed $2,000,000, of such registrable securities held by such stockholders. Upon any such demand we must effect the registration of such registrable securities that have been requested to register together with all other registrable securities that we may have been requested to register by other stockholders pursuant to the incidental registration rights described below. We are only obligated to effect two registrations in response to these demand registration rights.

Piggyback Registration Rights

In connection with this offering, certain holders were entitled to, and the necessary percentage of holders waived, their rights to notice of this offering and to include their shares of registrable securities in this offering. If we register any securities for public sale in another offering, including pursuant to any stockholder initiated demand registration, holders of such registrable securities will have the right to include their shares in the registration statement, subject to certain exceptions. The underwriters of any underwritten offering will have the right to limit the number registrable securities to be included in the registration statement, subject to certain restrictions.

Form S-3 Registration Rights

Following this offering, we may be obligated under our investors’ rights agreement to effect a registration on Form S-3 under the Securities Act. At any time after we are qualified to file a registration statement on Form S-3, the holders of a majority of such registrable securities may request in writing that we effect a registration on Form S-3 if the proposed aggregate offering price of the shares to be registered by the holders requesting registration is at least $500,000, subject to certain exceptions.

Expenses of Registration

We will pay all registration expenses related to any demand, piggyback or Form S-3 registration, including reasonable fees and disbursements of one special counsel for the holders of such registrable securities, other than underwriting discounts and commissions (if any), which will be borne by the holders of such registrable securities.

Anti-Takeover Effects of Delaware Law and Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Our amended and restated certificate of incorporation and our amended and restated bylaws, which will be in effect upon the completion of this offering, will contain certain provisions that could have the effect of delaying, deterring or preventing another party from acquiring control of us. These provisions and certain provisions of Delaware law, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate more favorable terms with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us.

Undesignated Preferred Stock

As discussed above, our board of directors will have the ability to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of our company.

Limits on Ability of Stockholders to Act by Written Consent or Call a Special Meeting

Our amended and restated certificate of incorporation will provide that our stockholders may not act by written consent, which may lengthen the amount of time required to take stockholder actions. As a result, a holder controlling a majority of our capital stock would not be able to amend our bylaws or remove directors without holding a meeting of our stockholders called in accordance with our bylaws.

In addition, our amended and restated bylaws will provide that special meetings of the stockholders may be called only by the chairperson of the board, the Chief Executive Officer or our board of directors. Stockholders may not call a special meeting, which may delay the ability of our stockholders to force consideration of a proposal or for holders controlling a majority of our capital stock to take any action, including the removal of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our amended and restated bylaws will establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a committee of our board of directors. These provisions may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

Board Classification

Upon the closing of the offering, our board of directors will be divided into three classes, one class of which is elected each year by our stockholders. The directors in each class will serve three-year terms. For more information on the classified board, see “Management—Board of Directors.” A third party may be discouraged from making a tender offer or otherwise attempting to obtain control of us as it is it more difficult and time-consuming for stockholders to replace a majority of the directors on a classified board.

No Cumulative Voting

Our amended and restated certificate of incorporation and amended and restated bylaws will not permit cumulative voting in the election of directors. Cumulative voting allows a stockholder to vote a portion or all of its shares for one or more candidates for seats on the board of directors. Without cumulative voting, a minority stockholder may not be able to gain as many seats on our board of directors as the stockholder would be able to gain if cumulative voting were permitted. The absence of cumulative voting makes it more difficult for a minority stockholder to gain a seat on our board of directors to influence our board’s decision regarding a takeover.

Amendment of Charter and Bylaws Provisions

The amendment of the above provisions of our amended and restated certificate of incorporation will require approval by holders of at least two thirds of our outstanding capital stock entitled to vote generally in the election of directors. The amendment of our bylaws will require approval by the holders of at least two thirds of our outstanding capital stock entitled to vote generally in the election of directors.

Delaware Anti-Takeover Statute

We are subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

•	prior to the date of the transaction, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, calculated as provided under Section 203; or

•	at or subsequent to the date of the transaction, the business combination is approved by our board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We anticipate that Section 203 may also discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

The provisions of Delaware law and the provisions of our amended and restated certificate of incorporation and amended and restated bylaws, as amended upon the completion of this offering, could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they might also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions might also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders might otherwise deem to be in their best interests.

Transfer Agent and Registrar

Upon the completion of this offering, the transfer agent and registrar for our common stock will be             . The transfer agent and registrar’s address is             , and its telephone number is             .

Listing

We intend to apply to list our common stock on the New York Stock Exchange under the trading symbol “OOMA.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has not been any public market for our common stock, and we make no prediction as to the effect, if any, that market sales of shares of common stock or the availability of shares of common stock for sale will have on the market price of common stock prevailing from time to time. Nevertheless, sales of substantial amounts of common stock in the public market, or the perception that such sales could occur, could adversely affect the market price of common stock and could impair our future ability to raise capital through the sale of equity securities.

Based on the number of shares outstanding as of January 31, 2015, when this offering is complete, we will have an aggregate of              shares of common stock outstanding.

Of the outstanding shares, all of the              shares sold in this offering will be freely tradable. The remaining              shares of common stock will be deemed “restricted securities” as defined in Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or Rule 701, promulgated under the Securities Act, which rules are summarized below.

As a result of the contractual restrictions described below and the provisions of Rules 144 and 701, the restricted shares will be available for sale in the public market as follows:

•	no shares will be eligible for sale when this offering is complete; and

•	shares will be eligible for sale upon the expiration of the lock-up agreements, described below, beginning 181 days after the date of this prospectus.

In addition, of the 3,786,443 shares of our common stock that were subject to stock options outstanding as of January 31, 2015, options to purchase              shares of common stock were vested as of January 31, 2015 and will be eligible for sale 181 days following the date of this prospectus.

Lock-Up Agreements and Obligations

We, all of our directors, officers and substantially all of our securityholders have entered into lock-up agreements that generally provide that these holders will not offer, pledge, sell, agree to sell, directly or indirectly, or otherwise dispose of any shares of common stock or any securities convertible into or exchangeable for shares of common stock without the prior written consent of Credit Suisse Securities (USA) LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated for a period of 180 days from the date of this prospectus, subject to certain exceptions. These agreements, and the exceptions thereto, are described beginning on page 143 of this prospectus in the section titled “Underwriting.”

In addition, each grant agreement under our 2005 Plan contains restrictions similar to those set forth in the lock-up agreements described above limiting the disposition of securities issuable pursuant to those plans for a period of 180 days following the date of this prospectus.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell such shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements described above, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares, assuming no exercise of the underwriters’ option to purchase additional shares of common stock, immediately after this offering; or

•	the average weekly trading volume of our common stock on the during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701, as presently in effect, generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation, or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling such shares pursuant to Rule 701.

As of January 31, 2015, 4,285,928 shares of our outstanding common stock had been issued in reliance on Rule 701 as a result of exercises of stock options and stock awards. These shares will be eligible for resale in reliance on this rule upon expiration of the lock-up agreements described above.

Stock Options

We intend to file a registration statement on Form S-8 under the Securities Act covering all of the shares of our common stock subject to options outstanding or reserved for issuance under our stock plans, and shares of our common stock issued upon the exercise of options by employees. We expect to file this registration statement as soon as permitted under the Securities Act. Shares covered by this registration statement will be eligible for sale in the public market, upon the expiration or release from the terms of the lock-up agreements, and subject to vesting of such shares.

Registration Rights

When this offering is complete, the holders of an aggregate of              shares of our common stock, or their transferees, will be entitled to rights with respect to the registration of their shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of such registration. For a further description of these rights, see “Description of Capital Stock—Registration Rights.”

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

This section summarizes certain material U.S. federal income tax considerations relating to the ownership and disposition of our common stock sold pursuant to this offering to a “non-U.S. holder” (as defined below). This summary does not provide a complete analysis of all potential tax considerations. The information provided below is based upon provisions of the Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions currently in effect. These authorities may change at any time, possibly on a retroactive basis, or the Internal Revenue Service, or the IRS, might interpret the existing authorities differently. In either case, the tax considerations of owning or disposing of our common stock could differ from those described below. As a result, we cannot assure you that the U.S. federal income tax considerations described in this discussion will not be challenged by the IRS or will be sustained by a court if challenged by the IRS.

This summary does not address the tax considerations arising under the alternative minimum tax, the net investment income tax, the laws of any state, local or non-U.S. jurisdiction, or under U.S. federal gift and estate tax laws. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies or other financial institutions;

•	partnerships or entities or arrangements treated as partnerships or other pass-through entities for U.S. federal income tax purposes (or investors in such entities);

•	corporations that accumulate earnings to avoid U.S. federal income tax;

•	tax-exempt or governmental organizations or tax-qualified retirement plans;

•	real estate investment trusts or regulated investment companies;

•	controlled foreign corporations or passive foreign investment companies;

•	persons who acquired our common stock pursuant to the exercise of an employee stock option or otherwise as compensation for services;

•	dealers in securities or currencies;

•	traders in securities who elect to use a mark-to-market method of accounting for their securities holdings;

•	persons who own, or are deemed to own, more than 5% of our capital stock (except to the extent specifically set forth below);

•	certain former citizens or long-term residents of the U.S.;

•	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction;

•	persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, for investment purposes); or

•	persons deemed to sell our common stock under the constructive sale provisions of the Code.

In addition, if a partnership or entity classified as a partnership for U.S. federal income tax purposes is a beneficial owner of our common stock, the tax treatment of a partner in the partnership or an owner of the entity will depend upon the status of the partner or other owner and the activities of the partnership or other entity. Accordingly, this summary does not address U.S. federal income tax considerations applicable to partnerships that hold our common stock, and partners in such partnerships should consult their tax advisors.

INVESTORS CONSIDERING THE PURCHASE OF OUR COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME,

GIFT AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE CONSEQUENCES OF FOREIGN, STATE OR LOCAL LAWS, AND TAX TREATIES.

Definition of Non-U.S. Holder

For purposes of this summary, a “non-U.S. holder” is any holder of our common stock, other than an entity taxable as a partnership for U.S. federal income tax purposes, that is not:

•	an individual who is a citizen or resident of the U.S.;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the U.S., any state therein or the District of Columbia or otherwise treated as such for U.S. federal income tax purposes;

•	a trust that (1) is subject to the primary supervision of a U.S. court and one or more U.S. persons have authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or

•	an estate whose income is subject to U.S. federal income tax regardless of source.

If you are a non-U.S. citizen who is an individual, you may, in many cases, be deemed to be a resident alien, as opposed to a nonresident alien, by virtue of being present in the U.S. for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For these purposes, all the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year are counted. Resident aliens are subject to U.S. federal income tax as if they were U.S. citizens. Such an individual is urged to consult his or her own tax advisor regarding the U.S. federal income tax consequences of the ownership, sale, exchange or other disposition of our common stock.

Distributions on Our Common Stock

We do not expect to declare or make any distributions on our common stock in the foreseeable future. If we do make any distributions on shares of our common stock, however, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will constitute a return of capital that is applied against and reduces, but not below zero, a non-U.S. holder’s adjusted tax basis in shares of our common stock. Any remaining excess will be treated as gain realized on the sale or other disposition of our common stock. See “Sale of Common Stock.”

Subject to the discussion below regarding the Foreign Account Tax Compliance Act, or FATCA, and backup withholding, any distribution made to a non-U.S. holder on our common stock that is not effectively connected with a non-U.S. holder’s conduct of a trade or business in the U.S. will generally be subject to U.S. withholding tax at a 30% rate. The withholding tax might not apply, however, or might apply at a reduced rate, under the terms of an applicable income tax treaty between the U.S. and the non-U.S. holder’s country of residence. You should consult your tax advisors regarding your entitlement to benefits under a relevant income tax treaty. Generally, in order for us or our paying agent to withhold tax at a lower treaty rate, a non-U.S. holder must certify its entitlement to treaty benefits. A non-U.S. holder generally can meet this certification requirement by providing an IRS Form W-8BEN or W-8BEN-E (or any successor form to the IRS Form W-8BEN or W-8BEN-E), or appropriate substitute form to us or our paying agent. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to the agent. The holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. If you are eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty, you may obtain a refund or credit from the IRS of any excess amounts withheld by filing an appropriate claim for a refund with the IRS in a timely manner.

Distributions received by a non-U.S. holder that are effectively connected with a U.S. trade or business conducted by the non-U.S. holder, and, if required by an applicable income tax treaty between the U.S. and the non-U.S. holder’s country of residence, are attributable to a permanent establishment maintained by the non-U.S. holder in the U.S., are not subject to such withholding tax. To obtain this exemption, a non-U.S. holder must provide us with an IRS Form W-8ECI properly certifying such exemption. Such effectively connected distributions, although not subject to U.S. withholding tax, are generally taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. In addition to the graduated tax described above, distributions received by corporate non-U.S. holders that are effectively connected with a U.S. trade or business of the corporate non-U.S. holder may also be subject to a branch profits tax equal to 30% of its effectively connected earnings and profits for the taxable year, as adjusted for certain items, although an applicable income tax treaty between the U.S. and the non-U.S. holder’s country of residence might provide for a lower rate.

Sale of Common Stock

Subject to the discussion below regarding FATCA and backup withholding, non-U.S. holders will generally not be subject to U.S. federal income tax on any gains realized on the sale, exchange or other disposition of common stock unless:

•	the gain is effectively connected with the conduct by the non-U.S. holder of a U.S. trade or business and, if required by an applicable income tax treaty between the U.S. and the non-U.S. holder’s country of residence, is attributable to a permanent establishment (or, in the case of an individual, a fixed base) maintained by the non-U.S. holder in the U.S. (in which case the special rules described below apply);

•	the non-U.S. holder is an individual who is present in the U.S. for 183 days or more in the taxable year of the sale, exchange or other disposition of our common stock, and certain other requirements are met (in which case the gain would be subject to a flat 30% tax, or such reduced rate as may be specified by an applicable income tax treaty, which may be offset by U.S. source capital losses, even though the individual is not considered a resident of the U.S.); or

•	the rules of the Foreign Investment in Real Property Tax Act, or FIRPTA, treat the gain as effectively connected with a U.S. trade or business.

The FIRPTA rules may apply to a sale, exchange or other disposition of our common stock if we are at the time of the disposition, or were within the shorter of the five-year period preceding the disposition and the non-U.S. holder’s holding period, a “U.S. real property holding corporation, or USRPHC. In general, we would be a USRPHC if interests in U.S. real property comprised at least half of the value of our business assets. If we are or become a USRPHC, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as U.S. real property interests subject to the FIRPTA rules only if a non-U.S. holder actually owns or constructively holds more than 5% of our outstanding common stock.

If any gain from the sale, exchange or other disposition of common stock, (1) is effectively connected with a U.S. trade or business conducted by a non-U.S. holder and (2) if required by an applicable income tax treaty between the U.S. and the non-U.S. holder’s country of residence, is attributable to a permanent establishment (or, in the case of an individual, a fixed base) maintained by such non-U.S. holder in the U.S., then the gain generally will be subject to U.S. federal income tax at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. If the non-U.S. holder is a corporation, under certain circumstances, that portion of its earnings and profits that is effectively connected with its U.S. trade or business, subject to certain adjustments, generally would be subject to a “branch profits tax.” The branch profits tax is equal to 30% of its effectively connected earnings and profits for the taxable year, as adjusted for certain items, although an applicable income tax treaty between the U.S. and the non-U.S. holder’s country of residence might provide for a lower rate.

Backup Withholding and Information Reporting

The Code and the Treasury regulations require those who make specified payments to report the payments to the IRS. Among the specified payments are dividends and proceeds paid by brokers to their customers. The required information returns enable the IRS to determine whether the recipient properly included the payments in income. This reporting regime is reinforced by “backup withholding” rules. These rules require the payors to withhold tax from payments subject to information reporting if the recipient fails to cooperate with the reporting regime by failing to provide his taxpayer identification number to the payor, furnishing an incorrect identification number, failing to report interest or dividends on his U.S. tax returns, or failing to otherwise establish an exemption to these rules. The backup withholding rate is currently 28%. The backup withholding rules do not apply to payments to corporations, whether domestic or foreign, provided that they establish such exemption.

Payments to non-U.S. holders of dividends on common stock generally will not be subject to backup withholding, and payments of proceeds made to non-U.S. holders by a broker upon a sale of common stock will not be subject to information reporting or backup withholding, in each case so long as the non-U.S. holder certifies its nonresident status (and we or our paying agent do not have actual knowledge or reason to know the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied) or otherwise establishes an exemption. The certification procedures to claim treaty benefits described under “Distributions” above will generally satisfy the certification requirements necessary to avoid the backup withholding tax. We must report annually to the IRS any dividends paid to each non-U.S. holder and the tax withheld, if any, with respect to these dividends. Copies of these reports may be made available to tax authorities in the country where the non-U.S. holder resides.

Backup withholding is not an additional tax. Any amounts withheld from a payment to a holder of common stock under the backup withholding rules can be credited against any U.S. federal income tax liability of the holder and may entitle the holder to a refund from the IRS, provided that the required information is furnished to the IRS in a timely manner.

Foreign Account Tax Compliance Act, or FATCA

FATCA imposes a U.S. federal withholding tax of 30% on certain types of U.S. source “withholdable payments” (including dividends and the gross proceeds from the sale or other disposition of U.S. stock) to foreign financial institutions, which are broadly defined for this purpose, and other non-U.S. entities that fail to comply with certain certification and information reporting requirements regarding U.S. account holders or owners of such institutions or entities. The obligation to withhold under FATCA applies to any dividends on our common stock and is currently expected to apply to gross proceeds from the disposition of our common stock paid after December 31, 2016. An intergovernmental agreement between the U.S. and an applicable foreign country may modify the requirements described in this paragraph. Non-U.S. holders should consult their own tax advisors regarding the possible implications of FATCA on their investment in our common stock.

THE PRECEDING DISCUSSION OF U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated                     , we have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as representatives, the following respective numbers of shares of common stock:

Underwriter	Number of Shares
Credit Suisse Securities (USA) LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
JMP Securities LLC
William Blair & Company, L.L.C.
Wunderlich Securities, Inc.

Total

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the option to purchase additional shares described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to             additional shares at the initial public offering price less the underwriting discounts and commissions.

The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $             per share. After the initial public offering, the representatives may change the public offering price and concession to broker-dealers.

The following table summarizes the compensation we will pay:

	Per Share		Total
	Without Option to Purchase Additional Shares	With Option to Purchase Additional Shares	Without Option to Purchase Additional Shares	With Option to Purchase Additional Shares

Underwriting discounts and commissions paid by us	$	$	$	$

We estimate that our total expenses for this offering, excluding the underwriting discounts and commissions, will be approximately $        . We have also agreed to reimburse the underwriters for certain FINRA-related expenses incurred by them in connection with this offering in an amount up to $        .

The representatives have informed us that the underwriters do not expect sales to accounts over which the underwriters have discretionary authority to exceed 5% of the shares of common stock being offered.

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse Securities (USA) LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated and for a period of 180 days after the date of this prospectus except issuances pursuant to the exercise of employee stock options outstanding on the date hereof.

Our officers, directors and substantially all of our existing securityholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated for a period of 180 days after the date of this prospectus, subject to limited exceptions.

The restrictions described in the immediately preceding paragraph shall not apply to:

•	the shares of our common stock to be sold by us in this offering;

•	transactions relating to shares of our common stock acquired in open market transactions after the completion of this offering; provided that no filing under the Exchange Act shall be required or shall be voluntarily made in connection with such open market transactions of our common stock during the 180 days after the date of this prospectus, or the restricted period;

•	transfers of shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock (i) to the spouse, domestic partner, parent, child or grandchild (each, an “immediate family member”) of the holder or to a trust formed for the benefit of the holder or an immediate family member, (ii) by bona fide gift, will or intestacy, (iii) if the holder is a corporation, partnership or other business entity (A) to another corporation, partnership or other business entity that controls, is controlled by or is under common control with the holder or (B) as part of a disposition, transfer or distribution without consideration by the holder to its equity holders or (iv) if the holder is a trust, to a trustor or beneficiary of the trust; provided that in the case of any transfer or distribution pursuant to this exception, (a) each donee, transferee or distributee shall sign and deliver a lock-up letter substantially in the form entered into by the holder and (b) no filing under the Exchange Act, shall be required or shall be voluntarily made during the restricted period;

•	the receipt by the holders from us of shares of our common stock upon the exercise of an option or warrant or the vesting of restricted stock awards, insofar as such option, warrant or restricted stock award was outstanding prior to the date of this prospectus pursuant to an employee benefit plan or agreement disclosed in this prospectus, provided that (i) no public reports, including but not limited to filings under the Exchange Act, will be required to be filed or will be voluntarily made by the holder and (ii) such shares shall be subject to the lock-up obligations during the restricted period;

•	the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of our common stock, provided that (i) such plan does not provide for the transfer of our common stock during the restricted period and (ii) no public disclosure of the entry into such trading plan shall be required or made voluntarily until after the restricted period;

•	the transfer of shares of our common stock to us upon the exercise of an option or warrant or the vesting of restricted stock awards, solely in connection with the payment of taxes due with respect to the cashless exercise of an option, warrant or the vesting of restricted stock, insofar as such option, warrant or restricted stock award was outstanding prior to the date of this prospectus pursuant to an agreement or employee benefit plan disclosed in this prospectus, provided that no public reports or announcements, including but not limited to filings under the Exchange Act, will be required to be filed or will be voluntarily made by the holder;

•	the transfer of shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock that occurs by operation of law, such as pursuant to a qualified domestic order or in connection with a divorce settlement, provided that each such transferee shall sign and deliver a lock-up letter substantially in the same form as executed by the holder; and

•	the transfer of shares of common stock or any security convertible into or exercisable or exchangeable for our common stock pursuant to a bona fide third party tender offer, merger, consolidation or other similar transaction made to all holders of our common stock involving a change of control of us, provided that until such tender offer, merger, consolidation or other such transaction is completed, the common stock owned by the holder shall otherwise remain subject to the restrictions contained in the lock-up agreements. For purposes of this exception, “change of control” shall mean the transfer (whether by tender offer, merger, consolidation or other similar transaction), to a person or group of affiliated persons (other than the underwriters pursuant to this offering), of shares of our common stock if, after such transfer, such person or group of affiliated persons would hold at least a majority of the outstanding voting securities of us (or the surviving entity).

Credit Suisse Securities (USA) LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, in their sole discretion, may release shares of our common stock, or any security convertible into our common stock, in whole or in part at any time with or without notice. At least three business days before the release or waiver of any lock-up restriction on the transfer of such shares by any of our directors or officers, the representatives of the underwriters will notify us of the impending release or waiver and we will announce the impending release or waiver through a major news service at least two business days before the effective date, except where the release or waiver is effected solely to permit a transfer of securities that is not for consideration and where the transferee has agreed in writing to be bound by the same lock-up agreement terms in place for the transferor, to the extent and for the duration that such terms remain in effect at the time of the transfer.

We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

We will apply to list the shares of common stock on the New York Stock Exchange under the symbol “OOMA.”

In connection with the listing of the common stock on the New York Stock Exchange, the underwriters will undertake to sell round lots of 100 shares or more to a minimum of             beneficial owners.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives. In determining the initial public offering price, we and the representatives expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our common shares, or that the shares will trade in the public market at or above the initial public offering price.

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of additional shares that they have the option to purchase. In a naked short position, the number of shares involved is greater than the number of additional shares that they have the option to purchase. The underwriters may close out any covered short position by either exercising their option to purchase additional shares and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares through their option. If the underwriters sell more shares than could be covered by the option to purchase additional shares, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

•	In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of our common stock until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Selling Restrictions

General

Other than in the U.S., no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required.

The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

United Kingdom

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or the Order, or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, or each Relevant Member State, from and including the date on which the European Union Prospectus Directive , or the EU Prospectus Directive, was implemented in that Relevant Member State, or Relevant Implementation Date, an offer of securities described in this prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of securities described in this prospectus may be made to the public in that Relevant Member State at any time:

•	to any legal entity which is a qualified investor as defined under the EU Prospectus Directive;

•	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive); or

•	in any other circumstances falling within Article 3(2) of the EU Prospectus Directive, provided that no such offer of securities described in this prospectus shall result in a requirement for the publication by us of a prospectus pursuant to Article 3 of the EU Prospectus Directive.

For the purposes of this provision, the expression an “offer of securities to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State. The expression “EU Prospectus Directive” means Directive 2003/71/EC (and any amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances that do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong),

or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances that do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), that is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted under the laws of Hong Kong) other than with respect to shares that are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person that is (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and where each beneficiary of which is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that corporation or trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 except (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Switzerland

This document, as well as any other material relating to the shares of our common stock, which are the subject of the offering contemplated by this prospectus, does not constitute an issue prospectus pursuant to Article 652a of the Swiss Code of Obligations. The shares will not be listed on the SIX Swiss Exchange and, therefore, the documents relating to the shares, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of the SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange.

The shares are being offered in Switzerland by way of a private placement, i.e., to a small number of selected investors only, without any public offer and only to investors who do not purchase the shares with the intention to distribute them to the public. The investors will be individually approached by us from time to time.

Notice to Residents of Canada

The distribution of the shares in Canada is being made only in the provinces of Ontario, Quebec and Alberta on a private placement basis such that the shares may be sold only to purchasers resident in those provinces purchasing as principal that are both “accredited investors” as defined in National Instrument 45-106 Prospectus and Registration Exemptions and “permitted clients” as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from the prospectus requirements and in compliance with the registration requirements of applicable securities laws.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or the DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, or ASIC, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons, or the Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Orrick, Herrington & Sutcliffe LLP, Menlo Park, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Cooley LLP, San Francisco, California. Investment partnerships comprised of partners of Orrick, Herrington & Sutcliffe LLP, and one of the firm’s partners, collectively, beneficially own less than 0.05% of the shares of our outstanding common stock as of January 31, 2015.

EXPERTS

The financial statements as of January 31, 2014 and 2015, and for each of the three years in the period ended January 31, 2015, included in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1, including exhibits and schedules filed with the registration statement, of which this prospectus is a part, under the Securities Act with respect to the shares of common stock we propose to sell in this offering. This prospectus does not contain all of the information set forth in the registration statement and exhibits and schedules to the registration statement. For further information with respect to our company and the shares of common stock to be sold in this offering, reference is made to the registration statement, including the exhibits and schedules thereto. Statements contained in this prospectus as to the contents of any contract or other document referred to in this prospectus are not necessarily complete. Copies of the registration statement, including the exhibits and schedules to the registration statement, may be examined without charge at the public reference room of the SEC, 100 F Street, N.E., Room 1580, Washington, DC 20549. Information about the operation of the public reference room may be obtained by calling the SEC at 1-800-SEC-0300. Copies of all or a portion of the registration statement can be obtained from the public reference room of the SEC upon payment of prescribed fees. Our SEC filings, including our registration statement, are also available to you, free of charge, on the SEC’s website at http://www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other SEC information will be available for inspection and copying at the SEC’s public reference facilities and the website referred to above. We also maintain a website at http://www.ooma.com. The inclusion of our website in this prospectus does not include or incorporate by reference the information on our website into this prospectus. When this offering is complete, you may access our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not part of this prospectus or the registration statement of which it forms a part.

OOMA, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Ooma, Inc.

Palo Alto, California

We have audited the accompanying consolidated balance sheets of Ooma, Inc. and its subsidiary (the “Company”) as of January 31, 2014 and 2015, and the related consolidated statements of operations, convertible preferred stock and stockholders’ deficit, and cash flows for each of the three years in the period ended January 31, 2015. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of their internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Ooma, Inc. and its subsidiary as of January 31, 2014 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended January 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

San Jose, California

April 17, 2015

OOMA, INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except per share data)

	As of January 31,		Pro Forma Stockholders’ Equity as of January 31, 2015

	2014	2015
			(Unaudited)
Assets
Current assets
Cash and cash equivalents	$6,364	$9,133	$8,659
Accounts receivable, net	1,698	4,394	4,394
Inventories	4,875	8,081	8,081
Deferred inventory costs	1,497	2,248	2,248
Prepaid expenses	436	648	648
Other current assets	693	297	297

Total current assets	15,563	24,801	24,327
Property and equipment, net	1,367	2,893	2,893
Intangible assets, net	90	1,278	1,278
Long-term deposits	696	695	695
Goodwill	—	1,117	1,117
Other assets	—	493	493

Total assets	$17,716	$31,277	$30,803

Liabilities, convertible preferred stock, and stockholders’ deficit
Current liabilities
Accounts payable	$5,244	$3,967	$3,967
Accrued expenses	5,584	10,313	10,313
Short-term debt	1,401	1,562	1,562
Convertible preferred stock warrant liability	—	474	—
Deferred revenue	10,293	14,348	14,348

Total current liabilities	22,522	30,664	30,190
Long-term debt	1,014	10,398	10,398
Convertible preferred stock warrant liability—noncurrent	361	743	—
Other long-term liabilities	74	945	945
Deferred revenue—noncurrent	63	35	35

Total liabilities	24,034	42,785	41,568

Commitments and contingencies (Note 12)
Series Alpha convertible preferred stock, $0.0001 par value, 16,250,000 shares authorized at January 31, 2014 and 2015, respectively; 15,696,415 and 15,737,230 shares issued and outstanding at January 31, 2014 and 2015, respectively; (liquidation preference $36,847 and $36,943 at January 31, 2014 and 2015, respectively); no shares authorized and no shares issued and outstanding, pro forma (unaudited)	30,536	30,632	—
Series Alpha-1 convertible preferred stock, $0.0001 par value, 1,166,667 shares authorized at January 31, 2014 and 2015; 970,292 shares issued and outstanding at January 31, 2014 and 2015; (liquidation preference $19,490 at January 31, 2014 and 2015); no shares authorized and no shares issued and outstanding, pro forma (unaudited)	3,005	3,005	—
Stockholders’ deficit
Common stock, $0.0001 par value, 25,500,000 and 26,000,000 shares authorized at January 31, 2014 and 2015, respectively; 3,854,356 and 5,030,135 shares issued and outstanding at January 31, 2014 and 2015, respectively; 21,737,657 issued and outstanding, pro forma (unaudited)	—	1	2
Additional paid-in capital	4,487	5,610	39,989
Accumulated deficit	(44,346)	(50,756)	(50,756)

Total stockholders’ deficit	(39,859)	(45,145)	(10,765)

Total liabilities, convertible preferred stock, and stockholders’ deficit	$17,716	$31,277	$30,803

See notes to consolidated financial statements.

OOMA, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands except per share data)

	Year Ended January 31,
	2013	2014	2015
Revenue:
Subscription and services	$24,107	$35,377	$53,828
Product and other	15,126	18,288	18,373

Total revenue	39,233	53,665	72,201

Cost of revenue:
Subscription and services	13,899	15,894	18,284
Product and other	11,590	15,573	18,440

Total cost of revenue	25,489	31,467	36,724

Gross profit	13,744	22,198	35,477

Operating expenses:
Sales and marketing	7,471	13,192	22,276
Research and development	7,023	7,888	12,290
General and administrative	2,508	2,573	6,650

Total operating expenses	17,002	23,653	41,216

Operating loss	(3,258)	(1,455)	(5,739)
Other (expense) income, net:
Interest income (expense), net	(550)	(269)	(323)
Change in fair value of warrants	153	(250)	(795)
Other (expense) income	(8)	(26)	(55)

Loss before income tax benefit	(3,663)	(2,000)	(6,912)
Income tax benefit	—	—	502

Net loss	(3,663)	(2,000)	(6,410)

Net loss per share of common stock, basic and diluted	$(1.77)	$(0.59)	$(1.40)

Weighted-average shares used to compute net loss per share of common stock, basic and diluted	2,071,914	3,377,692	4,568,483

Pro forma net loss per share of common stock, basic and diluted (unaudited)			$(0.26)

Pro forma weighted-average shares used to compute net loss per share of common stock, basic and diluted (unaudited)			21,519,458

See notes to consolidated financial statements.

OOMA, INC.

CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

(Amounts in thousands, except share data)

	Series Alpha Convertible Preferred Stock		Series Alpha-1 Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount	Shares	Amount
BALANCE—January 31, 2012	15,696,415	$30,536	970,292	$3,005	1,302,398	$—	$4,160	$(38,683)	$(34,523)
Issuance of common stock for stock option exercises	—	—	—	—	1,084,653	—	42	—	42
Vesting of early exercised stock options and restricted stock	—	—	—	—	577,195	—	9	—	9
Share-based compensation	—	—	—	—	—	—	173	—	173
Net loss	—	—	—	—	—	—	—	(3,663)	(3,663)

BALANCE—January 31, 2013	15,696,415	30,536	970,292	3,005	2,964,246	—	4,384	(42,346)	(37,962)
Issuance of common stock for stock option exercises	—	—	—	—	108,456	—	6	—	6
Vesting of early exercised stock options and restricted stock	—	—	—	—	781,654	—	25	—	25
Share-based compensation	—	—	—	—	—	—	72	—	72
Net loss	—	—	—	—	—	—	—	(2,000)	(2,000)

BALANCE—January 31, 2014	15,696,415	30,536	970,292	3,005	3,854,356	—	4,487	(44,346)	(39,859)
Issuance of common stock for stock option exercises	—	—	—	—	271,128	—	19	—	19
Issuance of preferred stock upon warrant exercise	40,815	96	—	—	—	—	—	—	—
Issuance of common stock upon warrant exercise	—	—	—	—	4,652	—	11	—	11
Issuance of common stock in conjunction with acquisition	—	—	—	—	180,494	—	338	—	338
Vesting of early exercised stock options and restricted stock	—	—	—	—	719,505	1	67	—	68
Issuance of common stock warrants in conjunction with debt	—	—	—	—	—	—	262	—	262
Share-based compensation	—	—	—	—	—	—	426	—	426
Net loss	—	—	—	—	—	—	—	(6,410)	(6,410)

BALANCE—January 31, 2015	15,737,230	$30,632	970,292	$3,005	5,030,135	$1	$5,610	$(50,756)	$(45,145)

See notes to consolidated financial statements.

OOMA, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	Year Ended January 31,
	2013	2014	2015
Cash flows from operating activities:
Net loss	$(3,663)	$(2,000)	$(6,410)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Stock-based compensation expense	173	72	426
Depreciation and amortization	700	787	896
Amortization of intangible assets	144	151	306
Deferred income taxes	—	—	(502)
Non-cash interest expense	113	65	57
Change in fair value of acquisition related contingent considerations	—	—	656
Change in fair value of warrant liability	(153)	250	795
Loss on disposal of equipment	—	47	—
Changes in operating assets and liabilities:
Accounts receivable	1,195	(597)	(2,095)
Inventories	(1,622)	(991)	(3,206)
Deferred inventory costs	324	(156)	(751)
Prepaid expenses and other assets	(184)	(192)	331
Long term deposits	(109)	42	—
Accounts payable and accrued expenses	2,376	2,851	1,212
Other long term liabilities	47	19	204
Deferred revenue	336	1,874	4,014

Net cash (used in) provided by operating activities	(323)	2,222	(4,067)

Cash flows from investing activities:
Purchases of property and equipment	(696)	(763)	(1,186)
Business acquisition, net of cash acquired	—	—	(672)
Purchases of software license, patents and intangibles	—	(135)	—

Net cash used in investing activities	(696)	(898)	(1,858)

Cash flows from financing activities:
Repayment of debt	(3,056)	(1,280)	(1,357)
Repayment of capital leases	(51)	(85)	(151)
Proceeds from issuance of debt, net	3,972	—	9,921
Proceeds from exercise of preferred stock warrants	—	—	96
Proceeds from exercise of common stock warrants	—	—	11
Proceeds from issuance of common stock	94	101	316
Payments of deferred offering costs	—	—	(142)

Net cash provided by (used in) financing activities	959	(1,264)	8,694

Net (decrease) increase in cash and cash equivalents	(60)	60	2,769
Cash and cash equivalents at beginning of period	6,364	6,304	6,364

Cash and cash equivalents at end of period	$6,304	$6,364	$9,133

Supplemental disclosures of cash flow information:
Cash paid for interest	$469	$205	$173

Cash paid for income taxes	$1	$1	$1

Significant non-cash transactions:
Issuance of warrants in connection with long-term debt	$105	$—	$323

Shares issued as consideration in the acquisition of Talkatone	$—	$—	$338

Purchase of equipment acquired on capital lease	$266	$—	$1,321

Unpaid portion of property and equipment purchases	$34	$152	$162

Unpaid portion of deferred offering costs	$—	$—	$351

See notes to consolidated financial statements.

OOMA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Description of Business—Ooma, Inc. (the “Company”) was incorporated in Delaware on November 19, 2003. Ooma is a leading provider of innovative communications solutions and other connected services to small business, home, and mobile users. The Company’s unique hybrid Software-as-a-Service (“SaaS”) platform, consisting of its proprietary cloud, on-premises appliances, mobile applications, and end-point devices, provides the connectivity and functionality that enables our solutions. The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern.

For the year ended January 31, 2015, the Company incurred a net loss of $(6.4) million and as of January 31, 2015 had an accumulated deficit of $(50.8) million and a cash balance of $9.1 million. The Company has financed its operations primarily through the cash received from customers and resale partners, sales of preferred stock, and issuance of debt.

Based on expected cash flows generated from revenues, the Company believes that its existing cash and available secured debt financing will be sufficient to satisfy its anticipated cash requirements through at least January 31, 2016.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Unaudited Pro Forma Stockholders’ Equity—The January 31, 2015 pro forma stockholders’ equity has been prepared assuming the following capital transaction will occur in connection with the Company’s proposed initial public offering (i) the automatic conversion of all outstanding shares of preferred stock into 16,707,522 shares of common stock; (ii) the conversion of warrants to purchase 174,651 shares of convertible preferred stock into warrants to purchase common stock, and the reclassification of the associated preferred stock warrant liability to additional paid-in capital; (iii) the net exercise of warrants to purchase 68,802 shares of convertible preferred stock, and the termination of the associated preferred stock warrant liability, which results in the reclassification of the associated preferred stock warrant liability to additional paid-in capital; and (iv) the cash settlement of a warrant to purchase 140,575 shares of convertible preferred stock under the terms of the warrant agreement and the termination of the associated preferred stock warrant liability. The pro forma stockholders’ equity does not assume any proceeds from the proposed initial public offering.

Principles of Consolidation—The consolidated financial statements have been prepared in accordance with GAAP and includes the accounts of the Company and its wholly owned subsidiary. All intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates—The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Significant estimates include those related to revenue recognition, the allowance for returns, stock-based compensation and warrants, goodwill, intangible assets, inventory valuation, federal fees and tax accruals, and accounting for income taxes, including valuation allowances. Estimates are based on historical experience, where applicable, and other assumptions believed to be reasonable by management. Actual results could differ from those estimates.

Revenue Recognition—The Company derives revenue from two sources: (1) subscription and services revenue, which are generated from the sale of subscription plans and other services; and (2) product and other revenue. Products and services are sold directly to end-customers via the Company’s website and through distributors and retailers.

The Company recognizes revenue when the following criteria are met:

•	Persuasive evidence of an arrangement exists.

•	Delivery has occurred.

•	Collection of the fees is reasonably assured.

•	The fee is fixed or determinable.

Subscription and Services Revenue

The Company generates subscription and services revenue by selling subscriptions for communications solutions, as well as other connected services. Subscription revenue is derived primarily from recurring monthly and annual payments related to service plans such as Ooma Office, Ooma Basic and Premier, international calling plans, and other subscriptions. Subscription revenue is recognized on a straight-line basis over the contractual service term. Subscription and services revenue also includes revenue generated from payments for qualified lead generation, prepaid international and directory assistance, which are recognized based on actual usage. The Company also earns revenue from the display of advertisements through the Talkatone mobile application, primarily based on advertisement impressions displayed. The Company recognizes revenue from mobile advertising on a net basis, because it is not the primary obligor to advertisers.

Deferred revenue primarily consists of billings or payments received in advance of meeting revenue recognition criteria. The Company’s telephony services are sold as monthly or annual subscriptions, payable in advance. The Company recognizes deferred telephony services revenue on a ratable basis over the term of the contract as the services are provided. For all arrangements, any revenue that has been deferred and is expected to be recognized beyond one year is classified as long-term deferred revenue in the consolidated balance sheets.

Product and Other Revenue

The Company generates product revenue from the sale of on-premise appliances and end-point devices, including shipping and handling fees. The Company also generates other revenue from porting fees to enable customers to transfer their existing phone numbers. Product and other revenue for direct end-customers are billed to the customer’s credit card at the time an on-line order is submitted by the customer via the Company’s website and recognized when the product has been shipped to the customer. The Company also generates product revenue from sales through distributors, retailers and resellers (collectively the “channel partners”) which are based on written purchase authorizations. The Company’s distribution agreements with its channel partners typically contain clauses for price protection and rights of return, which result in prices for these transactions not being fixed or determinable and increases the difficulty of estimating returns from the channel partners. Accordingly, the Company records shipments to the channel partners, where the right of return exists, as deferred revenue and defers recognition of revenue on these sales until the title transfers to the end-customer. The Company assesses the ability to collect from its channel partners based on a number of factors, including credit worthiness and payment history of the distributor or retail partner. The Company records revenue net of any sales-related taxes that are billed to its customers.

Substantially all of the Company’s arrangements are multiple-element arrangements, which consist of an on-premise appliance and telephony services. The arrangement may also contain a bundled end-point device and a subscription plan for telephony services. Monthly telephony services and end-point devices purchased after the original multi-element arrangement are optional purchases that are accounted for as separate arrangements and are not considered a deliverable in the sale of the on-premise appliance.

The Company has determined that each unit of accounting has stand-alone value and accounts for each separately. The Company allocates revenue to each unit of accounting based on an estimated selling price at the inception of the arrangement. The total arrangement consideration is allocated to each separate unit of accounting using the relative selling price of each unit.

The Company determines the estimated selling price for each deliverable using vendor-specific objective evidence, or VSOE, of selling price or third-party evidence, or TPE, of selling price, if it exists. If neither VSOE nor TPE of selling price exists for a deliverable, the Company uses the best estimate of selling price, or BESP, of each deliverable in its allocation of arrangement consideration. Revenue allocated to each deliverable, limited to the amount not contingent on future performance, is then recognized when the basic revenue recognition criteria are met for the respective deliverable.

The Company determines VSOE of selling price for telephony services and end point devices based on historical standalone sales to customers. In determining VSOE of selling price, the Company requires that a substantial majority of the selling prices for a product or service fall within a reasonably narrow pricing range of the median selling price. The Company does not have VSOE or TPE for its on premise appliance and estimates BESP by considering company-specific factors such as pricing strategies, direct product and other costs, and bundling and discounting practices.

The Company records reductions to revenue for estimated sales returns from end-users and customer credits at the time the related revenue is recognized. Sales returns and customer credits are estimated based on historical experience, current trends and expectations regarding future experience. The Company monitors the accuracy of its sales reserve estimates by reviewing actual returns and credits and adjusts them for future expectations to determine the adequacy of current reserve needs. If actual future returns and credits differ from past experience, additional reserves may be required.

Cash and Cash Equivalents—The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. As of January 31, 2014 and 2015, cash and cash equivalents consist of cash deposited with banks and money market funds for which their cost approximates their fair value.

Segment Reporting—The chief operating decision maker for the Company is the Chief Executive Officer. The Chief Executive Officer reviews financial information presented on a consolidated basis for purposes of allocating resources and evaluating financials performance. The Company has one business activity and there are no segment managers who are held accountable for operations, operating results, or plans for levels or components below the consolidated unit level. Accordingly, management has determined that the Company operates in one reportable segment.

The Company markets its products and services in the United States and in foreign countries through its direct sales force and indirect distribution channels. Substantially all of the Company’s revenue, based on the customer’s billing address, was derived from customers in the United States for the years ended January 31, 2013, 2014 and 2015.

Substantially all of the Company’s long-lived assets were attributable to operations in the United States as of January 31, 2014 and 2015.

Comprehensive Loss—The purpose of reporting comprehensive income is to report a measure of all changes in equity of an entity that result from recognized transactions and other economic events of the period other than transactions with owners in their capacity as owners. For the years ended January 31, 2013, 2014 and 2015, there were no differences between net loss and comprehensive loss.

Net Loss per Share of Common Stock—Basic net loss per common share is calculated by dividing the net loss by the weighted-average number of common shares outstanding during the period, without consideration for potentially dilutive securities. Diluted net loss per share is computed by dividing the net loss by the weighted-average number of common shares and potentially dilutive securities outstanding for the period determined using the treasury-stock and if-converted methods. For purposes of the diluted net loss per share calculation, convertible preferred stock and stock options are considered to be potentially dilutive securities. Basic and diluted net loss attributable to common stockholders per share is presented in conformity with the two-class method required for participating securities as the convertible preferred stock is considered a participating security. The Company’s participating securities do not have a contractual obligation to share in the Company’s losses. As such, the net loss was attributed entirely to common stockholders. Because the Company has reported a net loss for all periods presented, diluted net loss per common share is the same as basic net loss per common share for those periods.

Unaudited Pro Forma Net Loss per Share of Common Stock—The unaudited pro forma basic and diluted net loss per share assumes the conversion of all outstanding shares of convertible preferred stock as if the conversion had occurred at the beginning of the period or the date of issuance, if later. The pro forma net loss per share also includes an adjustment for the change in the fair value of preferred stock warrants under the assumption that the warrants convert to warrants to purchase common stock, are net exercised, or are cash settled at the beginning of the period. The pro forma net loss per share does not include the shares expected to be sold and related proceeds to be received from the proposed initial public offering.

Concentration of Credit Risk—Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash and cash equivalents and accounts receivables. Substantially all of the Company’s cash and cash equivalents are held by one financial institution that management believes is of high-credit quality. Such deposits may, at times, exceed federally insured limits.

The Company performs credit evaluations of its channel partners’ financial condition and generally does not require collateral for sales made on credit. Three customers individually accounted for more than 10% of the Company’s accounts receivable balances at January 31, 2014 and three customers individually accounted for more than 10% of the Company’s accounts receivable balance at January 31, 2015. The concentration of accounts receivable was as follows:

	As of January 31,
	2014	2015

Customer A	17%	*
Customer B	21%	10%
Customer C	28%	*
Customer D	*	23%
Customer E	*	11%

*	represents less than 10% during the period

Accounts Receivable and Allowance for Returns—The Company’s receivables are recorded when billed. The carrying value of the accounts receivable, net of the allowance for returns represents their estimated net realizable value. The Company determines allowances for returns based on its historical experience. As of January 31, 2014 and 2015, the Company had allowances recorded on the consolidated balance sheets of $0.2 million and $0.2 million, respectively.

Inventories—Inventories, which consist of raw materials and finished goods, are stated at the lower of cost to purchase or the market value of such inventory, and include the cost to purchase manufactured products, allocated labor and overhead. Cost is determined using the first-in, first-out method for all inventories. The Company writes down the inventory value for estimated excess and obsolete inventory based on management’s assessment of future demand and market conditions, and establishes a new cost basis for the inventory.

Deferred Inventory Costs—Deferred inventory cost represents the inventory that has been shipped to a channel partner for which the retailer or distributor has a right of return. The cost of the product sold is recognized contemporaneously with the recognition of revenue, when the end customer has purchased the on-premise appliance.

Website Development Costs—The Company capitalizes certain costs to develop its websites when preliminary development efforts are successfully completed, management has authorized and committed project funding, and it is probable that the project will be completed and the software will be used as intended. Such costs are amortized on a straight-line basis over the estimated useful life of the related assets, which approximates two years. Costs related to preliminary project activities and post-implementation activities are expensed as incurred. The Company capitalized approximately $0.3 million and $0.5 million during the years ended January 31, 2014 and 2015, respectively.

Property and Equipment—Property and equipment are stated at cost, less accumulated depreciation. Depreciation is computed over the estimated useful lives of the assets, using the straight-line method, generally three to five years. Leasehold improvements are amortized over the shorter of the lease term or estimated useful lives of the respective assets. Repairs and maintenance costs that do not extend the life or improve the asset are expensed as incurred.

Business Combinations—The Company records the acquired tangible and intangible assets and liabilities assumed based on their estimated fair values at the acquisition date. Goodwill as of the acquisition date is measured as the excess of consideration transferred and the net of the acquisition fair values of the assets acquired and the liabilities assumed. While the Company uses its best estimates and assumptions as part of the purchase price allocation process to accurately value assets acquired and liabilities assumed at the acquisition date, the Company’s estimates are inherently uncertain and subject to refinement. As a result, during the measurement period, which may be up to one year from the acquisition date, the Company records adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill to the extent the Company identifies adjustments to the preliminary purchase price allocation. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the consolidated statements of operations. Additionally, the Company identifies acquisition-related contingent payments and determines their respective fair values as of the acquisition date, which are recorded as accrued liabilities on the consolidated balance sheet. The Company expenses transaction costs related to the acquisition as incurred.

Goodwill and Intangible Assets—The Company records the excess of the acquisition purchase price over the fair value of the tangible and identifiable intangible assets acquired as goodwill. Goodwill of $1.1 million was recognized following the acquisition of Talkatone in May 2014. The Company performs an impairment test of its goodwill in the fourth quarter of its fiscal year, or more frequently if indicators of potential impairment arise. The Company has a single reporting unit and consequently evaluates goodwill for impairment based on an evaluation of the fair value of the Company as a whole. No impairment has been recognized related to the goodwill balance as of January 31, 2015. The Company records purchased intangible assets at their respective estimated fair values at the date of acquisition. Purchased intangible assets are being amortized using the straight-line method over their remaining estimated useful lives, which range from one to ten years.

Impairment of Long-Lived Assets—Long-lived assets, such as property and equipment, website, and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. The Company did not record any impairment charges in any of the periods presented.

Convertible Preferred Stock—The Company recorded convertible preferred stock at fair value on the dates of issuance, net of issuance costs. The convertible preferred stock is recorded outside of stockholders’ deficit because the shares contain liquidation features that are not solely within the Company’s control. The Company has elected not to adjust the carrying values of the convertible preferred stock to the liquidation preferences of such shares because it is uncertain whether or when an event would occur that would obligate the Company to pay the liquidation preferences to holders of shares of convertible preferred stock. Subsequent adjustments to the carrying values to the liquidation preferences will be made only when it becomes probable that such a liquidation event will occur.

Convertible Preferred Stock Warrant Liability—The Company has recorded freestanding warrants to purchase convertible preferred stock as derivative financial liabilities as the terms of the warrants are not fixed due to potential adjustments in the exercise price and the number of shares issuable under the warrants. Warrants to purchase Series Alpha convertible preferred stock were issued in fiscal year 2010 in connection with a debt financing. The warrants provide for adjustment of the exercise price and the number of shares upon an equity financing at a lower price and also provide for a contingent cash settlement, both of which preclude equity classification of the warrants. In fiscal years 2013, 2014 and 2015, warrants to purchase either Series Alpha convertible preferred stock or the convertible preferred stock issued in the next funding round were issued in connection with a debt financing. The number of shares to be issued and the price per share are not fixed, which preclude these warrants from equity classification.

The convertible preferred stock warrants are initially recorded at fair value when issued, with gains and losses arising from changes in fair value recognized in other income (expense) in the consolidated statements of operations at each period end while such instruments are outstanding and classified as liabilities. The fair value of the convertible preferred stock warrants issued in connection with debt agreements was recorded as a debt discount that is being amortized as non-cash interest expense in the consolidated statement of operations over the expected repayment period of the debt agreement.

Shipping and Handling Costs—Shipping and handling costs are expensed as incurred and are included in cost of product and other revenue.

Research and Development—Research and development costs, including new product development, are charged to operations as incurred in the consolidated statements of operations. Such costs included personnel-related costs, including stock-based compensation, supplies, services, depreciation, and allocated facilities costs.

Advertising—The Company expenses all advertising costs as incurred, except for the cost of producing television advertising, which is expensed on the first date of airing. Advertising costs included in sales and marketing expenses were $3.7 million, $8.9 million and $14.8 million for the years ended January 31, 2013, 2014 and 2015, respectively.

The Company pays channel partners for channel advertising programs. These payments totaled $0.6 million, $0.6 million and $0.8 million for the years ended January 31, 2013, 2014 and 2015, respectively, and were recorded as a reduction to revenue as incurred.

Stock-Based Compensation—Stock-based compensation expense is recognized under ASC 718, Compensation—Stock Compensation. ASC 718 requires companies to recognize the cost of employee services received in exchange for awards of equity instruments based upon the fair value of those awards on the grant date.

Stock-based compensation expense for options granted to employees is measured at the grant date based on the fair value of the equity award and is recognized as expense, less expected forfeitures, over the requisite service period, which is generally the vesting period. The fair value of each equity award is estimated on the date of grant using the Black-Scholes option-pricing model. The Company recognizes stock-based compensation expense on the straight-line method for its equity awards. Determining the fair value of stock-based awards at the grant date requires judgment, including estimating the expected volatility, expected term, risk-free interest rate, and expected dividends.

Stock-based compensation expense for options granted to non-employees is calculated using the Black-Scholes option-pricing model and is recognized in the consolidated statements of operations over the service period. Compensation expense for non-employees stock options subject to vesting is remeasured as of each reporting date until the stock options are vested, and any change in value, if any, is recognized in the consolidated statement of operations during the period the related services are performed.

Income Taxes—The Company accounts for income taxes in accordance with ASC 740, Income Taxes, under which deferred tax liabilities and assets are recognized for the expected future tax consequences of temporary differences between financial statement carrying amounts and the tax basis of assets and liabilities and net operating loss and tax credit carryforwards. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

A tax position is recognized when it is more likely than not that the tax position will be sustained upon examination, including resolution of any related appeals or litigation processes. A tax position that meets the more likely than not recognition threshold is measured at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement with a taxing authority.

Recently Issued Accounting Standards—From time to time, new accounting pronouncements are issued by the FASB, or other standard setting bodies and adopted by us as of the specified effective date. Unless otherwise discussed, the impact of recently issued standards that are not yet effective will not have a material impact on the Company’s financial position or results of operations upon adoption.

In May 2014, the FASB issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606), which supersedes the revenue recognition requirements in ASC 605, Revenue Recognition. This ASU is based on the principle that revenue is recognized to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. The ASU’s effective date will be the first quarter of the Company’s fiscal year 2018 using one of two retrospective application methods. Early adoption is not permitted. The Company has not yet selected a transition method and is currently evaluating the impact of its pending adoption of ASU 2014-09 on its consolidated financial statements and disclosures.

In August 2014, the FASB issued ASU No. 2014-15, Disclosure of Uncertainties About an Entity’s Ability to Continue as a Going Concern. The new standard provides guidance around management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures. The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. Early adoption is permitted. The adoption of this standard is not expected to have a material impact on the Company’s consolidated financial statements.

3. FAIR VALUE MEASUREMENT

Fair Value Measurement—Assets and liabilities recorded at fair value in the financial statements are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels that are directly related to the amount of subjectivity associated with the inputs to the valuation of these assets or liabilities are as follows:

Level 1—Inputs that are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2—Inputs (other than quoted prices included in Level 1) that are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instruments’ anticipated life.

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities and which reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

Assets and liabilities measured at fair value are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires management to make judgments and consider factors specific to the asset or liability.

The Company’s financial instruments include Level 1 assets such as cash and cash equivalents and Level 3 liabilities. In certain cases where there is limited activity or less transparency around inputs to valuation, securities are classified as Level 3 within the valuation hierarchy. Level 3 liabilities that are measured at estimated fair value on a recurring basis consist of preferred stock warrant liabilities and acquisition-related contingent consideration.

During the periods presented, the Company has not changed the manner in which it values liabilities that are measured at estimated fair value using Level 3 inputs. There were no transfers within the hierarchy during the years ended January 31, 2014 and 2015.

Preferred Stock Warrant Liabilities—The estimated fair values of outstanding preferred stock warrant liabilities are measured using Monte-Carlo simulation and Black-Scholes valuation models. These valuation models involve using such inputs as the estimated fair value of the underlying stock at the measurement date, risk-free interest rates, expected dividends on stock and expected volatility of the price of the underlying stock. Due to the nature of these inputs, the valuation of the warrants is considered a Level 3 measurement. The convertible preferred stock warrant liabilities will increase or decrease each period based on the fluctuations of the fair value of the underlying security.

Acquisition-related Contingent Consideration—The Company estimated the fair value of the acquisition-related contingent consideration using a probability-weighted discounted cash flow model. Key assumptions include the level and timing of expected future revenue and expenses of the acquired business, and discount rates consistent with the level of risk and economy in general. If the income projections increase or decrease, the fair value of the contingent consideration would increase or decrease accordingly, in amounts that will vary based on the timing of the projected income; and the discount rate used to calculate the present value of the expected income. This fair value measure was based on significant inputs not observed in the market and thus represented a Level 3 instrument. The change in fair value of acquisition-related contingent consideration is included in general and administrative expenses in the consolidated statements of income, and the contingent consideration is included in accrued liabilities on the consolidated balance sheet.

There were no transfers into or out of the Level 3 category during the years ended January 31, 2014 and 2015. The Company’s financial assets and liabilities that are measured at fair value on a recurring basis by level within the fair value hierarchy are as follows (in thousands):

	Balance as of January 31, 2014
	Level 1	Level 2	Level 3	Total
Financial asset—money market fund	$5,561	$—	$—	$5,561

Financial liability—convertible preferred stock warrant liability	$—	$—	$361	$361

	Balance as of January 31, 2015
	Level 1	Level 2	Level 3	Total
Assets:
Cash	$115	$—	$—	$115
Money market fund	9,018	—	—	9,018

Total cash and cash equivalents	$9,133	$—	$—	$9,133

	Balance as of January 31, 2015
	Level 1	Level 2	Level 3	Total
Liabilities:
Acquisition-related contingent consideration	$—	$—	$1,695	$1,695
Convertible preferred stock warrant liability	—	—	1,217	1,217

Total liabilities	$—	$—	$2,912	$2,912

Level 1 assets consist solely of money market funds valued at amortized cost which approximates fair value. As of January 31, 2014 and 2015, all money market funds had an original maturity of less than three months and are included in cash and cash equivalents in the consolidated balance sheets.

Changes in the Level 3 fair value category for the periods presented are as follows (in thousands):

	Convertible Preferred Stock Warrant Liability	Acquisition- Related Contingent Consideration
Balance at January 31, 2013	$111	$—
Changes in fair value	250	—

Balance at January 31, 2014	361	—
Issuances: Convertible preferred stock warrant liability	62	—
Issuances: Acquisition-related contingent consideration	—	1,039
Exercises	(1)	—
Changes in fair value	795	656

Balance at January 31, 2015	$1,217	$1,695

See the discussion of the valuation of the convertible preferred stock warrants in Note 7 “Convertible Preferred Stock Warrant Liability,” and the valuation of the acquisition-related contingent consideration in Note 13 “Acquisitions.”

4. INTANGIBLE ASSETS

The carrying values of intangible assets other than goodwill are as follows (in thousands):

	Estimated Life (in years)	As of January 31, 2014			As of January 31, 2015
		Gross Value	Accumulated Amortization	Net Carrying Amount	Gross Value	Accumulated Amortization	Net Carrying Amount
Patents and licenses	3.8-7	$714	$(630)	$84	$714	$(649)	$65
Developed technology	5	—	—	—	815	(123)	692
User relationships	3.5	—	—	—	458	(98)	360
Trade name	5	—	—	—	103	(16)	87
Non-compete agreement	2	—	—	—	118	(44)	74
Other	1	50	(44)	6	50	(50)	—

Total		$764	$(674)	$90	$2,258	$(980)	$1,278

At January 31, 2015, the estimated amortization expense related to the intangible assets is as follows (in thousands):

Years Ending January 31,
2016	$393
2017	349
2018	291
2019	190
2020 and thereafter	55

Total	$1,278

5. BALANCE SHEET COMPONENTS

Inventories consist of the following (in thousands);

	As of January 31,
	2014	2015
Finished goods	$4,126	$5,719
Raw material	749	2,362

Total inventory	$4,875	$8,081

Property and equipment, net consists of the following (in thousands):

	Estimated Useful Lives (in years)	As of January 31,
		2014	2015
Software and computer equipment	3	$3,240	$4,963
Website development costs	2	718	1,216
Machinery and equipment	3	565	644
Office furniture and fixtures	5	48	52
Leasehold improvements	shorter of estimated life of asset or remaining lease term	133	251

Total property and equipment		4,704	7,126
Less accumulated depreciation and amortization		(3,337)	(4,233)

Property and equipment, net		$1,367	$2,893

Depreciation and amortization of property and equipment totaled $0.7 million, $0.8 million and $0.9 million for the years ended January 31, 2013, 2014 and 2015, respectively.

Computer equipment under a capital lease agreement at January 31, 2014 and 2015 was $0.2 million and $1.5 million, respectively, and the related accumulated depreciation was $0.2 million and $0.2 million, respectively.

Accrued expenses consist of the following (in thousands):

	As of January 31,
	2014	2015
Accrued regulatory fees and taxes	$3,418	$4,762
Accrued payroll and related expenses	1,447	2,022
Acquisition-related contingent consideration-current portion	—	1,027
Other accrued expenses	719	2,502

Total accrued expenses	$5,584	$10,313

Universal Services Fund and Other Regulatory Fee Liability—As a communications services provider, the Company is subject to FCC regulations including Federal Universal Service Fund (“USF”) contributions, E-911, and other state and local regulatory taxes. The Company records the cost of gross USF contributions payable to the Universal Services Administration Company (“USAC”) as a cost of revenue in the consolidated statements of operations. The Company had an accrued liability for regulatory taxes and fees of $3.4 million and $4.8 million included in accrued liabilities on the consolidated balance sheets as of January 31, 2014 and 2015, respectively.

6. DEBT

In April 2012, the Company entered into a secured debt agreement (“Term Debt”) in the amount of $4.0 million. In October 2012, the rate became fixed at 5.75%. The debt matures in September 2015. The Company made monthly interest-only payments through September 2012, and monthly payments of principal and interest are due thereafter. An additional final payment of 1% of the original principal amount is due at maturity.

In December 2012, the Company entered into an amended secured debt agreement, adding a revolving line of credit in the amount of $6.0 million (“the Revolver”). The interest rate on the Revolver is 2.75% above the prime rate (6.0% at January 31, 2015). The Revolver includes a financial covenant that the Company is required to have a certain number of subscribers each quarter. The Company had drawn its first advance under the Revolver during January 31, 2015. The debt was originally due to mature in December 2014. In July 2014, the Company entered into an amended agreement to extend the maturity date until July 2016. In October 2014, the Company borrowed $5.0 million under the Revolver.

In January 2015, the Company entered into an amended line of credit under a loan and security agreement with its current lender which increased the amount available under the Revolver to $12.0 million and added a new line of credit of up to $10.0 million. The Company’s credit agreements with its lender contain customary negative covenants that limit the ability to, among other things, incur additional indebtedness, grant liens, make investments, repurchase stock, pay dividends, transfer assets and merge or consolidate. In January 2015, the Company drew down $5.0 million of this new line of credit. The interest rate on advances under the line of credit is 11%, and interest is payable monthly. The maturity date of the line of credit is January 5, 2018. In connection with the agreement, the Company issued warrants to purchase 153,260 shares of common stock with an exercise price of $3.02 per share that are exercisable until January 4, 2025.

The Company has certain non-financial covenants in connection with the borrowings. The Company was not in compliance with one covenant and such non-compliance was waived by the lender as a part of the amended agreement entered into in January 2015.

Total interest expense recognized was $0.6 million, $0.3 million and $0.3 million in each year ended January 31, 2013, 2014 and 2015, respectively, including the amortization of debt issuance costs of $21,000, $20,000 and $24,000, respectively.

The aggregate debt outstanding at each balance sheet date was as follows (in thousands):

	Term Debt	Capital Lease Obligations	Total
Debt as of January 31, 2014	$2,307	$130	$2,437
Less unamortized discounts and issuance costs	(22)	—	(22)

Net carrying value of debt	2,285	130	2,415
Less short-term debt and capital lease obligations	1,310	91	1,401

Long-term debt and capital lease obligations	$975	$39	$1,014

Debt as of January 31, 2015	$11,058	$1,298	$12,356
Less unamortized discounts and issuance costs	(396)	—	(396)

Net carrying value of debt	10,662	1,298	11,960
Less short-term debt and capital lease obligations	896	666	1,562

Long-term debt and capital lease obligations	$9,766	$632	$10,398

As of January 31, 2015, the future principal payments for long-term debt (including short-term portion of long-term debt) and capital lease obligations were as follows (in thousands):

2016	$1,724
2017	5,632
2018	5,000

Total	$12,356

7. CONVERTIBLE PREFERRED STOCK WARRANT LIABILITY

At each balance sheet date, the Company had the following warrants to purchase convertible preferred stock outstanding:

	Warrants outstanding as of January 31, 2014	Fair Value of Warrant Liabilities as of January 31, 2014 (in thousands)	Warrants outstanding as of January 31, 2015	Fair Value of Warrant Liabilities as of January 31, 2015 (in thousands)	Exercise Price Per Share	Expiration Date
December 2010 warrants	140,575	$188	140,575	$474	$2.35	December 2020

April 2012, December 2012 and October 2014 warrants	132,053	101	132,053	374	$2.35	April 2022- December 2022

May and June 2009 warrants	163,010	72	111,400	369	$2.35	February 2014- June 2016

Total	435,638	$361	384,028	$1,217

December 2010 Warrants

In 2010, the Company issued a warrant to purchase 140,575 shares of Series Alpha convertible preferred stock at an exercise price of $2.3475. The warrant expires in December 2020, unless earlier terminated or extended by a provision that if the Company completes a qualifying initial public offering (IPO), the warrant will expire five years after the closing of the IPO. If the Company completes a qualifying IPO or a liquidation transaction that values the Company at $35 million or more prior to the expiration of the warrant, and the warrant has not been exercised, then the warrant shall terminate and the Company shall pay in cash the greater of (i) the aggregate value of the shares that would be received upon a net exercise of the warrants and (ii) $330,000. At January 31, 2014 and 2015, the fair value of the warrants was determined to be $188,000 and $474,000, respectively, based on a Monte-Carlo valuation model and the Company recognized a remeasurement loss of $123,000 and $286,000 in fiscal years ended January 31, 2014 and 2015, respectively, in other income (expense).

April 2012 Warrants

In connection with the Term Debt entered into in April 2012, the Company issued warrants to purchase 68,157 shares of Series Alpha convertible preferred stock, calculated as $160,000 divided by an exercise price of $2.3475. If the price of the convertible preferred stock in the next financing round is lower than $2.3475, then the warrants will be exercisable for shares of the new preferred stock at the lowest effective price per share in the new financing. The warrants expire in April 2022, unless they are terminated earlier upon an acquisition with settlement for cash or publicly traded shares. At January 31, 2014 and 2015, management determined that the fair value was $59,000 and $192,000, respectively, based on a Monte-Carlo valuation model. As a result of changes during the fiscal periods, the Company recognized a remeasurement loss of $43,000 and $133,000 in other income (expense) in fiscal year 2014 and 2015, respectively.

December 2012 Warrants

In connection with the amended secured debt agreement entered into in December 2012, the Company issued warrants to purchase 31,948 shares of Series Alpha convertible preferred stock, calculated as $75,000 divided by an exercise price of $2.3475. The warrants are exercisable for new equity shares in the next financing round on similar terms as the warrants issued in April 2012. The warrants expire in December 2022, unless earlier terminated. At January 31, 2014 and 2015, management determined that the fair value of the warrants was $42,000 and $91,000, respectively, using a Monte-Carlo valuation model. As a result of changes during the fiscal periods, the Company recognized a remeasurement loss of $30,000 and $49,000 in other income (expense) in fiscal year 2014 and 2015, respectively.

The estimated fair value of the warrants issued in connection with the 2012 debt agreements was recorded as a debt discount on the issuance dates, and is being amortized over the debt repayment period as a non-cash interest expense in the consolidated statement of operations. During the years ended January 31, 2014 and 2015, the Company recorded amortization of $44,000 and $34,000, respectively.

October 2014 Warrants

In October 2014, the lender was granted warrants to purchase 31,948 shares of convertible preferred stock, calculated as $75,000 divided by an exercise price of $2.3475. The warrants are exercisable for new equity shares in the next financing round on similar terms as the warrants issued in April 2012. The warrants expire in December 2022, unless earlier terminated. The fair value of the warrants on the issuance date was estimated to be approximately $61,000 using a Monte Carlo valuation model. The warrants were revalued at the end of fiscal 2015 and the Company recognized a remeasurement loss of $30,000 in other income (expense).

May 2009 and June 2009 Warrants

In June 2009, the Company issued warrants to purchase 68,802 shares of convertible preferred stock that expire in June 2016. In May 2009, the Company issued warrants to purchase 42,598 shares of convertible preferred stock that expire in May 2016. In February 2010, the Company issued warrants to purchase 51,610 shares of convertible preferred stock that expired in February 2014. During fiscal 2015, warrants to purchase 40,815 of these shares were exercised and a warrant to purchase 10,795 shares was canceled because the warrant expired on its terms. The

Company has recorded warrants to purchase shares of convertible preferred stock as derivative liabilities. The convertible preferred stock warrants are initially recorded at fair value, with gains and losses arising from changes in fair value recognized in other income (expense) in the consolidated statements of operations at each period end while such instruments are outstanding and classified as long-term liabilities. As of January 31, 2014 and 2015, the aggregate fair value of these warrants was approximately $72,000 and $369,000, respectively, based on a Black Scholes valuation model. As of January 31, 2014, the fair value of these warrants was determined using the following Black-Scholes assumptions: remaining contractual term ranging from 0.1 to 2.4 years, volatility of 70%, risk free rate of 0.03% to 0.47%, and no dividends. As of January 31, 2015, the fair value of these warrants was determined using the following Black-Scholes assumptions: remaining contractual term ranging from 1.3 to 1.4 years, volatility of 70%, risk free rate of 0.03%, and no dividends. As a result of changes during the fiscal periods, the Company recognized a remeasurement loss of $54,000 and, $270,000 in other income (expense) in fiscal year 2014 and 2015, respectively.

8. PREFERRED STOCK

The Company’s certificate of incorporation, as amended, authorizes the Company to issue convertible preferred stock as follows:

	Authorized Shares	Issued and Outstanding as of January 31, 2014	Aggregate Liquidation Preference (in thousands)	Carrying Value (in thousands)
Convertible Preferred Series Alpha	16,250,000	15,696,415	$36,847	$30,536
Convertible Preferred Series Alpha-1	1,166,667	970,292	19,490	3,005

Total	17,416,667	16,666,707	$56,337	$33,541

	Authorized Shares	Issued and Outstanding as of January 31, 2015	Aggregate Liquidation Preference (in thousands)	Carrying Value (in thousands)
Convertible Preferred Series Alpha	16,250,000	15,737,230	$36,943	$30,632
Convertible Preferred Series Alpha-1	1,166,667	970,292	19,490	3,005

Total	17,416,667	16,707,522	$56,433	$33,637

The Company had 15,696,415 shares of Series Alpha convertible preferred stock and 970,292 shares of Series Alpha-1 preferred stock that were issued and outstanding as of January 31, 2014. The Company had 15,737,230 shares of Series Alpha convertible preferred stock and 970,292 shares of Series Alpha-1 preferred stock that were issued and outstanding as of January 31, 2015.

The holders of the Series Alpha and Series Alpha-1 preferred stock (collectively, the “Preferred Stock”) have the following rights and preferences:

Dividends—The holders of the Preferred Stock are entitled to receive dividends, out of assets legally available therefor, prior and in preference to any declaration or payment of any other dividends, at the rates of $0.1878 and $1.6070 per share (as adjusted for stock splits, stock dividends, reclassifications, and the like) per annum on each outstanding share of Series Alpha and Series Alpha-1 preferred stock, respectively, when, as and if, declared by the board of directors. Such dividends are not cumulative. After payment of such dividends, any additional dividends are distributed among the holders of Preferred Stock and common stock pro rata, assuming the conversion of all Preferred Stock into common stock. No dividends have been declared to date.

Liquidation Preference—In a liquidation, dissolution, or winding-up of the Company, either voluntary or involuntary, the holders of Series Alpha preferred stock shall be entitled to receive, prior and in preference to any distribution to the holders of Series Alpha-1 preferred stock or common stock, an amount equal to $2.3475 per share, as adjusted for stock splits, etc., plus any declared or accrued but unpaid dividends. If the assets and funds are insufficient to permit the full payment to the holders of the Series Alpha preferred stock, then the entire assets and funds legally available for distribution shall be distributed ratably among the holders of the Series Alpha preferred stock. Holders of the Series Alpha-1 preferred stock shall then be entitled to receive, prior and in preference to any distribution to the holders of common stock, an amount equal to $20.0870 per share, as adjusted for stock splits, etc., plus any declared or accrued but unpaid dividends. If the assets and funds are insufficient to permit the full payment to the holders of Series Alpha-1 preferred stock, then the entire assets and funds legally available for distribution shall be distributed ratably among the holders of the Series Alpha-1 preferred stock. In case of liquidation as a result of a change-in-control transaction, the preferred stock liquidation preferences are subject to certain provisions and upon completion of the required distributions to the holders of Preferred Stock, the holders of the common stock shall receive all of the remaining assets of the Company.

A sale or licensing of substantially all of the Company’s property or a merger or consolidation with another corporation is a deemed liquidation of the Company, unless determined otherwise by the holders of a majority of the Preferred Stock voting together as a single class. In the event of a merger or consolidation, the assets to be distributed in the liquidation consist of the aggregate consideration to be paid to the holders of the Company’s capital stock in such merger or consolidation.

Conversion—Each share of Preferred Stock is convertible, at the option of the holder, into one share of common stock, subject to adjustment for stock splits, stock dividends, and recapitalizations. Each share of Preferred Stock is automatically converted upon the earlier of (i) a firm commitment underwritten public offering that values the Company at not less than $100 million and that results in proceeds to the Company of not less than $20 million or (ii) a date specified by a vote of the holders of a majority of the Preferred Stock.

Voting Rights—The holders of Preferred Stock have the same voting rights as holders of common stock, and shall be entitled to the number of votes equal to the number of shares of common stock into which the shares of Preferred Stock could be converted. For the election of members of the board of directors, the holders of the Series Alpha preferred stock, voting as a separate class, shall be entitled to elect three directors; the holders of the common stock, voting as a separate class, shall be entitled to elect one director; and the holders of the Preferred Stock and the common stock, voting together as a single class on an as-converted basis, shall be entitled to elect all remaining directors.

In addition, the holders of a majority of the Preferred Stock, voting together as a single class, must approve certain actions, including liquidation; changing the rights of the Preferred Stock; declaring or paying a dividend; redeeming or otherwise acquiring shares of Preferred Stock or common stock, other than pursuant to certain rights of repurchase; issuing any debt if the aggregate indebtedness would exceed $100,000; changing the number of directors; amending the articles of incorporation or bylaws; or authorizing any equity security with preference over or on parity with the Preferred Stock.

The Company classifies its convertible preferred stock outside of stockholders’ deficit because the shares are considered effectively redeemable upon a deemed liquidation event. During the periods presented, the Company did not adjust the carrying value of the convertible preferred stock to the deemed liquidation value of such shares as a qualifying liquidation event was not probable.

9. COMMON STOCK

Common Stock—The Company’s certificate of incorporation, as amended on May 1, 2014, authorizes the Company to issue up to 26,000,000 shares of common stock. Each share of common stock is entitled to one vote. The holders of common stock are also entitled to receive dividends out of funds legally available therefore, when and if declared by the board of directors, subject to the approval and priority rights of holders of all classes of preferred stock outstanding. No dividends have been declared to date.

The Company had shares of common stock reserved for issuance as follows:

	As of January 31,
	2014	2015

Conversion of Series Alpha preferred stock	15,696,415	15,737,230
Conversion of Series Alpha-1 preferred stock	970,292	970,292

Total conversion of preferred stock	16,666,707	16,707,522

Warrants to purchase Series Alpha preferred stock	435,638	384,028
Warrants to purchase common stock	69,816	176,005
Options to purchase common stock outstanding	1,798,951	3,786,443
Options available for future grant under stock option plan	988,293	266,053

Total shares reserved for issuance	19,959,405	21,320,051

Common Stock Warrants—The Company has warrants to purchase 69,816 and 176,005 shares of the Company’s common stock outstanding as of January 31, 2014 and 2015, respectively. These warrants have exercise prices ranging from $2.35 to $33 per share and have expiration dates through January 2025.

Stock-Based Benefit Plans—The Company adopted the 2005 Stock Plan (the “2005 Plan”) in 2005. During the year ended January 31, 2015, the Company’s board of directors increased the maximum number of shares that can be issued under the 2005 Plan to 8,366,205. As of January 31, 2015, a total of 266,053 shares were available for future issuance under the 2005 Plan. Options to purchase shares of common stock may be granted to employees, directors, and consultants. These options generally vest from immediately to five years from the date of grant and expire 10 years from the date of grant. Options may be exercised anytime during their term in accordance with the vesting/exercise schedule specified in the recipient’s stock option agreement and in accordance with the plan provisions. Shares issued upon exercise, prior to vesting, are subject to a right of repurchase, which lapses according to the original option vesting schedule. Shares issued under the plan and later repurchased by the Company pursuant to any repurchase right, which the Company may have, are not available for future grant under the plan.

Activity under the Company’s stock option plan is set forth below:

		Outstanding Options
	Number of Shares Available for Issuance	Number of Shares	Weighted Average Exercise Price	Weighted- Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (in thousands)

Balance—January 31, 2013	1,053,625	1,786,404	$0.20	7.3	$76
Additional shares authorized for grant	975,000	—
Granted	(1,092,212)	1,092,212	$0.11
Exercised	—	(1,027,785)	$0.10
Canceled	51,880	(51,880)	$0.04

Balance—January 31, 2014	988,293	1,798,951	$0.22	6.6	$1,378
Additional shares authorized for grant	1,725,000	—
Granted	(2,680,660)	2,680,660	$2.74
Exercised	—	(459,748)	$0.67
Canceled	233,420	(233,420)	$0.63

Balance—January 31, 2015	266,053	3,786,443	$1.93	8.4	$10,109

Vested and exercisable-January 31, 2014		1,368,832	$0.27	5.9	$991

Vested and expected to vest(1)-January 31, 2014		1,602,994	$0.24	6.3	$1,201

Vested and exercisable- January 31, 2015		1,131,827	$0.30	5.4	$4,886

Vested and expected to vest(1)-January 31, 2015		3,427,431	$1.93	8.3	$9,153

(1)	Options expected to vest reflect an estimated forfeiture rate.

The information about options outstanding as of January 31, 2014 and January 31, 2015, is summarized as follows:

As of January 31, 2014
	Options Outstanding			Options Vested
Exercise Price	Number of Options	Weighted- Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value (in thousands)	Number of Options Vested	Weighted Average Exercise Price	Aggregate Intrinsic Value (in thousands)

$0.01	120,891	6.94	$116	96,683	$0.01	$93
$0.04	684,854	6.80	637	484,350	$0.04	450
$0.11	222,361	9.51	191	16,954	$0.11	15
$0.15	112,081	4.53	92	112,081	$0.15	92
$0.45	656,669	5.63	341	656,669	$0.45	341
$15.00 - 18.00	2,095	2.97	—	2,095	$17.60	—

$0.01 - $18.00	1,798,951		$1,377	1,368,832		$991

As of January 31, 2015
	Options Outstanding			Options Vested
Exercise Price	Number of Options	Weighted- Average Remaining Contractual Life (In Years)	Aggregate Intrinsic Value (in thousands)	Number of Options Vested	Weighted- Average Exercise Price	Aggregate Intrinsic Value (in thousands)
$0.01	94,459	5.96	$433	91,585	$0.01	$419
$0.04	467,514	5.81	2,127	396,495	$0.04	1,804
$0.11	202,959	8.51	909	75,956	$0.11	340
$0.15	43,366	3.70	193	43,366	$0.15	193
$0.45	499,589	4.63	2,068	499,589	$0.45	2,068
$0.97	80,500	9.21	291	2,000	$0.97	7
$1.87	169,500	9.50	461	15,000	$1.87	41
$2.01	129,500	9.69	334	4,108	$2.01	11
$3.02	2,097,160	9.93	3,293	1,833	$3.02	3
$15.00 - 18.00	1,896	2.19	—	1,895	$17.87	—

$0.01 - $18.00	3,786,443		$10,109	1,131,827		$4,886

The aggregate intrinsic value of vested options exercised during the years ended January 31, 2014 and 2015 was $60,000 and $0.5 million, respectively. The intrinsic value is the difference between the estimated fair value of the Company’s common stock at the date of exercise and the exercise price for in-the-money options. The aggregate fair value of shares vested during the years ended January 31, 2014 and 2015 was $30,000 and $0.2 million, respectively. The weighted-average grant-date fair value of options granted during the years ended January 31, 2014 and 2015 was $0.41 and $2.60 per share, respectively.

Determining Fair Value of Stock Options

The fair value of each grant of stock options was determined by the Company using the methods and assumptions discussed below. Each of these inputs is subjective and generally requires significant judgment to determine.

Fair Value of Common Stock The fair value of the shares of common stock underlying the stock options has historically been the responsibility of and determined by the Company’s board of directors. Because there has been no public market for the Company’s common stock, the board of directors determined fair value of common stock at the time of grant of the option by considering a number of objective and subjective factors including independent contemporaneous third-party valuations of the Company’s common stock, the Company’s operating and financial performance, the lack of liquidity of the Company’s capital stock and general and industry specific economic outlooks, amongst other factors. The fair value of the underlying common stock will be determined by the Company’s board of directors until such time as the Company’s common stock is listed on an established exchange or national market system.

Expected Term The expected term of stock options represents the weighted-average period the stock options are expected to be outstanding. For option grants that are considered to be “plain vanilla”, the Company has opted to use the simplified method for estimating the expected term, which calculates the expected term as the average time-to-vesting and the contractual life of the options.

Expected Volatility The expected stock price volatility assumption was determined by examining the historical volatilities of a group of industry peers, as the Company did not have any trading history for the Company’s common stock. The Company will continue to analyze the historical stock price volatility and expected term assumptions as more historical data for the Company’s common stock becomes available.

Risk-Free Interest Rate The risk free rate assumption was based on U.S. Treasury instruments with terms that were consistent with the expected term of the Company’s stock options.

Expected Dividend The expected dividend yield was 0% as the Company has not paid, and does not expect to pay, cash dividends.

Forfeiture Rate The Company is required to estimate forfeitures at the time of grant, and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. The Company uses historical data to estimate pre-vesting option forfeitures and record stock-based compensation expense only for those awards that are expected to vest. To the extent actual forfeitures differ from the estimates, the difference will be recorded as a cumulative adjustment in the period that the estimates are revised.

For the years ended January 31, 2013, 2014 and 2015, the calculated fair value of employee option grants was estimated using the Black-Scholes model with the following assumptions:

For the Year Ended January 31,
	2013	2014	2015

Expected life (in years)	3.9-6.1	5.1-6.3	5.4-6.3
Expected Volatility	71%-75%	77%-79%	69%-81%
Risk-free interest rate	0.6%-1.4%	0.8%-2.2%	1.5%-2.0%
Dividend yield	—	—	—

Total outstanding non-employee stock options were 41,769, 24,268 and 135,768 at January 31, 2013, 2014 and 2015, respectively. The non-employee stock-based compensation expense was not material for any period presented.

Stock-based Compensation Expense

Total stock-based compensation expense recognized in the consolidated statements of operations was as follows (in thousands):

	Year Ended January 31,
	2013	2014	2015

Total cost of revenue	$11	$7	$36
Sales and marketing	1	6	41
Research and development	50	26	169
General and administrative	111	33	180

	$173	$72	$426

As of January 31, 2014, there was approximately $0.4 million of total unrecognized compensation cost related to unvested options granted, which is expected to be recognized over a weighted-average period of 2.6 years. As of January 31, 2015, there was approximately $5.8 million of total unrecognized compensation cost related to unvested options granted, which is expected to be recognized over a weighted-average period of 3.2 years.

Early Exercise of Common Stock—During the years ended January 31, 2014 and 2015, the Company issued 919,329 and 263,620 shares, respectively, of common stock following the exercise of common stock options prior to their vesting dates, or early exercises. The amounts received from all such early exercises is recorded in accrued expenses on the consolidated balance sheets and reclassified to stockholders’ deficit as the options vest. The unvested shares are subject to the Company’s repurchase right at the original purchase price, which lapses over the vesting term of the original option grant. As of January 31, 2014 and 2015, there were 1,479,622 and 1,004,737 shares, respectively, legally outstanding, but not included within common stock outstanding for accounting purposes as a result of the early exercise of common stock options that were not yet vested. As of January 31, 2014 and 2015, the aggregate price of shares subject to repurchase recorded in accrued expenses totaled $0.1 million and $0.3 million, respectively.

10. INCOME TAXES

Income tax expense differed from the amount computed by applying the federal statutory income tax rate of 34% to pretax loss as a result of the following:

	January 31,
	2013	rate	2014	rate	2015	rate
Federal tax at statutory rate	$(1,245)	34%	$(680)	34%	$(2,350)	34%
Change in valuation allowance	1,406	(40)%	831	(42)%	2,132	(31)%
State taxes	(167)	5%	(156)	8%	(437)	6%
Stock-based compensation	18	0%	14	(1)%	92	(1)%
Research and development credit	(30)	1%	(131)	7%	(192)	3%
Permanent tax adjustment	12	0%	104	(5)%	23	0%
Other	6	0%	20	(1)%	230	(3)%

Total	$—	0%	$—	0%	$(502)	8%

Income tax expense differs from the amount computed by applying the statutory federal income tax rate primarily as the result of changes in the valuation allowance.

The tax effects of temporary differences that give rise to significant portions of the Company’s deferred tax assets and liabilities related to the following:

	January 31,
	2014	2015
Deferred tax assets:
Accruals and reserves	$1,874	$2,036
Stock option expense	382	436
Intangible assets amortization	135	243
Deferred revenue	25	15
Fixed assets depreciation	64	168
Net operating losses carryover	20,294	22,240
Tax credit carryover	879	1,241

Gross deferred tax assets	23,653	26,379
Valuation allowance	(23,653)	(25,785)

Net deferred tax assets	—	594

Deferred tax liabilities:
Acquired intangible assets	—	(594)

Total net deferred tax assets	$—	$—

Income taxes are recorded using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income (or loss) in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided for the amount of deferred tax assets that, based on available evidence, is not more likely than not to be realized.

Management believes that, based on available evidence, both positive and negative, it is more likely than not that the deferred tax assets will not be utilized, such that a full valuation allowance has been recorded. The valuation allowance for deferred tax assets was $22.8 million, $23.7 million and $25.8 million as of January 31, 2013,

2014 and 2015, respectively. The net change in the total valuation allowance for the year ended January 31, 2015 was an increase of $2.1 million.

On January 31, 2015, the Company had approximately $56.2 million and $56.1 million of net operating loss (NOL) carryforwards available to offset future taxable income for both federal and state purposes, respectively. If not utilized, these available carryforward losses will expire in various amounts for federal and state tax purposes beginning in 2029.

In addition, the Company had approximately $1.4 million and $1.1 million of federal and state research and development tax credits, respectively, available to offset future taxes. If not utilized, the available federal credits will begin to expire in 2029. California state research and development tax credits can be carried forward indefinitely.

Under Section 382 of the Internal Revenue Code of 1986, as amended, utilization of the NOL carryforwards and credits may be subject to substantial annual limitation due to the ownership change limitations and similar state provisions. If there should be an additional ownership change, the annual limitation may result in the expiration of NOLs and credits before utilization.

The Company completed a Section 382 analysis through January 31, 2015 and determined that an ownership change, as defined under Section 382 of the Internal Revenue Code, occurred in prior years. Based on the analysis, the Company determined that it has undergone three ownership changes. The first and second ownership changes occurred in April 2005 and the third change occurred in February 2009. NOLs presented account for any limited and potential lost attributes due to such ownership changes and their respective expiration dates. The NOLs in the second table of this Note 10 reflect the available NOLs we expect to use.

In May 2014, the Company acquired Talkatone, Inc., or Talkatone, a privately held voice over Internet protocol (VoIP) company that develops and markets a smart device application. The Company recorded a tax benefit of $0.5 million arising from the release of deferred tax valuation allowances subsequent to the acquisition of Talkatone. The release of the valuation allowances was triggered by the recognition of $0.5 million of long term net deferred tax liabilities that were primarily related to the acquired intangible assets and R&D credits recorded upon the acquisition of Talkatone.

In September 2013, the U.S. Treasury Department and the Internal Revenue Service, or IRS, issued final tangible property regulations, providing comprehensive guidance on the tax treatment of costs incurred to acquire, repair or improve tangible property. The final regulations are generally effective for taxable years beginning on or after January 1, 2014. In January 2014, the IRS issued procedural guidance pursuant to which taxpayers will be granted automatic consent to change their tax accounting methods to comply with the final regulations. There are no significant changes to the Company’s tax accounting with respect to this guidance.

The Company had unrecognized tax benefits (“UTBs”) of approximately $1.0 million as of January 31, 2015. All of the deferred tax assets associated with these UTBs are fully offset by a valuation allowance. The following table summarizes the activity related to UTBs (in thousands):

Balance at January 31, 2013	$612
Increases related to current year tax positions	131

Balance at January 31, 2014	743
Increase/decrease related to prior year positions	59
Increase related to current year tax positions	227

Balance at January 31, 2015	$1,029

All of these UTBs, if recognized, would not affect the effective tax rate before consideration of the valuation allowance.

The Company’s policy is to classify interest and penalties associated with unrecognized tax benefits as income tax expense. The Company had no interest or penalty accruals associated with uncertain tax benefits in its balance sheets and statements of operations for both fiscal years 2014 and 2015.

The Company does not have any tax positions for which it is reasonably possible the total amount of gross unrecognized benefits will increase or decrease within 12 months of the year ended January 31, 2015.

Because the Company has net operating loss and credit carryforwards, there are open statutes of limitations in which federal, state and foreign taxing authorities may examine the Company’s tax returns for all years from 2005 through the current period.

11. RETIREMENT PLAN

The Company offers a qualified 401(k) plan to eligible employees. The plan allows for discretionary employer matching and profit-sharing contributions. The plan covers all full-time employees over the age of 21 and provides employees with tax deferred salary deductions. Employees may contribute up to a maximum of $17,500 per year, or $23,000 for employees over 50 years of age, and the Company matches 50% of the contribution of the employee up to 6% of the deferred salary amount. Contributions made by the Company vest 100% upon contribution. The Company contributed $0.1 million and $0.2 million in the years ended January 31, 2014 and 2015, respectively.

12. COMMITMENTS AND CONTINGENCIES

The Company leases office space in Palo Alto, California under an operating lease, which is due to expire in November 2017. Monthly rent payments on the lease are approximately $37,000.

In April 2012 and January 2013, the Company entered into capital leases for computer equipment that mature in March 2015 and May 2015, respectively. The lease agreements include the right to purchase the equipment at maturity for one dollar. In January 2015, the Company entered into a capital lease for computer equipment that matures in December 2016 with the right to purchase the equipment at maturity for one dollar.

Minimum rental commitments under all noncancelable leases with an initial term in excess of one year as of January 31, 2015 were as follows (in thousands):

Year Ending January 31,	Capital Leases	Operating Leases
2016	$733	$1,490
2017	653	1,477
2018	—	1,183
2019	—	27
2020	—	—

Total	1,386	$4,177

Less: Amount representing interest	(88)

Present value of lease payments	1,298
Less: current portion	(666)

Capital lease—net of current portion	$632

Rent expense was $0.9 million, $0.6 million and $0.9 million for the years ended January 31, 2013, 2014 and 2015, respectively.

In March 2011, the Company entered into a patent license agreement with AT&T Intellectual Property II, L.P. Under the terms of the agreement, the Company is to pay a royalty on a per unit basis in consideration for the license and release. The royalty does not accrue until after 250,000 units are sold. The royalty expense is recorded in cost of revenue, and was not material for any of the periods presented.

Legal Matters—The Company is party to actions and proceedings incident to the Company’s business in the ordinary course of business, including litigation regarding its intellectual property, challenges to the enforceability or validity of its intellectual property, and claims that the Company’s products or services infringe on the intellectual property rights of others. The Company accrues a liability for such matters when it is probable that future expenditures will be made and such expenditures can be reasonably estimated. In management’s opinion, there are no contingent liabilities requiring accrual or disclosure as of January 31, 2015.

Indemnification—The Company enters into standard indemnification arrangements in the ordinary course of business. Pursuant to these arrangements, the Company indemnifies, holds harmless, and agrees to reimburse the indemnified parties for losses suffered or incurred by the indemnified party, in connection with any trade secret, copyright, patent or other intellectual property infringement claim by any third party with respect to the Company’s technology. The term of these indemnification agreements is generally perpetual. The maximum potential amount of future payments the Company could be required to make under these agreements is not determinable because it involves claims that may be made against the Company in the future, but have not yet been made.

The Company has entered into indemnification agreements with its directors and officers that may require the Company to indemnify its directors and officers against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct of the individual. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited; however, the Company has director and officer insurance coverage that reduces the Company’s exposure and enables the Company to recover a portion of any future amounts paid.

To date the Company has not incurred costs to defend lawsuits or settle claims related to these indemnification agreements. No liability associated with such indemnifications has been recorded to date.

13. ACQUISITIONS

FonGenie, Inc.—In September 2012, the Company entered into an asset purchase agreement with FonGenie, Inc. (“FonGenie”), and Arsenal Interactive, Inc. (“Arsenal”). The Company purchased the assets of FonGenie and certain software, licenses, and intellectual property of Arsenal in order to expand its services to include the Fongenie Promoter service line. FonGenie was in the business of providing a platform, lead generation, and sales and marketing services through its own platform, application, services, and intellectual property. Arsenal previously owned or licensed certain intellectual property, hardware, software, third-party software and other work products that comprised a platform that enabled FonGenie to integrate telephony services (such as completing phone calls).

The nominal purchase price was allocated entirely to an acquired technology asset in the Company’s balance sheet with an estimated life of one year and amortized to general and administrative expense.

Talkatone, Inc.—In May 2014, the Company acquired all of the issued and outstanding securities of Talkatone, Inc. (“Talkatone”) a privately held provider of telephony services over Wi-Fi networks in order to expand its service offerings in the mobile application marketplace. The total consideration for this transaction was approximately $2.3 million and consisted of the following (dollars in thousands):

Cash consideration paid at closing	$887
Common stock (180,494 shares)	338
Contingent consideration	1,039

Total consideration	$2,264

At the time of the Talkatone acquisition, the Company was obligated to pay additional amounts for certain deferred earn-out payments based upon the achievement of certain performance targets. The Company determined the fair market value of these earn-outs based on probability analysis. The fair market value and gross amount of these earn-out payments were $1.0 million and $2.2 million, respectively. The fair value measurement is based on significant inputs not observed in the market and thus represents a Level 3 measurement, which reflects the Company’s own assumptions in measuring fair value.

Transaction costs associated with the acquisition were $12,000 and are included in general and administrative expense in the accompanying consolidated statement of operations.

The Company accounted for the Talkatone acquisition under the acquisition method of accounting as a business combination. The assets acquired and liabilities assumed were recorded at fair market value determined by management. The excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired was recorded as goodwill. The goodwill generated from the business combination is primarily related to the employee workforce and the expected synergies. Goodwill will not be amortized and is not tax deductible.

The purchase price was allocated as follows (in thousands):

Cash	$215
Net liabilities assumed	(60)
Intangible assets:
Trade name	103
Developed technology	815
Non-compete agreement	118
User relationships	458
Non-current deferred tax liabilities	(502)
Goodwill	1,117

Net assets acquired	$2,264

The intangible assets acquired are reported, net of accumulated amortization, in the accompanying consolidated balance sheets as of January 31, 2015. Amortization expense related to the acquired intangible assets was $0.2 million for fiscal 2015, which was included as a component of operating expenses and cost of revenue in the consolidated statement of operations. The operating results of Talkatone have been included in the accompanying consolidated financial statements from the date of acquisition.

Pro forma results of operations for the acquisitions completed have not been presented because the effects of the acquisitions, individually and in the aggregate, were not material to the Company’s financial results.

14.	NET LOSS PER SHARE

The following table summarizes the computation of basic and diluted net loss per share (in thousands, except share and per share data):

	Year Ended January 31,
	2013	2014	2015

Net loss—basic and diluted	$(3,663)	$(2,000)	$(6,410)
Weighted-average shares used to compute basic and diluted net loss per share	2,071,914	3,377,692	4,568,483

Basic and diluted net loss per common share	$(1.77)	$(0.59)	$(1.40)

Basic net loss per share is computed by dividing the net loss by the weighted-average number of common shares outstanding for the period. Basic and diluted net loss attributable to common stockholders per share is presented in conformity with the two-class method required for participating securities as the convertible preferred stock is considered a participating security. The Company’s participating securities do not have a contractual obligation to share in the Company’s losses. As such, the net loss attributable to common stockholders was attributed entirely to common stockholders. Because the Company has reported a net loss for the years ended January 31, 2013, 2014 and 2015, diluted net loss per common share is the same as basic net loss per common share for those periods.

The following potentially dilutive securities outstanding have been excluded from the computation of diluted weighted-average shares outstanding because such securities have an antidilutive impact due to losses reported (in common stock equivalent shares):

	Year Ended January 31,
	2013	2014	2015
Convertible preferred stock	16,666,707	16,666,707	16,707,522
Warrants to purchase convertible preferred stock	435,638	435,638	384,028
Warrants to purchase common stock	69,816	69,816	176,005
Options to purchase common stock	1,786,404	1,798,951	3,786,443

Total	18,958,565	18,971,112	21,053,998

The unaudited pro forma basic and diluted loss per share attributable to common stockholders for the year ended January 31, 2015, give effect to the automatic conversion of all shares of convertible preferred stock upon an initial public offering by treating all shares of convertible preferred stock as if they had been converted to common stock and such shares were outstanding. Also included is the effect of all convertible preferred stock warrants that will convert into warrants to purchase common stock. Shares to be sold in the offering are excluded from the unaudited pro forma basic and diluted loss per share calculations. As the Company incurred a net loss for the year ended January 31, 2013, 2014 and 2015, there is no income allocation required under the two class method or dilution attributed to pro forma weighted-average shares outstanding in the calculation of pro forma diluted loss per share for those periods.

Unaudited pro forma basic and diluted loss per share are computed as follows (in thousands, except share and per share data):

Year Ended January 31, 2015
(unaudited)
Pro forma loss per share—basic and diluted Numerator:
Net loss	$(6,410)
Change in fair value of preferred stock warrant liability	795

Pro forma net loss	$(5,615)

Denominator:
Weighted-average shares used to compute basic and diluted net loss per share	4,568,483
Adjustments to reflect the assumed conversion of convertible preferred stock	16,707,522
Adjustments to reflect the assumed conversion of preferred stock warrants	243,453

Pro forma weighted-average number of shares outstanding—basic and diluted net loss per share	21,519,458

Pro forma net loss per share—basic and diluted	$(0.26)

15. SUBSEQUENT EVENTS

The Company has evaluated subsequent events from the balance sheet date through April 17, 2015, the date the consolidated financial statements were available to be issued.

* * * * * *

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee and the FINRA filing fee and the NYSE listing fee.

Amount to be Paid
SEC registration fee	*
FINRA filing fee	*
Initial NYSE listing fee	*
Printing and engraving expenses	*
Legal fees and expenses	*
Accounting fees and expenses	*
Blue Sky qualification fees and expenses	*
Transfer Agent and Registrar fees	*
Miscellaneous fees and expenses	*

Total	*

*	To be provided by amendment.

Item 14.	Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law, or the Delaware Law, authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the “Securities Act”). Article VII of our Amended and Restated Certificate of Incorporation and Article VIII of our Bylaws provide for indemnification of our directors, officers, employees and other agents to the maximum extent permitted by Delaware Law. In addition, we have entered into Indemnification Agreements with our officers and directors. The Underwriting Agreement also provides for cross-indemnification among us and the Underwriters with respect to certain matters, including matters arising under the Securities Act.

Item 15.	Recent Sales of Unregistered Securities

Since February 1, 2012, we have issued and sold the following unregistered securities:

•	We issued stock options and stock purchase rights to certain of our service providers, executive officers and directors to purchase an aggregate of 7,394,135 shares of our common stock under our 2005 Stock Plan, with exercise prices ranging from $0.04 to $4.59 per share. No consideration was received for such stock options. Such issuances were deemed to be exempt from registration under the Securities Act pursuant to benefit plans and contracts relating to compensation as provided under Rule 701 promulgated under Section 3(b) of the Securities Act.

•	We issued an aggregate of 3,163,407 shares of common stock to certain of our service providers, executive officers and directors pursuant to exercises of then-outstanding stock options or stock purchase rights under our 2005 Plan, with purchase prices ranging from $0.01 to $3.02 per share. Such issuances were deemed to be exempt from registration under the Securities Act pursuant to benefit plans and contracts relating to compensation as provided under Rule 701 promulgated under Section 3(b) of the Securities Act.

•	From April 16, 2012 through January 5, 2015, we issued warrants to investors to purchase up to an aggregate of 163,910 shares of our common stock and 132,053 shares of our Series Alpha convertible preferred stock, with exercise prices ranging from approximately $2.35 per share to $3.02 per share. No consideration was received for such warrants. Such issuances were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act as by an issuer not involving a public offering.

•	From April 23, 2012, through December 16, 2013, we issued stock purchase rights to retirement accounts for the benefit of our service providers to purchase an aggregate of 785,618 shares of our common stock, with exercise prices ranging from $0.04 to $0.11 per share. From October 3, 2012, to February 11, 2014, such we issued 785,618 shares of our common stock to such retirement accounts pursuant to exercises of such stock purchase rights, with purchase prices ranging from $0.04 to $0.11 per share. Such issuances were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act as transactions by an issuer not involving a public offering.

•	On May 2, 2014, we issued an aggregate of 180,494 shares of our common stock to stockholders of Talkatone, Inc., each of whom was an accredited investor or represented by an accredited investor representative, in consideration of our acquisition of Talkatone, Inc., the predecessor to our wholly owned subsidiary Talkatone, LLC. As of May 2, 2014, such shares were deemed to have a fair market value of $1.87 per share. On March 31, 2015, we issued an aggregate of 98,321 shares of our common stock to stockholders of Talkatone, Inc., each of whom was an accredited investor or represented by an accredited investor representative, in consideration of our acquisition of Talkatone, Inc., the predecessor to our wholly owned subsidiary Talkatone, LLC. As of March 31, 2015, such shares were deemed to have a fair market value of $4.59 per share. Such issuances were deemed to be exempt from registration under Rule 506(b) of Regulation D promulgated under the Section 4(2) Securities Act.

•	From February 18, 2014, through September 16, 2014, we issued an aggregate of 4,652 shares of our common stock and 40,815 shares of our Series Alpha convertible preferred stock to investors pursuant to exercises of then-outstanding warrants, each at a purchase price of $2.3475 per share. Such issuances were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act as transactions by an issuer not involving a public offering.

Item 16.	Exhibits and Financial Statement Schedules

(a)	See the Exhibit Index on the page immediately preceding the exhibits for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.

(b)	No financial statement schedules are provided because the information called for is not required or is shown either in the financial statements or the notes thereto.

Item 17.	Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Palo Alto, State of California on the      day of              2015.

OOMA, INC.

By:
Eric B. Stang President, Chief Executive Officer and Chairman of the Board of Directors

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints, jointly and severally, Eric B. Stang, Ravi Narula and Spencer D. Jackson, and each of them, as his attorney-in-fact, with full power of substitution, for him in any and all capacities, to sign any and all amendments to this Registration Statement (including post effective amendments), and any and all Registration Statements filed pursuant to Rule 462 under the Securities Act of 1933, as amended, in connection with or related to the offering contemplated by this Registration Statement and its amendments, if any, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorney to any and all amendments to said Registration Statement.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

Eric B. Stang	President, Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)	, 2015

Ravi Narula	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	, 2015

Alison Davis	Director	, 2015

Andrew H. Galligan	Director	, 2015

Peter J. Goettner	Director	, 2015

Russell Mann	Director	, 2015

Signature	Title	Date

Sean N. Parker	Director	, 2015

William D. Pearce	Director	, 2015

James Wei	Director	, 2015

EXHIBIT INDEX

Number	Description

1.1*	Form of Underwriting Agreement.

3.1*	Amended and Restated Certificate of Incorporation of Ooma, Inc., as currently in effect.

3.2*	Form of Amended and Restated Certificate of Incorporation of Ooma, Inc., to be in effect upon the completion of this offering.

3.3**	Bylaws of Ooma, Inc., as currently in effect.

3.4*	Form of Amended and Restated Bylaws of Ooma, Inc., to be in effect upon the completion of this offering.

4.1*	Specimen Common Stock Certificate.

4.2*	Third Amended and Restated Investors’ Rights Agreement by and among Ooma, Inc. and certain holders of its capital stock, dated as of June 19, 2009, as amended July 26, 2012.

5.1*	Opinion of Orrick, Herrington & Sutcliffe LLP.

10.1+**	2005 Stock Plan and forms of agreement thereunder.

10.2*+	Form of 2015 Equity Incentive Plan and forms of agreement thereunder.

10.3*+	Form of Bonus Plan.

10.4+**	Employment Agreement by and between the Company and Eric B. Stang, dated January 5, 2009.

10.5+**	Offer Letter by and between the Company and James A. Gustke, dated July 30, 2010.

10.6+**	Offer Letter by and between the Company and Spencer D. Jackson, dated December 13, 2013.

10.7+**	Offer Letter by and between the Company and Ravi Narula, dated November 7, 2014.

10.8*+	Form of Indemnification Agreement between Ooma, Inc. and each of its Officers and Directors.

10.9**	Amended and Restated Loan and Security Agreement, dated December 17, 2012, by and between the Company and Silicon Valley Bank.

10.9.1*	First Amendment to Amended and Restated Loan and Security Agreement, dated July 21, 2014, by and between the Company and Silicon Valley Bank.

10.9.2*	Second Amendment to Amended and Restated Loan and Security Agreement, dated January 5, 2015, by and between the Company and Silicon Valley Bank.

10.10**	Mezzanine Loan and Security Agreement, dated January 5, 2015, by and between the Company and Silicon Valley Bank.

10.11**	Office Lease, effective December 1, 2012, by and between DP Ventures, LLC and the Company.

21.1*	List of Subsidiaries.

23.1*	Consent of Deloitte & Touche LLP.

23.2*	Consent of Orrick, Herrington & Sutcliffe LLP (included in Exhibit 5.1).

24.1	Power of Attorney (included in signature page).

*	To be filed by amendment.
**	previously submitted.
+	Indicates a management or compensatory plan.